As filed with the Securities and Exchange Commission on November 24, 2021

Securities Act File No. 333-249525

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 4 ☒

OWL ROCK CORE INCOME CORP.

(Exact name of registrant as specified in charter)

399 Park Avenue

38th Floor

New York, NY 10022

(212) 419-3000

(Address and telephone number, including area code, of principal executive offices)

Bryan Cole

Chief Operating Officer and Chief Financial Officer

399 Park Avenue

38th Floor

New York, NY 10022

(Name and address of agent for service)

COPIES TO:

Cynthia M. Krus, Esq.	Blake E. Estes, Esq.
Kristin H. Burns, Esq.	Martin H. Dozier, Esq.
Eversheds Sutherland (US) LLP	Alston & Bird LLP
700 Sixth Street, NW	90 Park Avenue
Washington, DC 20004	New York, NY 10016
Tel: (202) 383-0100	Tel: (212) 210-9400
Fax: (202) 637-3593	Fax: (212) 210-9444

Approximate date of commencement of proposed public offering:

As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                 .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                 .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                 .

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☒	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐

If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)(3)(4)
Common Stock, $0.01 par value per share	$2,500,000,000	$272,750

(1)

The Registrant has received an order for exemptive relief from the Securities and Exchange Commission that permits the Registrant to offer multiple classes of common stock. The Registrant hereby offers up to a maximum aggregate amount of $2,500,000,000 of the following classes of common stock in any combination of: “Class S shares,” “Class D shares” and “Class I shares.” The Registrant also may register other classes of common stock, which may be included in this offering.

(2)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee.
(3)	Based on initial offering price of $10.00 for shares for Class I common stock.
(4)	Previously Paid

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 24, 2021

Preliminary Prospectus

Maximum Offering of up to $2,500,000,000 in Class

S, Class D and Class I Shares of Common Stock

We are an externally managed closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended (the “1940 Act”). We will be managed by Owl Rock Capital Advisors LLC (“the Adviser” or “our Adviser”), which is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”). We also have elected to be treated for federal income tax purposes, and intend to qualify annually, as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

We are an emerging growth company as defined in the Jumpstart Our Business startups Act of 2012 (the “JOBS Act”), and will be subject to reduced public company reporting requirements.

Our investment objective is to generate current income and, to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. Our investment strategy will focus primarily on originating and making loans to, and making debt and equity investments in, U.S. middle-market companies. We will invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity and equity-related securities which include common and preferred stock, securities convertible into common stock, and warrants. We define “middle-market companies” to generally mean companies with earnings before interest expense, income tax expense, depreciation and amortization (“EBITDA”) between $10 million and $250 million annually and/or annual revenue of $50 million to $2.5 billion at the time of investment. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. Consistent with our goal of capital preservation, we generally intend to invest in companies with loan-to-value ratios of 50% or lower. Our target credit investments typically will have maturities between three and ten years. Once we raise sufficient capital, we expect that our investments will have position sizes that range between 1% and 3% of our portfolio, although investment sizes will vary with the size of our capital base, particularly during the period prior to raising sufficient capital. To a lesser extent, we may make investments in syndicated loan opportunities for cash management purposes, which includes but is not limited to maintaining more liquid investments to manage our share repurchase program.

We have received an exemptive order that permits us to offer multiple classes of shares of common stock and to impose varying sales loads, asset-based service and/or distribution fees and early withdrawal fees. We are offering on a best efforts, continuous basis up to $2,500,000,000 in in any combination of amount of shares of Class S, Class D and Class I common stock. Class S, Class D and Class I shares are currently being offered at prices per share of $9.65, $9.46, and $9.32, respectively, as of November 1, 2021. We intend to sell our shares at a net offering price that we believe reflects the net asset value per share as determined in accordance with the Company’s share pricing policy. Each class of common stock is offered through Blue Owl Securities LLC (d/b/a Blue Owl Securities) (the “Dealer Manager” or “Blue Owl”). The initial minimum permitted purchase by each individual investor is $25 thousand in Class S or Class D shares, or $1 million in Class I shares unless such minimums are waived by the Dealer Manager. As of November 1, 2021, we have issued approximately 42,925,121 shares of our Class S common stock, approximately 16,481,654 shares of our Class D common stock, and approximately 73,228,168 shares of our Class I common stock in our public offering, and have raised total gross proceeds of approximately $403.4 million, approximately $153.3 million, and approximately $682.1 million, respectively, including seed capital of $1,000 contributed by the Adviser in September 2020 and approximately $25.0 million in gross proceeds raised from Owl Rock Feeder FIC ORCIC Equity LLC (“Feeder FIC Equity”), an entity affiliated with the Adviser.

Any upfront selling commission, dealer manager fees, or other similar placement fees (together, the “Upfront Sales Load”) for Class S and Class D shares will be deducted from the public offering price per share. The maximum Upfront Sales Load is up to 3.50% of the amount invested for Class S shares, and up to 1.50% of the amount invested for Class D shares. There is no Upfront Sales Load on the amount invested in the Class I shares.

•	This is an initial public offering.

•	You should not expect to be able to sell your shares regardless of how we perform.

•	If you are able to sell your shares, you likely will receive less than your purchase price.

•	We do not intend to list our shares on any securities exchange and we do not expect a secondary market in our shares to develop.

•

We may, from time to time, determine to repurchase a portion of the shares of our common stock, and if we do, we expect that only a limited number of shares will be eligible for repurchase. In addition, any such repurchases will be at prices equal to the current net offering price per share of the relevant class of repurchased shares, which may be at a discount to the price at which you purchased shares of our common stock in this offering.

•	You should consider that you may not have access to the money you invest for an indefinite period of time.

•	Investors in our Class S and Class D shares will be subject to ongoing servicing fees of 0.85% and 0.25%, respectively. See “Share Class Specifications.”

•	An investment in shares of our common stock is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Liquidity Strategy.”

•	Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•

Distributions on our common stock may exceed our taxable earnings and profits, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we pay may represent a return of capital to you for U.S. federal income tax purposes. A return of capital is a return of a portion of your original investment in shares of our common stock. As a result, a return of capital will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use sources other than cash flows from operations, including the sale of assets, borrowings or return of capital, to fund distributions.

•

Distributions also may be funded in significant part, directly or indirectly, from (i) the waiver of certain investment advisory fees, that will not be subject to repayment to the Adviser and/or (ii) the deferral of certain investment advisory fees, that may be subject to repayment to the Adviser and/or (iii) the reimbursement of certain operating expenses, that will be subject to repayment to our Adviser and its affiliates. Significant portions of distributions may not be based on investment performance. In the event distributions are funded from waivers and/or deferrals of fees and reimbursements by our affiliates, such funding may not continue in the future. If our affiliates do not agree to reimburse certain of our operating expenses or waive certain of their advisory fees, then significant portions of our distributions may come from sources other than cash flows from operations. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled.

•

Because you will pay an Upfront Sales Load of up to 3.50% and offering expenses of up to 1.50%, if you invest $100 in our Class S shares and pay the maximum Upfront Sales Load, approximately $95.00 of your investment will actually be available to us for investment in portfolio companies. As a result, based on the current price of $9.32, you would have to experience a total net return on your investment of approximately 5.26% to recover your initial investment, including the Upfront Sales Load and expected offering expenses. See “Use of Proceeds” on page 89.

•

Because you will pay an Upfront Sales Load of up to 1.50% and offering expenses of up to 1.50%, if you invest $100 in our Class D shares and pay the maximum Upfront Sales Load, approximately $97.00 of your investment will actually be available to us for investment in portfolio companies. As a result, based on the current price of $9.32, you would have to experience a total net return on your investment of approximately 3.09% to recover your initial investment, including the Upfront Sales Load and expected offering expenses. See “Use of Proceeds” on page 89.

•

We intend to invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

We intend to sell our shares at a net offering price that we believe reflects the net asset value per share as determined in accordance with the Company’s share pricing policy. See “Value Determinations in Connection with this Continuous Offering.” We will modify our public offering price to the extent necessary to comply with the requirements of the 1940 Act, including the requirement that we not sell our shares at a net offering price below our net asset value per share unless we obtain the requisite approval from our shareholders. Accordingly, subscriptions for this offering will be for a specific dollar amount rather than a specified quantity of shares, which may result in subscribers receiving fractional shares rather than full share amounts.

We intend to file post-effective amendments to our registration statement that will allow us to continue this offering. We reserve the right to change our investment and operating policies without shareholder approval, except to the extent such approval is required by the 1940 Act.

Shares of our common stock are highly illiquid and appropriate only as a long-term investment. Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Suitability Standards” beginning on page ii and “Risk Factors” beginning on page 36 to read about our suitability standards and the risks you should consider before buying shares of our common stock. Depending upon the terms and pricing of any additional offerings and the value of our investments, you may experience dilution in the book value and fair value of your shares. See “Risk Factors — Risks Related to an Investment in Our Common Stock — A shareholder’s interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us” on page 72 for more information. As an “emerging growth company” as defined in the JOBS Act we intend to take advantage of extended transition periods for complying with new or revised accounting standards. See “Prospectus Summary — Emerging Growth Company Status.”

	Offering Price to Public(1)	Maximum Upfront Sales Load(2)(3)	Net Proceeds (Before Expenses)(3)
Per Class S Share	$9.65	$0.33	$9.32
Per Class D Share	$9.46	$0.14	$9.32
Per Class I Share	$9.32	—	$9.32
Maximum Offering(4)	$2,500,000,000	$40,830,038	$2,459,169,962

(1)	Information in the table reflects the offering price per share of each class as of November 1, 2021.
(2)

“Upfront Sales Load” includes: (1) in the case of the Class S shares, upfront selling commissions of up to 3.50% and (2) in the case of the Class D shares, an Upfront Sales Load of up to 1.50%. See “Plan of Distribution — Compensation Paid to the Dealer Manager and Participating Broker-Dealers.”

(3)

Assumes all shares are sold in the primary offering, with 33% of the gross offering proceeds from the sale of Class S shares, 33% from the sale of Class D shares and 33% from the sale of Class I shares, and with each share being sold at the maximum applicable Upfront Sales Load. We have received an exemptive order that permits us to offer multiple classes of shares of common stock and to impose varying sales loads, asset-based service and/or distribution fees and early withdrawal fees.

(4)

In addition to the Upfront Sales Load, we estimate that in connection with this offering we will incur $37.5 thousand of offering expenses (approximately 1.50% of the gross proceeds) if the minimum number of shares is sold, and approximately $18.75 million of offering expenses (approximately 0.75% of the gross proceeds) if the maximum number of shares are sold, assuming 33% of the shares sold are from each of the Class S, Class D and Class I shares.

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. We were recently formed and have not been in the business described in this prospectus for at least three years. We will file annual, quarterly and current reports, proxy statements and other information about us with the SEC. This information will be available free of charge by contacting us at 399 Park Avenue, 38th Floor, New York, New York 10022, or by telephone at (212) 419-3000 or on our website at www.owlrockcoreincomecorp.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The SEC also maintains a website at http://www.sec.gov, which contains such information.

Neither the SEC, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. An investment in our shares is NOT a bank deposit and is NOT insured by the Federal Deposit Insurance Corporation or any other government agency. The use of forecasts in this offering is prohibited. Any representation to the contrary, and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in this program, is not permitted. Securities regulators have not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards including the ‘Regulation Best Interest’ standard to any or all purchasers.

BLUE OWL SECURITIES

Prospectus dated                    , 2021

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we have filed with the SEC, in connection with a continuous offering process, to raise capital for us. As we make material investments or have other material developments, we will periodically provide prospectus supplements or may amend this prospectus to add, update or change information contained in this prospectus.

This prospectus relates to our shares of Class S, Class D and Class I common stock, which are currently being offered at prices per share of $9.65, $9.46, and $9.32, respectively, as of November 1, 2021. We have received an exemptive order that permits us to offer multiple classes of shares of common stock and to impose varying sales loads, asset-based service and/or distribution fees and early withdrawal fees. We will seek to avoid interruptions in the continuous offering of shares of our common stock; we may, however, to the extent permitted or required under the rules and regulations of the SEC, supplement this prospectus or file an amendment to the registration statement with the SEC if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement or (ii) increases to an amount that is greater than the net proceeds per share as stated in this prospectus. There can be no assurance that our continuous offering will not be interrupted during the SEC’s review of any such registration statement amendment.

We intend to sell our shares at a net offering price that we believe reflects the net asset value per share as determined in accordance with the Company’s share pricing policy. We will modify our public offering price to the extent necessary to comply with the requirements of the 1940 Act, including the requirement that we not sell our shares at a net offering price below our net asset value per share unless we obtain the requisite approval from our shareholders.

We will supplement this prospectus to the extent required by applicable law and we will also post the updated information on our website at www.owlrockcoreincomecorp.com.

You should rely only on the information contained in this prospectus. Our Dealer Manager is Blue Owl Securities LLC (d/b/a Blue Owl Securities). Neither we nor our Dealer Manager has authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of shares of our common stock. If there is a material change in our affairs, we will amend or supplement this prospectus. Any statement that we make in this prospectus may be modified or superseded by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus, all prospectus supplements and the related registration statement exhibits, together with additional information described below under “Available Information.” In this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day other than Saturday, Sunday, a legal holiday or a day on which banks in New York City are authorized or required to close.

We maintain a website at www.owlrockcoreincomecorp.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

SUITABILITY STANDARDS

Shares of our common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment.

The initial minimum purchase amounts are $25 thousand in Class S or Class D shares, and $1 million in Class I shares unless waived by the Dealer Manager.

We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of shares have either:

•	a gross annual income of at least $70,000 and a net worth of at least $70,000, or

•	a net worth of at least $250,000.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards set forth below:

Alabama — In addition to the suitability standards set forth above, an investment in us will only be sold to Alabama residents that have a liquid net worth of at least 10 times their investment in us and our affiliates.

Idaho — Purchasers residing in Idaho must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in us shall not exceed 10% of their liquid net worth.

Kansas — The Office of the Kansas Securities Commissioner recommends that Kansas investors limit their aggregate investment in us, the shares of our affiliates and other similar programs to not more than 10% of their liquid net worth. For these purposes, liquid net worth means that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Kentucky — In addition to the suitability standards set forth above, Kentucky investors may not invest more than 10% of their liquid net worth in us and our affiliates.

Massachusetts — In addition to the suitability standards set forth above, Massachusetts residents may not invest more than 10% of their liquid net worth in us and in other illiquid direct participation programs.

Maine — The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Missouri — In addition to the suitability standards set forth above, Missouri residents may not invest more than 10% of their liquid net worth in us.

Nebraska — Nebraska investors must limit their aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing investment concentration limit.

New Jersey — New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000 or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

New Mexico — New Mexico investors may not invest more than 10% of their liquid net worth in our shares, shares of our affiliates and other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents, and readily marketable securities.

North Dakota — North Dakota investors must represent that, in addition to the stated net income and net worth standards, they have a net worth of at least ten times their investment in us.

Ohio — It shall be unsuitable for an Ohio investor’s aggregate investment in shares of the Issuer, Affiliates of the Issuer, and in other nontraded BDCs to exceed ten percent (10%) of his, her, or its liquid net worth. “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Oklahoma — An Oklahoma investor’s investment in us may not exceed 10% of such investor’s liquid net worth, exclusive of home, home furnishings and automobiles.

Oregon — In addition to the suitability standards set forth above, Oregon residents may not invest more than 10% of their liquid net worth in us.

Puerto Rico — In addition to the general suitability standards set forth above, a Puerto Rico investor may not invest, and the Issuer may not accept from an investor, more than ten percent (10%) of that investor’s liquid net worth in shares of the Issuer, the Issuer’s affiliates, and in other non-traded BDCs. Liquid net worth is defined as the portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) consisting of cash, cash equivalents, and readily marketable securities.

Tennessee — In addition to the suitability standards set forth above, Tennessee investors may not invest more than ten percent (10%) of their liquid net worth (exclusive of home, home furnishings, and automobiles) in us.

Washington — Purchasers residing in Washington may not invest more than 10% of their liquid net worth in us.

Vermont — Accredited investors in Vermont, as defined in 17 C.F.R. § 230.501, may invest freely in this offering. In addition to the suitability standards described above, non-accredited Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings, or automobiles) minus total liabilities.”

Those selling shares on our behalf, and participating broker-dealers and registered investment advisers recommending the purchase of shares in this offering, are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives, and must maintain records for at least six years after the information is used to determine that an investment in our shares is suitable and appropriate for each investor. In making this determination, the participating broker-dealer, registered investment adviser, authorized representative or other person selling shares will, based on a review of the information provided by the investor, consider whether the investor:

•	meets the minimum income and net worth standards established in the investor’s state;

•	can reasonably benefit from an investment in our common stock based on the investor’s overall investment objectives and portfolio structure;

•	is able to bear the economic risk of the investment based on the investor’s overall financial situation, including the risk that the investor may lose its entire investment; and

•	has an apparent understanding of the following:

•	the fundamental risks of the investment;

•	the lack of liquidity of our shares;

•	the background and qualification of our Adviser; and

•	the tax consequences of the investment.

In purchasing shares, custodians, trustees or directors of, or any other person providing investment advice to, employee pension benefit plans or individual retirement accounts (“IRAs”) may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (“ERISA”), or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. These additional fiduciary duties may require the custodian, trustee, director, or any other person providing investment advice to employee pension benefit plans or IRAs to provide information about the services provided and fees received, separate and apart from the disclosures in this prospectus. In addition, prior to purchasing shares, the custodian, trustee or director of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.

In addition to the suitability standards established herein, (i) a participating broker-dealer may impose additional suitability requirements and investment concentration limits to which an investor could be subject and (ii) various states may impose additional suitability standards, investment amount limits and alternative investment limitations.

On June 5, 2019, the SEC adopted Regulation Best Interest, which establishes a new standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that enhances the standard beyond suitability. Broker-dealers must comply with Regulation Best Interest commencing June 30, 2020. Regulation Best Interest includes the general obligation that broker-dealers shall act in the “best interest” of retail customers in making any recommendation of any securities transaction or investment strategy, without putting the financial or other interests of the broker-dealer ahead of the retail customer. The general obligation can be satisfied by the broker-dealer’s compliance with four specified component obligations: (i) provide certain required disclosure before or at the time of the recommendation, about the recommendation and the relationship between the broker-dealer and the retail customer; (ii) exercise reasonable diligence, care, and skill in making the recommendation; (iii) establish, maintain, and enforce written policies and procedures reasonably designed to address conflicts of interest; and (iv) establish, maintain, and enforce written policies and procedures reasonably designed to achieve compliance with Regulation Best Interest. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonable alternatives in the best interests of their clients. Reasonable alternatives to us exist and may have lower expenses or lower investment risk than us. Under Regulation Best Interest, broker-dealers participating in the offering must consider such alternatives in the best interests of their clients. Like existing suitability obligations, the component obligations of Regulation Best Interest contain a quantitative standard. Such quantitative standard may be more or less restrictive pursuant to Regulation Best Interest than under the suitability standard. In addition, broker-dealers are required to provide retail investors a brief relationship summary, or Form CRS, that summarizes for the investor key information about the broker-dealer. Form CRS is different from this prospectus, which contains information regarding this offering and our company. The impact of Regulation Best Interest on broker-dealers cannot be determined at this time as no administrative or case law exists under Regulation Best Interest and the full scope of its applicability is uncertain.

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus and contains a summary of material information that a prospective investor should know before investing in our common stock. It is not complete and may not contain all of the information that you may want to consider before investing in our common stock. You should read our entire prospectus before investing in our common stock. Throughout this prospectus we refer to Owl Rock Core Income Corp. as “we,” “us,” “our,” the “Company” or “Owl Rock Core Income,” Owl Rock Capital Advisors LLC, our investment adviser, as “Owl Rock Capital Advisors,” “the Adviser,” “ORCA” or “our Adviser” and Owl Rock Capital Securities LLC, our dealer manager, as “Blue Owl Securities,” “Blue Owl” and/or our or the “Dealer Manager.”

Owl Rock Core Income Corp.

We are a Maryland corporation formed on April 22, 2020. We are an externally managed, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. We have elected to be treated, and intend to qualify annually, as a RIC under the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. As a BDC and a RIC, we are required to comply with certain regulatory requirements. As a BDC, at least 70% of our assets must be assets of the type listed in Section 55(a) of the 1940 Act, as described herein. We will not invest more than 30% of our total assets in companies whose principal place of business is outside the United States. See “Regulation” and “Tax Matters.”

We are externally managed by the Adviser pursuant to an investment advisory agreement between us and the Adviser (the “Investment Advisory Agreement”). The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), an indirect subsidiary of Blue Owl Capital, Inc. (“Blue Owl”) (NYSE: OWL) and part of Owl Rock, a division of Blue Owl focused on direct lending. The Adviser is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. Since our Adviser began its investment activities in April 2016 through September 30, 2021, our Adviser and its affiliates have originated $43.6 billion aggregate principal amount of investments, and $40.9 billion aggregate principal amount of investments prior to any subsequent exits or repayments was retained by either us or a corporation or fund advised by our Adviser or its affiliates. The Adviser also serves as our Administrator pursuant to an Administration Agreement between us and the Adviser (the “Administration Agreement”). See “Management and Other Agreements and Fees.”

Our investment objective is to generate current income and, to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. Our investment strategy will focus primarily on originating and making loans to, and making debt and equity investments in, U.S. middle-market companies, although we may make investments in portfolio companies that are domiciled outside of the United States, including in emerging markets. We intend to invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity and equity-related securities which includes common and preferred stock, securities convertible into common stock, and warrants. We define “middle-market companies” to generally mean companies with EBITDA between $10 million and $250 million annually, and/or annual revenue of $50 million to $2.5 billion at the time of investment. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets, including the high yield and large syndicated loan markets. Consistent with our goal of capital preservation, we generally intend to invest in companies with low loan-to-value ratios, which we consider to be 50% or lower. Our target credit investments typically will have maturities between three and ten years. Once we raise sufficient capital, we expect that investments typically will have position sizes that range between 1% and 3% of our portfolio, although investment sizes will vary with the size of our capital base, particularly during the period prior to raising sufficient capital. To a lesser extent, we may make investments in syndicated loan opportunities for cash management purposes, which includes but is not limited to maintaining more liquid investments to manage our share repurchase program. For additional information about how we define the middle-market, see “Business — Investment Selection.”

While our investment strategy will focus primarily on middle-market companies in the United States, including senior secured loans, we also may invest up to 30% of our portfolio in investments of non-qualifying portfolio companies. Specifically, as part of this 30% basket, we may consider investments in investment funds that are operating pursuant to certain exceptions to the 1940 Act, as well as in debt and equity of companies located outside of the United States and debt and equity of public companies that do not meet the definition of eligible portfolio companies because their market capitalization of publicly traded equity securities exceeds the levels provided for in the 1940 Act. See “Regulation — Qualifying Assets.”

A BDC generally will be permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to the Common Stock if its asset coverage, as defined in the 1940 Act, would at least be equal to 200% immediately after each such issuance. However, certain provisions of the 1940 Act allow a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150% if certain requirements are met. The reduced asset coverage requirement would permit a BDC to double the amount of leverage it can incur. For example, under a 150% asset coverage ratio a BDC may borrow $2 for investment purposes of every $1 of investor equity whereas under a 200% asset coverage ratio a BDC may borrow only $1 for investment purposes for every $1 of investor equity. The Adviser, as our sole shareholder, has approved a proposal that allows us to reduce our asset coverage ratio to 150%. See “Regulation.”

We may borrow money when the terms and conditions available are favorable to do so and are aligned with our investment strategy and portfolio composition. The use of borrowed funds to make investments has specific benefits and risks, and all of the costs of borrowing funds would be ultimately borne by holders of our common stock. See “Risk Factors — Risks Related to Our Investments — To the extent that we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available to service our debt or for distribution to our shareholders, and result in losses.”

We intend to issue shares of Class S, Class D and Class I common stock through this offering. Each class of common stock shall represent an investment in the same pool of assets and shall have the same preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as each other class of common stock except for such differences as are clearly and expressly set forth in our charter and as described in “Share Class Specifications.” Our distributions, which shall be made pro rata among the shareholders of shares of a specific class, may be paid to the holders of our Class S, Class D and Class I shares at the same time and in different per share amounts as determined by our board of directors in its sole discretion. Our common stock is non-assessable, meaning that our common shareholders do not have liability for calls or assessments, nor are there any preemptive rights in favor of existing shareholders.

The purchase of our shares of common stock is intended to be a long-term investment. We do not intend to complete a liquidity event within any specific time period, if at all. We do not intend to list our shares on a national securities exchange. See “Share Liquidity Strategy.” We intend to commence a quarterly share repurchase program for the purpose of providing shareholders will limited liquidity. However, we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular quarter in our discretion. See “Share Repurchase Program.” As a result, shareholders may not be able to sell their shares promptly or at a desired price, and an investment in our shares is not suitable if you require short-term liquidity with respect to your investment in us. See “Suitability Standards.” Additionally, although we do not intend to complete a liquidity event within any specific time period, if at all, because the ongoing servicing fee will terminate for all Class S and Class D shareholders upon a liquidity event, the Adviser may have a conflict of interest relating to the timing with which it seeks to complete a liquidity event for our shareholders. See “Risk Factors — Risks Related to Our Adviser and Its Affiliates — The Adviser may have an incentive to delay a liquidity event, which may result in actions that are not in the best interest of our shareholders.”

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in shares of our common stock. Risks involved in an investment in us include (among others) the following:

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We are a new company and we are subject to all of the business risks and uncertainties associated with any business with a limited operating history, including the risk that we will not achieve our investment objective and that the value of our common stock could decline substantially.

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We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

•	Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

•	You should not expect to be able to sell your shares regardless of how we perform.

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We do not intend to complete a liquidity event within any specific time period, if at all, and, as a result, investment in our shares is not suitable if you require short-term liquidity with respect to your investment in us.

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The ongoing servicing fees will terminate for all Class S and Class D shareholders upon a liquidity event. As such, there may be a conflict of interest relating to the timing with which the Adviser seeks to complete a liquidity event for our shareholders.

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Our Class S and Class D shares are each subject to an ongoing servicing fee. The ongoing servicing fees will be payable by the investors to compensate our affiliated dealer manager and its affiliates, participating broker-dealers and financial representatives for services rendered to shareholders, including, among other things, responding to customer inquiries of a general nature regarding the Company; crediting distributions from us to customer accounts; arranging for bank wire transfer of funds to or from a customer’s account; responding to customer inquiries and requests regarding shareholder reports, notices, proxies and proxy statements and other Company documents; forwarding prospectuses, tax notices and annual and quarterly reports to beneficial owners of our shares; assisting us in establishing and maintaining shareholder accounts and records; assisting customers in changing account options, account designations and account addresses, and providing such other similar services as we may reasonably request to the extent an authorized service provider is permitted to do so under applicable statutes, rules or regulations.

•	If you are able to sell your shares of common stock, you will likely receive less than your purchase price.

•	We do not intend to list our common stock on any securities exchange and we do not expect a secondary market in our shares to develop.

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We may, from time to time, determine to repurchase a portion of the shares of our common stock, and if we do, we expect that only a limited number of shares will be eligible for repurchase. In addition, any such repurchases will be at a price equal to the current net offering price per share of the repurchased shares on each date of repurchase, which may be at a discount to the price at which you purchased shares of our common stock in this offering.

•	You should consider that you may not have access to the money you invest for an indefinite period of time.

•	An investment in shares of our common stock is not suitable for you if you need access to the money you invest. See “Suitability Standards,” “Share Repurchase Program,” and “Share Liquidity Strategy.”

•	Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

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We generally will not control the business operations of our portfolio companies and, due to the illiquid nature of our holdings in our portfolio companies, we may not be able to dispose of our interests in our portfolio companies.

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We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and return principal. They may also be illiquid and difficult to value.

•	The collateral securing our first-lien debt may decrease in value over time, may be difficult to value, and may become subordinated to the claims of other creditors.

•	Our first-lien security interests in unitranche loans may rank junior to the interests of other lenders.

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Our investments in second-lien and mezzanine debt generally will be subordinated to senior loans and will either have junior security interests or be unsecured, which may result in greater risk and loss of principal.

•	The equity interests we receive may not appreciate in value and, in fact, may decline in value.

•	Some of the loans in which we may invest may be “covenant-lite” loans, which may have a greater risk of loss as compared to investments in or exposure to loans with financial maintenance covenants.

•	An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

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Price declines in the corporate leveraged loan market may adversely affect the fair value of our portfolio, reducing our net asset value through increased net unrealized depreciation and the incurrence of realized losses.

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The amount of any distributions we may make on our common stock is uncertain. We may not be able to pay you distributions, or be able to sustain distributions at any particular level, and our distributions per share, if any, may not grow over time, and our distributions per share may be reduced.

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We have not established any limit on the extent to which we may use sources other than cash flows from operations to fund distributions (which may reduce the amount of capital we ultimately invest in portfolio companies).

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Distributions on our common stock may exceed our taxable earnings and profits, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we pay may represent a return of capital to you for U.S. federal tax purposes. A return of capital is a return of a portion of your original investment in shares of our common stock. As a result, a return of capital will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use sources other than cash flows from operations to fund distributions.

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Distributions may also be funded in significant part, directly or indirectly, from (i) the waiver of certain investment advisory fees that will not be subject to repayment to our Adviser and/or (ii) the deferral of certain investment advisory fees that may be subject to repayment to our Adviser and/or (iii) the reimbursement of certain operating expenses, that will be subject to repayment to our Adviser and its affiliates. Significant portions of distributions may not be based on investment performance. In the event distributions are funded from waivers and/or deferrals of fees and reimbursements by our affiliates, such funding may not continue in the future. If our affiliates do not agree to reimburse certain of our operating expenses or waive certain of their advisory fees, then significant portions of our distributions may come from sources other than cash flows from operations. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled.

•	If we are unable to raise substantial funds in our ongoing, continuous “best efforts” offering, we may be limited in the number and type of investments we may make.

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To the extent original issue discount (“OID”), and payment-in-kind (“PIK”), interest income constitute a portion of our income, we will be exposed to risks associated with the deferred receipt of the cash representing such income.

•	Because the Dealer Manager is an affiliate of Owl Rock Capital Partners, you will not have the benefit of an independent review of this prospectus customarily performed in underwritten offerings.

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The Adviser and its affiliates, including our officers and some of our directors, may face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in increased risk-taking by us.

Use of Proceeds

We will use the net proceeds from this offering to make investments in accordance with our investment objective and by following the strategies described in this prospectus. A portion of these proceeds may also be used for working capital and general corporate purposes. See “Use of Proceeds.”

Based on prevailing market conditions, we anticipate that we will invest the proceeds from each monthly subscription closing generally within 30 to 90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objective and strategies. Until we are able to find such investment opportunities, we intend to invest the net proceeds of this offering primarily in cash, cash-equivalents, U.S. government securities, money market funds and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a BDC and our intention to qualify annually as a RIC. We may also use a portion of the net proceeds to pay our operating expenses, fund distributions to shareholders and for general corporate purposes. Any distributions we make during such period may be substantially lower than the distributions that we expect to pay when our portfolio is fully invested.

Status of our Initial Public Offering

Since commencing our continuous public offering and through November 1, 2021, we have issued approximately 42,925,121 shares of our Class S common stock, approximately 16,481,654 shares of our Class D common stock, and approximately 73,228,168 shares of our Class I common stock in our public offering, and have raised total gross proceeds of approximately $403.4 million, approximately $153.3 million, and approximately $682.1 million, respectively, including seed capital of $1,000 contributed by the Adviser in September 2020 and approximately $25.0 million in gross proceeds raised from Feeder FIC Equity.

Portfolio Update

As of September 30, 2021, based on fair value, our portfolio consisted of 84.2% first lien senior secured debt investments (of which we consider 65% to be unitranche debt investments (including “last-out” portions of such loans)), 14.2% second-lien senior secured debt investments, 0.1% unsecured debt investments, 0.8% preferred equity investments, and 0.7% common equity investments.

As of September 30, 2021, our weighted average total yield of the portfolio at fair value and amortized cost was 7.0% and 7.0%, respectively, and our weighted average yield of debt and income producing securities at fair value and amortized cost was 7.0% and 7.0%, respectively.

As of September 30, 2021 we had investments in 73 portfolio companies with an aggregate fair value of $1,441.4 million. As of September 30, 2021, we had net leverage of 1.46x debt-to-equity.

Based on current market conditions, the pace of our investment activities, including originations and repayments, may vary. Currently, the strength of the financing and merger and acquisitions markets, coupled with the improved operational and financial performance of portfolio companies as restrictions related to the COVID-19 Pandemic have eased, has led to increased originations, an active pipeline of investment opportunities and an increased demand for unitranche debt investments.

Financing Arrangements and Unsecured Notes

On May 12, 2021, we, as borrower, entered into a loan agreement with Owl Rock Feeder FIC ORCIC Debt LLC, an affiliate of the Adviser, as lender, to enter into the Promissory Note to borrow up to an aggregate of $75 million from Owl Rock Feeder FIC ORCIC Debt LLC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” On August 26, 2021, we entered into Amendment No. 1 (“Amendment No. 1”) to the Promissory Notes, which increased the amount available to us under the Promissory Note from $75 million to $100 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Financial Condition, Liquidity and Capital Resources.” On September 13, 2021, we entered into Amendment No. 2 (“Amendment No. 2”) to the Promissory Note, which further increased the amount available to us under the Promissory Note from $100 million to $250 million and extended the maturity date from February 28, 2022 to February 28, 2023. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Financial Condition, Liquidity and Capital Resources.”

Additionally, we have entered into a Senior Secured Revolving Credit Agreement (the “Revolver”). The parties to the Revolver include us as Borrower, the lenders from time to time parties thereto (each a “Lender” and collectively, the “Lenders”), Sumitomo Mitsui Banking Corporation as Administrative Agent, Sumitomo Mitsui Banking Corporation and MUFG Union Bank, N.A. as Joint Lead Arrangers, Joint Book Runners and Syndication Agents, and JPMorgan Chase Bank, N.A. and Bank of America, N.A., as Documentation Agents. The Revolver is guaranteed by OR Lending IC LLC, a subsidiary of ours, and will be guaranteed by certain domestic subsidiaries of ours that are formed or acquired by us in the future (collectively, the “Guarantors”). The maximum principal amount of the Revolver is $600,000,000, subject to availability under the borrowing base, which is based on our portfolio investments and other outstanding indebtedness. The availability period under the Revolver will terminate on April 14, 2025 and the Revolver will mature on April 14, 2026. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have entered into two special purpose vehicle asset credit facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Financial Condition, Liquidity and Capital Resources” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Recent Developments.”

We have also issued $350 million in aggregate principal amount of our 3.125% Notes due 2026. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Financial Condition, Liquidity and Capital Resources.”

The amount of leverage we use in any period depends on a variety of factors, including cash available for investing, the cost of financing and general economic and market conditions. See “Regulation” and “Risk Factors — Risks Related to our Business — To the extent that we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available to service our debt or for distribution to our shareholders, and result in losses.”

Distribution Policy

Subject to our board of directors’ discretion and applicable legal restrictions, we intend to authorize and declare cash distributions to our shareholders on a monthly or quarterly basis and pay such distributions on a monthly basis. The per share amount of distributions on Class S, Class D and Class I shares will differ because of different allocations of class-specific expenses. Specifically, because the ongoing servicing fees are calculated based on our net asset value for our Class S and Class D shares, the ongoing service fees will reduce the net asset value or, alternatively, the distributions payable, with respect to the shares of each such class, including shares issued under our distribution reinvestment plan. As a result, the distributions on Class S shares and Class D shares may be lower than the distributions on Class I shares. See “Distributions” and “Share Class Specifications.”

From time to time, we may also pay special interim distributions in the form of cash or shares of our common stock at the discretion of our board of directors. For example, our board of directors may periodically declare distributions to reduce the net asset value per share of a share class if necessary to ensure that we do not sell shares of the applicable class at a price per share, after deducting upfront selling commissions, if any, that is below the net asset value per share of the applicable class. The timing and amount of any future distributions to shareholders will be subject to applicable legal restrictions and the sole discretion of our board of directors.

Because we intend to qualify for and maintain our tax treatment as a RIC, we intend to distribute at least 90% of our annual investment company taxable income to our shareholders. There can be no assurance that we will be able to pay distributions at a specific rate or at all. Each year, as required by the Code, a statement on Internal Revenue Service Form 1099-DIV identifying the source of the distribution will be mailed to our shareholders subject to IRS tax reporting. Distributions on our common stock may exceed our taxable earnings and profits, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we pay may represent a return of capital to you for U.S. federal income tax purposes. A return of capital is a return of a portion of your original investment in shares of our common stock. As a result, a return of capital will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use sources other than cash flows from operations to fund distributions (which may reduce the amount of capital we ultimately invest in portfolio companies).

We may fund our cash distributions to shareholders from any sources of funds available to us, including fee waivers or deferrals by our Adviser that may be subject to repayment, as well as sources other than cash flows from operations, including the sale of assets, borrowings or return of capital. We have not established limits on the amount of funds we may use from any available sources to make distributions. You should understand that such distributions may not be based on our investment performance. There can be no assurance that we will achieve the performance necessary to sustain our distributions, or that we will be able to pay distributions at a specific rate, or at all. Our Adviser has no obligation to waive or defer its advisory fees or otherwise reimburse expenses in future periods.

Our Adviser and Administrator

The Adviser serves as our investment adviser pursuant to the Investment Advisory Agreement. The Adviser also serves as our Administrator pursuant to the Administration Agreement. See “Management and Other Agreements and Fees.” The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser is an indirect subsidiary of Blue Owl and part of Owl Rock, a division of Blue Owl focused on direct lending. Blue Owl is a leading alternative asset management firm that offers differentiated capital solutions through Owl Rock, its direct lending business, and Dyal, its GP Capital Solutions business, which focuses on providing capital solutions to alternative investment managers.

The Owl Rock Division of Blue Owl is comprised of the Adviser and certain of its affiliates, and is led by its three co-founders, Douglas I. Ostrover, Marc S. Lipschultz and Craig W. Packer. The Adviser’s investment team is also led by Douglas I. Ostrover, Marc S. Lipschultz and Craig W. Packer and is supported by certain members of the Adviser’s senior executive team and the investment committee (the “Investment Committee”). The Investment Committee is comprised of Douglas I. Ostrover, Marc S. Lipschultz, Craig W. Packer, Alexis Maged and Jeff Walwyn. Subject to the overall supervision of the Board, the Adviser manages our day-to-day operations, and provides investment advisory and management services to us. See “Business — The Adviser and Administrator – Owl Rock Capital Advisors LLC” for more information regarding the Adviser and its affiliates.

The Adviser and its affiliates may provide management or investment advisory services to entities that have overlapping objectives with us. The Adviser and its affiliates may face conflicts in the allocation of investment opportunities to us and others. In order to address these conflicts, the Adviser and its affiliates have put in place an investment allocation policy that addresses the allocation of investment opportunities as well as co-investment restrictions under the 1940 Act.

In addition, the Adviser and certain of its affiliates have been granted exemptive relief by the SEC that allows the Company to co-invest with other funds managed by the Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. See “Exemptive Relief.”

The Adviser or its affiliates may engage in certain origination activities and receive attendant arrangement, structuring or similar fees. These activities may lead our Adviser to act in a riskier manner when acting on our behalf than it would when acting on its own account. See “Risk Factors — Risks Related to Our Adviser and Its Affiliates — We may make investments that could give rise to a conflict of interest.”

Sponsor Investment

On September 30, 2020, the Adviser purchased 100 Class I shares at $10.00 per share, which represented the initial offering price. The Adviser will not tender these shares for repurchase as long as the Adviser remains our investment adviser. There is no current intention for the Adviser to discontinue its role. On October 15, 2020, we received a subscription agreement, totaling $25.0 million for the purchase of Class I common shares of its common stock from Feeder FIC Equity, an entity affiliated with the Adviser. Pursuant to the terms of that subscription agreement, Feeder FIC Equity agreed to pay for such Class I shares upon demand by one of our executive officers. Such purchase or purchases of our Class I shares were included for purposes of determining when we satisfied the minimum offering requirement.

Affiliated Dealer Manager

Our Dealer Manager, Blue Owl Securities, is an affiliate of Owl Rock Capital Partners and will not make an independent review of us or this offering. This relationship may create conflicts in connection with the Dealer Manager’s due diligence obligations under the federal securities laws. Although the Dealer Manager will examine the information in this prospectus for accuracy and completeness, due to its affiliation with the Adviser, no independent review of us will be made in connection with the distribution of our shares in this offering. See “Risk Factors — Risks Related to an Investment in Our Common Stock — Because the Dealer Manager is an affiliate of the Adviser, you will not have the benefit of an independent review of this prospectus customarily performed in underwritten offerings.” Blue Owl Securities is registered as a broker-dealer and is a member of the Financial Industry Regulatory Authority (“FINRA”), and the Securities Investor Protection Corporation (“SIPC”).

Potential Market Trends

We believe the middle-market lending environment provides opportunities for us to meet our goal of making investments that generate attractive risk-adjusted returns based on a combination of the following factors:

Limited Availability of Capital for Middle-Market Companies. We believe that regulatory and structural changes in the market have reduced the amount of capital available to U.S. middle-market companies. In particular, we believe there are currently fewer providers of capital to middle-market companies. We believe that many commercial and investment banks have, in recent years, de-emphasized their service and product offerings to middle-market businesses in favor of lending to large corporate clients and managing capital markets transactions. In addition, these lenders may be constrained in their ability to underwrite and hold bank loans and high yield securities for middle-market issuers as they seek to meet existing and future regulatory capital requirements. We also believe that there is a lack of market participants that are willing to hold meaningful amounts of certain middle-market loans. As a result, we believe our ability to minimize syndication risk for a company seeking financing by being able to hold its loans without having to syndicate them, coupled with reduced capacity of traditional lenders to serve the middle-market, present an attractive opportunity to invest in middle-market companies.

Capital Markets Have Been Unable to Fill the Void in U.S. Middle-Market Finance Left by Banks. While underwritten bond and syndicated loan markets have been robust in recent years, middle-market companies are less able to access these markets for reasons including the following:

High Yield Market — Middle-market companies generally are not issuing debt in amounts large enough to be attractively sized bonds. High yield bonds are generally purchased by institutional investors who, among other things, are focused on the liquidity characteristics of the bond being issued. For example, mutual funds and exchange traded funds (“ETFs”) are significant buyers of underwritten bonds. However, mutual funds and ETFs generally require the ability to liquidate their investments quickly in order to fund investor redemptions and/or comply with regulatory requirements. Accordingly, the existence of an active secondary market for bonds is an important consideration in these entities’ initial investment decision. Because there typically is little or no active secondary market for the debt of U.S. middle-market companies, mutual funds and ETFs generally do not provide debt capital to U.S. middle-market companies. We believe this is likely to be a persistent problem and creates an advantage for those like us who have a more stable capital base and have the ability to invest in illiquid assets.

Syndicated Loan Market — While the syndicated loan market is modestly more accommodating to middle-market issuers, as with bonds, loan issue size and liquidity are key drivers of institutional appetite and, correspondingly, underwriters’ willingness to underwrite the loans. Loans arranged through a bank are done either on a “best efforts” basis or are underwritten with terms plus provisions that permit the underwriters to change certain terms, including pricing, structure, yield and tenor, otherwise known as “flex,” to successfully syndicate the loan, in the event the terms initially marketed are insufficiently attractive to investors. Furthermore, banks are generally reluctant to underwrite middle-market loans because the arrangement fees they may earn on the placement of the debt generally are not sufficient to meet the banks’ return hurdles. Loans provided by companies such as ours provide certainty to issuers in that we can commit to a given amount of debt on specific terms, at stated coupons and with agreed upon fees. As we are the ultimate holder of the loans, we do not require market “flex” or other arrangements that banks may require when acting on an agency basis.

Robust Demand for Debt Capital. We believe U.S. middle-market companies will continue to require access to debt capital to refinance existing debt, support growth and finance acquisitions. In addition, we believe the large amount of uninvested capital held by funds of private equity firms, estimated by Preqin Ltd., an alternative assets industry data and research company, to be $2.3 trillion as of November 2021, will continue to drive deal activity. We expect that private equity sponsors will continue to pursue acquisitions and leverage their equity investments with secured loans provided by companies such as us.

The Middle-Market is a Large Addressable Market. According to GE Capital’s National Center for the Middle-Market 2nd quarter 2021 Middle-Market Indicator, there are nearly 200,000 U.S. middle-market companies, which have approximately 48 million aggregate employees. Moreover, the U.S. middle-market accounts for one-third of private sector gross domestic product (“GDP”). GE defines U.S. middle-market companies as those between $10 million and $1 billion in annual revenue, which we believe has significant overlap with our definition of U.S. middle-market companies.

Attractive Investment Dynamics. An imbalance between the supply of and demand for middle-market debt capital creates attractive pricing dynamics. We believe the directly negotiated nature of middle-market financings also generally provides more favorable terms to the lender, including stronger covenant and reporting packages, better call protection and lender-protective change of control provisions. Additionally, we believe BDC managers’ expertise in credit selection and ability to manage through credit cycles has generally resulted in BDCs experiencing lower loss rates than U.S. commercial banks through credit cycles. Further, we believe that historical middle-market default rates have been lower, and recovery rates have been higher, as compared to the larger market capitalization, broadly distributed market, leading to lower cumulative losses. Lastly, we believe that in the current environment, as the economy reopens following the economic shutdown resulting from the COVID-19 national health emergency, lenders with available capital may be able to take advantage of attractive investment opportunities as the economy reopens and may be able to achieve improved economic spreads and documentation terms.

Conservative Capital Structures. Following the credit crisis, which we define broadly as occurring between mid-2007 and mid-2009, lenders have generally required borrowers to maintain more equity as a percentage of their total capitalization, specifically to protect lenders during economic downturns. With more conservative capital structures, U.S. middle-market companies have exhibited higher levels of cash flows available to service their debt. In addition, U.S. middle-market companies often are characterized by simpler capital structures than larger borrowers, which facilitates a streamlined underwriting process and, when necessary, restructuring process.

Attractive Opportunities in Investments in Loans. We invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity and equity-related securities. We believe that opportunities in senior secured loans are significant because of the floating rate structure of most senior secured debt issuances and because of the strong defensive characteristics of these types of investments. Given the current low interest rate environment, we believe that debt issues with floating interest rates offer a superior return profile as compared with fixed-rate investments, since floating rate structures are generally less susceptible to declines in value experienced by fixed-rate securities in a rising interest rate environment. Senior secured debt also provides strong defensive characteristics. Senior secured debt has priority in payment among an issuer’s security holders whereby holders are due to receive payment before junior creditors and equity holders. Further, these investments are secured by the issuer’s assets, which may provide protection in the event of a default.

Potential Competitive Advantages

We believe that our Adviser’s disciplined approach to origination, fundamental investment analysis, portfolio construction and risk management should allow us to achieve attractive risk-adjusted returns while preserving our capital. We believe that we represent an attractive investment opportunity for the following reasons:

Experienced Team with Expertise Across all Levels of the Corporate Capital Structure. The members of the Investment Committee have an average of 25 years of experience in private lending and investing at all levels of a company’s capital structure, including in high yield securities, leveraged loans, high yield credit derivatives, distressed securities and equity securities, as well as experience in operations, corporate finance and mergers and acquisitions. The members of the Investment Committee have diverse backgrounds with investing experience through multiple business and credit cycles. Moreover, certain members of the Investment Committee and other executives and employees of the Adviser and its affiliates have operating and/or investing experience on behalf of business development companies. We believe this experience provides the Adviser with an in-depth understanding of the strategic, financial and operational challenges and opportunities of middle-market companies and will afford it numerous tools to manage risk while preserving the opportunity for attractive risk-adjusted returns on our investments.

Distinctive Origination Platform. We anticipate that a substantial majority of our investments will be sourced directly. We believe that our origination platform will provide us the ability to originate investments without the assistance of investment banks or other traditional Wall Street intermediaries.

The investment team includes over 80 investment professionals and is responsible for originating, underwriting, executing and managing the assets of our direct lending transactions and for sourcing and executing opportunities directly. The investment team has significant experience as transaction originators and building and maintaining strong relationships with private equity sponsors and companies. In addition, we believe that the formation of Blue Owl has enhanced the investment team’s investment sourcing capabilities as a result of the combination of Owl Rock’s and Dyal’s relationships with the alternative asset management community by increasing the opportunities for them to utilize Blue Owl’s resources and its relationships with the financial sponsor community and service providers, which we believe may result in an increased pipeline of deal opportunities.

The investment team also maintains direct contact with banks, corporate advisory firms, industry consultants, attorneys, investment banks, “club” investors and other potential sources of lending opportunities. We believe our Adviser’s ability to source through multiple channels will allow us to generate investment opportunities that have more attractive risk-adjusted return characteristics than by relying solely on origination flow from investment banks or other intermediaries and to be more selective investors.

Since its inception in April 2016 through September 30, 2021, our Adviser and its affiliates have reviewed over 5,800 direct lending opportunities and sourced potential investment opportunities from over 585 private equity sponsors and venture capital firms. We believe that our Adviser will receive “early looks” and “last looks” based on its and Blue Owl’s relationships, allowing it to be highly selective in the transactions it pursues.

Potential Long-Term Investment Horizon. We believe our potential long-term investment horizon gives us flexibility, allowing us to maximize returns on our investments. We invest using a long-term focus, which we believe provides us with the opportunity to increase total returns on invested capital, as compared to other private company investment vehicles or investment vehicles with daily liquidity requirements (e.g., open-ended mutual funds and ETFs).

Defensive, Income-Orientated Investment Philosophy. Our Adviser employs a defensive investment approach focused on long-term credit performance and principal protection. This investment approach involves a multi-stage selection process for each investment opportunity as well as ongoing monitoring of each investment made, with particular emphasis on early detection of credit deterioration. This strategy is designed to minimize potential losses and achieve attractive risk adjusted returns.

Active Portfolio Monitoring. Our Adviser closely monitors the investments in our portfolio and takes a proactive approach to identifying and addressing sector- or company-specific risks. Our Adviser receives and reviews detailed financial information from portfolio companies no less than quarterly and seeks to maintain regular dialogue with portfolio company management teams regarding current and forecasted performance. In addition, our Adviser has built out its portfolio management team to include workout experts who closely monitor our portfolio companies and assess each portfolio company’s operational and liquidity exposure and outlook. Although we may invest in “covenant-lite” loans (as defined below), which generally do not have a complete set of financial maintenance covenants, we anticipate that many of our investments will have financial covenants that we believe will provide an early warning of potential problems facing our borrowers, allowing lenders, including us, to identify and carefully manage risk.

Further, we anticipate that many of our equity investments will provide us the opportunity to nominate a member or observer to the board of the portfolio company, which we believe will allow us to closely monitor the performance of our portfolio companies.

Structure of Investments

We expect that our portfolio composition generally will be majority debt or income producing securities, which may include “covenant-lite” loans, with a lesser allocation to equity or equity-linked opportunities. In addition, we may invest a portion of our portfolio in opportunistic investments, which will not be our primary focus, but will be intended to enhance returns to our shareholders. We expect that our portfolio composition may fluctuate from time to time based on market conditions and interest rates.

Covenants are contractual restrictions that lenders place on companies to limit the corporate actions a company may pursue. Generally, the loans in which we expect to invest will have financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance. However, to a lesser extent, we may invest in “covenant-lite” loans. We use the term “covenant-lite” to generally refer to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

Our investment objective is to generate current income and, to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns.

Debt Investments. The terms of our debt investments will be tailored to the facts and circumstances of each transaction. The Adviser will negotiate the structure of each investment to protect our rights and manage our risk. We intend to invest in the following types of debt:

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First-lien debt. First-lien debt typically will be senior on a lien basis to other liabilities in the issuer’s capital structure and has the benefit of a first-priority security interest in assets of the issuer. The security interest ranks above the security interest of any second-lien lenders in those assets. Our first-lien debt may include stand-alone first-lien loans, “last out” first-lien loans, “unitranche” loans (including the “last out” portions of such loans) and secured corporate bonds with similar features to these categories of first-lien loans. As of September 30, 2021, 65% of our first lien debt was comprised of unitranche loans.

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Stand-alone first-lien loans. Stand-alone first-lien loans are traditional first-lien loans. All lenders in the facility have equal rights to the collateral that is subject to the first-priority security interest.

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“Last out” first-lien /Unitranche loans. Unitranche loans (including the “last out” portions of such loans) combine features of first-lien, second-lien and mezzanine debt, generally in a first-lien position. In many cases, we intend to provide the issuer most, if not all, of the capital structure above their equity. The primary advantages to the issuer are the ability to negotiate the entire debt financing with one lender and the elimination of intercreditor issues. “Last out” first-lien loans have a secondary priority behind super-senior “first out” first-lien loans in the collateral securing the loans in certain circumstances. The arrangements for a “last out” first-lien loan typically are set forth in an “agreement among lenders,” which will provide lenders with “first out” and “last out” payment streams based on a single lien on the collateral. Since the “first out” lenders generally have priority over the “last out” lenders for receiving payment under certain specified events of default, or upon the occurrence of other triggering events under intercreditor agreements or agreements among lenders, the “last out” lenders bear a greater risk and, in exchange, receive a higher effective interest rate, through arrangements among the lenders, than the “first out” lenders or lenders in stand-alone first-lien loans. Agreements among lenders also typically provide greater voting rights to the “last out” lenders than the intercreditor agreements to which second-lien lenders often are subject. Among the types of first-lien debt in which we may invest, “last out” first-lien loans generally have higher effective interest rates than other types of first-lien loans, since “last out” first-lien loans rank below standalone first-lien loans

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Second-lien debt. Our second-lien debt may include secured loans, and, to a lesser extent, secured corporate bonds, with a secondary priority behind first-lien debt. Second-lien debt typically is senior on a lien basis to unsecured liabilities in the issuer’s capital structure and has the benefit of a security interest over assets of the issuer, though ranks junior to first-lien debt secured by those assets. First-lien lenders and second-lien lenders typically have separate liens on the collateral, and an intercreditor agreement provides the first-lien lenders with priority over the second-lien lenders’ liens on the collateral.

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Mezzanine debt. Structurally, mezzanine debt usually ranks subordinate in priority of payment to first-lien and second-lien debt, is often unsecured, and may not have the benefit of financial covenants common in first-lien and second-lien debt. However, mezzanine debt ranks senior to common and preferred equity in an issuer’s capital structure. Mezzanine debt investments generally offer lenders fixed returns in the form of interest payments, which could be paid in-kind, and may provide lenders an opportunity to participate in the capital appreciation, if any, of an issuer through an equity interest. This equity interest typically takes the form of an equity co-investment or warrants. Due to its higher risk profile and often less restrictive covenants compared to senior secured loans, mezzanine debt generally bears a higher stated interest rate than first-lien and second-lien debt.

Our debt investments are typically structured with the maximum security and collateral that we can reasonably obtain while seeking to achieve our total return target. The Adviser seeks to limit the downside potential of our investments by:

•	requiring a total return on our investments (including both interest and potential equity appreciation) that will compensate us for credit risk;

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negotiating covenants in connection with our investments consistent with preservation of our capital. Such restrictions may include affirmative covenants (including reporting requirements), negative covenants (including financial covenants), lien protection, change of control provisions and board rights, including either observation rights or rights to a seat on the board under some circumstances; and

•	including debt amortization requirements, where appropriate, to require the timely repayment of principal of the loan, as well as appropriate maturity dates.

Within our portfolio, the Adviser intends to maintain the appropriate proportion among the various types of first-lien loans, as well as second-lien debt and mezzanine debt, to allow us to achieve our target returns while maintaining our targeted amount of credit risk.

Equity Investments. Our investment in a portfolio company may include an equity or equity linked interest, such as a warrant or profit participation right. In certain instances, we may make direct equity investments, although we expect that those situations generally will be limited to those cases where we also will be making an investment in a more senior part of the capital structure of the issuer.

Share Class Specifications

We have received an exemptive order that permits us to offer multiple classes of shares of common stock and to impose varying sales loads, asset-based service and/or distribution fees and early withdrawal fees.

Our Class S shares are subject to an Upfront Sales Load of up to 3.50% of the offering price. Our Class D shares are subject to an Upfront Sales Load of up to 1.50% of the offering price. Our Class I shares are not subject to an Upfront Sales Load. Pursuant to a distribution plan adopted by us in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to us, our Class S and Class D shares are subject to annual ongoing servicing fees of 0.85% and 0.25%, respectively, of the then-current net asset value of such shares, as determined in accordance with applicable FINRA rules. Our Class I shares are not subject to an ongoing servicing fee.

Class S shares are generally available for purchase by certain investors meeting the suitability standards described herein and through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (5) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) by our executive officers and directors and their immediate family members, as well as officers and employees of the Adviser, Owl Rock or other affiliates and their immediate family members, and, if approved by our board of directors, joint venture partners, consultants and other service providers or (5) other categories of investors that we name in an amendment or supplement to this prospectus. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. The Adviser and its affiliates will be expected to hold their Class I shares purchased as shareholders for investment and not with a view towards distribution.

A Class S share and a Class D share will convert into a Class I share upon the earliest of (i) our Dealer Manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering or (ii) a liquidity event. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions and ongoing servicing fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as set forth in any applicable agreement between the Dealer Manager and a participating broker-dealer) (the “Sales Charge Cap”), we will cease paying the ongoing servicing fees on either (i) each such Class S share or Class D share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. We may modify this requirement in a manner that is consistent with the applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate net asset value as such Class S shares or Class D shares. See “Plan of Distribution — Compensation Paid to the Dealer Manager and Participating Broker-Dealers.”

Operating and Regulatory Structure

We are an externally-managed, closed-end management investment company that filed an election to be regulated as a BDC under the 1940 Act. In addition, for tax purposes we have elected to be treated as a RIC under Subchapter M of the Code. See “Tax Matters.” Our investment activities are managed by our Adviser and supervised by our board of directors, a majority of whom are not “interested persons” of the Company or of the Adviser as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by our board of directors. As a BDC, we are required to comply with certain regulatory requirements. See “Regulation.”

Our Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan whereby shareholders (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Oklahoma, Oregon, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of the same class of our common stock to which the distribution relates unless they elect to receive their distributions in cash. See “Distribution Reinvestment Plan.” Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Oklahoma, Oregon, Vermont and Washington investors, and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan, will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of our common stock.

Plan of Distribution

We are offering on a best efforts, continuous basis shares of Class S, Class D and Class I shares, which are currently being offered at prices per share of $9.65, $9.46, and $9.32, respectively, as of November 1, 2021. See

“Plan of Distribution.” To the extent that our net asset value increases above or decreases below our current net offering prices, we intend to sell our shares at a net offering price that we believe reflects the net asset value per share as determined in accordance with the Company’s share pricing policy. See “Value Determinations in Connection with this Continuous Offering.” We will not sell our shares at a net offering price below our net asset value per share unless we obtain the requisite approval from our shareholders.

Our Dealer Manager for this offering is Blue Owl Securities, which is an affiliate of Owl Rock Capital Partners and is registered with the SEC as a broker-dealer and is a member of FINRA and SIPC. Our Dealer Manager is not required to sell any specific number or dollar amount of shares, but has agreed to use its best efforts to sell the shares offered. The initial minimum permitted purchase is $25 thousand in Class S or Class D shares, and $1 million in Class I shares unless waived by the Dealer Manager.

We will schedule monthly closings on subscriptions received and accepted by us. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any fees and expenses within ten business days from the date the subscription is rejected. Funds received in connection with subscriptions will be placed in a non-interest-bearing escrow account pending closing. We are not permitted to accept a subscription until at least five business days after the date you receive this prospectus.

Compensation Paid to the Dealer Manager and Participating Broker-Dealers

Investors in Class S shares will pay a maximum Upfront Sales Load of up to 3.50% of the price per share. Investors in Class D shares will pay a maximum Upfront Sales Load of up to 1.50% of the price per share. The Upfront Sales Load will not be paid in connection with purchases of Class I shares or shares purchased pursuant to our distribution reinvestment plan.

Our Class S and Class D shares are subject to ongoing servicing fees of 0.85% and 0.25%, respectively, of the aggregate net asset value for such class of shares, as determined in accordance with applicable FINRA rules.

From time to time our Adviser may enter into agreements with placement agents or broker-dealers to offers shares of our common stock. Our Adviser may pay certain placement or “finder’s” fees in connection with our offering of common stock. In addition, investors who purchase shares through a placement agent may be required to pay a fee or commission directly to the placement agent. If you are purchasing shares through a placement agent, you should request additional information from your salesperson or financial intermediary.

FINRA Rule 2310 provides that the maximum aggregate underwriting compensation from any source, including compensation paid from offering proceeds and in the form of “trail commissions,” payable to underwriters, broker-dealers, or affiliates thereof participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Payments collected by us in connection with the ongoing servicing fee, in addition to the Upfront Sales Load, will be considered underwriting compensation for purposes of FINRA Rule 2310. See “Plan of Distribution” for additional information regarding underwriting compensation.

The ongoing servicing fees are similar to sales commissions in that the servicing expenses borne by the Dealer Manager, its affiliates, participating broker-dealers and financial representatives may be different from and substantially less than the amount of ongoing servicing fees charged.

Suitability Standards

Pursuant to applicable state securities laws, shares of Class S, Class D and Class I common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. There is not expected to be any public market for our shares, which means that investors likely will have limited ability to sell their shares, if they can sell them at all, and there can be no assurance that there ever will be a public market for our shares. As a result, we have established suitability standards which require investors, at a minimum, to have either: (i) a net worth of at least $70,000 and an annual gross income of at least $70,000 or (ii) a net worth of at least $250,000. Under these standards, net worth does not include your home, home furnishings or personal automobiles. In addition, each person selling shares on our behalf will require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of our shares, (d) the background and qualifications of our Adviser and (e) the tax consequences of the investment. For additional information, see “Suitability Standards.”

How to Subscribe

Investors who meet the suitability standards described in this prospectus may purchase shares of our common stock. Investors seeking to purchase shares of our common stock should proceed as follows:

•	Read the entire final prospectus and the current supplement(s), if any, accompanying the final prospectus.

•	Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement is included as Appendix A.

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Deliver payment for the amount of the shares being subscribed for along with the completed subscription agreement. You should direct your payment to “UMB Bank, N.A., as escrow agent for Owl Rock Core Income Corp.” The initial minimum permitted purchases are $25 thousand for the Class S and Class D shares, and $1 million for the Class I shares unless waived by the Dealer Manager. Additional purchases must be for a minimum of $500 for the Class S, Class D and Class I shares, except for purchases made pursuant to our distribution reinvestment plan.

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By executing the subscription agreement and paying the full amount being subscribed for, each investor attests that he or she meets the minimum income and net worth standards as stated in the subscription agreement.

A sale of the shares may not be completed until at least five business days after the subscriber receives our final prospectus as filed with the SEC pursuant to Rule 424 of the Securities Act. Within 30 business days of our receipt of each completed subscription agreement, we will accept or reject the subscription. We expect to close on subscriptions received and accepted by us on a monthly basis. If we accept the subscription, we will send a confirmation within twenty business days. If for any reason we reject the subscription, we will promptly return the check and the subscription agreement, without interest or deduction, within ten business days after rejecting it. While a shareholder will not know our net asset value on the effective date of the share purchase, our net asset value applicable to a purchase of shares generally will be available within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that net asset value and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase.

Share Liquidity Strategy

We do not intend to complete a liquidity event within any specific time period, if at all. A liquidity event could include a merger or another transaction approved by our board of directors in which shareholders will receive cash or shares of a publicly traded company, or a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation and distribution of cash to our shareholders. A liquidity event also may include a sale, merger or rollover transaction with one or more affiliated investment companies managed by the Adviser. We do not intend to list our shares on a national securities exchange. Upon the occurrence of a liquidity event, if any, all Class S and Class D shares will automatically convert into Class I shares and the ongoing servicing fee will terminate. See “Share Liquidity Strategy.”

Share Repurchase Program

Subject to the discretion of our board of directors, we intend to commence quarterly repurchase offers pursuant a share repurchase program. Our board of directors reserves the right, in its sole discretion, to limit the number of shares to be repurchased for each class by applying limitations on the number of shares to be repurchased on a per class basis. We intend to limit the number of shares to be repurchased in each quarter to no more than 5.00% of our outstanding shares of common stock. Repurchases of shares will be made at the current net offering price per share for the applicable class of shares on the date of such repurchase. All shares purchased by us pursuant to the terms of each offer to repurchase will be retired and thereafter will be authorized and unissued shares.

If during any consecutive four-quarter period, we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer (the “Four Quarter Period”), the Adviser intends to recommend that our Board approve a plan pursuant to which we will not make any new investments (excluding investment in any transactions for which there are binding written agreements (including investments funded in phases), follow-on investments made in existing portfolio companies and obligations under any existing Company guarantee and except as necessary for us to preserve our status as a RIC under the Code and as a BDC) and will use all capital available for investing to accept properly submitted tenders until such time that all properly submitted tenders in a repurchase offer have been fully accepted.

Any periodic repurchase offers will be subject in part to our available cash and compliance with the BDC and RIC qualification and diversification rules promulgated under the 1940 Act and the Code, respectively. While we intend to conduct quarterly repurchase offers as described above, we are not required to do so and may amend or suspend the share repurchase program at any time.

Adviser Fees under the Investment Advisory Agreement

Pursuant to the Investment Advisory Agreement with the Adviser, subject to the overall supervision of our Board and in accordance with the 1940 Act, the Adviser receives an investment advisory fee from us, consisting of two components — a base management fee and an incentive fee. The base management fee is payable monthly in arrears. The base management fee is calculated at an annual rate of 1.25% based on the average value of our net assets at the end of the two most recently completed calendar months. All or part of the base management fee not taken as to any month will be deferred without interest and may be taken in any such month prior to the occurrence of a liquidity event. Base management fees for any partial month are prorated based on the number of days in the month. On September 30, 2020, the Adviser agreed to waive 100% of the base management fee for the quarter ended December 31, 2020. On February 23, 2021, the Adviser agreed to waive 100% of the base management fee for the quarter ended March 31, 2021. Any portion of management fees waived shall not be subject to recoupment.

The incentive fee consists of two parts: (i) an incentive fee on income and (ii) an incentive fee on capital gains. Each part of the incentive fee is outlined below. The incentive fee on income will be calculated and payable quarterly in arrears and will be based upon our pre-incentive fee net investment income for the immediately preceding calendar quarter. In the case of a liquidation of the Company or if the Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of the event.

The incentive fee on income for each calendar quarter will be calculated as follows:

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No incentive fee on income will be payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to investors of 1.25% of our net asset value for that immediately preceding calendar quarter. We refer to this as the quarterly preferred return.

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All of our pre-incentive fee net investment income, if any, that exceeds the quarterly preferred return, but is less than or equal to 1.43%, which we refer to as the upper level breakpoint, of our net asset value for that immediately preceding calendar quarter, will be payable to our Adviser. We refer to this portion of the incentive fee on income as the “catch-up.” It is intended to provide an incentive fee of 12.50% on all of our pre-incentive fee net investment income when the pre-incentive fee net investment income reaches 1.43% of our net asset value for that calendar quarter, measured as of the end of the immediately preceding calendar quarter. The quarterly preferred return of 1.25% and upper level breakpoint of 1.43% are also adjusted for the actual number of days each calendar quarter.

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For any quarter in which our pre-incentive fee net investment income exceeds the upper level break point of 1.43% of our net asset value for that immediately preceding calendar quarter, the incentive fee on income will equal 12.50% of the amount of our pre-incentive fee net investment income, because the quarterly preferred return and catch up will have been achieved.

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Pre-incentive fee net investment income is defined as investment income and any other income, accrued during the calendar quarter, minus operating expenses for the quarter, including the base management fee, expenses payable under the Investment Advisory Agreement and the Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income does not include any expense support payments or any reimbursement by us of expense support payments, or any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

The incentive fee on capital gains will be determined and payable in arrears as of the end of each calendar year during which the Investment Advisory Agreement is in effect. In the case of a liquidation, or if the Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of such event. The annual fee will equal (i) 12.50% of our realized capital gains on a cumulative basis from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less (ii) the aggregate amount of any previously paid incentive fees on capital gains as calculated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In no event will the incentive fee on capital gains payable pursuant hereto be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

Under the terms of the Investment Advisory Agreement the Adviser is entitled to receive up to 1.50% of gross proceeds raised in our continuous public offering until all organization and offering costs funded by the Adviser or its affiliates have been recovered. Any reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates.

For purposes of computing the incentive fee on capital gains, the calculation methodology will look through derivatives or swaps as if we owned the reference assets directly. Therefore, realized gains and realized losses on the disposition of any reference assets, as well as unrealized depreciation on reference assets retained in the derivative or swap, will be included on a cumulative basis in the calculation of the incentive fee on capital gains.

Because of the structure of the incentive fee on income and the incentive fee on capital gains, it is possible that we may pay such fees in a year where we incur a net loss. For example, if we receive pre-incentive fee net investment income in excess of the 1.25% of our net asset value for that immediately preceding calendar quarter, we will pay the applicable incentive fee even if we incurred a net loss in the quarter due to a realized or unrealized capital loss. Our Adviser will not be under any obligation to reimburse us for any part of the incentive fee they receive that is based on prior period accrued income that we never received as a result of any borrower’s default or a subsequent realized loss of our portfolio.

The fees that are payable under the Investment Advisory Agreement for any partial period will be appropriately prorated. The fees are calculated using detailed policies and procedures approved by our Adviser and our Board, including a majority of the independent directors, and such policies and procedures are consistent with the description of the calculation of the fees set forth above.

Our Adviser may elect to defer or waive all or a portion of the fees that would otherwise be paid to it in its sole discretion. Any portion of a fee not taken as to any month, quarter or year will be deferred without interest and may be taken in any such other month prior to the occurrence of a liquidity event as our Adviser may determine in its sole discretion.

The incentive fee may induce our Adviser to make investments on our behalf that are more risky or more speculative than would otherwise be the case. See “Risk Factors — Risks Related to Our Adviser and Its Affiliates — Our Investment Adviser will be paid the management fee even if the value of the shareholders’ investments declines and the Adviser’s incentive fee may create incentives for it to make certain kinds of investments.” and “Management and Other Agreements and Fees.”

Conflicts of Interest

We have entered into the Investment Advisory Agreement, the Administration Agreement and an expense support and conditional reimbursement agreement with the Adviser (the “Expense Support Agreement”). Pursuant to the Investment Advisory Agreement, we pay the Adviser a base management fee and an incentive fee. See “Management and Other Agreements and Fees — Investment Advisory Agreement” for a description of how the fees payable to the Adviser will be determined. Pursuant to the Administration Agreement, we will reimburse the Adviser for expenses necessary to perform services related to our administration and operations. See “Management and Other Agreements and Fees — Administration Agreement” for a description of how the expenses reimbursable to the Adviser will be determined. The purpose of the Expense Support Agreement is to ensure that no portion of our distributions to shareholders will represent a return of capital for tax purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Expense Support and Conditional Reimbursement Agreement.” In addition, the Adviser or its affiliates may engage in certain origination activities and receive attendant arrangement, structuring or similar fees.

Our executive officers, certain of our directors and certain other finance professionals of Blue Owl also serve as executives of the Adviser, Owl Rock Technology Advisors LLC (“ORTA”), Owl Rock Diversified Advisors LLC (“ORDA”) and Owl Rock Private Fund Advisors LLC (“ORPFA” and together with the Adviser, ORTA and ORDA, the “Owl Rock Advisers”), and certain of our officers and directors and professionals of Owl Rock and the Owl Rock Advisers are officers of Blue Owl Securities LLC and Blue Owl. In addition, our executive officers and directors and the members of the Adviser and members of its investment committee serve or may serve as officers, directors or principals of entities that operate in the same, or a related, line of business as we do (including the Owl Rock Advisers), including serving on their respective investment committees and/or on the investment committees of investments funds, accounts or other investment vehicles managed by our affiliates which may have investment objectives similar to our investment objective. At times we may compete with the Owl Rock Clients and the private funds managed by Dyal, a division of Blue Owl (the “Dyal Clients,” and together with the Owl Rock Clients, the “Blue Owl Clients”), for capital and investment opportunities. As a result, we may not be given the opportunity to participate in certain investments made by the Blue Owl Clients. This can create a potential conflict when allocating investment opportunities among us and such other Blue Owl Clients. An investment opportunity that is suitable for multiple clients of the Owl Rock Advisers may not be capable of being shared among some or all of such clients and affiliates due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the 1940 Act. However, in order for the Adviser and its affiliates to fulfill their fiduciary duties to each of their clients, the Owl Rock Advisers have put in place an investment allocation policy that seeks to ensure the fair and equitable allocation of investment opportunities over time and addresses the co-investment restrictions set forth under the 1940 Act. See “Risk Factors — Risks Related to Our Business.”

Ongoing servicing fees will be payable by investors to compensate our affiliated Dealer Manager and its affiliates for services rendered to shareholders, including, among other things, responding to customer inquiries of a general nature regarding the Company; crediting distributions from us to customer accounts; arranging for bank wire transfer of funds to or from a customer’s account; responding to customer inquiries and requests regarding shareholder reports, notices, proxies and proxy statements and other Company documents; forwarding prospectuses, tax notices and annual and quarterly reports to beneficial owners of our shares; assisting us in establishing and maintaining shareholder accounts and records; assisting customers in changing account options, account designations and account addresses, and providing such other similar services as we may reasonably request to the extent the an authorized service provider is permitted to do so under applicable statutes, rules or regulations. The ongoing servicing fees will terminate for all Class S and Class D shareholders upon a liquidity event, if any. As such, although we do not intend to complete a liquidity event within any specific time period, if at all, the Adviser may have an incentive to delay a liquidity event if such amounts receivable by our Dealer Manager have not been fully paid. A delay in a liquidity event may not be in the best interests of our shareholders. See “Risk Factors — Risks Related to Our Adviser and Its Affiliates — The Adviser may have an incentive to delay a liquidity event, which may result in actions that are not in the best interest of our shareholders.”

Allocation of Investment Opportunities

The Owl Rock Advisers intend to allocate investment opportunities in a manner that is fair and equitable over time and is consistent with its investment allocation policy, so that no client of the Adviser or its affiliates is disadvantaged in relation to any other client of the Adviser or its affiliates, taking into account such factors as the relative amounts of capital available for new investments, cash on hand, existing commitments and reserves, the investment programs and portfolio positions of the participating investment accounts, the clients for which participation is appropriate, targeted leverage level, targeted asset mix and any other factors deemed appropriate. The Owl Rock Advisers intend to allocate common expenses among us and other clients of the Adviser and its affiliates in a manner that is fair and equitable over time or in such other manner as may be required by applicable law or the Investment Advisory Agreement. Fees and expenses generated in connection with potential portfolio investments that are not consummated will be allocated in a manner that is fair and equitable over time and in accordance with policies adopted by the Owl Rock Advisers and the Investment Advisory Agreement.

The Owl Rock Advisers have put in place an investment allocation policy that seeks to ensure the equitable allocation of investment opportunities over time and addresses the co-investment restrictions set forth under the 1940 Act. When we engage in co-investments as permitted by the exemptive relief described below, we will do so in a manner consistent with the Owl Rock Advisers’ investment allocation policy. In situations where co-investment with other entities managed by the Adviser or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, a committee comprised of certain executive officers of the Owl Rock Advisers (including executive officers of the Adviser) along with other officers and employees, will need to decide whether we or such other entity or entities will proceed with the investment. The allocation committee will make these determinations based on the Owl Rock Advisers’ investment allocation policy, which generally requires that such opportunities be offered to eligible accounts in a manner that will be fair and equitable over time.

The Owl Rock Advisers’ investment allocation policy is designed to manage the potential conflicts of interest between the Adviser’s fiduciary obligations to us and its or its affiliates’ similar fiduciary obligations to other clients, including the Owl Rock Clients; however, there can be no assurance that the Owl Rock Advisers’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to us. Not all conflicts of interest can be expected to be resolved in our favor.

The allocation of investment opportunities among us and any of the other investment funds sponsored or accounts managed by the Adviser or its affiliates may not always, and often will not, be proportional. In general, pursuant to the Owl Rock Advisers’ investment allocation policy, the process for making an allocation determination includes an assessment as to whether a particular investment opportunity (including any follow-on investment in, or disposition from, an existing portfolio company held by the Company or another investment fund or account) is suitable for us or another investment fund or account including the Owl Rock Clients. In making this assessment, the Owl Rock Advisers may consider a variety of factors, including, without limitation: the investment objectives, guidelines and strategies applicable to the investment fund or account; the nature of the investment, including its risk-return profile and expected holding period; portfolio diversification and concentration concerns; the liquidity needs of the investment fund or account; the ability of the investment fund or account to accommodate structural, timing and other aspects of the investment process; the life cycle of the investment fund or account; legal, tax and regulatory requirements and restrictions, including, as applicable, compliance with the 1940 Act (including requirements and restrictions pertaining to co-investment opportunities discussed below); compliance with existing agreements of the investment fund or account; the available capital of the investment fund or account; diversification requirements for BDCs or RICs; the gross asset value and net asset value of the investment fund or account; the current and targeted leverage levels for the investment fund or account; and portfolio construction considerations. The relevance of each of these criteria will vary from investment opportunity to investment opportunity. In circumstances where the investment objectives of multiple investment funds or accounts regularly overlap, while the specific facts and circumstances of each allocation decision will be determinative, the Owl Rock Advisers may afford prior decisions precedential value.

Pursuant to the Owl Rock Advisers’ investment allocation policy, if through the foregoing analysis, it is determined that an investment opportunity is appropriate for multiple investment funds or accounts, the Owl Rock Advisers generally will determine the appropriate size of the opportunity for each such investment fund or account. If an investment opportunity falls within the mandate of two or more investment funds or accounts, and there are no restrictions on such funds or accounts investing with each other, then each investment fund or account will receive the amount of the investment that it is seeking, as determined based on the criteria set forth above.

Certain allocations may be more advantageous to us relative to one or all of the other investment funds, or vice versa. While the Owl Rock Advisers will seek to allocate investment opportunities in a way that it believes in good faith is fair and equitable over time, there can be no assurance that our actual allocation of an investment opportunity, if any, or terms on which the allocation is made, will be as favorable as they would be if the conflicts of interest to which the Adviser may be subject did not exist.

Exemptive Relief

We rely on exemptive relief that has been granted by the SEC to the Adviser and certain of its affiliates to co-invest with other funds managed by the Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies, (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing and (4) the proposed investment by us would not benefit our Adviser or its affiliates or any affiliated person of any of them (other than the parties to the transaction), except to the extent permitted by the exemptive relief and applicable law, including the limitations set forth in Section 57(k) of the 1940 Act. See “Business — The Adviser and Administrator – Owl Rock Capital Advisors LLC.”

In addition, pursuant to an exemptive order issued by the SEC on April 8, 2020 and applicable to all BDCs, through December 31, 2020, we were permitted, subject to the satisfaction of certain conditions, to co-invest in our existing portfolio companies with certain other funds managed by the Adviser or its affiliates and covered by our exemptive relief, even if such other funds had not previously invested in such existing portfolio company. Without this order, affiliated funds would not be able to participate in such co-investments with us unless the affiliated funds had previously acquired securities of the portfolio company in a co-investment transaction with us. Although the conditional exemptive order has expired, the SEC’s Division of Investment Management has indicated that until March 31, 2022, it will not recommend enforcement action, to the extent that any BDC with an existing co-investment order continues to engage in certain transactions described in the conditional exemptive order, pursuant to the same terms and conditions described therein. The Owl Rock Advisers’ investment allocation policy incorporates the conditions of the exemptive relief. As a result of the exemptive relief, there could be significant overlap in our investment portfolio and the investment portfolio of the Owl Rock Clients that could avail themselves of the exemptive relief. See “Business — The Adviser and Administrator – Owl Rock Capital Advisors LLC.”

Reports to Shareholders

Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all shareholders of record. In addition, we will distribute our annual report on Form 10-K to all shareholders within 120 days after the end of each fiscal year. These reports will also be available on our website at www.owlrockcoreincomecorp.com and on the SEC’s website at http://www.sec.gov. These reports should not be considered a part of or as incorporated by reference into this prospectus, or the registration statement of which this prospectus is a part.

Taxation of Our Company

We have elected to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, we generally do not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our shareholders from our tax earnings and profits. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Tax Matters.”

Company Information

Our administrative and executive offices are located at 399 Park Avenue, 38th Floor, New York, NY 10022, and our telephone number is (212) 419-3000. We maintain a website at www.owlrockcoreincomecorp.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

Emerging Growth Company Status

We qualify as an emerging growth company, as that term is used in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) for so long as we qualify as an emerging growth company. Specifically, under the JOBS Act, emerging growth companies are not required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), (3) comply with new audit rules adopted by the PCAOB after April 5, 2012 (unless the SEC determines otherwise), (4) provide certain financial statements and disclosures relating to executive compensation generally required for larger public companies or (5) hold shareholder advisory votes on executive compensation.

In addition, Section 7(a)(2)(B) of the Securities Act and Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as amended by Section 102(b) of the JOBS Act provide that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. We intend to take advantage of such extended transition periods. We will remain an emerging growth company until the earliest of (a) up to five years measured from the date of the first sale of common equity securities pursuant to an effective registration statement, (b) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more, (c) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (d) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Recent Developments

Appointment of Director

On November 19, 2021, our board of directors of directors, upon the recommendation of the nominating and corporate governance committee of the board of directors (the “Nominating Committee”), voted to appoint Victor Woolridge as a Class III director of the board of directors, a member of the Nominating Committee and a member of the audit committee of the board of directors. In connection with Mr. Woolridge’s appointment, the board of directors increased the size of the board of directors to seven directors. Mr. Woolridge was appointed to serve as a member of the board of directors until the 2023 annual meeting of stockholders, or until his successor is duly elected and qualified. The board of directors and the Nominating Committee determined that Mr. Woolridge is not an “interested person” (as defined in Section 2(a)(19) of the 1940 Act) of the Company. See “Management of the Company” and “Control Persons and Principal Shareholders” for more details.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in shares of our common stock will bear, directly or indirectly by investing in the Class S, Class D or Class I shares. Additionally, the expense ratios do not reflect the Expense Support Agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Expense Support and Conditional Reimbursement Agreement” for additional information regarding the Expense Support Agreement. Other expenses are estimated and may vary. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, shareholders will indirectly bear such fees or expenses.

Stockholder transaction expenses (fees paid directly from your investment)	Class S	Class D	Class I
Maximum Upfront Selling Commissions(1)	3.38%	1.48	—%
Distribution reinvestment plan fees	—	—	—
Total Stockholder transaction expenses	3.38%	1.48%	—%

Annual expenses (as a percentage of net assets attributable to shares of common stock)(2)
Base management fees(3)	1.25%	1.25%	1.25%
Incentive fees(4)	—	—	—
Interest payment on borrowed funds(5)	3.07	3.07	3.07
Ongoing service fee(6)	0.85	0.25	—
Acquired fund fees and expenses(7)	—	—	—
Other expenses(8)	1.05	1.05	1.05

Total annual expenses	6.22%	5.62%	5.37%

Total net annual expenses	6.22%	5.62%	5.37%

(1)

“Upfront Sales Load” includes (1) in the case of the Class S shares, Upfront Sales Load of up to 3.50% and (2) in the case of the Class D shares, Upfront Sales Load of up to 1.50%. See “Plan of Distribution — Compensation Paid to the Dealer Manager and Participating Broker-Dealers.”

Amounts are presented as a percentage of gross offering proceeds. Our Dealer Manager will engage unrelated, third-party participating broker-dealers in connection with the offering of shares. See “Plan of Distribution” for a description of the circumstances under which an Upfront Sales Load may be reduced or eliminated in connection with certain purchases. Upfront Sales Load will not be paid in connection with the purchase of shares pursuant to the distribution reinvestment plan.

(2)

Average net assets employed as the denominator for expense ratio computation is $2.2 billion. This estimate is based on the assumption that we sell $1.3 billion of common stock during the following 12-month period. Actual net assets will depend on the number of shares we actually sell, realized gains/losses, unrealized appreciation/depreciation and share repurchase activity, if any.

(3)	The base management fee paid to the Adviser is calculated at an annual rate of 1.25% on the average value of our net assets, at the end of the two most recently completed calendar months.
(4)	We may have capital gains and investment income that could result in the payment of an incentive fee. The incentive fees, if any, are divided into two parts:

•

An incentive fee on net investment income, which we refer to as the incentive fee on income, will be calculated and payable quarterly in arrears and will be based upon our pre-incentive fee net investment income for the calendar quarter. The quarterly incentive fee on net investment income is (a) 100% of the pre-incentive fee net investment income between 1.25%, which we refer to as the quarterly preferred return, and 1.43%, which we refer to as the upper level breakpoint, of our net asset value for that calendar quarter plus (b) 12.50% of all remaining pre-incentive fee net investment income in excess of the upper level break point for that calendar quarter. Pre-incentive fee net investment income is defined as investment income and any other income, accrued during the calendar quarter, minus operating expenses for the quarter, including the base management fee, expenses payable under the Investment Advisory Agreement and the Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income does not include any expense support payments or any reimbursement by us of expense support payments, or any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The quarterly preferred return of 1.25% and upper level breakpoint of 1.43% are also adjusted for the actual number of days in each calendar quarter.

•

An incentive fee on capital gains will be earned on liquidated investments and will be calculated and payable in arrears as of the end of each calendar year. It will be equal to (i) 12.50% of our realized capital gains on a cumulative basis from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less (ii) the aggregate amount of any previously paid incentive fees on capital gains as calculated in accordance with U.S. GAAP.

As we cannot predict whether we will meet the necessary performance targets, we have assumed an incentive fee of 0.00% in this chart. Once fully invested, we expect the incentive fees we pay to increase to the extent we earn additional income or generate capital gains through our investments in portfolio companies. See “Management and Other Agreements and Fees” for more information concerning the incentive fees.

(5)

We may borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by shareholders. The figure in the table assumes that we borrow for investment purposes an amount equal to 100% of our average net assets in the following 12-month period, and that the average annual cost of borrowings, excluding the amortization of cost associated with obtaining borrowings, on the amount borrowed is 3.00%. Our ability to incur leverage during the following 12 months depends, in large part, on the amount of money we are able to raise through the sale of shares registered in this offering.

(6)

Percentage reflects an ongoing servicing fees of 0.85% and 0.25% for Class S and Class D shares, respectively, of the estimated value of such shares, as determined in accordance with applicable FINRA rules. The ongoing servicing fee will accrue daily and will be paid on a monthly basis. The ongoing servicing fees will compensate our affiliated Dealer Manager and its affiliates, participating broker-dealers and financial representatives for services rendered to shareholders, including, among other things, responding to customer inquiries of a general nature regarding the Company; crediting distributions from us to customer accounts; arranging for bank wire transfer of funds to or from a customer’s account; responding to customer inquiries and requests regarding shareholder reports, notices, proxies and proxy statements, and other Company documents; forwarding prospectuses, tax notices and annual and quarterly reports to beneficial owners of our shares; assisting us in establishing and maintaining shareholder accounts and records; assisting customers in changing account options, account designations and account addresses, and providing such other similar services as we may reasonably request to the extent the an authorized service provider is permitted to do so under applicable statutes, rules or regulations. The ongoing servicing fees are similar to sales commissions in that the servicing expenses borne by the Dealer Manager, its affiliates, participating broker-dealers and financial representatives may be different from and substantially less than the amount of ongoing servicing fees charged. The ongoing servicing fees are payable by us with respect to our Class S and Class D shares. See “Plan of Distribution” for a more complete description of the compensation paid to the dealer manager and others affiliated with the sale of shares.

(7)

From time to time, we may invest in the securities or other investment instruments of public investment companies or BDCs. In addition, under the 1940 Act we may invest in private investment companies in limited circumstances. If we were to make such investments, we would incur additional fees. As we have no intention of investing in the securities or other investment instruments of registered investment companies, BDCs, or other investment funds, we have not included any such expenses in this line item.

(8)

We expect that other expenses will include accounting, legal and auditing fees, as well as fees payable to our directors and offering expenses. The amount presented in the table estimates the amounts we expect to pay during the following 12-month period of the offering, and assuming we raise $1.3 billion of gross proceeds during such time. See “Management and Other Agreements and Fees.”

The offering expense reimbursement rate of 0.75% is based on current estimates of (i) offering expenses of $18.75 million to be incurred and reimbursed by us in connection with this offering, (ii) $1.9 billion of common stock sold over the next 12-month period of the offering and (iii) public offering prices of $9.65, $9.46 and $9.32 per share over the term of this offering. Amounts are presented as a percentage of gross offering proceeds. Under the terms of our Investment Advisory Agreement, the Adviser is entitled to receive up to 1.50% of gross offering proceeds raised in our continuous public offering until all organization and offering costs funded by the Adviser or its affiliates have been recovered. The offering expenses consist of costs incurred by the Adviser and its affiliates on the Company’s behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between the Company’s systems and those of our participating broker-dealers, permissible due diligence reimbursements, marketing expenses, salaries and direct expenses of the Adviser’s employees, employees of its affiliates and others while engaged in registering and marketing our shares, which will include development of marketing materials and marketing presentations and training and educational meetings and generally coordinating the marketing process for the Company. Any such reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates. The Adviser is responsible for the payment of our organization and offering expenses to the extent that these expenses exceed 1.50% of the aggregate gross offering proceeds, without recourse against or reimbursement by us; however, if we sell the maximum number of shares, we estimate we will incur offering expenses of 0.75% of gross offering proceeds.

Additionally, we have entered into an Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) with our Adviser pursuant to which our Adviser has agreed to pay to us some or all operating expenses (an “Expense Payment”) for each quarter during the Expense Support Payment Period (as defined below) in which our Board declares a distribution to our shareholders. The “Expense Support Payment Period” became effective as of November 12, 2020, the date that we met the minimum offering requirement. Our Adviser will be conditionally entitled to be reimbursed promptly by us (a “Reimbursement Payment”) for Expense Payments if the sum of the Company’s net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to the Company on account of its investments in portfolio companies exceeds the distributions the Company paid to shareholders, subject to four limitations. Specifically, the Company will not make Reimbursement Payments to our Adviser, unless: (i) the Reimbursement Payment is made within three years subsequent to the last business day of the quarter in which our Adviser made the Expense Payment, (ii) the Company’s current “operating expense ratio” is equal to or less than the Company’s operating expense ratio at the time our Adviser made the Expense Payment, (iii) the Company’s current annualized rate of regular cash distribution per share is equal to or greater than the Company’s annualized rate of regular cash distribution per share at the time our Adviser made the Expense Payment. Finally, any Reimbursement Payment will be reduced to the extent that it would cause our other operating expenses to exceed the lesser of (A) 1.75% of our average net assets attributable to shares of common stock and (B) the percentage of our average net assets attributable to shares of common stock represented by other operating expenses during the fiscal year in which such Expense Payment from our Adviser was made (provided, however, that this clause (B) will not apply to any reimbursement payment which relates to an Expense Payment from our Adviser made during the same fiscal year). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Expense Support and Conditional Reimbursement Agreement” for additional information regarding the Expense Support Agreement.

Example:    We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in our Class S, Class D or Class I shares. In calculating the following expense amounts, we have assumed that: (1) we have indebtedness, equal to 100% of our average net assets, (2) that our annual operating expenses remain at the levels set forth in the table above, except (a) to reduce annual expenses upon completion of organization and offering expenses and (b) that the investment would reach the applicable Sales Charge Cap within 8.1 years for Class S Shares and therefore the ongoing servicing fee will terminate within 8.1 years from the date of purchase, (3) that the annual return on investments before fees and expenses is 5.00%, (4) that the net return after payment of fees and expenses is distributed to shareholders and reinvested at net asset value and (5) that subscribers owning our Class S shares will pay Upfront Sales Load of 3.50%, and subscribers owning our Class D shares will pay an Upfront Sales Load of 1.50%, in each case excluding shares issued through the distribution reinvestment plan.

If you did not sell your shares at the end of the period:

Class S Shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.00% annual return from investment income:	$95	$208	$331	$670
Total expenses assuming a 5.00% annual return solely from realized capital gains:	$107	$243	$388	$776
Class D Shares
Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.00% annual return from investment income:	$71	$176	$291	$636
Total expenses assuming a 5.00% annual return solely from realized capital gains:	$83	$212	$351	$747

Class I Shares
Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from investment income:	$55	$156	$270	$612
Total expenses assuming a 5.00% annual return solely from realized capital gains:	$67	$193	$330	$727

While the example assumes a 5.00% annual return on investment before fees and expenses, our performance will vary and may result in an annual return that is greater or less than 5.00%. These examples should not be considered representations of your future expenses. If we achieve sufficient returns on our investments to trigger a quarterly incentive fee on income of a material amount, both our distributions to our shareholders and our expenses would be higher. If the 5.00% annual return is generated entirely from annual realized capital gains, an incentive fee on capital gains under the Investment Advisory Agreement would be incurred, as shown above. See “Management and Other Agreements and Fees” for information concerning incentive fees.

CERTAIN QUESTIONS AND ANSWERS

Q: What are business development companies?

A:

Business development companies, or BDCs, are closed-end funds that elect to be treated as BDCs under the 1940 Act. As such, BDCs are subject to only certain sections of and rules under the 1940 Act, as well as the Securities Act and the Exchange Act. BDCs typically invest in private or thinly traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. BDCs can be internally or externally managed and may qualify to elect to be taxed as regulated investment companies, or RICs, for federal tax purposes if they so choose.

Q: What is a RIC?

A:

A RIC is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate-level federal income taxes on income it distributes to its shareholders as dividends. To qualify as a RIC, a BDC must meet certain source-of-income and asset diversification requirements. In addition, in order to maintain RIC tax treatment, a BDC must distribute to its shareholders for each taxable year at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses.

Q: What is a “best efforts” securities offering and how long will this securities offering last?

A:

When shares of common stock are offered to the public on a “best efforts” basis, the broker-dealers participating in the offering are only required to use their best efforts to sell such shares. Broker-dealers are not underwriters, and they do not have a firm commitment or obligation to purchase any of the shares of common stock. We intend to file post-effective amendments to our registration statement, which will be subject to SEC review, to allow us to continue this offering.

Q: At what periodic frequency do we intend to accept and close on subscriptions?

A: We	intend to schedule monthly closings on subscriptions received and accepted by us.

Q: Who can buy shares of common stock in this offering?

A:

While the minimum net worth and investment levels may be higher in certain jurisdictions, unless otherwise indicated, you may buy Class S, Class D and Class I shares of our common stock pursuant to this prospectus if you have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000 or (2) a net worth of at least $250,000. For this purpose, net worth does not include your home, home furnishings and personal automobiles. See “Suitability Standards.”

Additionally, Class S shares generally are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (5) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) by our executive officers and directors and their immediate family members, as well as officers and employees of the Adviser, Owl Rock or other affiliates and their immediate family members, and, if approved by our board of directors, joint venture partners, consultants and other service providers or (5) other categories of investors that we name in an amendment or supplement to this prospectus. See “Share Class Specifications.”

An investment in our shares is only intended for investors who do not need the ability to sell their shares quickly in the future since we are not obligated to repurchase any shares of our common stock and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular quarter in our discretion, and the opportunity to have your shares repurchased under our share repurchase plan may not always be available. See “Share Repurchase Program.”

Q: Is there any minimum initial investment required?

A:

Yes. To purchase Class S or Class D shares in this offering, you must make an initial purchase of at least $25 thousand, unless the requirement is waived by the Dealer Manager. Once you have satisfied the minimum initial purchase requirement, any additional purchases of Class S or Class D shares in this offering must be in amounts of at least $500, except for additional purchases pursuant to our distribution reinvestment plan. To purchase Class I shares in this offering, you must make an initial purchase of at least $1 million, unless the requirement is waived by the Dealer Manager. Once you have satisfied the minimum initial purchase requirement, any additional purchases of Class I shares in this offering must be in amounts of at least $500, except for additional purchases pursuant to our distribution reinvestment plan. Such minimum purchase amounts may be waived in our sole discretion. See “Plan of Distribution.”

Q: What is the per share purchase price?

A:

Each class of shares will be sold at the then-current net offering price per share for such class, which will include any applicable Upfront Sales Load, and the net offering price will not be lower than the net asset value per share for such class. We intend to sell our shares at a net offering price that we believe reflects the net asset value per share as determined in accordance with the Company’s share pricing policy. We will modify our public offering price to the extent necessary to comply with the requirements of the 1940 Act, including the requirement that we not sell our shares at a net offering price below our net asset value per share unless we obtain the requisite approval from our shareholders.

Each class of shares has different ongoing servicing fees, which will reduce the net asset value or, alternatively, the distributions payable, with respect to shares of such classes. As a result, each class of our shares may have a different offering price per share. See “Determination of Net Asset Value.”

Q: When may I make purchases of shares and at what price?

A:

Subscriptions to purchase our common stock may be made on an ongoing basis, but investors may only purchase our common stock pursuant to accepted subscription orders as of the first business day of each month and, to be accepted, a subscription request must be received in good order at least five business days prior to the first business day of the month (unless waived by the Dealer Manager). The purchase price per share of each class will be equal to the current net offering price per share, which will include any applicable Upfront Sales Load.

While a shareholder will not know our net asset value on the effective date of the share purchase, our net asset value applicable to a purchase of shares generally will be available within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that net asset value and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase.

Q: When will the net asset value per share be available?

A:

We intend to report our net asset value per share as of the last day of each month on our website within 20 business days of the last day of each month. Because subscriptions must be submitted at least five business days prior to the first day of each month, you will not know the net asset value per share at which you will be subscribing at the time you subscribe.

For example, if you wish to subscribe for shares of our common stock in October, your subscription request must be received in good order at least five business days before November 1. If accepted, your subscription will be effective on the first business day of November, and the offering price will equal the current net offering price per share of the applicable class as of the last business day of October, which will include any applicable Upfront Sales Load. The net asset value per share as of October 31 generally will be available within 20 business days from October 31.

Q: How is your net asset value per share calculated?

A:

The net asset value of a class of shares depends on the number of shares of the applicable class outstanding at the time the net asset value of the applicable share class is determined and the amount of ongoing servicing fees imposed on such class. As such, the net asset value of each class of shares may vary among classes of shares and if we sell different amounts of shares per class. The net asset value per share of a class of our outstanding shares of common stock is determined at least quarterly by dividing the value of total assets minus liabilities by the total number of shares of common stock outstanding at the date as of which the determination is made.

Additionally, in connection with each monthly closing on the sale of shares of our common stock offered pursuant to this prospectus on a continuous basis, our board of directors or a committee thereof, as of the last day of the prior month, will determine that the net proceeds per share from the sale of Class S, Class D or Class I shares at prices per share which, after deducting upfront selling commissions, if any, are not below our current net asset values per share of such class on the date of each monthly closing. See “Determination of Net Asset Value — Value Determinations in Connection with this Continuous Offering.”

Q: May I reinvest my cash distributions in additional shares?

A:

Yes. We have adopted a distribution reinvestment plan whereby shareholders will have their cash distributions automatically reinvested in additional shares of the same class of our common stock to which the distribution relates unless they elect to receive their distributions in cash. If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you own will be automatically invested in additional shares of the same class of our common stock to which the distribution relates. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the current net offering price of the relevant class of common stock. Shareholders will not pay the Upfront Sales Load when purchasing shares under our distribution reinvestment plan; however, all outstanding Class S and Class D shares, including those purchased under our distribution reinvestment plan, will be subject to ongoing servicing fees. Participants may terminate their participation in the distribution reinvestment plan with five business days’ prior written notice to us. See “Distribution Reinvestment Plan” for more information regarding the reinvestment of distributions you may receive from us.

Q: Can I request that my shares be repurchased?

A:

Subject to the discretion of the board of directors, we intend to commence a share repurchase program pursuant to which we intend to conduct quarterly repurchase offers to allow our shareholders to tender their shares at a price equal to the current net offering price per share for the applicable class of shares on each date of repurchase. However, we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular quarter in our discretion. In addition, our ability to fulfill repurchase requests is subject to a number of limitations. As a result, share repurchases may not be available each quarter.

To the extent we choose to repurchase shares in any particular quarter, we intend to limit the number of shares to be repurchased in each quarter to no more than 5.00% of our outstanding shares of common stock. Repurchases of shares will be made at the current net offering price per share for the applicable class of shares on the date of such repurchase.

The vast majority of our assets consist of investments that cannot generally be readily liquidated. Therefore, we may not always have sufficient liquid resources to satisfy repurchase requests. See “Risk Factors — Risks Related to Our Investments — We generally will not control the business operations of our portfolio companies and, due to the illiquid nature of our holdings in our portfolio companies, we may not be able to dispose of our interests in our portfolio companies.”

Q: Will I receive a stock certificate?

A:

No. Our board of directors has authorized the issuance of shares of our capital stock without stock certificates. All shares of our common stock are issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces our offering costs and transfer agent costs.

Q: Can I invest through my IRA, SEP or after-tax deferred account?

A:

Yes, subject to the suitability standards. A custodian, trustee or other authorized person must process and forward to us subscriptions made through individual retirement accounts, or IRAs, simplified employee pension plans, or SEPs, or after-tax deferred accounts. In the case of investments through IRAs, SEPs or after-tax deferred accounts, we will send the confirmation and notice of our acceptance to such custodian, trustee or other authorized person. Please be aware that in purchasing shares, custodians or directors of, or any other person providing advice to, employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. These additional fiduciary duties may require the custodian, trustee, director or any other person providing investment advice to employee pension benefit plans or IRAs to provide information about the services provided and fees received, separate and apart from the disclosures in this prospectus. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See “Suitability Standards” for more information.

Q: What kinds of fees will I be incurring?

A:

As an externally managed BDC, we will incur various recurring fees, including the base management fees and incentive fees that are payable under the Investment Advisory Agreement and administrative costs that are payable under the Administration Agreement. These expenses incurred by us will be directly borne by shareholders. See “Fees and Expenses” and “Management and Other Agreements and Fees — Investment Advisory Agreement” and “Plan of Distribution” for more information.

Purchases of Class S and Class D shares will be subject to a maximum Upfront Sales Load of up to 3.50% and 1.50%, respectively, excluding shares issued pursuant to the distribution reinvestment plan. Shareholders holding Class S and Class D shares are subject to annual ongoing servicing fees of 0.85%, and 0.25%, respectively, including shares issued pursuant to the distribution reinvestment plan. See “Share Class Specifications” for more information.

Q: What is the difference among the three classes of shares?

A:

We are offering to the public three classes of shares of our common stock, Class S, Class D and Class I shares. The differences among the share classes relate to the Upfront Sales Load and ongoing servicing fees. Purchases of Class S shares will be subject to an Upfront Sales Load of up to 3.50%, excluding shares issued pursuant to the distribution reinvestment plan, and purchaser of Class D shares will be subject to an Upfront Sales Load of up to 1.50%, excluding shares issued pursuant to the distribution reinvestment plan. Shareholders holding Class S and Class D shares will be subject to annual ongoing servicing fees of 0.85%

and 0.25%, respectively. See “Share Class Specifications” for more information. No Upfront Sales Load or ongoing servicing fees are paid with respect to Class I shares. See “Share Class Specifications” and “Plan of Distribution” for a discussion of the differences between our Class S, Class D and Class I shares.

Assuming a constant net asset value per share of $10.00 and assuming applicable ongoing servicing fees are paid until the 10% of gross proceeds limit described in “Plan of Distribution — Compensation Paid to the Dealer Manager and Participating Broker-Dealers” is reached, we expect that a one-time investment in 1,000 shares of each class of our shares (representing an aggregate net asset value of $10,000 for each class) would be subject to the following Upfront Sales Load and ongoing servicing fees:

	Upfront Sales Load	Annual Ongoing Servicing Fees	Maximum Ongoing Servicing Fees Over Life of Investment (Length of Time)	Total (Length of Time)
Class S	$350	$85	$685 (8.1 years)	$1,035 (8.1 years)
Class D	$150	$25	$865 (34.6 years)	$1,015 (34.6 years)
Class I	$—	$—	$ —	$ —

Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/ brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and directors and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, and subject to the Dealer Manager’s approval, where a holder of Class S or Class D shares exits a relationship with a participating broker-dealer for this offering and does not enter into a new relationship with a participating broker-dealer for this offering, such holder’s shares may be exchanged into an equivalent net asset value amount of Class I shares. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of common stock you may be eligible to purchase.

If you are eligible to purchase all three classes of shares, you should be aware that Class I shares have no Upfront Sales Load or ongoing servicing fees, which will reduce the net asset value or distributions of the other share classes. However, Class I shares will not receive shareholder services. If you are eligible to purchase Class S and Class D shares but not Class I shares, you should be aware that Class D shares have a lower Upfront Sales Load and lower annual ongoing servicing fees.

Q: How will the payment of fees and expenses affect my invested capital?

A:

The payment of fees and expenses will reduce: (i) the funds available to us for investments in portfolio companies, (ii) the net income generated by us, (iii) funds available for distribution to our shareholders and (iv) the net asset value of your shares of common stock.

Q: Are there any restrictions on the transfer of shares?

A:

Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where a transfer is restricted by federal and state securities laws or by contract. We do not intend to list our securities on any national securities exchange and we do not expect there to be a public market for our shares in the foreseeable future. As a result, your ability to sell your shares will be limited. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us; provided, however that, except in certain cases where the holder of Class S or Class D shares exits a relationship, a shareholder may not request that the shareholder’s shares be transferred or exchanged into any class of shares that is different from the class of shares for which the shareholder subscribed. See “Risk Factors — Risks Related to an Investment in our Common Stock.”

Q: Are there risks related to an investment in this offering?

A:

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. Shares of our common stock are highly illiquid and appropriate only as a long-term investment. Please see “Risk Factors” for a discussion of the risks related to an investment in this offering.

Q: Will I be able to sell my shares of common stock in a secondary market?

A:

We do not intend to list our shares on a securities exchange and do not expect a public market to develop for our shares in the foreseeable future. Because of the lack of a trading market for our shares, shareholders may not be able to sell their shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.

Q: Will I otherwise be able to liquidate my investment?

A:

The purchase of our shares of common stock is intended to be a long-term investment. We do not intend to complete a liquidity event within any specific time period, if at all, and we do not intend to list our shares on a national securities exchange.

There can be no assurance that we will complete a liquidity event. To provide limited liquidity to our shareholders, we intend to conduct quarterly repurchase offers in accordance with the 1940 Act. This will be the only method available to our shareholders to obtain liquidity that we will offer prior to a liquidity event. See “Share Repurchase Program.”

Q: Will the distributions I receive be taxable?

A:

Yes. We have elected to be treated as a RIC for tax purposes, and to maintain such tax treatment. Although, as a RIC, we generally do not pay federal corporate-level taxes on amounts that we distribute to our shareholders as dividends, such distributions generally are taxable to shareholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (generally our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) are taxable as ordinary income to shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares of common stock. Distributions of our net capital gains (generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” are taxable to a shareholder as long-term capital gains in the case of individuals, trusts or estates, regardless of the shareholder’s holding period for its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits, or return of capital, first will reduce a shareholder’s adjusted tax basis in such shareholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such shareholder. See “Tax Matters.”

Q: When will I get my detailed tax information?

A:

Consistent with the Code requirements, we intend to send to each of our U.S. shareholders subject to IRS tax reporting, as promptly as possible after the end of each calendar year, a Form 1099-DIV detailing the amounts includible in such U.S. shareholder’s taxable income for such year as dividend income and as capital gain dividends, if any.

Q: Where are the principal executive offices of Owl Rock Core Income Corp.?

A:	Our principal executive offices are located at 399 Park Avenue, 38th Floor, New York, NY 10022.

Q: Who can help answer my questions?

A:

If you have more questions about this offering and the suitability of investing, you should contact your registered representative, financial advisor or investment advisory representative. If at any time you wish to receive this prospectus or any amendments to it, you may do so, free of charge, by contacting us through written communication at 399 Park Avenue, 38th Floor, New York, NY 10022 or by telephone at 888-215-2015 or by downloading these materials on our website at www.owlrockcoreincomecorp.com.

Q: Will I be notified of how my investment is doing?

A:	Yes. We will provide you with periodic updates on the performance of your investment with us, including:

•	three quarterly financial reports and investor statements;

•	an annual report;

•

in the case of certain U.S. shareholders, an annual Internal Revenue Service (“IRS”) Form 1099-DIV or IRS Form 1099-B, if required, and, in the case of non-U.S. shareholders, an annual IRS Form 1042-S;

•	confirmation statements (after transactions affecting your balance, except reinvestment of distributions in us and certain transactions through minimum account investment or withdrawal programs); and

Depending on legal requirements, we may post this information on our website, https://owlrockcoreincomecorp.com, when available, or provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information about us will also be available on the SEC’s website at www.sec.gov. In addition, we intend to post the monthly net asset value per share of each class of our common stock on our website promptly after it has become available.

We use our website (https://owlrockcoreincomecorp.com) as a channel of distribution of company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor this channel, in addition to following our press releases, SEC filings and webcasts. The contents of our website are not, however, a part of this Registration Statement.

RISK FACTORS

Investing in our common stock involves a number of significant risks. The following information is a discussion of the material risk factors associated with an investment in our common stock specifically, as well as those factors generally associated with an investment in a company with investment objectives, investment policies, capital structure or trading markets similar to ours. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. The risks below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such cases, the net asset value of our common stock could decline, and you may lose all or part of your investment.

Risks Related to the Economy

Political, social and economic uncertainty, including uncertainty related to the COVID-19 pandemic, creates and exacerbates risks.

Social, political, economic and other conditions and events (such as natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest) will occur that create uncertainty and have significant impacts on issuers, industries, governments and other systems, including the financial markets, to which companies and their investments are exposed. As global systems, economies and financial markets are increasingly interconnected, events that once had only local impact are now more likely to have regional or even global effects. Events that occur in one country, region or financial market will, more frequently, adversely impact issuers in other countries, regions or markets, including in established markets such as the U.S. These impacts can be exacerbated by failures of governments and societies to adequately respond to an emerging event or threat.

Uncertainty can result in or coincide with, among other things: increased volatility in the financial markets for securities, derivatives, loans, credit and currency; a decrease in the reliability of market prices and difficulty in valuing assets (including portfolio company assets); greater fluctuations in spreads on debt investments and currency exchange rates; increased risk of default (by both government and private obligors and issuers); further social, economic, and political instability; nationalization of private enterprise; greater governmental involvement in the economy or in social factors that impact the economy; changes to governmental regulation and supervision of the loan, securities, derivatives and currency markets and market participants and decreased or revised monitoring of such markets by governments or self-regulatory organizations and reduced enforcement of regulations; limitations on the activities of investors in such markets; controls or restrictions on foreign investment, capital controls and limitations on repatriation of invested capital; the significant loss of liquidity and the inability to purchase, sell and otherwise fund investments or settle transactions (including, but not limited to, a market freeze); unavailability of currency hedging techniques; substantial, and in some periods extremely high, rates of inflation, which can last many years and have substantial negative effects on credit and securities markets as well as the economy as a whole; recessions; and difficulties in obtaining and/or enforcing legal judgments.

For example, in December 2019, COVID-19 emerged in China and has since spread rapidly to other countries, including the United States. General uncertainty surrounding the dangers and impact of COVID-19 (including the preventative measures taken in response thereto) and additional uncertainty regarding new variants of COVID-19, most notably the Delta variant, has to date created significant disruption in supply chains and economic activity, contributed to labor difficulties and are having a particularly adverse impact on transportation, hospitality, tourism, entertainment and other industries, including industries in which certain of our portfolio companies operate which has in turn created significant business disruption issues for certain of our portfolio companies, and materially and adversely impacted the value and performance of certain of our portfolio companies.

In addition, disruptions in the capital markets caused by the COVID-19 pandemic have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. These and future market disruptions and/or illiquidity would be expected to have an adverse effect on our business, financial condition, results of operations and cash flows. Unfavorable economic conditions also would be expected to increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could limit our investment originations, limit our ability to grow and have a material negative impact on our and our prospective portfolio companies’ operating results and the fair values of our debt and equity investments.

The COVID-19 pandemic is continuing as of the date hereof, and its extended duration may have further adverse impacts on our portfolio companies, including for the reasons described herein.

The COVID-19 pandemic has caused severe disruptions in the U.S. economy and has disrupted financial activity in the areas in which we or our portfolio companies operate.

In December 2019, COVID-19 emerged in China and has since spread rapidly to other countries, including the United States. This outbreak has led and for an unknown period of time will continue to lead to disruptions in local, regional, national and global markets and economies affected thereby. With respect to the U.S. credit markets (in particular for middle-market loans), this outbreak has resulted in, and until fully resolved is likely to continue to result in, the following, among other things: (i) government imposition of various forms of shelter in place orders and the closing of “non-essential” businesses, resulting in significant disruption to the businesses of many middle-market loan borrowers including supply chains, demand and practical aspects of their operations, as well as in lay-offs of employees, and, while these effects are hoped to be temporary, some effects could be persistent or even permanent; (ii) increased draws by borrowers on revolving lines of credit; (iii) increased requests by borrowers for amendments and waivers of their credit agreements to avoid default, increased defaults by such borrowers and/or increased difficulty in obtaining refinancing at the maturity dates of their loans; (iv) volatility and disruption of these markets including greater volatility in pricing and spreads and difficulty in valuing loans during periods of increased volatility, and liquidity issues; and (v) rapidly evolving proposals and/or actions by state and federal governments to address problems being experienced by the markets and by businesses and the economy in general which will not necessarily adequately address the problems facing the loan market and middle-market businesses. This outbreak is having, and any future outbreaks could have, an adverse impact on the markets and the economy in general, which could have a material adverse impact on, among other things, the ability of lenders to originate loans, the volume and type of loans originated, and the volume and type of amendments and waivers granted to borrowers and remedial actions taken in the event of a borrower default, each of which could negatively impact the amount and quality of loans available for investment by us and returns to us, among other things. As of the date of this prospectus, it is impossible to determine the scope of this outbreak, or any future outbreaks, how long any such outbreak, market disruption or uncertainties may last, the effect any governmental actions will have or the full potential impact on us and our portfolio companies.

While several countries, as well as certain states, counties and cities in the United States, have relaxed initial public health restrictions with a view to partially or fully reopening their economies, partly due to comprehensive vaccination programs, many cities world-wide have since experienced a surge in the reported number of cases, hospitalizations and deaths related to the COVID-19 pandemic, due to slower vaccine distribution and new variants of COVID-19. These increases have led to the re-introduction of restrictions and business shutdowns in certain states, counties and cities in the United States and globally, and could continue to lead to the re-introduction of such restrictions and business shutdowns elsewhere. Additionally, as of the date of this filing, various international travel restrictions remain in place for United States travelers, which may prolong the global economic downturn. In addition, although the Federal Food and Drug Administration authorized vaccines for emergency use starting in December 2020 and granted full approval for the vaccine produced by Pfizer-BioNTech in August 2021, it remains unclear how quickly the vaccines will be distributed nationwide and globally or when “herd immunity” will be achieved and the restrictions that were imposed to slow the spread of the virus will be lifted entirely. The delay in distributing the vaccines could lead people to continue to self-isolate and not participate in the economy at pre-pandemic levels for a prolonged period of time. Even after the COVID-19 pandemic subsides, the U.S. economy and most other major global economies may continue to experience a recession, and we anticipate our business and operations could be materially adversely affected by a prolonged recession in the United States and other major markets.

The impact of COVID-19 led to significant volatility and declines in the global public equity markets and it is uncertain how long this volatility will continue. As COVID-19 continues to spread, the potential impacts, including a global, regional or other economic recession, are increasingly uncertain and difficult to assess. Some economists and major investment banks have expressed concern that the continued spread of the virus globally could lead to a world-wide economic downturn, the impacts of which could last for some period after the pandemic is controlled and/or abated.

General uncertainty surrounding the dangers and impact of COVID-19 (including the preventative measures taken in response thereto) and additional uncertainty regarding new variants of COVID-19, most notably the Delta variant, has created significant disruption in supply chains and economic activity and are having a particularly adverse impact on transportation, hospitality, tourism, entertainment and other industries, including industries in which certain of our portfolio companies operate, which has in turn created significant business disruption issues for certain of our portfolio companies, and materially and adversely impacted the value and performance of certain of our portfolio companies. On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which contains provisions intended to mitigate the adverse economic effects of the COVID-19 pandemic and a second stimulus package on December 27, 2020, which provides $900 billion in resources to small businesses and individuals that have been adversely affected by the COVID-19 pandemic; however, our portfolio companies have not benefited from the CARES Act and we do not expect that they will benefit from most of the other subsequent legislation intended to provide financial relief or assistance.

In addition, disruptions in the capital markets caused by the COVID-19 pandemic have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. These and future market disruptions and/or illiquidity would be expected to have an adverse effect on our business, financial condition, results of operations and cash flows. Unfavorable economic conditions also would be expected to increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events have limited and could continue to limit our investment originations, limit our ability to grow and have a material negative impact on our and our portfolio companies’ operating results and the fair values of our debt and equity investments.

The COVID-19 pandemic is continuing as of the filing date of this prospectus, and its extended duration may have further adverse impacts on our portfolio companies after September 30, 2021, including for the reasons described herein.

Any public health emergency, including the COVID-19 pandemic or any outbreak of other existing or new epidemic diseases, or the threat thereof, and the resulting financial and economic market uncertainty could have a significant adverse impact on us and the fair value of our investments and our portfolio companies.

The extent of the impact of any public health emergency, including the COVID-19 pandemic, on our and our portfolio companies’ operational and financial performance will depend on many factors, including the duration and scope of such public health emergency, the actions taken by governmental authorities to contain its financial and economic impact, the extent of any related travel advisories and restrictions implemented, the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity and the extent of its disruption to important global, regional and local supply chains and economic markets, all of which are highly uncertain and cannot be predicted. In addition, our and our portfolio companies’ operations may be significantly impacted, or even temporarily or permanently halted, as a result of government quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors related to a public health emergency, including its potential adverse impact on the health of any of our or our portfolio companies’ personnel. This could create widespread business continuity issues for us and our portfolio companies.

These factors may also cause the valuation of our investments to differ materially from the values that we may ultimately realize. Our valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and are often based on estimates, comparisons and qualitative evaluations of private information.

As a result, our valuations may not show the completed or continuing impact of the COVID-19 pandemic and the resulting measures taken in response thereto. Any public health emergency, including the COVID-19 pandemic or any outbreak of other existing or new epidemic diseases, or the threat thereof, and the resulting financial and economic market uncertainty could have a significant adverse impact on us and the fair value of our investments and our portfolio companies.

The capital markets are currently in a period of disruption and economic uncertainty. Such market conditions have materially and adversely affected debt and equity capital markets, which have had, and may continue to have, a negative impact on our business and operations.

The U.S. capital markets have experienced extreme volatility and disruption following the global outbreak of COVID-19 that began in December 2019, as evidenced by the volatility in global stock markets as a result of, among other things, uncertainty surrounding the COVID-19 pandemic and the fluctuating price of commodities such as oil. Despite actions of the U.S. federal government and foreign governments, these events have contributed to unpredictable general economic conditions that are materially and adversely impacting the broader financial and credit markets and reducing the availability of debt and equity capital for the market as a whole. These conditions could continue for a prolonged period of time or worsen in the future.

Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the full impact of the COVID-19 pandemic on our business. The extent of such impact will depend on future developments, which are highly uncertain, including when the coronavirus can be controlled and abated and whether there will be additional economic shutdowns. As the result of the COVID-19 pandemic and the related adverse local and national economic consequences, we could be subject to any of the following risks, any of which could have a material, adverse effect on our business, financial condition, liquidity, and results of operations:

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Current market conditions may make it difficult to raise equity capital because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than our current net asset value per share without first obtaining approval for such issuance from our shareholders and our independent directors. In addition, these market conditions may make it difficult to access or obtain new indebtedness with similar terms to our existing indebtedness.

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Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity).

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Significant changes in the capital markets, such as the recent disruption in economic activity caused by the COVID-19 pandemic, have adversely affected, and may continue to adversely affect, the pace of our investment activity and economic activity generally. Additionally, the recent disruption in economic activity caused by the COVID-19 pandemic has had, and may continue to have, a negative effect on the potential for liquidity events involving our investments. The illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. An inability to raise or access capital, and any required sale of all or a portion of our investments as a result, could have a material adverse effect on our business, financial condition or results of operations.

The current period of capital markets disruption and economic uncertainty may make it difficult to extend the maturity of, or refinance, our existing indebtedness or obtain new indebtedness and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

Current market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business. The debt capital that will be available to us in the future, if at all, may be at a higher cost and on less favorable terms and conditions than what we currently experience, including being at a higher cost in rising rate environments. If we are unable to raise or refinance debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies. An inability to extend the maturity of, or refinance, our existing indebtedness or obtain new indebtedness could have a material adverse effect on our business, financial condition or results of operations.

Price declines in the corporate leveraged loan market, including as a result of the COVID-19 pandemic, may adversely affect the fair value of our portfolio, reducing our net asset value through increased net unrealized depreciation and the incurrence of realized losses.

Conditions in the U.S. corporate debt market may experience disruption or deterioration, such as the current disruptions resulting from the COVID-19 pandemic or any future disruptions, which may cause pricing levels to decline or be volatile. As a result, our net asset value could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale or other disposition of our investments, which could have a material adverse effect on our business, financial condition and results of operations.

Global economic, political and market conditions may adversely affect our business, financial condition and results of operations, including our revenue growth and profitability.

The current worldwide financial markets situation, as well as various social and political tensions in the United States and around the world (including wars and other forms of conflict, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may contribute to increased market volatility, may have long term effects on the United States and worldwide financial markets, and may cause economic uncertainties or deterioration in the United States and worldwide. For example, the outbreak in December 2019 of COVID-19, continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. We monitor developments and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so. See “— Political, social and economic uncertainty, including uncertainty related to the COVID-19 pandemic, creates and exacerbates risks.”

Economic recessions or downturns, including as a result of the COVID-19 pandemic, could impair our portfolio companies and harm our operating results.

Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. The recent global outbreak of COVID-19 has disrupted economic markets, and the prolonged economic impact is uncertain. Some economists and major investment banks have expressed concern that the continued spread of the virus globally could lead to a world-wide economic downturn. In the past, instability in the global capital markets resulted in disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major domestic and international financial institutions. In particular, in past periods of instability, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. In addition, continued uncertainty surrounding the negotiation of trade deals between Britain and the European Union following the United Kingdom’s exit from the European Union and uncertainty between the United States and other countries, including China, with respect to trade policies, treaties, and tariffs, among other factors, have caused disruption in the global markets. There can be no assurance that market conditions will not worsen in the future.

In an economic downturn, we may have non-performing assets or non-performing assets may increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our loans. A severe recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

The occurrence of recessionary conditions and/or negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our investments, and our ongoing operations, costs and profitability. Any such unfavorable economic conditions, including rising interest rates, may also increase our funding costs, limit our access to capital markets or negatively impact our ability to obtain financing, particularly from the debt markets. In addition, any future financial market uncertainty could lead to financial market disruptions and could further impact our ability to obtain financing. These events could limit our investment originations, limit our ability to grow and negatively impact our operating results and financial condition.

Terrorist attacks, acts of war, global health emergencies or natural disasters may impact the businesses in which we invest and harm our business, operating results and financial condition.

Terrorist acts, acts of war, global health emergencies or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, global health emergencies or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks, global health emergencies and natural disasters are generally uninsurable.

Risks Related to Our Business

We have a limited operating history.

We were formed on April 22, 2020, and are subject to all of the business risks and uncertainties associated with any business with a limited operating history, including the risk that we will not achieve or sustain our investment objective and that the value of our common stock could decline substantially.

The lack of liquidity in our investments may adversely affect our business.

We may acquire a significant percentage of our portfolio company investments from privately held companies in directly negotiated transactions. Substantially all of these investments are subject to legal and other restrictions on resale or are otherwise less liquid than exchange-listed securities or other securities for which there is an active trading market. We typically would be unable to exit these investments unless and until the portfolio company has a liquidity event such as a sale, refinancing, or initial public offering.

The illiquidity of our investments may make it difficult or impossible for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments, which could have a material adverse effect on our business, financial condition and results of operations.

Moreover, investments purchased by us that are liquid at the time of purchase may subsequently become illiquid due to events relating to the issuer, market events, economic conditions or investor perceptions.

We borrow money, which may magnify the potential for gain or loss and may increase the risk of investing in us.

As part of our business strategy, we may borrow from and issue senior debt securities to banks, insurance companies and other lenders or investors. Holders of these senior securities will have fixed-dollar claims on our assets that are superior to the claims of our shareholders. If the value of our assets decreases, leverage would cause our net asset value to decline more sharply than it otherwise would have if we did not employ leverage. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock dividend payments.

Our ability to service any borrowings that we incur will depend largely on our financial performance and will be subject to prevailing economic conditions and competitive pressures. Moreover, the management fee will be payable based on our average gross assets excluding cash and cash equivalents but including assets purchased with borrowed amounts, which may give our Adviser an incentive to use leverage to make additional investments. See “— Our Investment Adviser will be paid the management fee even if the value of the shareholders’ investments declines and the Adviser’s incentive fee may create incentives for it to make certain kinds of investments.” The amount of leverage that we employ will depend on our Adviser’s and our Board’s assessment of market and other factors at the time of any proposed borrowing. We cannot assure you that we will be able to obtain credit at all or on terms acceptable to us, which could affect our return on capital.

In addition to having fixed-dollar claims on our assets that are superior to the claims of our common shareholders, obligations to lenders may be secured by a first priority security interest in our portfolio of investments and cash.

The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns on our portfolio, net of expenses. Leverage generally magnifies the return of shareholders when the portfolio return is positive and magnifies their losses when the portfolio return is negative. The calculations in the table below are hypothetical, and actual returns may be higher or lower than those appearing in the table below.

	Assumed Return on Our Portfolio (Net of Expenses)
	-10%	-5%	0%	5%	10%
Corresponding return to common shareholder(1)	(31)%	(18)%	(5)%	8%	22%

(1)

Assumes, as of September 30, 2021, (i) $1,674.2 million in total assets, (ii) $1,035.3 million in outstanding indebtedness, (iii) $630.7 million in net assets and (iv) weighted average interest rate, excluding fees (such as fees on undrawn amounts and amortization of financing costs), of 3.00%.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Recent Developments” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources” for more information regarding our borrowings.

Defaults under our borrowings may adversely affect our business, financial condition, results of operations and cash flows.

Our borrowings may include customary covenants, including certain limitations on our incurrence of additional indebtedness and on our ability to make distributions to our shareholders, or redeem, repurchase or retire shares of stock, upon the occurrence of certain events and certain financial covenants related to asset coverage and liquidity and other maintenance covenants, as well as customary events of default. In the event we default under the terms of our current or future borrowings, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under the terms of our current or future borrowings, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. An event of default under the terms of our current or any future borrowings could result in an accelerated maturity date for all amounts outstanding thereunder, and in some instances, lead to a cross-default under other borrowings. This could reduce our liquidity and cash flow and impair our ability to grow our business.

Provisions in our borrowings may limit discretion in operating our business.

Any security interests and/or negative covenants required by a credit facility we enter into or notes we issue may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing.

A credit facility may be backed by all or a portion of our loans and securities on which the lenders will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, any security interests and/or negative covenants required by a credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.

In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition and could lead to cross default under other credit facilities. This could reduce our liquidity and cash flow and impair our ability to manage our business.

If we are unable to obtain additional debt financing, or if our borrowing capacity is materially reduced, our business could be materially adversely affected.

We may want to obtain additional debt financing, or need to do so upon maturity of our credit facilities and notes, in order to obtain funds which may be made available for investments. The Promissory Note matures on February 28, 2022. The 2026 Notes mature on September 23, 2026. The SPV Asset Facility I matures on September 16, 2031. The SPV Asset Facility II will mature on the date that is two years after the last day of the Revolving Period, which is defined as up to three years after October 5, 2021, unless such period is extended or accelerated under the terms of the SPV Asset Facility II. If we are unable to increase, renew or replace any such facilities and enter into new debt financing facilities or other debt financing on commercially reasonable terms, our liquidity may be reduced significantly. In addition, if we are unable to repay amounts outstanding under any such facilities and are declared in default or are unable to renew or refinance these facilities, we may not be able to make new investments or operate our business in the normal course. These situations may arise due to circumstances that we may be unable to control, such as lack of access to the credit markets, a severe decline in the value of the U.S. dollar, an economic downturn or an operational problem that affects us or third parties, and could materially damage our business operations, results of operations and financial condition.

To the extent that we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available to service our debt or for distribution to our shareholders, and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. To the extent that we use leverage to partially finance our investments through borrowing from banks and other lenders, you will experience increased risks of investing in our securities. If the value of our assets decreases, leverage would cause our net asset value to decline more sharply than it otherwise would if we had not borrowed and employed leverage. Similarly, any decrease in our income would cause net income to decline more sharply than it would have if we had not borrowed and employed leverage. Such a decline could negatively affect our ability to service our debt or make distributions to our shareholders. In addition, our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the base management or incentive fees payable to our Adviser attributable to the increase in assets purchased using leverage.

The amount of leverage that we employ will depend on our Adviser’s and our Board’s assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will reduce cash available for distributions to shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

A BDC generally is required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of its borrowings and any preferred stock that it may issue in the future, of at least 200%; however, certain provisions of the 1940 Act allow a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. Because the Adviser, as our sole shareholder, has approved this proposal, the reduced asset coverage ratio is currently effective. For additional information about the asset coverage requirements, see “Regulation — Senior Securities; Coverage Ratio.” If this ratio declines 150%, we cannot incur additional debt and could be required to sell a portion of our investments to repay some indebtedness when it is disadvantageous to do so. This could have a material adverse effect on our operations, and we may not be able to service our debt or make distributions.

To the extent we invest in publicly traded companies, we may be unable to obtain financial covenants and other contractual rights, which subjects us to additional risks.

If we invest in instruments issued by publicly-held companies, we may be subject to risks that differ in type or degree from those involved with investments in privately-held companies. Such risks include, without limitation, greater volatility in the valuation of such companies, increased obligations to disclose information regarding such companies, limitations on our ability to dispose of such instruments at certain times, increased likelihood of shareholder litigation against such companies’ board members and increased costs associated with each of the aforementioned risks. In addition, to the extent we invest in publicly traded debt instruments, we may not be able to obtain financial covenants or other contractual rights that we might otherwise be able to obtain when making privately-negotiated investments. We may not have the same access to information in connection with investments in public debt instruments that we would expect to have in connection with privately-negotiated investments. If we or the Adviser were deemed to have material, nonpublic information regarding the issuer of a publicly traded instrument in which we have invested, we may be limited in our ability to make new investments or sell existing investments in such issuer.

Our ability to achieve our investment objective depends on our Adviser’s ability to manage and support our investment process. If our Adviser were to lose a significant number of its key professionals, or terminate the Investment Advisory Agreement, our ability to achieve our investment objective could be significantly harmed.

We do not have any employees. Additionally, we have no internal management capacity other than our appointed executive officers and will be dependent upon the investment expertise, skill and network of business contacts of our Adviser to achieve our investment objective. Our Adviser will evaluate, negotiate, structure, execute, monitor and service our investments. Our success will depend to a significant extent on the continued service and coordination of our Adviser, including its key professionals. The departure of a significant number of key professionals from our Adviser could have a material adverse effect on our ability to achieve our investment objective. The Adviser does not have an employment agreement with any of these key professionals and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or the Adviser. Further, we do not intend to separately maintain key person life insurance on any of these individuals.

Our ability to achieve our investment objective also depends on the ability of our Adviser to identify, analyze, invest in, finance, and monitor companies that meet our investment criteria. Our Adviser’s capabilities in structuring the investment process, and providing competent, attentive and efficient services to us, depend on the involvement of investment professionals of adequate number and sophistication to match the corresponding flow of transactions. To achieve our investment objective, our Adviser may need to retain, hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. Our Adviser may not be able to find qualified investment professionals in a timely manner or at all. Any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

In addition, the Investment Advisory Agreement has a termination provision that allows the agreement to be terminated by us on 60 days’ notice without penalty by the vote of a majority of the outstanding shares of our common stock or by the vote of our independent directors. The Investment Advisory Agreement generally may be terminated at any time, without penalty, by the Adviser upon 120 days’ notice to us. Furthermore, the Investment Advisory Agreement automatically terminates in the event of its assignment, as defined in the 1940 Act, by the Adviser. If the Adviser resigns or is terminated, or if we do not obtain the requisite approvals of shareholders and our Board to approve an agreement with the Adviser after an assignment, we may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms prior to the termination of the Investment Advisory Agreement, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption and costs under any new agreements that we enter into could increase.

Our financial condition, business and results of operations, as well as our ability to meet our payment obligations under our indebtedness and pay distributions, are likely to be adversely affected, and the value of our common stock may decline.

Distributions on our common stock may exceed our taxable earnings and profits, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we pay may represent a return of capital to you. A return of capital is a return of a portion of your original investment in shares of our common stock. As a result, a return of capital will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use sources other than cash flows from operations to fund distributions.

We may pay our distributions from sources other than cash flows from operations in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your shares, thereby increasing the amount of capital gain (or decreasing the amount of capital loss) realized upon a subsequent sale or redemption of such shares, even if such shares have not increased in value or have, in fact, lost value. Distributions from sources other than cash flows from operations also could reduce the amount of capital we ultimately have available to invest in portfolio companies.

Because our business model depends to a significant extent upon Blue Owl’s relationships with corporations, financial institutions and investment firms, the inability of Blue Owl to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that Blue Owl will depend on its relationships with corporations, financial institutions and investment firms, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If Blue Owl fails to maintain its existing relationships or develop new relationships or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom Blue Owl has relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay further deployment of our capital, reduce returns and result in losses.

We may compete for investments with other BDCs and investment funds (including registered investment companies, private equity funds and mezzanine funds), including the Owl Rock Clients and other clients of the Adviser or its affiliates, as well as traditional financial services companies such as commercial banks and other sources of funding. These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, continue to increase their investment focus in our target market of privately owned U.S. companies. We may experience increased competition from banks and investment vehicles who may continue to lend to the middle-market. Additionally, the Federal Reserve and other bank regulators may periodically provide incentives to U.S. commercial banks to originate more loans to U.S. middle-market private companies. As a result of these market participants and regulatory incentives, competition for investment opportunities in privately owned U.S. companies is strong and may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical, and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some competitors may have higher risk tolerances or different risk assessments than us. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do.

We may lose investment opportunities if we do not match our competitors’ pricing, terms, and investment structure criteria. If we are forced to match these competitors’ investment terms criteria, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of our competitors in our target market could force us to accept less attractive investment terms. Furthermore, many competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or the source of income, asset diversification and distribution requirements we must satisfy to maintain our RIC tax treatment. The competitive pressures we face, and the manner in which we react or adjust to competitive pressures, may have a material adverse effect on our business, financial condition, results of operations, effective yield on investments, investment returns, leverage ratio, and cash flows. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time. Also we may not be able to identify and make investments that are consistent with our investment objective.

Our investment portfolio is recorded at fair value as determined in good faith in accordance with procedures established by our Board and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined in accordance with procedures established by our Board. There is not a public market or active secondary market for many of the types of investments in privately held companies that we hold and intend to make. The majority of our investments may not be publicly traded or actively traded on a secondary market but, instead, may be traded on a privately negotiated over-the-counter secondary market for institutional investors, if at all. As a result, we will value a majority of these investments at least quarterly at fair value as determined in good faith in accordance with valuation policy and procedures approved by our Board.

The determination of fair value, and thus the amount of unrealized appreciation or depreciation we may recognize in any reporting period, is to a degree subjective, and our Adviser has a conflict of interest in making recommendations of fair value. We will value our investments at least quarterly at fair value as determined in good faith by our Board based on, among other things, input from our Adviser and our Audit Committee. Our Board will utilize the services of an independent third-party valuation firm(s), engaged at the direction of our Board, to aid us in determining the fair value of our investments. The types of factors that may be considered in determining the fair values of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow, current market interest rates and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, the valuations may fluctuate significantly over short periods of time due to changes in current market conditions. The determinations of fair value in accordance with procedures established by our Board may differ materially from the values that would have been used if an active market and market quotations existed for such investments. Our net asset value could be adversely affected if the determinations regarding the fair value of the investments were materially higher than the values that we ultimately realize upon the disposal of such investments.

Our Board may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our shareholders.

Our Board has the authority to modify or waive current operating policies, investment criteria and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and the value of our securities. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we will have significant flexibility in investing the net proceeds of our offering and may use the net proceeds from our offering in ways with which our investors may not agree.

Any unrealized depreciation we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith in accordance with procedures established by our Board. Decreases in the market values or fair values of our investments relative to amortized cost will be recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our net asset value. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Critical Accounting Policies — Investments at Fair Value.”

We are subject to limited restrictions with respect to the proportion of our assets that may be invested in a single issuer.

We intend to operate as a non-diversified management investment company; however, we are currently and may, from time to time, in the future, be considered a diversified management investment company pursuant to the definitions set forth in the 1940 Act. In addition, we are subject to the asset diversification requirements associated with our qualification as a RIC for U.S. federal income tax purposes. While we are not targeting any specific industries, our investments may be focused on relatively few industries. To the extent that we hold large positions in a small number of issuers, or within a particular industry, our net asset value may be subject to greater fluctuation. We may also be more susceptible to any single economic or regulatory occurrence or a downturn in particular industry.

We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are and we will remain an “emerging growth company” as defined in the JOBS Act until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of our initial offering, (ii) in which we have total annual gross revenue of at least $1.0 billion or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th and (b) the date on which we have issued more than $1.07 billion in non-convertible debt during the prior three-year period. For so long as we remain an “emerging growth company” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our securities less attractive because we will rely on some or all of these exemptions.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition periods.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We are dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect our liquidity, financial condition or results of operations.

Our business is dependent on our and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, portfolio monitoring, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control. There could be:

•	sudden electrical or telecommunications outages;

•	natural disasters such as earthquakes, tornadoes and hurricanes;

•	disease pandemics, including the COVID-19 pandemic;

•	events arising from local or larger scale political or social matters, including terrorist acts;

•	outages due to idiosyncratic issues at specific service providers; and

•	cyber-attacks.

These events, in turn, could have a material adverse effect on our operating results and negatively affect the net asset value of our common stock and our ability to pay distributions to our shareholders.

The interest rates of our term loans to our portfolio companies that extend beyond 2021 might be subject to change based on recent regulatory changes.

LIBOR, the London Interbank Offered Rate, is the basic rate of interest used in lending transactions between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. We typically use LIBOR as a reference rate in term loans that we extend to portfolio companies such that the interest due to us pursuant to a term loan extended to a portfolio company is calculated using LIBOR. The terms of our debt investments generally include minimum interest rate floors which are calculated based on LIBOR.

On March 5, 2021, the United Kingdom’s Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that it will not compel panel banks to contribute to the overnight and 1, 3, 6, and 12 month USD LIBOR tenors after June 30, 2023 and all other tenors after December 31, 2021. It is unclear if at that time LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. Central banks and regulators in a number of major jurisdictions (for example, United States, United Kingdom, European Union, Switzerland and Japan) have convened working groups to find, and implement the transition to, suitable replacements for interbank offered rates (“IBORs”). To identify a successor rate for U.S. dollar LIBOR, the Alternative Reference Rates Committee (“ARRC”), a U.S.-based group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, was formed. The ARRC has identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, at this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or other reforms to LIBOR that may be enacted in the United States, United Kingdom or elsewhere or, whether the COVID-19 outbreak will have further effect on LIBOR transition plans.

The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have an adverse impact on the market value and/or transferability of any LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to us or on our overall financial condition or results of operations. In addition, while the majority of our LIBOR-linked loans contemplate that LIBOR may cease to exist and allow for amendment to a new base rate without the approval of 100% of the lenders, if LIBOR ceases to exist, we will still need to renegotiate the credit agreements extending beyond 2021 with our portfolio companies that utilize LIBOR as a factor in determining the interest rate, in order to replace LIBOR with the new standard that is established, which may have an adverse effect on our overall financial condition or results of operations. Following the replacement of LIBOR, some or all of these credit agreements may bear interest at a lower interest rate, which could have an adverse impact on the value and liquidity of our investments in these portfolio companies and, as a result on our results of operations. Moreover, if LIBOR ceases to exist, we may need to renegotiate certain terms of our credit facilities. If we are unable to do so, amounts drawn under our credit facilities may bear interest at a higher rate, which would increase the cost of our borrowings and, in turn, affect our results of operations.

The United Kingdom referendum decision to leave the European Union may create significant risks and uncertainty for global markets and our investments.

The decision made in the United Kingdom referendum to leave the European Union has led to volatility in global financial markets, and in particular in the markets of the United Kingdom and across Europe, and may also lead to weakening in consumer, corporate and financial confidence in the United Kingdom and Europe. Under the terms of the withdrawal agreement negotiated and agreed to between the United Kingdom and the European Union, the United Kingdom’s departure from the European Union was followed by a transition period which ran until December 31, 2020 and during which the United Kingdom continued to apply European Union law and was treated for all material purposes as if it were still a member of the European Union. On December 24, 2020, the European Union and United Kingdom governments signed a trade deal that became provisionally effective on January 1, 2021 and that now governs the relationship between the United Kingdom and the European Union (the “Trade Agreement”). The Trade Agreement implements significant regulation around trade, transport of goods and travel restrictions between the United Kingdom and the European Union.

Notwithstanding the foregoing, the longer term economic, legal, political and social framework to be put in place between the United Kingdom and the European Union is unclear at this stage and is likely to lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the United Kingdom and in wider European markets for some time. In particular, the decision made in the United Kingdom referendum may lead to a call for similar referenda in other European jurisdictions which may cause increased economic volatility and uncertainty in the European and global markets. This volatility and uncertainty may have an adverse effect on the economy generally and on our ability, and the ability of our portfolio companies, to execute our respective strategies and to receive attractive returns.

In particular, currency volatility may mean that our returns and the returns of our portfolio companies will be adversely affected by market movements and may make it more difficult, or more expensive, for us to implement appropriate currency hedging. Potential declines in the value of the British Pound and/or the euro against other currencies, along with the potential downgrading of the United Kingdom’s sovereign credit rating, may also have an impact on the performance of any of our portfolio companies located in the United Kingdom or Europe.

Risks Related to Our Adviser and Its Affiliates

The Adviser and its affiliates, including our officers and some of our directors, may face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in increased risk-taking by us.

The Adviser and its affiliates will receive substantial fees from us in return for their services, including certain incentive fees based on the amount of appreciation of our investments. These fees could influence the advice provided to us. Generally, the more equity we sell in public offerings and the greater the risk assumed by us with respect to our investments, including through the use of leverage, the greater the potential for growth in our assets and profits, and, correlatively, the fees payable by us to the Dealer Manager and our Adviser. These compensation arrangements could affect our Adviser’s or its affiliates’ judgment with respect to public offerings of equity and investments made by us, which allow the Dealer Manager to earn an additional Upfront Sales Load and our Adviser to earn increased asset management fees.

The time and resources that individuals associated with our Adviser devote to us may be diverted, and we may face additional competition due to, among other things, the fact that neither our Adviser nor its affiliates is prohibited from raising money for or managing another entity that makes the same types of investments that we target.

Blue Owl is not prohibited from raising money for and managing future investment entities, in addition to the funds managed by the adviser or its affiliates comprising Owl Rock and the private funds managed by Dyal (collectively, the “Blue Owl Clients”), that make the same or similar types of investments as those we target. As a result, the time and resources that our Adviser devotes to us may be diverted, and during times of intense activity in other investment programs they may devote less time and resources to our business than is necessary or appropriate. In addition, we may compete with any such investment entity also managed by the Adviser or its affiliates for the same investors and investment opportunities. Furthermore, certain members of the investment committee are officers of Blue Owl and will devote a portion of their time to the operations of Blue Owl, including with respect to public company compliance, investor relations and other matter that did not apply to Owl Rock prior to the formation of Blue Owl.

The Adviser and its affiliates may face conflicts of interest with respect to services performed for issuers in which we may invest.

Our Adviser and its affiliates may provide a broad range of financial services to companies in which we may invest, including providing arrangement, syndication, origination structuring and other services to portfolio companies, and will generally be paid fees for such services, in compliance with applicable law, by the portfolio company. Any compensation received by our Adviser or its affiliates for providing these services will not be shared with us and may be received before we realize a return on our investment. In addition, we may invest in companies managed by entities in which funds managed by Dyal have acquired a minority interest. Our Adviser and its affiliates may face conflicts of interest with respect to services performed for these companies, on the one hand, and investments recommended to us, on the other hand and could, in certain instances, have an incentive not to pursue actions against a portfolio company that would be in our best interest.

The Adviser or its affiliates may have incentives to favor their respective other accounts and clients and/or Blue Owl over us, which may result in conflicts of interest that could be harmful to us.

Because our Adviser and its affiliates manage assets for, or may in the future manage assets for, other investment companies, pooled investment vehicles and/or other accounts (including institutional clients, pension plans, co-invest vehicles and certain high net worth individuals), certain conflicts of interest are present. For instance, our Adviser and its affiliates may receive asset management performance-based, or other fees from certain accounts that are higher than the fees received by our Adviser from us. In addition, certain members of the investment committee and other executive and employees of our Adviser will hold and receive interest in Blue Owl and its affiliates, in addition to cash and carried interest compensation. In these instances, a portfolio manager for our Adviser may have an incentive to favor the higher fee and/or performance-based fee accounts over us and/or to favor Blue Owl. In addition, a conflict of interest exists to the extent our Adviser, its affiliates or any of their respective executives, portfolio managers or employees have proprietary or personal investments in other investment companies or accounts or when certain other investment companies or accounts are investment options in our Adviser’s or its affiliates’ employee benefit plans. In these circumstances, our Adviser has an incentive to favor these other investment companies or accounts over us. Our board of directors will seek to monitor these conflicts but there can be no assurances that such monitoring will fully mitigate any such conflicts.

The Adviser may have an incentive to delay a liquidity event, which may result in actions that are not in the best interest of our shareholders.

The ongoing servicing fee is payable by us to compensate our affiliated Dealer Manager and its affiliates for services rendered to shareholders, including, among other things, responding to customer inquiries of a general nature regarding the Company; crediting distributions from us to customer accounts; arranging for bank wire transfer of funds to or from a customer’s account; responding to customer inquiries and requests regarding shareholder reports, notices, proxies and proxy statements, and other Company documents; forwarding prospectuses, tax notices and annual and quarterly reports to beneficial owners of our shares; assisting us in establishing and maintaining shareholder accounts and records; assisting customers in changing account options, account designations and account addresses, and providing such other similar services as we may reasonably request to the extent the an authorized service provider is permitted to do so under applicable statutes, rules or regulations. The ongoing servicing fee will terminate for all Class S and Class D shareholders upon a liquidity event. Although we do not intend to complete a liquidity event within any specific time period, if at all, the Advisor, an affiliate of our Dealer Manager, may have an incentive to delay a liquidity event if such amounts receivable by our Dealer Manager have not been fully paid. A delay in a liquidity event may not be in the best interests of our shareholders.

We may compete for capital and investment opportunities with other entities managed by our Adviser or its affiliates, subjecting our Adviser to certain conflicts of interests.

Our Adviser will experience conflicts of interest in connection with the management of our business affairs relating to and arising from a number of matters, including: the allocation of investment opportunities by our Adviser and its affiliates; compensation to our Adviser; services that may be provided by our Adviser and its affiliates to issuers in which we may invest; investments by us and other clients of our Adviser, subject to the limitations of the 1940 Act; the formation of additional investment funds managed by our Adviser; differing recommendations given by our Adviser to us versus other clients; our Adviser’s use of information gained from issuers in our portfolio for investments by other clients, subject to applicable law; and restrictions on our Adviser’s use of “inside information” with respect to potential investments by us.

Specifically, we may compete for investments with the other Blue Owl Clients, subjecting our Adviser and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending investments on our behalf. To mitigate these conflicts, the Owl Rock Advisers will seek to execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis and in accordance with the Owl Rock Advisers’ investment allocation policy, taking into account such factors as the relative amounts of capital available for new investments; cash on hand; existing commitments and reserves; the investment programs and portfolio positions of the participating investment accounts, including portfolio construction, diversification and concentration considerations; the investment objectives, guidelines and strategies of each client; the clients for which participation is appropriate’ each client’s life cycle; targeted leverage level; targeted asset mix and any other factors deemed appropriate.

We may be prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our directors who are not interested persons and, in some cases, the prior approval of the SEC. We rely on exemptive relief that has been granted by the SEC to our Adviser to co-invest with other funds managed by our Adviser or certain of its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies, (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing and (4) the proposed investment by us would not benefit our Adviser or its affiliates or any affiliated person of any of them (other than the parties to the transaction), except to the extent permitted by the exemptive relief and applicable law, including the limitations set forth in Section 57(k) of the 1940 Act. The Owl Rock Advisers’ investment allocation policy seeks to ensure equitable allocation of investment opportunities between us and/or other funds managed by our Adviser or its affiliates. As a result of the exemptive relief, there could be significant overlap in our investment portfolio and the investment portfolio of other funds managed by Owl Rock that could avail themselves of the exemptive relief and that have an investment objective similar to ours.

Actions by our Adviser or its affiliates on behalf of their other accounts and clients may be adverse to us and our investments and harmful to us.

The Owl Rock Advisers and their affiliates manage assets for accounts other than us, including, but not limited to, the Blue Owl Clients. Actions taken by the Owl Rock Advisers and their affiliates on behalf of the Blue Owl Clients may be adverse to us and our investments, which could harm our performance. For example, we may invest in the same credit obligations as other Blue Owl Clients, although, to the extent permitted under the 1940 Act, our investments may include different obligations or levels of the capital structure of the same issuer. Decisions made with respect to the securities held by one of the Blue Owl Clients may cause (or have the potential to cause) harm to the different class of securities of the issuer held by other Blue Owl Clients (including us). While the Owl Rock Advisers and their affiliates have developed general guidelines regarding when two or more funds can invest in different parts of the same company’s capital structure and created a process that they employ to handle those conflicts when they arise, their decision to permit the investments to occur in the first instance or their judgment on how to minimize the conflict could be challenged. If the Owl Rock Advisers and their affiliates fail to appropriately address those conflicts, it could negatively impact their reputation and ability to raise additional funds and the willingness of counterparties to do business with them or result in potential litigation against them.

Our access to confidential information may restrict our ability to take action with respect to some investments, which, in turn, may negatively affect our results of operations.

We, directly or through our Adviser, may obtain confidential information about the companies in which we have invested or may invest or be deemed to have such confidential information. Our Adviser may come into possession of material, non-public information through its members, officers, directors, employees, principals or affiliates. In addition, Dyal Clients may invest in entities that manage our portfolio companies and, as a result, may obtain additional confidential information about our portfolio companies. The possession of such information may, to our detriment, limit the ability of us and our Adviser to buy or sell a security or otherwise to participate in an investment opportunity. In certain circumstances, employees of our Adviser may serve as board members or in other capacities for portfolio or potential portfolio companies, which could restrict our ability to trade in the securities of such companies. For example, if personnel of our Adviser come into possession of material non-public information with respect to our investments, such personnel will be restricted by our Adviser’s information-sharing policies and procedures or by law or contract from sharing such information with our management team, even where the disclosure of such information would be in our best interests or would otherwise influence decisions taken by the members of the management team with respect to that investment. This conflict and these procedures and practices may limit the freedom of our Adviser to enter into or exit from potentially profitable investments for us, which could have an adverse effect on our results of operations. Accordingly, there can be no assurance that we will be able to fully leverage the resources and industry expertise of our Adviser in the course of its duties. Additionally, there may be circumstances in which one or more individuals associated with our Adviser will be precluded from providing services to us because of certain confidential information available to those individuals or to other parts of our Adviser.

We may be obligated to pay our Adviser incentive fees even if we incur a net loss due to a decline in the value of our portfolio and even if our earned interest income is not payable in cash.

The Investment Advisory Agreement entitles our Adviser to receive an incentive fee based on our pre-incentive fee net investment income regardless of any capital losses. In such case, we may be required to pay our Adviser an incentive fee for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter. Any incentive fee payable by us that relates to the pre-incentive fee net investment income may be computed and paid on income that may include interest that has been accrued but not yet received or interest in the form of securities received rather than cash (“payment-in-kind,” or “PIK,” income). PIK income will be included in the pre-incentive fee net investment income used to calculate the incentive fee to our Adviser even though we do not receive the income in the form of cash. If a portfolio company defaults on a loan that is structured to provide accrued interest income, it is possible that accrued interest income previously included in the calculation of the incentive fee will become uncollectible. Our Adviser is not obligated to reimburse us for any part of the incentive fee it received that was based on accrued interest income that we never receive as a result of a subsequent default.

For federal income tax purposes, we may be required to recognize taxable income in some circumstances in which we do not receive a corresponding payment in cash and to make distributions with respect to such income to maintain our tax treatment as a RIC and/or minimize corporate-level U.S. federal income or excise tax. Under such circumstances, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. This difficulty in making the required distribution may be amplified to the extent that we are required to pay the incentive fee on income with respect to such accrued income. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

Our Investment Adviser will be paid the management fee even if the value of the shareholders’ investments declines and the Adviser’s incentive fee may create incentives for it to make certain kinds of investments.

Our Adviser is entitled to an incentive fee from us based on our investment performance. The incentive fee payable by us to the Adviser may create an incentive for the Adviser to make investments on behalf of us that are risky or more speculative than would be the case in the absence of such a compensation arrangement, and also to incur leverage, which will tend to enhance returns where our portfolio has positive returns. Additionally, the management fee is payable even in the event the value of shareholders’ investments declines.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of our independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we will generally be prohibited from buying or selling any securities from or to such affiliate on a principal basis, absent the prior approval of our Board and, in some cases, the SEC. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, including other funds or clients advised by the Adviser or its affiliates, which in certain circumstances could include investments in the same portfolio company (whether at the same or different times to the extent the transaction involves a joint investment), without prior approval of our Board and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates or anyone who is under common control with us. The SEC has interpreted the BDC regulations governing transactions with affiliates to prohibit certain joint transactions involving entities that share a common investment adviser. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company that is controlled by a fund managed by either of the Adviser or its affiliates without the prior approval of the SEC, which may limit the scope of investment or disposition opportunities that would otherwise be available to us.

On February 7, 2017, the Adviser and certain of our affiliates received exemptive relief from the SEC to permit us to co-invest with other funds managed by the Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching by us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing.

In situations when co-investment with the Adviser’s or its affiliates’ other clients is not permitted under the 1940 Act and related rules, existing or future staff guidance, or the terms and conditions of the exemptive relief granted to us by the SEC, the Adviser will need to decide which client or clients will proceed with the investment. Generally, we will not be entitled to make a co-investment in these circumstances and, to the extent that another client elects to proceed with the investment, we will not be permitted to participate. Moreover, except in certain circumstances, we will not invest in any issuer in which an affiliate’s other client holds a controlling interest.

We may make investments that could give rise to a conflict of interest.

We do not expect to invest in, or hold securities of, companies that are controlled by an affiliate’s other clients. However, our Adviser or an affiliate’s other clients may invest in, and gain control over, one of our portfolio companies. If our Adviser or an affiliate’s other client, or clients, gains control over one of our portfolio companies, it may create conflicts of interest and may subject us to certain restrictions under the 1940 Act. As a result of these conflicts and restrictions our Adviser may be unable to implement our investment strategies as effectively as they could have in the absence of such conflicts or restrictions. For example, as a result of a conflict or restriction, our Adviser may be unable to engage in certain transactions that it would otherwise pursue. In order to avoid these conflicts and restrictions, our Adviser may choose to exit such investments prematurely and, as a result, we may forego any positive returns associated with such investments. In addition, to the extent that an affiliate’s other client holds a different class of securities than us as a result of such transactions, our interests may not be aligned.

The recommendations given to us by our Adviser may differ from those rendered to their other clients.

Our Adviser and its affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us even though such other clients’ investment objectives may be similar to ours, which could have an adverse effect on our business, financial condition and results of operations.

Our Adviser’s liability is limited under the Investment Advisory Agreement, and we are required to indemnify our Adviser against certain liabilities, which may lead our Adviser to act in a riskier manner on our behalf than it would when acting for its own account.

Our Adviser has not assumed any responsibility to us other than to render the services described in the Investment Advisory Agreement (and, separately, under the Administration Agreement), and it will not be responsible for any action of our Board in declining to follow our Adviser’s advice or recommendations. Pursuant to the Investment Advisory Agreement, our Adviser and its directors, officers, shareholders, members, agents, employees, controlling persons and any other person or entity affiliated with, or acting on behalf of, our Adviser will not be liable to us for their acts under the Investment Advisory Agreement, provided that nothing will be deemed to protect the Adviser in respect of any liability by reason of willful malfeasance, bad faith or gross negligence in the performance of their duties. We have also agreed to indemnify, defend and protect our Adviser and its directors, officers, shareholders, members, agents, employees, controlling persons and any other person or entity affiliated with, or acting on behalf of, our Adviser with respect to all damages, liabilities, costs and expenses resulting from acts of our Adviser not arising out of negligence or misconduct in the performance of their duties. However, in accordance with Section 17(i) of the 1940 Act, neither the Adviser nor any of its affiliates, directors, officers, members, employees, agents or representatives may be protected against any liability to us or our investors to which it would otherwise be subject by reason of willful malfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of its office. In addition, the Investment Advisory Agreement provides that we will not indemnify the Adviser nor any of its affiliates, directors, officers, members, employees, agents or representatives for any loss suffered by for any liability or loss suffered by such party, nor will we provide that such party will be held harmless for any loss or liability we suffer, unless all of the following conditions are met: (i) we have determined in good faith that the conduct that caused the loss or liability was in the best interests of the Company; (ii) we have determined in good faith that such party was acting on behalf of or performing services for the Company; (iii) we have determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that such part is the Adviser or an affiliate of the Adviser or (B) gross negligence or willful misconduct, in the case that such party is a director of the Company who is not also an officer of the Company or the Adviser or an affiliate of the Adviser; and (iv) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders. In addition, such party will not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to such party; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such party; or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnified Party and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which shares of our stock were offered or sold as to indemnification for violations of securities laws. These protections may lead our Adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account.

There are risks associated with any potential merger with or purchase of assets of another fund.

The Adviser may in the future recommend to the Board that we merge with or acquire all or substantially all of the assets of one or more funds including a fund that could be managed by the Adviser and its affiliates (including another BDC). We do not expect that the Adviser would recommend any such merger or asset purchase unless it determines that it would be in our best interests, with such determination dependent on factors it deems relevant, which may include our historical and projected financial performance and any that of any proposed merger partner, portfolio composition, potential synergies from the merger or asset sale, available alternative options and market conditions. In addition, no such merger or asset purchase would be consummated absent the meeting of various conditions required by applicable law or contract, at such time, which may include approval of the board of directors and common equity holders of both funds. If the Adviser is the investment adviser of both funds, various conflicts of interest would exist with respect to any such transaction. Such conflicts of interest may potentially arise from, among other things, differences between the compensation payable to the Adviser by us and by the entity resulting from such a merger or asset purchase or efficiencies or other benefits to the Adviser as a result of managing a single, larger fund instead of two separate funds.

The Adviser’s failure to comply with pay-to-play laws, regulations and policies could have an adverse effect on the Adviser, and thus, us.

A number of U.S. states and municipal pension plans have adopted so-called “pay-to-play” laws, regulations or policies which prohibit, restrict or require disclosure of payments to (and/or certain contacts with) state officials by individuals and entities seeking to do business with state entities, including those seeking investments by public retirement funds. The SEC has adopted a rule that, among other things, prohibits an investment adviser from providing advisory services for compensation to a government client for two years after the adviser or certain of its executives or employees makes a contribution to certain elected officials or candidates. If the Adviser, any of its employees or affiliates or any service provider acting on its behalf, fails to comply with such laws, regulations or policies, such non-compliance could have an adverse effect on the Adviser, and thus, us.

Our Adviser’s net worth is not available to satisfy our liabilities and other obligations.

The North American Securities Administrators Association (“NASAA”), in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time, requires that our affiliates and Adviser, or our Sponsor under the Omnibus Guidelines, have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of 5.0% of the first $20 million of both the gross amount of securities currently being offered in our offering and the gross amount of any originally issued direct participation program securities sold by our affiliates and sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our Adviser and its affiliates have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines. However, no portion of such net worth will be available to us to satisfy any of our liabilities or other obligations. The use of our own funds to satisfy such liabilities or other obligations could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

As a BDC, the 1940 Act prohibits us from acquiring any assets other than certain qualifying assets unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions, including a greater required asset coverage ratio and additional restrictions on transactions with affiliates, and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and RIC affect our ability to raise capital and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth. As a BDC, the necessity of raising additional capital may expose us to risks, including risks associated with leverage.

As a result of the Annual Distribution Requirement to qualify for tax treatment as a RIC, we may need to access the capital markets periodically to raise cash to fund new investments in portfolio companies. Currently, we may issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such that the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred stock, if any, equals at least 150% after such incurrence or issuance. If we issue senior securities, we will be exposed to risks associated with leverage, including an increased risk of loss. Our ability to issue different types of securities is also limited. Compliance with RIC distribution requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. Therefore, we intend to seek to continuously issue equity securities, which may lead to shareholder dilution.

We may borrow to fund investments. If the value of our assets declines, we may be unable to satisfy the asset coverage test under the 1940 Act, which would prohibit us from paying distributions and could prevent us from qualifying for tax treatment as a RIC, which would generally result in a corporate-level U.S. federal tax on any income and net gains. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

In addition, we anticipate that as market conditions permit, we may securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who would be expected to be willing to accept a substantially lower interest rate than the loans earn. We would retain all or a portion of the equity in the securitized pool of loans. Our retained equity would be exposed to any losses on the portfolio of loans before any of the debt securities would be exposed to such losses.

Risks Related to Our Investments

Our investments in portfolio companies may be risky, and we could lose all or part of our investments.

Our strategy focuses primarily on originating and making loans to, and making debt and equity investments in, U.S. middle-market companies, with a focus on originated transactions sourced through the networks of our Adviser. Short transaction closing timeframes associated with originated transactions coupled with added tax or accounting structuring complexity and international transactions may result in higher risk in comparison to non-originated transactions.

First-Lien Debt.    When we make a first-lien loan, we generally take a security interest in the available assets of the portfolio company, including the equity interests of its subsidiaries, which we expect to help mitigate the risk that we will not be repaid. However, there is a risk that the collateral securing our loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise, and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. In some circumstances, our lien is, or could become, subordinated to claims of other creditors. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we need to enforce our remedies.

Unitranche Loans — In addition, in connection with any unitranche loans (including “last out” portions of such loans) in which we may invest, we would enter into agreements among lenders. Under these agreements, our interest in the collateral of the first-lien loans may rank junior to those of other lenders in the loan under certain circumstances. This may result in greater risk and loss of principal on these loans.

Second-Lien and Mezzanine Debt.    Our investments in second-lien and mezzanine debt generally are subordinated to senior loans and will either have junior security interests or be unsecured. As such, other creditors may rank senior to us in the event of insolvency. This may result in greater risk and loss of principal.

Equity Investments.    When we invest in first-lien debt, second-lien debt or mezzanine debt, we may acquire equity securities, such as warrants, options and convertible instruments, as well. In addition, we may invest directly in the equity securities of portfolio companies. We seek to dispose of these equity interests and realize gains upon our disposition of these interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Most debt securities in which we intend to invest will not be rated by any rating agency and, if they were rated, they would be rated as below investment grade quality. Debt securities rated below investment grade quality are generally regarded as having predominantly speculative characteristics and may carry a greater risk with respect to a borrower’s capacity to pay interest and repay principal. In addition, some of the loans in which we may invest may be “covenant-lite” loans, which means the loans contain fewer or no financial maintenance covenants or restrictions in comparison to loans that include financial maintenance covenants. Non-financials maintenance covenants can only be breached by an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, the Company may have fewer rights against a borrower when it invests in or has exposure to “covenant-lite” loans and, accordingly, may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

We may invest through joint ventures, partnerships or other special purpose vehicles and our investments through these vehicles may entail greater risks, or risks that we otherwise would not incur, if we otherwise made such investments directly.

We may make indirect investments in portfolio companies through joint ventures, partnerships or other special purpose vehicles (“Investment Vehicles”). In general, the risks associated with indirect investments in portfolio companies through a joint venture, partnership or other special purpose vehicle are similar to those associated with a direct investment in a portfolio company. While we intend to analyze the credit and business of a potential portfolio company in determining whether to make an investment in an Investment Vehicle, we will nonetheless be exposed to the creditworthiness of the Investment Vehicle. In the event of a bankruptcy proceeding against the portfolio company, the assets of the portfolio company may be used to satisfy its obligations prior to the satisfaction of our investment in the Investment Vehicle (i.e., our investment in the Investment Vehicle could be structurally subordinated to the other obligations of the portfolio company). In addition, if we are to invest in an Investment Vehicle, we may be required to rely on our partners in the Investment Vehicle when making decisions regarding such Investment Vehicle’s investments, accordingly, the value of the investment could be adversely affected if our interests diverge from those of our partners in the Investment Vehicle.

If the assets securing the loans that we make decrease in value, then we may lack sufficient collateral to cover losses.

To attempt to mitigate credit risks, we intend to take a security interest in the available assets of our portfolio companies. There is no assurance that we will obtain sufficient collateral to cover losses.

There is a risk that the collateral securing our loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of a portfolio company to raise additional capital. In some circumstances, our lien could be subordinated to claims of other creditors. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or that we will be able to collect on the loan should we be forced to enforce our remedies.

We may suffer a loss if a portfolio company defaults on a loan and the underlying collateral is not sufficient.

In the event of a default by a portfolio company on a secured loan, we will only have recourse to the assets collateralizing the loan. If the underlying collateral value is less than the loan amount, we will suffer a loss. In addition, we may make loans that are unsecured, which are subject to the risk that other lenders may be directly secured by the assets of the portfolio company. In the event of a default, those collateralized lenders would have priority over us with respect to the proceeds of a sale of the underlying assets. In cases described above, we may lack control over the underlying asset collateralizing our loan or the underlying assets of the portfolio company prior to a default, and as a result the value of the collateral may be reduced by acts or omissions by owners or managers of the assets.

In the event of bankruptcy of a portfolio company, we may not have full recourse to its assets in order to satisfy our loan, or our loan may be subject to “equitable subordination.” This means that depending on the facts and circumstances, including the extent to which we actually provided significant “managerial assistance,” if any, to that portfolio company, a bankruptcy court might re-characterize our debt holding and subordinate all or a portion of our claim to that of other creditors. In addition, certain of our loans are subordinate to other debt of the portfolio company. If a portfolio company defaults on our loan or on debt senior to our loan, or in the event of a portfolio company bankruptcy, our loan will be satisfied only after the senior debt receives payment. Where debt senior to our loan exists, the presence of inter-creditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through “standstill” periods) and control decisions made in bankruptcy proceedings relating to the portfolio company. Bankruptcy and portfolio company litigation can significantly increase collection losses and the time needed for us to acquire the underlying collateral in the event of a default, during which time the collateral may decline in value, causing us to suffer losses.

If the value of collateral underlying our loan declines or interest rates increase during the term of our loan, a portfolio company may not be able to obtain the necessary funds to repay our loan at maturity through refinancing. Decreasing collateral value and/or increasing interest rates may hinder a portfolio company’s ability to refinance our loan because the underlying collateral cannot satisfy the debt service coverage requirements necessary to obtain new financing. If a borrower is unable to repay our loan at maturity, we could suffer a loss which may adversely impact our financial performance.

The credit ratings of certain of our investments may not be indicative of the actual credit risk of such rated instruments.

Rating agencies rate debt securities based upon their assessment of the likelihood of the receipt of principal and interest payments. Rating agencies do not consider the risks of fluctuations in market value or other factors that may influence the value of debt securities. Therefore, the credit rating assigned to a particular instrument may not fully reflect the true risks of an investment in such instrument. Credit rating agencies may change their methods of evaluating credit risk and determining ratings. These changes may occur quickly and often. While we may give some consideration to ratings, ratings may not be indicative of the actual credit risk of our investments in rated instruments.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity. This risk will be more acute when interest rates decrease, as we may be unable to reinvest at rates as favorable as when we made our initial investment.

A redemption of convertible securities held by us could have an adverse effect on our ability to achieve our investment objective.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by us is called for redemption, we will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on our ability to achieve our investment objective.

To the extent original issue discount (OID) and payment-in-kind (PIK) interest income constitute a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income.

Our investments may include OID and PIK instruments. To the extent OID and PIK constitute a portion of our income, we will be exposed to risks associated with such income being required to be included in income for financial reporting purposes in accordance with U.S. GAAP and taxable income prior to receipt of cash, including the following:

•	Original issue discount instruments may have unreliable valuations because the accruals require judgments about collectability or deferred payments and the value of any associated collateral;

•

Original issue discount instruments may create heightened credit risks because the inducement to the borrower to accept higher interest rates in exchange for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower;

•

For U.S. GAAP purposes, cash distributions to shareholders that include a component of OID income do not come from paid-in capital, although they may be paid from the sources other than cash flows from operations. Thus, although a distribution of OID income may come from the cash invested by the shareholders, the 1940 Act does not require that shareholders be given notice of this fact;

•

The presence of OID and PIK creates the risk of non-refundable cash payments to our Adviser in the form of incentive fees on income based on non-cash OID and PIK accruals that may never be realized; and

•

In the case of PIK, “toggle” debt, which gives the issuer the option to defer an interest payment in exchange for an increased interest rate in the future, the PIK election has the simultaneous effect of increasing the investment income, thus increasing the potential for realizing incentive fees.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

Our strategy focuses on investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Adviser. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, any holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company and our portfolio company may not have sufficient assets to pay all equally ranking credit even if we hold senior, first-lien debt.

If we cannot obtain debt financing or equity capital on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of our shares will be used for our investment opportunities, and, if necessary, the payment of operating expenses and the payment of various fees and expenses such as management fees, incentive, other fees and distributions. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require additional debt financing or equity capital to operate. Pursuant to tax rules that will apply to us when we elect to be treated as a RIC, we will be required to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our shareholders to maintain our RIC tax treatment. Accordingly, in the event that we need additional capital in the future for investments or for any other reason we may need to access the capital markets periodically to issue debt or equity securities or borrow from financial institutions in order to obtain such additional capital. These sources of funding may not be available to us due to unfavorable economic conditions, which could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. Consequently, if we cannot obtain further debt or equity financing on acceptable terms, our ability to acquire additional investments and to expand our operations will be adversely affected. As a result, we would be less able to achieve portfolio diversification and our investment objective, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

Defaults by our portfolio companies could jeopardize a portfolio company’s ability to meet its obligations under the debt or equity investments that we hold, which could harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its debt financing and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity investments that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, some of the loans in which we may invest may be “covenant-lite” loans, which means the loans contain fewer or no financial maintenance covenants or restrictions in comparison to loans that include financial maintenance covenants. Non-financial maintenance covenants can only be breached by an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, the Company may have fewer rights against a borrower when it invests in or has exposure to “covenant-lite” loans and, accordingly, may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

As part of our lending activities, we may in certain opportunistic circumstances originate loans to companies that are experiencing significant financial or business difficulties, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Any such investment would involve a substantial degree of risk. In any reorganization or liquidation proceeding relating to a company that we fund, we may lose all or part of the amounts advanced to the borrower or may be required to accept collateral with a value less than the amount of the loan advanced by us to the borrower.

Subordinated liens on collateral securing debt investments that we may make to portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt investments that we will make in portfolio companies will be secured on a second priority lien basis by the same collateral securing senior debt of such companies. We also make debt investments in portfolio companies secured on a first priority basis. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the debt. In the event of a default, the holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the first priority or second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the first priority or second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the portfolio company’s remaining assets, if any.

We may also make unsecured debt investments in portfolio companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on any such portfolio company’s collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the debt investments we make in our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more inter-creditor agreements that we enter into with the holders of senior debt. Under such an inter-creditor agreement, at any time obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

Certain of our investments may be adversely affected by laws relating to fraudulent conveyance or voidable preferences.

Certain of our investments could be subject to federal bankruptcy law and state fraudulent transfer laws, which vary from state to state, if the debt obligations relating to certain investments were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such debt obligations. If the debt proceeds are used for a buyout of shareholders, this risk is greater than if the debt proceeds are used for day-to-day operations or organic growth. If a court were to find that the issuance of the debt obligations was a fraudulent transfer or conveyance, the court could void or otherwise refuse to recognize the payment obligations under the debt obligations or the collateral supporting such obligations, further subordinate the debt obligations or the liens supporting such obligations to other existing and future indebtedness of the issuer or require us to repay any amounts received by us with respect to the debt obligations or collateral. In the event of a finding that a fraudulent transfer or conveyance occurred, we may not receive any repayment on such debt obligations.

Under certain circumstances, payments to us and distributions by us to our shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, investments in restructurings may be adversely affected by statutes relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and the court’s discretionary power to disallow, subordinate or disenfranchise particular claims or re-characterize investments made in the form of debt as equity contributions.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Although we intend to structure certain of our investments as senior debt, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we provided managerial assistance to that portfolio company or a representative of us or our Adviser sat on the board of directors of such portfolio company, a bankruptcy court might re-characterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors.

In addition, a number of U.S. judicial decisions have upheld judgments obtained by borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of our investments in portfolio companies (including that, as a BDC, we may be required to provide managerial assistance to those portfolio companies if they so request upon our offer), we may be subject to allegations of lender liability.

We generally will not control the business operations of our portfolio companies and, due to the illiquid nature of our holdings in our portfolio companies, we may not be able to dispose of our interests in our portfolio companies.

We do not currently, and do not expect in the future to control most of our portfolio companies, although we may have board representation or board observation rights, and our debt agreements may impose certain restrictive covenants on our borrowers. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as a debt investor. Due to the lack of liquidity for our investments in private companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at a favorable value. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We are, and will continue to be, exposed to risks associated with changes in interest rates.

Because we borrow money to make investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

A reduction in the interest rates on new investments relative to interest rates on current investments could have an adverse impact on our net investment income. However, an increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates and also could increase our interest expense, thereby decreasing our net income. Also, an increase in interest rates available to investors could make an investment in our common stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our common stock. Further, rising interest rates could also adversely affect our performance if such increases cause our borrowing costs to rise at a rate in excess of the rate that our investments yield.

Many of our debt investments are based on floating interest rates, such as LIBOR, the Euro Interbank Offered Rate (“EURIBOR”), the Federal Funds Rate or the Prime Rate, that reset on a periodic basis, and that many of our investments will be subject to interest rate floors. A reduction in the interest rates on new investments relative to interest rates on current investments could have an adverse impact on our net investment income, which also could be negatively impacted by our borrowers making prepayments on their loans. On the other hand, an increase in interest rates could increase the interest repayment obligations of our borrowers and result in challenges to their financial performance and ability to repay their obligations. In addition, our cost of funds likely will increase because the interest rates on the majority of amounts we may borrow are likely to be floating, which could reduce our net investment income to the extent any debt investments have fixed interest rates, and the interest rate on investments with an interest rate floor will not increase until interest rates exceed the applicable floor.

Trading prices for debt that pays a fixed rate of return tend to fall as interest rates rise. Trading prices tend to fluctuate more for fixed-rate securities that have longer maturities. Moreover, an increase in interest rates available to investors could make investment in our common stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our common stock. Federal Reserve policy, including with respect to certain interest rates and the decision to end its quantitative easing policy, may also adversely affect the value, volatility and liquidity of dividend- and interest-paying securities. Market volatility, rising interest rates and/or a return to unfavorable economic conditions could adversely affect our business.

We may enter into certain hedging transactions, such as interest rate swap agreements, in an effort to mitigate our exposure to adverse fluctuations in interest rates and we may increase our floating rate investments to position the portfolio for rate increases. However, we cannot assure you that such transactions will be successful in mitigating our exposure to interest rate risk or if we will enter into such interest rate hedges. Hedging transactions may also limit our ability to participate in the benefits of lower interest rates with respect to our portfolio investments.

We do not have a policy governing the maturities of our investments. This means that we are subject to greater risk (other things being equal) than a fund invested solely in shorter-term securities. A decline in the prices of the debt we own could adversely affect our net asset value. Also, an increase in interest rates available to investors could make an investment in our common stock less attractive if we are not able to increase our dividend rate.

In periods of rising interest rates, to the extent we borrow money subject to a floating interest rate, our cost of funds would increase, which could reduce our net investment income. Further, rising interest rates could also adversely affect our performance if we hold investments with floating interest rates, subject to specified minimum interest rates (such as a LIBOR floor), while at the same time engaging in borrowings subject to floating interest rates not subject to such minimums. In such a scenario, rising interest rates may increase our interest expense, even though our interest income from investments is not increasing in a corresponding manner as a result of such minimum interest rates.

If general interest rates rise, there is a risk that the portfolio companies in which we hold floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents with us. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, rising interest rates may increase pressure on us to provide fixed rate loans to our portfolio companies, which could adversely affect our net investment income, as increases in our cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.

To the extent that we make floating rate debt investments, a rise in the general level of interest rates would lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may result in an increase in the amount of the incentive fee payable to the Adviser.

International investments create additional risks.

We may make investments in portfolio companies that are domiciled outside of the United States. Our investments in foreign portfolio companies are deemed “non-qualifying assets,” which means that, as required by the 1940 Act, such investments, along with other investments in non-qualifying assets, may not constitute more than 30% of our total assets at the time of our acquisition of any such asset, after giving effect to the acquisition. Notwithstanding the limitation on our ownership of foreign portfolio companies, such investments subject us to many of the same risks as our domestic investments, as well as certain additional risks, including the following:

•

foreign governmental laws, rules and policies, including those relating to taxation and bankruptcy and restricting the ownership of assets in the foreign country or the repatriation of profits from the foreign country to the United States and any adverse changes in these laws;

•	foreign currency devaluations that reduce the value of and returns on our foreign investments;

•	adverse changes in the availability, cost and terms of investments due to the varying economic policies of a foreign country in which we may invest;

•	adverse changes in tax rates, the tax treatment of transaction structures and other changes in operating expenses of a particular foreign country in which we may invest;

•

the assessment of foreign-country taxes (including withholding taxes, transfer taxes and value added taxes, any or all of which could be significant) on income or gains from our investments in the foreign country;

•	changes that adversely affect the social, political and/or economic stability of a foreign country in which we may invest;

•	high inflation in the foreign countries in which we may invest, which could increase the costs to us of investing in those countries;

•

deflationary periods in the foreign countries in which we may invest, which could reduce demand for our assets in those countries and diminish the value of such investments and the related investment returns to us; and

•	legal and logistical barriers in the foreign countries in which we may invest that materially and adversely limit our ability to enforce our contractual rights with respect to those investments.

In addition, we may make investments in countries whose governments or economies may prove unstable. Certain of the countries in which we may invest may have political, economic and legal systems that are unpredictable, unreliable or otherwise inadequate with respect to the implementation, interpretation and enforcement of laws protecting asset ownership and economic interests. In some of the countries in which we may invest, there may be a risk of nationalization, expropriation or confiscatory taxation, which may have an adverse effect on our portfolio companies in those countries and the rates of return that we are able to achieve on such investments. We may also lose the total value of any investment which is nationalized, expropriated or confiscated. The financial results and investment opportunities available to us, particularly in developing countries and emerging markets, may be materially and adversely affected by any or all of these political, economic and legal risks.

We may acquire various structured financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce the cash available to service our debt or for distribution to our shareholders.

We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using structured financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. Use of structured financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to service our debt or pay distributions to our shareholders.

We expose ourselves to risks when we engage in hedging transactions.

We may in the future enter into hedging transactions, which may expose us to risks associated with such transactions. We may seek to utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates and the relative value of certain debt securities from changes in market interest rates. Use of these hedging instruments may include counter-party credit risk. To the extent we have non-U.S. investments, particularly investments denominated in non-U.S. currencies, our hedging costs will increase.

Hedging against a decline in the values of our portfolio positions would not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions were to decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions were to increase. It also may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

The success of our hedging strategy will depend on our ability to correctly identify appropriate exposures for hedging. However, unanticipated changes in currency exchange rates or other exposures that we might hedge may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary, as may the time period in which the hedge is effective relative to the time period of the related exposure.

For a variety of reasons, we may not seek to (or be able to) establish a perfect correlation between such hedging instruments and the positions being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations. Income derived from hedging transactions also is not eligible to be distributed to non-U.S. stockholders free from withholding taxes. Changes to the regulations applicable to the financial instruments we use to accomplish our hedging strategy could affect the effectiveness of that strategy. See “— The market structure applicable to derivatives imposed by the Dodd-Frank Act, the CFTC and SEC may affect our ability to use over-the-counter derivatives for hedging purposes” and “— We are, and will continue to be, exposed to risks associated with changes in interest rates.”

The market structure applicable to derivatives imposed by the Dodd-Frank Act, the CFTC and SEC may affect our ability to use over-the-counter derivatives for hedging purposes.

The Dodd-Frank Act and the U.S. Commodity Futures Trading Commission (“CFTC”) enacted and SEC has issued rules to implement, both broad new regulatory requirements and broad new structural requirements applicable to over-the-counter (“OTC”) derivatives markets and, to a lesser extent, listed commodity futures (and futures options) markets. Similar changes are in the process of being implemented in other major financial markets.

The CFTC and the SEC have issued final rules establishing that certain swap transactions are subject to CFTC regulation. Engaging in such swap or other commodity interest transactions such as futures contracts or options on futures contracts may cause us to fall within the definition of “commodity pool” under the Commodity Exchange Act and related CFTC regulations. The Adviser has claimed relief from CFTC registration and regulation as a commodity pool operator with respect to our operations, with the result that we are limited in our ability to use futures contracts or options on futures contracts or engage in swap transactions. Specifically, we are subject to strict limitations on using such derivatives other than for hedging purposes, whereby the use of derivatives not used solely for hedging purposes is generally limited to situations where (i) the aggregate initial margin and premiums required to establish such positions does not exceed five percent of the liquidation value of our portfolio, after taking into account unrealized profits and unrealized losses on any such contracts we have entered into; or (ii) the aggregate net notional value of such derivatives does not exceed 100% of the liquidation value of our portfolio.

The Dodd-Frank Act also imposed requirements relating to real-time public and regulatory reporting of OTC derivative transactions, enhanced documentation requirements, position limits on an expanded array of derivatives, and recordkeeping requirements. Taken as a whole, these changes could significantly increase the cost of using uncleared OTC derivatives to hedge risks, including interest rate and foreign exchange risk; reduce the level of exposure we are able to obtain for risk management purposes through OTC derivatives (including as the result of the CFTC imposing position limits on additional products); reduce the amounts available to us to make non-derivatives investments; impair liquidity in certain OTC derivatives; and adversely affect the quality of execution pricing obtained by us, all of which could adversely impact our investment returns.

Our ability to enter into transactions involving derivatives and financial commitment transactions may be limited.

In November 2020, the SEC adopted a rulemaking regarding the ability of a BDC (or a registered investment company) to use derivatives and other transactions that create future payment or delivery obligations. Under the newly adopted rules, BDCs that use derivatives will be subject to a value-at-risk leverage limit, a derivatives risk management program and testing requirements and requirements related to board reporting. These new requirements will apply unless the BDC qualifies as a “limited derivatives user,” as defined under the adopted rules. Under the new rule, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. Collectively, these requirements may limit our ability to use derivatives and/or enter into certain other financial contracts.

We may enter into total return swaps that would expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

A total return swap is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the total return swap, which may include a specified security or loan, basket of securities or loans or securities or loan indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A total return swap is typically used to obtain exposure to a security, loan or market without owning or taking physical custody of such security or loan or investing directly in such market. A total return swap may effectively add leverage to our portfolio because, in addition to our total net assets, we would be subject to investment exposure on the amount of securities or loans subject to the total return swap. A total return swap is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In addition, because a total return swap is a form of synthetic leverage, such arrangements are subject to risks similar to those associated with the use of leverage.

Our portfolio may be focused on a limited number of portfolio companies or industries, which will subject us to a risk of significant loss if any of these companies defaults on its obligations under any of its debt instruments or if there is a downturn in a particular industry.

Beyond the asset diversification requirements associated with our qualification as a RIC for U.S. federal income tax purposes, we do not have fixed guidelines for diversification. While we are not targeting any specific industries, our investments may be focused on relatively few industries. As a result, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. Additionally, a downturn in any particular industry in which we are invested could significantly affect our aggregate returns.

We may be subject to risks associated with our investments in the software industry.

Portfolio companies in the software industry are subject to a number of risks. The revenue, income (or losses) and valuations of software and other technology-related companies can and often do fluctuate suddenly and dramatically. In addition, because of rapid technological change, the average selling prices of software products have historically decreased over their productive lives. As a result, the average selling prices of software offered by our portfolio companies may decrease over time, which could adversely affect their operating results and, correspondingly, the value of any securities that we may hold. Additionally, companies operating in the software industry are subject to vigorous competition, changing technology, changing client and end-consumer needs, evolving industry standards and frequent introductions of new products and services. Our portfolio companies in the software industry may compete with other companies that operate in the global, regional and local software industries, and those competitors may be engaged in a greater range of businesses, have a larger installed base of customers for their existing products and services or have greater financial, technical, sales or other resources than our portfolio companies do. Our portfolio companies may lose market share if their competitors introduce or acquire new products that compete with their software and related services or add new features to their products. Any of this could, in turn, materially adversely affect our business, financial condition and results of operations.

We cannot guarantee that we will be able to obtain various required licenses in U.S. states or in any other jurisdiction where they may be required in the future.

We are required to have and may be required in the future to obtain various state licenses to, among other things, originate commercial loans, and may be required to obtain similar licenses from other authorities, including outside of the United States, in the future in connection with one or more investments. Applying for and obtaining required licenses can be costly and take several months. We cannot assure you that we will maintain or obtain all of the licenses that we need on a timely basis. We also are and will be subject to various information and other requirements to maintain and obtain these licenses, and we cannot assure you that we will satisfy those requirements. Our failure to maintain or obtain licenses that we require, now or in the future, might restrict investment options and have other adverse consequences.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

We invest primarily in privately held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies including that they:

•	have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress;

•

may have limited financial resources and may be unable to meet their obligations under their debt obligations that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees we may have obtained in connection with our investment;

•

may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

•

are more likely to depend on the management talents and efforts of a small group of persons and, therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company and, in turn, on us; and

•

generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position.

In addition, investments in private companies tend to be less liquid. The securities of private companies are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. These over-the-counter secondary markets may be inactive during an economic downturn or a credit crisis and in any event often have lower volumes than publicly traded securities even in normal market conditions. In addition, the securities in these companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. If there is no readily available market for these investments, we are required to carry these investments at fair value as determined by our Board. As a result, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we, our Adviser or any of its affiliates have material nonpublic information regarding such portfolio company or where the sale would be an impermissible joint transaction under the 1940 Act. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

Finally, little public information generally exists about private companies and these companies may not have third-party credit ratings or audited financial statements. We must therefore rely on the ability of our Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies, and to monitor the activities and performance of these investments. To the extent that we (or other clients of the Adviser) may hold a larger number of investments, greater demands will be placed on the Adviser’s time, resources and personnel in monitoring such investments, which may result in less attention being paid to any individual investment and greater risk that our investment decisions may not be fully informed. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

Certain investment analyses and decisions by the Adviser may be required to be undertaken on an expedited basis.

Investment analyses and decisions by the Adviser may be required to be undertaken on an expedited basis to take advantage of certain investment opportunities. While we generally will not seek to make an investment until the Adviser has conducted sufficient due diligence to make a determination as to the acceptability of the credit quality of the investment and the underlying issuer, in such cases, the information available to the Adviser at the time of making an investment decision may be limited. Therefore, no assurance can be given that the Adviser will have knowledge of all circumstances that may adversely affect an investment. In addition, the Adviser may rely upon independent consultants in connection with its evaluation of proposed investments. No assurance can be given as to the accuracy or completeness of the information provided by such independent consultants and we may incur liability as a result of such consultants’ actions, many of whom we will have limited recourse against in the event of any such inaccuracies.

We may not have the funds or ability to make additional investments in our portfolio companies.

After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant or other right to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Even if we do have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our level of risk, we prefer other opportunities, we are limited in our ability to do so by compliance with BDC requirements or in order to maintain our tax treatment as a RIC. Our ability to make follow-on investments may also be limited by our Adviser’s allocation policies. Any decision not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful investment or may reduce the expected return to us on the investment.

Because we have received the approval of our sole shareholder, we will be subject to 150% Asset Coverage.

Certain provisions of the 1940 Act allow a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. The reduced asset coverage requirement would permit a BDC to double the amount of leverage it can incur. For example, under a 150% asset coverage ratio the Company may borrow $2 for investment purposes of every $1 of investor equity whereas under a 200% asset coverage ratio the Company may borrow only $1 for investment purposes for every $1 of investor equity. Because the Adviser, as our sole shareholder, has approved this proposal, the reduced asset coverage ratio is currently effective.

Leverage magnifies the potential for loss on investments in our indebtedness and on invested equity capital. As we may use leverage to partially finance our investments, you will experience increased risks of investing in our securities. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged our business. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to pay common stock dividends, scheduled debt payments or other payments related to our securities. Leverage is generally considered a speculative investment technique. See “Risk Factors — Risks Related to Our Business — To the extent that we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available to service our debt or for distribution to our shareholders, and result in losses.”

Risks Related to an Investment in Our Common Stock

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares of our common stock than anticipated if our Board determines to increase the offering price to a price that we believe reflects the net asset value per share of the Class S, Class D and Class I shares in accordance with our share pricing policy.

Class S, Class D and Class I shares are currently being offered at prices per shares of $9.65, $9.46, and $9.32, respectively, as of November 1, 2021. The Class S, Class D and Class I shares may, to the extent permitted or required under the rules and regulations of the SEC, be sold at prices necessary to ensure that shares are not sold at prices per share, after deducting the applicable Upfront Sales Load, that are below our net asset value per share for such class, if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement or (ii) increases to an amount that is greater than the net proceeds per share as stated herein.

In accordance with the Company’s share pricing policy, we will modify our public offering price to the extent necessary to comply with the requirements of the 1940 Act, including the requirement that we not sell our shares at a net offering price below our net asset value per share unless we obtain the requisite approval from our shareholders.

As a result, your purchase price may be higher than the prior subscription closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior subscription closing price.

If we are unable to raise substantial funds in our ongoing, continuous “best efforts” offering, we may be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

Our continuous offering is being made on a best efforts basis, whereby our Dealer Manager and participating broker-dealers are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of our shares. To the extent that less than the maximum number of shares is subscribed for, the opportunity for diversification of our investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

Our shares are not listed, and we do not intend to list our shares, on an exchange, nor are our shares quoted through a quotation system. Therefore, our shareholders will have limited liquidity and may not receive a full return of invested capital (including front-end commissions, fees and expenses), upon selling their shares or upon liquidation of our company.

Our shares are illiquid investments for which there is not a secondary market nor is it expected that any such secondary market will develop in the future. We do not intend to complete a liquidity event within any specific time period, if at all. A liquidity event could include a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a listed company, or a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. A liquidity event also may include a sale, merger or rollover transaction with one or more affiliated investment companies managed by our Adviser with either an internal or external management structure. We do not intend to list our shares on a national securities exchange. Upon the occurrence of a liquidity event, if any, all Class S and Class D shares will automatically convert into Class I shares and the ongoing servicing fee will terminate.

We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining whether to pursue a liquidity event in the future. Also, since a portion of the public offering price from the sale of shares in this offering will be used to pay offering expenses and recurring expenses, the full offering price paid by our shareholders will not be invested in portfolio companies. As a result, even if we do complete a liquidity event, you may not receive a return of all of your invested capital. If we do not complete a liquidity event, liquidity for your shares will be limited to participation in our share repurchase program, which may not be for a sufficient number of shares to meet your request and which we have no obligation to maintain. In addition, any shares repurchased pursuant to our share repurchase program may be purchased at a price which may reflect a discount from the purchase price shareholders paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of the share repurchase program.

Because investors who participate in our distribution reinvestment plan will receive additional shares of our common stock in lieu of cash distributions, their exposure to the foregoing risks will be increased compared to their exposure if they had elected to receive cash distributions.

Because the Dealer Manager is an affiliate of the Adviser, you will not have the benefit of an independent review of this prospectus customarily performed in underwritten offerings.

The Dealer Manager is an affiliate of the Adviser and will not make an independent review of us or the offering. Accordingly, you will have to rely on your own broker-dealer to make an independent review of the terms of this offering. If your broker-dealer does not conduct such a review, you will not have the benefit of an independent review of the terms of this offering. Further, the due diligence investigation of us by the Dealer Manager cannot be considered to be an independent review and, therefore, may not be as meaningful as a review conducted by an unaffiliated broker-dealer or investment banker. You will not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in an underwritten public securities offering. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, you will not have an independent review of our performance and the value of our common stock relative to publicly traded companies.

Our Dealer Manager in our continuous offering may be unable to sell a sufficient number of shares of common stock for us to achieve our investment objective. Our ability to conduct our continuous offering successfully is dependent, in part, on the ability of our Dealer Manager to successfully establish, operate and maintain relationships with a network of broker-dealers.

The success of our continuous public offering, and correspondingly our ability to implement our business strategy, is dependent upon the ability of our Dealer Manager to establish and maintain relationships with a network of licensed securities broker-dealers and other agents to sell our shares. If our Dealer Manager fails to perform, we may not be able to raise adequate proceeds through our public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

Purchases of shares of our common stock by persons affiliated with us or our Adviser should not influence investment decisions of independent, unaffiliated investors. Our officers, directors, and Adviser will determine when we satisfy the minimum offering amount for our offering.

We intend to satisfy the minimum offering requirement through purchases of shares of our common stock in a private placement transaction outside of our offering by an affiliate of our Adviser. As a result, an affiliate of our Adviser will determine when we reach the minimum offering requirement. Except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of shares that may be sold to our officers, directors, and Adviser, its affiliates and/or immediate family members. There is no assurance, however, that we will be successful in raising additional funds in our offering. If we are unsuccessful in raising additional funds, we may be unable to diversify our portfolio, and our operating expenses as a percentage of our gross offering proceeds will be higher.

We intend, but are not required, to offer to repurchase your shares on a quarterly basis. As a result you will have limited opportunities to sell your shares.

We may, from time to time, determine to repurchase a portion of the shares of our common stock, and if we do, we expect that only a limited number of shares will be eligible for repurchase. Repurchases of shares will be made at the current net offering price per share for the applicable class of shares on the date of such repurchase. As a result, the price at which we repurchase shares may be at a discount to the price at which you purchased shares of common stock in our offering. The share repurchase program, if implemented, will include numerous restrictions that limit your ability to sell your shares, and share repurchases may not be available each month. For example, to the extent we choose to repurchase shares in any particular quarter, we intend to limit the number of shares to be repurchased in each quarter to no more than 5.00% of our outstanding shares of common stock. Our Board reserves the right, in its sole discretion, to limit the number of shares to be repurchased for each class by applying the limitations on the number of shares to be repurchased on a per class basis. To the extent that the number of shares put to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-serve basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law. These limits may prevent us from accommodating all repurchase requests made in any month.

We will notify our shareholders of such developments: (i) in our quarterly reports or (ii) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, under the quarterly share repurchase program, if implemented, we will have discretion to not repurchase shares, to suspend the program, and to cease repurchases. Further, the program may have many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our shareholders, and, to the extent you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.

When we make repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price that you paid for our shares. As a result, to the extent you paid a price that includes the related Upfront Sales Load and to the extent you have the ability to sell your shares pursuant to our share repurchase program, the price at which you may sell shares, which will be the current net offering price per share for the relevant class in effect on each date of repurchase, may be lower than the amount you paid in connection with the purchase of shares in our offering.

We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

Delays in investing the net proceeds of our offering may impair our performance. We cannot assure you that we will be able to continue to identify investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

Before making investments, we will invest the net proceeds of our continuous public offering primarily in cash, cash-equivalents, U.S. government securities, repurchase agreements and/or other high-quality debt instruments maturing in one year or less from the time of investment. This will produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities and loans meeting our investment objective. As a result, any distributions that we pay while our portfolio is not fully invested may be lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective.

A shareholder’s interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

No class of our common stock grants shareholders preemptive rights to purchase any shares we issue in the future. Our charter authorizes us to issue up to 3 billion shares of common stock. Pursuant to our charter, a majority of our entire Board may amend our charter to increase the number of shares of any class of common stock we may issue without shareholder approval. Our board may elect to sell additional shares in the future or issue equity interests in private offerings. To the extent we issue additional equity interests at or below net asset value, your percentage ownership interest in us may be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price below net asset value per share, which may be a disadvantage as compared with certain public companies. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current net asset value of our common stock if our Board and independent directors determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, including a majority of those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board, closely approximates the fair value of such securities (less any distributing commission or discount). If we raise additional funds by issuing common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our shareholders at that time will decrease and you will experience dilution.

Certain provisions of our charter and actions of our Board could deter takeover attempts and have an adverse impact on the value of shares of our common stock.

Our charter, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Our Board is divided into three classes of directors serving staggered three-year terms, which could prevent shareholders from removing a majority of directors in any given election. Our Board may, without shareholder action, authorize the issuance of shares in one or more classes or series, including shares of preferred stock; and our Board may, without shareholder action, amend our charter to increase the number of shares of our common stock, of any class or series, that we will have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of shares of our common stock the opportunity to realize a premium over the value of shares of our common stock.

Investing in our securities involves a high degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options, including volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.

The net asset value of our common stock may fluctuate significantly.

The net asset value and liquidity, if any, of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

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changes in the value of our portfolio of investments and derivative instruments as a result of changes in market factors, such as interest rate shifts, and also portfolio specific performance, such as portfolio company defaults, among other reasons;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

•	loss of RIC tax treatment or BDC status;

•	distributions that exceed our net investment income and net income as reported according to U.S. GAAP;

•	changes in earnings or variations in operating results;

•	changes in accounting guidelines governing valuation of our investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors;

•	departure of our Adviser or certain of its key personnel;

•	general economic trends and other external factors;

•	loss of a major funding source; and

•	the length and duration of the COVID-19 outbreak in the U.S. as well as worldwide and the magnitude of the economic impact of that outbreak.

The amount of any distributions we may make is uncertain. We may pay distributions from sources other than cash flows from operations, including the sale of assets, borrowings or return of capital to the extent our cash flows from operations, net investment income or earnings are not sufficient to fund declared distributions.

We may fund distributions from the uninvested proceeds of an offering, borrowings and expense reimbursements from our Adviser, which are subject to recoupment. We have not established limits on the amount of funds we may use from such proceeds or borrowings or expense reimbursements to make any such distributions. We may pay distributions from the sale of assets to the extent distributions exceed our earnings or cash flows from operations. Distributions from sources other than cash flows from operations could reduce the amount of capital we ultimately invest in our investment portfolio.

Our distributions to shareholders may be funded from expense reimbursements or waivers of investment advisory fees that are subject to repayment pursuant to our Expense Support Agreement.

Substantial portions of our distributions may be funded through the reimbursement of certain expenses by our Adviser and its affiliates, including through the waiver of certain investment advisory fees by our Adviser. Any such distributions funded through expense reimbursements or waivers of advisory fees will not be based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser and its affiliates continue to make such reimbursements or waivers of such fees. Our future repayments of amounts reimbursed or waived by our Adviser or its affiliates will reduce the distributions that shareholders would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to be able to pay distributions at a specific rate or at all. Our Adviser and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods.

The amount of any distributions we may make on our common stock is uncertain. We may not be able to pay you distributions, or be able to sustain distributions at any particular level, and our distributions per share, if any, may not grow over time, and our distributions per share may be reduced. We have not established any limits on the extent to which we may use borrowings, if any, and we may use sources other than cash flows from operations to fund distributions (which may reduce the amount of capital we ultimately invest in portfolio companies).

Subject to our Board’s discretion and applicable legal restrictions, we intend to authorize and declare cash distributions on a monthly or quarterly basis and pay such distributions on a monthly basis. We expect to pay distributions out of assets legally available for distribution. However, we cannot assure you that we will achieve investment results that will allow us to make a consistent targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of the risks described herein. Further, the per share amount of distributions on Class S, Class D and Class I shares may differ because of different allocations of class-specific expenses. For example, distributions on Class S and Class D shares will be lower than on Class I shares because Class S and Class D shares are subject to different ongoing servicing fees.

In addition, the inability to satisfy the asset coverage test applicable to us as a BDC under the 1940 Act can limit our ability to pay distributions. Distributions from sources other than cash flows from operations also could reduce the amount of capital we ultimately invest in debt or equity securities of portfolio companies. We cannot assure you that we will pay distributions to our shareholders in the future.

Shareholders will experience dilution in their ownership percentage if they do not participate in our distribution reinvestment plan.

We have adopted a distribution reinvestment plan whereby shareholders (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Oklahoma, Oregon, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of the same class of our common stock to which the distribution relates unless they elect to receive their distributions in cash. See “Distribution Reinvestment Plan.” Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Oklahoma, Oregon, Vermont and Washington investors, and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan, will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of our common stock. As a result, shareholders that do not elect to participate in our distribution reinvestment plan will experience dilution over time.

Preferred stock could be issued with rights and preferences that would adversely affect holders of our common stock.

Under the terms of our charter, our Board is authorized to issue shares of preferred stock in one or more series without shareholder approval, which could potentially adversely affect the interests of existing shareholders. In particular, holders of preferred stock are required to have certain voting rights when there are unpaid dividends and priority over other classes of securities as to distribution of assets or payment of dividends.

If we issue preferred stock, debt securities or convertible debt securities, the net asset value of our common stock may become more volatile.

We cannot assure you that the issuance of preferred stock and/or debt securities would result in a higher yield or return to the holders of our common stock. The issuance of preferred stock, debt securities or convertible debt would likely cause the net asset value of our common stock to become more volatile. If the distribution rate on the preferred stock, or the interest rate on the debt securities, were to approach the net rate of return on our investment portfolio, the benefit of such leverage to the holders of our common stock would be reduced. If the distribution rate on the preferred stock, or the interest rate on the debt securities, were to exceed the net rate of return on our portfolio, the use of leverage would result in a lower rate of return to the holders of common stock than if we had not issued the preferred stock or debt securities. Any decline in the net asset value of our investment would be borne entirely by the holders of our common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of our common stock than if we were not leveraged through the issuance of preferred stock or debt securities. This decline in net asset value would also tend to cause a greater decline in the market price, if any, for our common stock.

There is also a risk that, in the event of a sharp decline in the value of our net assets, we would be in danger of failing to maintain required asset coverage ratios, which may be required by the preferred stock, debt securities or convertible debt, or our current investment income might not be sufficient to meet the dividend requirements on the preferred stock or the interest payments on the debt securities. In order to counteract such an event, we might need to liquidate investments in order to fund the redemption of some or all of the preferred stock, debt securities or convertible debt. In addition, we would pay (and the holders of our common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, debt securities, convertible debt or any combination of these securities. Holders of preferred stock, debt securities or convertible debt may have different interests than holders of common stock and may at times have disproportionate influence over our affairs.

Holders of any preferred stock that we may issue will have the right to elect certain members of our Board and have class voting rights on certain matters.

The 1940 Act requires that holders of shares of preferred stock must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two years or more, until such arrearage is eliminated. In addition, certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock, including changes in fundamental investment restrictions and conversion to open-end status and, accordingly, preferred shareholders could veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies, might impair our ability to maintain our tax treatment as a RIC for U.S. federal income tax purposes. Our board of directors has passed a resolution that no preferred stock will be issued that has voting rights that will limit or subordinate voting rights of the holders of our common stock afforded by the Omnibus Guidelines issued by NASAA. However, there can be no assurance that our Board will not issue preferred stock in the future.

Compliance with the SEC’s Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in our offering, which would harm our ability to achieve our investment objectives.

Commencing June 30, 2020, broker-dealers must comply with Regulation Best Interest, which, among other requirements, establishes a new standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonable alternatives in the best interests of their clients. Reasonable alternatives to us exist and may have lower expenses or lower investment risk than us. Under Regulation Best Interest, broker-dealers participating in the offering must consider such alternatives in the best interests of their clients. The impact of Regulation Best Interest on participating dealers cannot be determined at this time, and it may negatively impact whether participating dealers and their associated persons recommend our offering to certain retail customers. If Regulation Best Interest reduces our ability to raise capital in our offering, it would harm our ability to create a diversified portfolio of investments and ability to achieve our investment objectives.

Federal Income Tax Risks

We cannot predict how new tax legislation will affect us, our investments, or our stockholders, and any such legislation could adversely affect our business.

Legislative or other actions relating to taxes could have a negative effect on us. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. The Biden Administration has proposed significant changes to the existing U.S. tax rules, and there are a number of proposals in Congress that would similarly modify the existing U.S. tax rules. The likelihood of any such legislation being enacted is uncertain, but new legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could significantly and negatively affect our ability to qualify for tax treatment as a RIC or the U.S. federal income tax consequences to us and our investors of such qualification, or could have other adverse consequences. Investors are urged to consult with their tax advisor regarding tax legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our common stock.

We will be subject to corporate-level income tax if we are unable maintain our tax treatment as a RIC under Subchapter M of the Code or if we make investments through taxable subsidiaries.

To maintain RIC tax treatment under the Code, we must meet the following minimum annual distribution, income source and asset diversification requirements. See “Tax Matters.”

The annual distribution requirement for a RIC will be satisfied if we distribute to our shareholders on an annual basis at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”). In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of Subchapter M. We would be taxed, at regular corporate rates, on retained income and/or gains, including any short-term capital gains or long-term capital gains. We also must satisfy an additional annual distribution requirement with respect to each calendar year in order to avoid a 4% excise tax on the amount of the under-distribution. Because we may use debt financing, we are subject to (i) an asset coverage ratio requirement under the 1940 Act and may, in the future, be subject to (ii) certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. If we are unable to obtain cash from other sources, or choose or are required to retain a portion of our taxable income or gains, we could (1) be required to pay excise taxes and (2) fail to qualify for RIC tax treatment, and thus become subject to corporate-level income tax on our taxable income (including gains).

The income source requirement will be satisfied if we obtain at least 90% of our annual income from dividends, interest, gains from the sale of stock or securities, or other income derived from the business of investing in stock or securities.

The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. Specifically, at least 50% of the value of our assets must consist of cash, cash-equivalents (including receivables), U.S. government securities, securities of other RICs, and other acceptable securities if such securities or any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the amount of our distributions.

We may invest in certain debt and equity investments through taxable subsidiaries and the net taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding, and value added taxes).

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, since we will likely hold debt obligations that are treated under applicable tax rules as having OID (such as debt instruments with PIK, secondary market purchases of debt securities at a discount to par, interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as unrealized appreciation for foreign currency forward contracts and deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Furthermore, we may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes) that could be treated under the Code and U.S. Treasury regulations as “passive foreign investment companies” and/or “controlled foreign corporations.” The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate-level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require us to recognize income where we do not receive a corresponding payment in cash.

Unrealized appreciation on derivatives, such as foreign currency forward contracts, may be included in taxable income while the receipt of cash may occur in a subsequent period when the related contract expires. Any unrealized depreciation on investments that the foreign currency forward contracts are designed to hedge are not currently deductible for tax purposes. This can result in increased taxable income whereby we may not have sufficient cash to pay distributions or we may opt to retain such taxable income and pay a 4% excise tax. In such cases we could still rely upon the “spillback provisions” to maintain RIC tax treatment.

We anticipate that a portion of our income may constitute OID or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts with respect to debt securities acquired in the secondary market and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes. Because any OID or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the Annual Distribution Requirement, even if we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, make a partial share distribution, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, and choose not to make a qualifying share distribution, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

If we are not treated as a “publicly offered regulated investment company,” as defined in the Code, certain U.S. shareholders will be treated as having received a dividend from us in the amount of such U.S. shareholders’ allocable share of the base management fee and incentive fees paid to our Adviser and some of our expenses, and these fees and expenses will be treated as miscellaneous itemized deductions of such U.S. shareholders.

A “publicly offered regulated investment company” is a RIC whose shares are either (i) continuously offered pursuant to a public offering within the meaning of Section 4 of the Securities Act, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. While we anticipate that we will constitute a publicly offered RIC, there can be no assurance that we will in fact so qualify for any of our taxable years. If we are not treated as a publicly offered regulated investment company for any calendar year, each U.S. shareholder that is an individual, trust or estate will be treated as having received a dividend from us in the amount of such U.S. shareholder’s allocable share of the base management fee and incentive fees paid to our Adviser and certain of our other expenses for the calendar year, and these fees and expenses will be treated as miscellaneous itemized deductions of such U.S. shareholder. Miscellaneous itemized deductions generally are deductible by a U.S. shareholder that is an individual, trust or estate only to the extent that the aggregate of such U.S. shareholder’s miscellaneous itemized deductions exceeds 2% of such U.S. shareholder’s adjusted gross income for U.S. federal income tax purposes, are not deductible for purposes of the alternative minimum tax and are subject to the overall limitation on itemized deductions under the Code.

General Risk Factors

There is uncertainty surrounding potential legal, regulatory and policy changes by new presidential administrations in the United States that may directly affect financial institutions and the global economy.

The Democratic Party currently has control of the executive and legislative branches of government. Changes in federal policy, including tax policies, and at regulatory agencies occur over time through policy and personnel changes following elections, which lead to changes involving the level of oversight and focus on the financial services industry or the tax rates paid by corporate entities. The nature, timing and economic and political effects of potential changes to the current legal and regulatory framework affecting financial institutions remain highly uncertain. Uncertainty surrounding future changes may adversely affect our operating environment and therefore our business, financial condition, results of operations and growth prospects.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies will be subject to regulation at the local, state and federal levels. Changes to the laws and regulations governing our permitted investments may require a change to our investment strategy. Such changes could differ materially from our strategies and plans as set forth herein and may shift our investment focus from the areas of expertise of our Adviser. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment in us.

Government intervention in the credit markets could adversely affect our business.

The central banks and, in particular, the U.S. Federal Reserve, have taken unprecedented steps since the financial crises of 2008-2009 and the COVID-19 global pandemic. It is impossible to predict if, how, and to what extent the United States and other governments would further intervene in the credit markets. Such intervention is often prompted by politically sensitive issues involving family homes, student loans, real estate speculation, credit card receivables, pandemics, etc., and could, as a result, be contrary to what we would predict from an “economically rational” perspective.

Changes to United States tariff and import/export regulations may have a negative effect on our portfolio companies and, in turn, harm us.

The Democratic Party currently controls the executive and legislative branches of government. Significant changes to U.S. trade policy may occur as a result of the administration change, including the United States re-entering, withdrawing from or renegotiating various trade agreements or other actions that would change current trade policies of the United States. We cannot predict which, if any, of these actions will be taken or, if taken, their effect on the financial stability of the United States. Such actions could have a significant adverse effect on our business, financial condition and results of operations.

Our Bylaws include an exclusive forum selection provision, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other agents.

Our Bylaws require that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City (or, if that court does not have jurisdiction, the United States District Court for the

District of Maryland, Northern Division) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company (ii) any action asserting a claim of breach of any standard of conduct or legal duty owed by any of the Company’s director, officer or other agent to the Company or to its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the MGCL or the Charter or the Bylaws (as either may be amended from time to time) or (iv) any action asserting a claim governed by the internal affairs doctrine. This exclusive forum selection provision in our Bylaws will not apply to claims arising under the federal securities laws, including the Securities Act and the Exchange Act. There is uncertainty as to whether a court would enforce such a provision, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, this provision may increase costs for shareholders in bringing a claim against us or our directors, officers or other agents. Any investor purchasing or otherwise acquiring our shares is deemed to have notice of and consented to the foregoing provision. The exclusive forum selection provision in our Bylaws may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other agents, which may discourage lawsuits against us and such persons. It is also possible that, notwithstanding such exclusive forum selection provision, a court could rule that such provision is inapplicable or unenforceable. If this occurred, we may incur additional costs associated with resolving such action in another forum, which could materially adversely affect our business, financial condition and results of operations.

We expend significant financial and other resources to comply with the requirements of being a public entity.

As a public entity, we are subject to the reporting requirements of the Exchange Act and requirements of the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting, which are discussed below. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls, significant resources and management oversight are required. We have implemented procedures, processes, policies and practices for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The systems and resources necessary to comply with public company reporting requirements will increase further once we cease to be an “emerging growth company” under the JOBS Act. As long as we remain an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We expect to remain an emerging growth company for up to five years following the completion of our initial public offering of common equity securities or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period.

We are subject to risks related to corporate social responsibility.

Our business faces increasing public scrutiny related to environmental, social and governance (“ESG”) activities. We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, such as environmental stewardship, corporate governance and transparency and considering ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the value of our brand, the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations. Additionally, new regulatory initiatives related to ESG could adversely affect our business.

We may experience fluctuations in our operating results.

We may experience fluctuations in our operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, interest rates and default rates on the debt investments we make, the level of our expenses, variations in and the timing of the recognition of realized gains or losses, unrealized appreciation or depreciation, the degree to which we encounter competition in our markets, and general economic conditions. These occurrences could have a material adverse effect on our results of operations, the value of your investment in us and our ability to pay distributions to you and our other shareholders.

Internal and external cyber threats, as well as other disasters, could impair our ability to conduct business effectively.

The occurrence of a disaster, such as a cyber-attack against us or against a third-party that has access to our data or networks, a natural catastrophe, an industrial accident, failure of our disaster recovery systems or consequential employee error, could have an adverse effect on our ability to communicate or conduct business, negatively impacting our operations and financial condition. This adverse effect can become particularly acute if those events affect our electronic data processing, transmission, storage and retrieval systems, or impact the availability, integrity or confidentiality of our data.

We depend heavily upon computer systems to perform necessary business functions. Despite our implementation of a variety of security measures, our computer systems, networks and data, like those of other companies, could be subject to cyber-attacks and unauthorized access, use, alteration or destruction, such as from physical and electronic break-ins or unauthorized tampering. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary, and other information processed, stored in, and transmitted through our computer systems and networks. Such an attack could cause interruptions or malfunctions in our operations, which could result in financial losses, litigation, regulatory penalties, client dissatisfaction or loss, reputational damage and increased costs associated with mitigation of damages and remediation.

Third parties with which we do business may also be sources of cybersecurity or other technological risk. We outsource certain functions and these relationships allow for the storage and processing of our information, as well as client, counterparty, employee and borrower information. While we engage in actions to reduce our exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure, destruction or other cybersecurity incidents that adversely affects our data, resulting in increased costs and other consequences as described above.

We and our service providers currently are impacted by quarantines and similar measures being enacted by governments in response to COVID-19, which are obstructing the regular functioning of business workforces (including requiring employees to work from external locations and their homes). In response to the outbreak, our Adviser instituted a work from home policy until it is deemed safe to return to the office. Policies of extended periods of remote working, whether by us or our service providers, could strain technology resources, introduce operational risks and otherwise heighten the risks described above. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that seek to exploit the COVID-19 pandemic. Accordingly, the risks described above are heightened under current conditions.

Cybersecurity risks and cyber incidents may adversely affect our business or the business of our portfolio companies by causing a disruption to our operations or the operations of our portfolio companies, a compromise or corruption of our confidential information or the confidential information of our portfolio companies and/or damage to our business relationships or the business relationships of our portfolio companies, all of which could negatively impact the business, financial condition and operating results of us or our portfolio companies.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of the information resources of us or our portfolio companies. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems or those of our portfolio companies or third-party vendors for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. Despite careful security and controls design, the information technology systems of our portfolio companies and our third-party vendors, may be subject to security breaches and cyber-attacks the result of which could include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to business relationships. As our, our portfolio companies’ and our third party vendor’s reliance on technology has increased, so have the risks posed to our information systems, both internal and those provided by third-party service providers, and the information systems of our portfolio companies and third-party vendors. We have implemented processes, procedures and internal controls to help mitigate cybersecurity risks and cyber intrusions, but these measures, as well as our increased awareness of the nature and extent of a risk of a cyber-incident, do not guarantee that a cyber-incident will not occur and/or that our financial results, operations or confidential information will not be negatively impacted by such an incident. Further, the remote working conditions resulting from the COVID-19 pandemic have heightened our and our portfolio companies’ vulnerability to a cybersecurity risk or incident.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to factors previously identified elsewhere in this prospectus, including the “Risk Factors” section of this prospectus, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•	an economic downturn could impair our portfolio companies’ ability to continue to operate, which could lead to the loss of some or all of our investments in such portfolio companies;

•

an economic downturn could disproportionately impact the companies that we intend to target for investment, potentially causing us to experience a decrease in investment opportunities and diminished demand for capital from these companies;

•	an economic downturn could also impact availability and pricing of our financing and our ability to access the debt and equity capital markets;

•	a contraction of available credit and/or an inability to access the equity markets could impair our lending and investment activities;

•	the impact of COVID-19 and related changes in base interest rates and significant market volatility on our business, our portfolio companies, our industry and the global economy;

•	interest rate volatility, including the decommissioning of LIBOR, could adversely affect our results, particularly if we elect to use leverage as part of our investment strategy;

•

currency fluctuations could adversely affect the results of our investments in foreign companies, particularly to the extent that we receive payments denominated in foreign currency rather than U.S. dollars;

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies, including our and their ability to achieve our respective objectives as a result of the current COVID-19 pandemic;

•	the impact of interest and inflation rates on our business prospects and the prospects of our portfolio companies;

•	our contractual arrangements and relationships with third parties;

•	the ability of our portfolio companies to achieve their objectives;

•	competition with other entities and our affiliates for investment opportunities;

•	the speculative and illiquid nature of our investments;

•	the use of borrowed money to finance a portion of our investments as well as any estimates regarding potential use of leverage;

•	the adequacy of our financing sources and working capital;

•	the loss of key personnel;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the ability of the Adviser to locate suitable investments for us and to monitor and administer our investments;

•	the ability of the Adviser to attract and retain highly talented professionals;

•	our ability to qualify for and maintain our tax treatment as a RIC under the Code, and as a BDC;

•

the effect of legal, tax and regulatory changes, including the Coronavirus Aid, Relief and Economic Security Act signed into law in December 2020 and the American Rescue Plan Act of 2021, signed into law in March 2021; and

•	other risks, uncertainties and other factors previously identified in the reports and other documents we have filed with the SEC.

This prospectus and any prospectus supplement, and other statements that we may make, may contain forward-looking statements with respect to future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “potential,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and we assume no duty to and do not undertake to update forward-looking statements. These forward-looking statements do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act or Section 21E of the Exchange Act. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

USE OF PROCEEDS

We anticipate that we will invest the proceeds from each monthly subscription closing generally within 30 to 90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objective and strategies. Until we are able to find such investment opportunities, we intend to invest the net proceeds of this offering primarily in cash, cash-equivalents, U.S. government securities, money market funds and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a BDC and our intention to qualify annually for tax treatment as a RIC. We may also use a portion of the net proceeds to pay our operating expenses, fund distributions to shareholders and for general corporate purposes. Any distributions we make during such period may be substantially lower than the distributions that we expect to pay when our portfolio is fully invested. Since commencing our continuous public offering and through November 1, 2021, we have issued approximately 42,925,121 shares of our Class S common stock, approximately 16,481,654 shares of our Class D common stock, and approximately 73,228,168 shares of our Class I common stock in our public offering, and have raised total gross proceeds of approximately $403.4 million, approximately $153.3 million, and approximately $682.1 million, respectively, including seed capital of $1,000 contributed by the Adviser in September 2020 and approximately $25.0 million in gross proceeds raised from Feeder FIC Equity.

Under the terms of our Investment Advisory Agreement, the Adviser is entitled to receive up to 1.50% of gross proceeds raised in our continuous public offering until all organization and offering costs funded by the Adviser or its affiliates have been recovered. However, we estimate that we will incur approximately $18.75 million of offering expenses in connection with this offering, or approximately 0.75% of the gross proceeds, assuming maximum gross proceeds of $2.5 billion. Any reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates.

The tables below set forth our estimate of how we intend to use the gross proceeds from this offering. The tables assume that 33% of our gross offering proceeds are from the sale of Class S shares, 33% of our gross offering proceeds are from the sale of Class D shares and 33% of our gross offering proceeds are from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below.

The actual amount of Upfront Sales Load will vary from the estimated amounts shown because (1) the prices of our Class S and Class D shares may vary monthly based on, among other things, our then-current net asset value per share for that class of shares and actual Upfront Sales Load per Class S and Class D share are a percentage of the offering price and (2) the Upfront Sales Load may be reduced in connection with certain categories of sales of Class S and Class D shares. Any reduction in the Upfront Sales Load will be accompanied by a corresponding reduction in the Class S and Class D per share purchase price to the applicable shareholder, but will not affect the amounts available to us for investment. Because amounts in this table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

We intend to use the net proceeds from this offering to make investments in accordance with our investment objectives, and to fund repurchases under our share repurchase plan.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class S shares:

	Maximum Offering of $833,333,333 in Class S shares
	Amount	%
Gross Proceeds(1)	$833,333,333	100%
Less Upfront Sales Load and Offering Expenses:
Upfront Sales Load(2)	$28,497,409	3.5%
Organizational and Offering Expenses(3)	$6,250,000	0.75%

Net Proceeds/Amount Available for Investments(4)	$798,585,924	95.75%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class D shares:

	Maximum Offering of $833,333,333 in Class D shares
	Amount	%
Gross Proceeds(1)	$833,333,333	100%
Less Upfront Sales Load and Offering Expenses:
Upfront Sales Load(2)	$12,332,629	1.5%
Organizational and Offering Expenses(3)	$6,250,000	0.75%

Net Proceeds/Amount Available for Investments(4)	$814,750,705	97.75%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class I shares:

	Maximum Offering of $833,333,333 in Class I shares
	Amount	%
Gross Proceeds(1)	$833,333,333	100%
Less Upfront Sales Load and Offering Expenses:
Upfront Sales Load(2)	$—	0.0%
Organizational and Offering Expenses(3)	$6,250,000	0.75%

Net Proceeds/Amount Available for Investments(4)	$827,083,333	99.25%

(1)

Gross offering proceeds include the Upfront Sales Load that the Dealer Manager is entitled to receive (including any amounts that may be retained by, or reallowed (paid) to, participating broker-dealers). We intend to file post-effective amendments to the registration statement of which this prospectus is a part to allow us to continue this continuous public offering.

(2)

For Class S shares, includes the Upfront Sales Load of 3.50% of the offering price of such shares. For Class D shares, includes the Upfront Sales Load of 1.50% of the offering price of such shares. Amounts presented in the tables are less than 3.50% and 1.50%, as applicable, of gross proceeds because the Upfront Sales Load is calculated as 3.50% and 1.50%, as applicable, of the offering price (which excludes the Upfront Sales Load), which means that the Upfront Sales Load expressed as a percentage of the total investment (including the Upfront Sales Load) is less than 3.50% and 1.50%, as applicable. We will also pay the following ongoing servicing fees to the dealer manager, subject to FINRA limitations on underwriting compensation: (a) for Class S shares only, an ongoing servicing fee equal to 0.85% per annum of the aggregate net asset value for the Class S shares and (b) for Class D shares only, an ongoing servicing fee equal to 0.25% per annum of the aggregate net asset value for the Class D shares, in each case, payable monthly. The total amount that will be paid over time for ongoing servicing fees depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments, and is not expected to be paid from sources other than cash flow from operating activities. See “Plan of Distribution — Compensation Paid to the Dealer Manager and Participating Broker-Dealers — Upfront Sales Load” and “— Ongoing Servicing Fees.”

(3)

The organization and offering expense numbers shown above represent our estimates of expenses to be incurred by us in connection with this offering and include estimated wholesaling expenses reimbursable by us. See “Plan of Distribution” for examples of the types of organization and offering expenses we may incur.

(4)

A percentage of net assets attributable to shares of common stock will be used for the payment of the base management fee, incentive fees, interest payments on borrowed funds, acquired funds fees and expenses and other expenses (including general and administrative expenses), which may result in a deduction of 5.47%, 4.87% and 4.62% for total net annual expenses of Class S shares, Class D shares and Class I shares, respectively. The ongoing servicing fees are similar to sales commissions in that the servicing expenses borne by the Dealer Manager, its affiliates, participating broker-dealers and financial representatives may be different from and substantially less than the amount of ongoing servicing fees charged. See “Fees and Expenses.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with “Financial Statements”. This discussion contains forward-looking statements, which relate to future events or the future performance or financial condition of Owl Rock Core Income Corp. and involves numerous risks and uncertainties, including, but not limited to, those described in our Form 10-K for the fiscal year ended December 31, 2020, in our most recent Quarterly Report on Form 10-Q and in “Risk Factors”. This discussion also should be read in conjunction with the “Cautionary Statement Regarding Forward Looking Statements”. Actual results could differ materially from those implied or expressed in any forward-looking statements.

Overview

Owl Rock Core Income Corp. (the “Company”, “we”, “us”, or “our”) is an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company (“BDC”) under the 1940 Act. Formed as a Maryland corporation on April 22, 2020, we are externally managed by Owl Rock Capital Advisors LLC (the “Adviser”) which is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. The Adviser is registered as an investment adviser with the Securities and Exchange Commission (“SEC”). We have elected to be treated as a RIC under Subchapter M of the Code, and we intend to operate in a manner so as to qualify for the tax treatment applicable to RICs. On October 23, 2020, we formed a wholly-owned subsidiary, OR Lending IC LLC, a Delaware limited liability company, which holds a California finance lenders license. OR Lending IC LLC makes loans to borrowers headquartered in California. From time to time we may form wholly-owned subsidiaries to facilitate the normal course of business.

We are managed by our Adviser. Our Adviser is an indirect subsidiary of Blue Owl Capital, Inc. (“Blue Owl”) (NYSE: OWL) and part of Owl Rock, a division of Blue Owl focused on direct lending. Our Adviser is registered with the U.S. Securities and Exchange Commission (the “SEC”) as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Subject to the overall supervision of our Board, our Adviser manages the day-to-day operations of, and provides investment advisory and management services, to us. The Adviser or its affiliates may engage in certain organizational activities and receive attendant arrangement, structuring or similar fees. Our Adviser is responsible for managing our business and activities, including sourcing investment opportunities, conducting research, performing diligence on potential investments, structuring our investments, and monitoring our portfolio companies on an ongoing basis through a team of management professionals. Our Board consists of six directors, five of whom are independent.

We have received an exemptive order that permits us to offer multiple classes of shares of common stock and to impose asset-based servicing and distribution fees and early withdrawal fees. We are offering on a best efforts, continuous basis up to $2,500,000,000 in any combination of amount of shares of Class S, Class D, and Class I common stock. The share classes have different upfront selling commissions and ongoing servicing fees. Each class of common stock will be offered through Blue Owl Securities LLC (d/b/a Blue Owl Securities) (the “Dealer Manager”). The Dealer Manager is entitled to receive upfront selling commissions of up to 3.50% of the offering price of each Class S share sold in the offering and 1.50% of the offering price of each Class D share sold. Class I shares are not subject to upfront selling commissions. Any upfront selling commissions for the Class S shares and Class D shares sold in the offering will be deducted from the purchase price. Class S, Class D and Class I shares were offered at initial purchase prices per shares of $10.35, $10.15 and $10.00, respectively. Currently, the purchase price per share for each class of common stock varies, but will not be sold at a price below the Company’s net asset value per share of such class, as determined in accordance with the Company’s share pricing policy, plus applicable upfront selling commissions.

On September 30, 2020, the Advisor purchased 100 shares of our Class I common stock at $10.00 per share, which represents the initial public offering price. The Adviser will not tender these shares for repurchase as long as Owl Rock Capital Advisors LLC remains the investment adviser of Owl Rock Core Income Corp. There is no current intention for Owl Rock Capital Advisors LLC to discontinue its role. On October 15, 2020, we received a subscription agreement, totaling $25.0 million for the purchase of Class I common shares of our common stock from Owl Rock Feeder FIC ORCIC Equity LLC (“Feeder FIC Equity”), an entity affiliated with the Adviser. As of September 30, 2021, the Company had called all of the $25.0 million commitment from Feeder FIC Equity.

We commenced our continuous public offering of up to $2,500,000,000 in any combination of amount of shares of Class S, Class D, and Class I common stock on November 12, 2020. On November 12, 2020, we sold 700,000 shares pursuant to the subscription agreement with Feeder FIC Equity and met the minimum offering requirement for our continuous public offering of $2.5 million. The purchase price of these shares sold in the private placement was $10.00 per share. Since meeting the minimum offering requirement and commencing our continuous public offering through September 30, 2021, the Company has issued 17,515,705 shares of Class S common stock, 7,103,293 shares of Class D common stock, and 42,810,584 shares of Class I common stock for gross proceeds of $164.9 million, $66.0 million, and $398.6 million, respectively, including $1,000 of seed capital contributed by our Adviser in September 2020 and approximately $25.0 million in gross proceeds raised in the private placement from Feeder FIC Equity. The shares purchased by the Adviser and Feeder FIC Equity are subject to a lock-up pursuant to FINRA Rule 5110(e)(1) for a period of 180 days from the date of commencement of sales in the offering, and the Adviser, Feeder FIC Equity, and their permitted assignees may not engage in any transaction that would result in the effective economic disposition of the Class I shares. On October 7, 2021, we filed a registration statement with respect to our proposed follow-on offering of up to $7,500,000,000 in any combination Class S, Class D and Class I common shares.

Our Adviser also serves as investment adviser to Owl Rock Capital Corporation and Owl Rock Capital Corporation II.

Blue Owl consists of two divisions: Owl Rock, which focuses on direct lending and Dyal, which focuses on providing capital to institution alternative asset managers. Owl Rock is comprised of the Adviser, Owl Rock Technology Advisors LLC (“ORTA”), Owl Rock Capital Private Fund Advisors LLC (“ORPFA”) and Owl Rock Diversified Advisors LLC (“ORDA”). The Adviser, ORTA, ORPFA and ORDA, the “Owl Rock Advisers” are investment advisers.

In addition, we and the Adviser have entered into a dealer manager agreement with Blue Owl Securities and certain participating broker dealers to solicit capital.

We may be prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our directors who are not interested persons and, in some cases, the prior approval of the SEC. We rely on exemptive relief that has been granted to our Adviser and its affiliates, have been granted exemptive relief by the SEC to permit us to co-invest with other funds managed by our Adviser or certain of its affiliates, the Owl Rock Clients in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching by us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies, (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing, and (4) the proposed investment by us would not benefit our Adviser or its affiliates or any affiliated person of any of them (other than the parties to the transaction), except to the extent permitted by the exemptive relief and applicable law, including the limitations set forth in Section 57(k) of the 1940 Act. In addition, pursuant to an exemptive order issued by the SEC on April 8, 2020 and applicable to all BDCs, through December 31, 2020, we were permitted, subject to the satisfaction of certain conditions, to complete follow-on investments in our existing portfolio companies with certain private funds managed by the Adviser or its affiliates and covered by our exemptive relief, even if such other funds had not previously invested in such existing portfolio company. Without this order, private funds would not be able to participate in such follow-on investments with us unless the private funds had previously acquired securities of the portfolio company in a co-investment transaction with us. Although the conditional exemptive order has expired, the SEC’s Division of Investment Management has indicated that until March 31, 2022, it will not recommend enforcement action, to the extent that any BDC with an existing coinvestment order continues to engage in certain transactions described in the conditional exemptive order, pursuant to the same terms and conditions described therein. The Owl Rock Advisers` investment allocation policy seeks to ensure equitable allocation of investment opportunities between us and/or other funds managed by our Adviser or its affiliates. As a result of the exemptive relief, there could be significant overlap in our investment portfolio and the investment portfolio of other funds managed by Owl Rock that could avail themselves of exemptive relief and that have an investment objective similar to ours.

We have elected to be regulated as a BDC under the 1940 Act and have elected to be taxed as a regulated investment company (“RIC”) for tax purposes under the Code. As a result, we are required to comply with various statutory and regulatory requirements, such as:

•	the requirement to invest at least 70% of our assets in “qualifying assets”, as such term is defined in the 1940 Act;

•	source of income limitations;

•	asset diversification requirements; and

•	the requirement to distribute (or be treated as distributing) in each taxable year at least 90% of our investment company taxable income and tax-exempt interest for that taxable year.

COVID-19 Developments

In March 2020, the outbreak of COVID -19 was recognized as a pandemic by the World Health Organization. In response to the outbreak, our Adviser instituted a work from home policy and began monitoring the ability of its employees to safely return to the office. In October 2021, the Adviser began a return to in-office work plan across all of its offices.

We have and continue to assess the impact of COVID-19 on our portfolio companies. We cannot predict the full impact of the COVID-19 pandemic, including its duration in the United States and worldwide, the effectiveness of governmental responses designed to mitigate strain to businesses and the economy and the magnitude of the economic impact of the outbreak. The COVID-19 pandemic and preventative measures taken to contain or mitigate its spread have caused, and are continuing to cause, business shutdowns and cancellations of events and travel. In addition, while economic activity remains healthy and well improved from the beginning of the COVID-19 pandemic, we continue to observe supply chain interruptions, labor difficulties, commodity inflation and elements of economic and financial market instability both globally and in the United States.

We have built out our portfolio management team to include workout experts and continue to closely monitor our portfolio companies; however, we are unable to predict the duration of any business and supply-chain disruptions or labor difficulties, whether COVID-19 will negatively affect our portfolio companies’ operating results or the impact that such disruptions may have on our results of operations and financial condition.

Our Investment Framework

We are a Maryland corporation organized primarily to originate and make loans to, and make debt and equity investments in, U.S. middle market companies. Our investment objective is to generate current income, and to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. Since our Adviser and its affiliates began investment activities in April 2016 through September 30, 2021, our Adviser and its affiliates have originated $43.6 billion aggregate principal amount of investments, of which $40.9 billion aggregate principal amount of investments prior to any subsequent exits or repayments, was retained by either us or a corporation or fund advised by our Adviser or its affiliates. We seek to generate current income primarily in U.S. upper middle market companies through direct originations of senior secured loans or originations of unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, investments in equity-related securities including warrants, preferred stock and similar forms of senior equity.

We define “middle market companies” generally to mean companies with earnings before interest expense, income tax expense, depreciation and amortization, or “EBITDA,” between $10 million and $250 million annually and/or annual revenue of $50 million to $2.5 billion at the time of investment, although we may on occasion invest in smaller or larger companies if an opportunity presents itself.

We expect that generally our portfolio composition will be majority debt or income producing securities, which may include “covenant-lite” loans (as defined below), with a lesser allocation to equity or equity-linked opportunities, including publicly traded debt instruments, which we may hold directly or through special purposes vehicles. These investments may include high-yield bonds, which are often referred to as “junk bonds”, and broadly syndicated loans. In addition, we may invest a portion of our portfolio in opportunistic investments, such as in large U.S. companies or foreign companies, which will not be our primary focus, but will be intended to enhance returns to our Shareholders. Our portfolio composition may fluctuate from time to time based on market conditions and interest rates. We generally intend to investment in companies with low loan-to-value ratios, which we consider to be 50% or lower.

Covenants are contractual restrictions that lenders place on companies to limit the corporate actions a company may pursue. Generally, the loans in which we expect to invest will have financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance. However, to a lesser extent, we may invest in “covenant-lite” loans. We use the term “covenant-lite” to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

As of September 30, 2021, our average investment size in each of our portfolio companies was approximately $19.7 million based on fair value. As of September 30, 2021, excluding certain investments that fall outside our typical borrower profile, our portfolio companies representing 87.9% of our total debt portfolio based on fair value, had weighted average annual revenue of $632 million and weighted average annual EBITDA of $140 million.

The companies in which we invest use our capital to support their growth, acquisitions, market or product expansion, refinancings and/or recapitalizations. The debt in which we invest typically is not rated by any rating agency, but if these instruments were rated, they would likely receive a rating of below investment grade (that is, below BBB- or Baa3), which is often referred to as “junk”.

Key Components of Our Results of Operations

Investments

We focus primarily on the direct origination of loans to middle market companies domiciled in the United States.

Our level of investment activity (both the number of investments and the size of each investment) can and will vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to middle market companies, the level of merger and acquisition activity for such companies, the general economic environment and the competitive environment for the types of investments we make.

In addition, as part of our risk strategy on investments, we may reduce the levels of certain investments through partial sales or syndication to additional lenders.

Revenues

We generate revenues primarily in the form of interest income from the investments we hold. In addition, we may generate income from dividends on either direct equity investments or equity interests obtained in connection with originating loans, such as options, warrants or conversion rights. Our debt investments typically have a term of three to ten years. As of September 30, 2021, greater than 99.9% of our debt investments based on fair value bear interest at a floating rate, subject to interest rate floors in certain cases. Interest on our debt investments is generally payable either monthly or quarterly.

Our investment portfolio consists of floating rate loans, and our credit facility bears interest at a floating rate. Macro trends in base interest rates like London Interbank Offered Rate (“LIBOR”) and any alternative reference rates may affect our net investment income over the long term. However, because we generally originate loans to a small number of portfolio companies each quarter, and those investments vary in size, our results in any given period, including the interest rate on investments that were sold or repaid in a period compared to the interest rate of new investments made during that period, often are idiosyncratic, and reflect the characteristics of the particular portfolio companies that we invested in or exited during the period and not necessarily any trends in our business or macro trends.

Loan origination fees, original issue discount and market discount or premium are capitalized, and we accrete or amortize such amounts under U.S. generally accepted accounting principles (“U.S. GAAP”) as interest income using the effective yield method for term instruments and the straight-line method for revolving or delayed draw instruments. Repayments of our debt investments can reduce interest income from period to period. The frequency or volume of these repayments may fluctuate significantly. We record prepayment premiums on loans as interest income. We may also generate revenue in the form of commitment, loan origination, structuring, or due diligence fees, fees for providing managerial assistance to our portfolio companies and possibly consulting fees.

Dividend income on equity investments is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded companies.

Our portfolio activity also reflects the proceeds from sales of investments. We recognize realized gains or losses on investments based on the difference between the net proceeds from the disposition and the amortized cost basis of the investment without regard to unrealized gains or losses previously recognized. We record current period changes in fair value of investments that are measured at fair value as a component of the net change in unrealized gains (losses) on investments in the Consolidated Statements of Operations.

Expenses

Our primary operating expenses include the payment of the management fee, performance based incentive fee, expenses reimbursable under the Administration Agreement and Investment Advisory Agreement, legal and professional fees, interest and other debt expenses and other operating expenses. The management fee and performance based incentive fee compensate our Adviser for work in identifying, evaluating, negotiating, closing, monitoring and realizing our investments.

Except as specifically provided below, all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory and management services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, are provided and paid for by the Adviser. We bear our allocable portion of the compensation paid by the Adviser (or its affiliates) to our Chief Compliance Officer and Chief Financial Officer and their respective staffs (based on a percentage of time such individuals devote, on an estimated basis, to our business affairs). We bear all other costs and expenses of our operations, administration and transactions, including, but not limited to (i) investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Investment Advisory Agreement; (ii) our allocable portion of overhead and other expenses incurred by the Adviser in performing its administrative obligations under the Administration Agreement; and (iii) all other expenses of our operations and transactions including, without limitation, those relating to:

•

expenses deemed to be “organization and offering expenses” for purposes of Conduct Rule 2310(a)(12) of Financial Industry Regulatory Authority (exclusive of commissions, the dealer manager fee, any discounts and other similar expenses paid by investors at the time of sale of our stock);

•	the cost of corporate and organizational expenses relating to offerings of shares of our common stock;

•	the cost of calculating our net asset value, including the cost of any third-party valuation services;

•	the cost of effecting any sales and repurchases of our common stock and other securities;

•	fees and expenses payable under any dealer manager agreements, if any;

•	debt service and other costs of borrowings or other financing arrangements;

•	costs of hedging;

•

expenses, including travel expense, incurred by the Adviser, or members of the investment team, or payable to third parties, performing due diligence on prospective portfolio companies and, if necessary, enforcing our rights;

•	escrow agent, transfer agent and custodial fees and expenses;

•	fees and expenses associated with marketing efforts;

•	federal and state registration fees, any stock exchange listing fees and fees payable to rating agencies;

•	federal, state and local taxes;

•	independent directors’ fees and expenses, including certain travel expenses;

•

costs of preparing financial statements and maintaining books and records and filing reports or other documents with the SEC (or other regulatory bodies) and other reporting and compliance costs, including registration fees, listing fees and licenses, and the compensation of professionals responsible for the preparation of the foregoing;

•	the costs of any reports, proxy statements or other notices to our shareholders (including printing and mailing costs);

•	the costs of any shareholder or director meetings and the compensation of personnel responsible for the preparation of the foregoing and related matters;

•	commissions and other compensation payable to brokers or dealers;

•	research and market data;

•	fidelity bond, directors’ and officers’ errors and omissions liability insurance and other insurance premiums;

•	direct costs and expenses of administration, including printing, mailing, long distance telephone and staff;

•	fees and expenses associated with independent audits, outside legal and consulting costs;

•	costs of winding up;

•	costs incurred in connection with the formation or maintenance of entities or vehicles to hold our assets for tax or other purposes;

•	extraordinary expenses (such as litigation or indemnification); and

•	costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws.

We expect, but cannot assure, that our general and administrative expenses will increase in dollar terms during periods of asset growth, but will decline as a percentage of total assets during such periods.

Expense Support and Conditional Reimbursement Agreement

We have entered into an Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) with the Adviser, the purpose of which is to ensure that no portion of our distributions to shareholders will represent a return of capital for tax purposes. The Expense Support Agreement became effective as of November 12, 2020, the date that the Company met the minimum offering requirement.

On a quarterly basis, the Adviser shall reimburse us for “Operating Expenses” (as defined below) in an amount equal to the excess of our cumulative distributions paid to our shareholders in each quarter over “Available Operating Funds” (as defined below) received by us on account of our investment portfolio during such quarter. Any payments required to be made by the Adviser pursuant to the preceding sentence are referred to herein as an “Expense Payment”.

Pursuant to the Expense Support Agreement, “Operating Expenses” means all of our operating costs and expenses incurred, as determined in accordance with generally accepted accounting principles for investment companies. “Available Operating Funds” means the sum of (i) our estimated investment company taxable income (including realized net short-term capital gains reduced by realized net long-term capital losses), (ii) our realized net capital gains (including the excess of realized net long-term capital gains over realized net short-term capital losses) and (iii) dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies, if any (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

The Adviser’s obligation to make an Expense Payment shall automatically become a liability of the Adviser and the right to such Expense Payment will be an asset of ours on the last business day of the applicable quarter. The Expense Payment for any quarter will be paid by the Adviser to us in any combination of cash or other immediately available funds, and/or offset against amounts due from us to the Adviser no later than the earlier of (i) the date on which we close our books for such quarter, or (ii) forty-five days after the end of such quarter.

Following any quarter in which Available Operating Funds exceed the cumulative distributions paid by us in respect of such quarter (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), we will pay such Excess Operating Funds, or a portion thereof, in accordance with the stipulations below, as applicable, to the Adviser, until such time as all Expense Payments made by the Adviser to us within three years prior to the last business day of such quarter have been reimbursed. Any payments required to be made by us are referred to as a “Reimbursement Payment”.

The amount of the Reimbursement Payment for any quarter shall equal the lesser of (i) the Excess Operating Funds in respect of such quarter and (ii) the aggregate amount of all Expense Payments made by the Adviser to us within three years prior to the last business day of such quarter that have not been previously reimbursed by us to the Adviser. The payment will be reduced to the extent that such Reimbursement Payments, together with all other Reimbursement Payments paid during the fiscal year, would cause Other Operating Expenses defined as our total Operating Expenses, excluding base management fees, incentive fees, organization and offering expenses, distribution and shareholder servicing fees, financing fees and costs, interest expense, brokerage commissions and extraordinary expenses on an annualized basis and net of any Expense Payments received by us during the fiscal year to exceed the lesser of: (i) 1.75% of our average net assets attributable to the shares of our common stock for the fiscal year-to-date period after taking such Expense Payments into account; and (ii) the percentage of our average net assets attributable to shares of our common stock represented by Other Operating Expenses during the fiscal year in which such Expense Payment was made (provided, however, that this clause (ii) shall not apply to any Reimbursement Payment which relates to an Expense Payment made during the same fiscal year).

No Reimbursement Payment for any quarter will be made if: (1) the “Effective Rate of Distributions Per Share” (as defined below) declared by us at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) our “Operating Expense Ratio” (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. Pursuant to the Expense Support Agreement, “Effective Rate of Distributions Per Share” means the annualized rate (based on a 365 day year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and shareholder fees, and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by dividing Operating Expenses, less organizational and offering expenses, base management and incentive fees owed to Adviser, and interest expense, by our net assets.

The specific amount of expenses reimbursed by the Adviser, if any, will be determined at the end of each quarter. We or the Adviser will be able to terminate the Expense Support Agreement at any time, with or without notice. The Expense Support Agreement will automatically terminate in the event of (a) the termination of the Investment Advisory Agreement, or (b) a determination by our Board to dissolve or liquidate the Company. Upon termination of the Expense Support Agreement, we will be required to fund any Expense Payments that have not been reimbursed by us to the Adviser. As of September 30, 2021, the amount of Expense Support payments provided by our Adviser since inception is $2.6 million.

Fee Waivers

On September 30, 2020, the Adviser agreed to waive 100% of the base management fee for the quarter ended December 31, 2020. Any portion of the base management fee waived will not be subject to recoupment.

On February 23, 2021, the Adviser agreed to waive 100% of the base management fee for the quarter ended March 31, 2021. Any portion of the base management fee waived will not be subject to recoupment.

Reimbursement of Administrative Services

We will reimburse our Adviser for the administrative expenses necessary for its performance of services to us. However, such reimbursement will be made at an amount equal to the lower of our Adviser’s actual costs or the amount that we would be required to pay for comparable administrative services in the same geographic location. Also, such costs will be reasonably allocated to us on the basis of assets, revenues, time records or other reasonable methods. We will not reimburse our Adviser for any services for which it receives a separate fee, for example rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of our Adviser.

Leverage

The amount of leverage we use in any period depends on a variety of factors, including cash available for investing, the cost of financing and general economic and market conditions. We have received approvals that allow us to reduce our asset coverage ratio to 150%. and in connection with their subscription agreements, our investors are required to acknowledge our ability to operate with an asset coverage ratio that may be as low as 150%. As a result, we generally will be permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to the common stock if our asset coverage, as defined in the 1940 Act, would at least be equal to 150% immediately after each such issuance. This reduced asset coverage ratio permits us to double the amount of leverage we can incur. For example, under a 150% asset coverage ratio we may borrow $2 for investment purposes of every $1 of investor equity whereas under a 200% asset coverage ratio we may only borrow $1 for investment purposes for every $1 of investor equity.

In any period, our interest expense will depend largely on the extent of our borrowing and we expect interest expense will increase as we increase our leverage over time subject to the limits of the 1940 Act. In addition, we may dedicate assets to financing facilities.

Potential Market Trends

We believe the middle-market lending environment provides opportunities for us to meet our goal of making investments that generate attractive risk-adjusted returns based on a combination of the following factors:

Limited Availability of Capital for Middle-Market Companies. We believe that regulatory and structural changes in the market have reduced the amount of capital available to U.S. middle-market companies. In particular, we believe there are currently fewer providers of capital to middle market companies. We believe that many commercial and investment banks have, in recent years, de-emphasized their service and product offerings to middle-market businesses in favor of lending to large corporate clients and managing capital markets transactions. In addition, these lenders may be constrained in their ability to underwrite and hold bank loans and high yield securities for middle-market issuers as they seek to meet existing and future regulatory capital requirements. We also believe that there are a lack of market participants that are willing to hold meaningful amounts of certain middle-market loans. As a result, we believe our ability to minimize syndication risk for a company seeking financing by being able to hold its loans without having to syndicate them, coupled with reduced capacity of traditional lenders to serve the middle-market, present an attractive opportunity to invest in middle-market companies.

Capital Markets Have Been Unable to Fill the Void in U.S. Middle Market Finance Left by Banks. While underwritten bond and syndicated loan markets have been robust in recent years, middle market companies are less able to access these markets for reasons including the following:

High Yield Market — Middle market companies generally do not issue debt in amounts large enough to be attractively sized bonds. High yield bonds are generally purchased by institutional investors who, among other things, are focused on the liquidity characteristics of the bond being issued. For example, mutual funds and exchange traded funds (“ETFs”) are significant buyers of underwritten bonds. However, mutual funds and ETFs generally require the ability to liquidate their investments quickly in order to fund investor redemptions and/or comply with regulatory requirements. Accordingly, the existence of an active secondary market for bonds is an important consideration in these entities’ initial investment decision. Because there typically is little or no active secondary market for the debt of U.S. middle market companies, mutual funds and ETFs generally do not provide debt capital to U.S. middle market companies. We believe this is likely to be a persistent problem and creates an advantage for those like us who have a more stable capital base and have the ability to invest in illiquid assets.

Syndicated Loan Market — While the syndicated loan market demand is modestly more accommodating to middle market issuers, as with bonds, loan issue size and liquidity are key drivers of institutional and, correspondingly, underwriters’ willingness to underwrite the loans. Loans arranged through a bank are done either on a “best efforts” basis or are underwritten with terms plus provisions that permit the underwriters to change certain terms, including pricing, structure, yield and tenor, otherwise known as “flex”, to successfully syndicate the loan, in the event the terms initially marketed are insufficiently attractive to investors. Furthermore, banks are generally reluctant to underwrite middle market loans because the arrangement fees they may earn on the placement of the debt generally are not sufficient to meet the banks’ return hurdles. Loans provided by companies such as ours provide certainty to issuers in that we can commit to a given amount of debt on specific terms, at stated coupons and with agreed upon fees. As we are the ultimate holder of the loans, we do not require market “flex” or other arrangements that banks may require when acting on an agency basis.

Robust Demand for Debt Capital. We believe U.S. middle market companies will continue to require access to debt capital to refinance existing debt, support growth and finance acquisitions. In addition, we believe the large amount of uninvested capital held by funds of private equity firms, estimated by Preqin Ltd., an alternative assets industry data and research company, to be $1.5 trillion as of October 2020, will continue to drive deal activity. We expect that private equity sponsors will continue to pursue acquisitions and leverage their equity investments with secured loans provided by companies such as us.

The Middle Market is a Large Addressable Market. According to GE Capital’s National Center for the Middle Market 2nd quarter 2020 Middle Market Indicator, there are approximately 200,000 U.S. middle market companies, which have approximately 48 million aggregate employees. Moreover, the U.S. middle market accounts for one-third of private sector gross domestic product (“GDP”). GE defines U.S. middle market companies as those between $10 million and $1 billion in annual revenue, which we believe has significant overlap with our definition of U.S. middle market companies.

Attractive Investment Dynamics. An imbalance between the supply of, and demand for, middle market debt capital creates attractive pricing dynamics. We believe the directly negotiated nature of middle market financings also generally provides more favorable terms to the lender, including stronger covenant and reporting packages, better call protection, and lender-protective change of control provisions. Additionally, we believe BDC managers’ expertise in credit selection and ability to manage through credit cycles has generally resulted in BDCs experiencing lower loss rates than U.S. commercial banks through credit cycles. Further, we believe that historical middle market default rates have been lower, and recovery rates have been higher, as compared to the larger market capitalization, broadly distributed market, leading to lower cumulative losses.

Conservative Capital Structures. Following the credit crisis, which we define broadly as occurring between mid-2007 and mid-2009, lenders have generally required borrowers to maintain more equity as a percentage of their total capitalization, specifically to protect lenders during economic downturns. With more conservative capital structures, U.S. middle market companies have exhibited higher levels of cash flows available to service their debt. In addition, U.S. middle market companies often are characterized by simpler capital structures than larger borrowers, which facilitates a streamlined underwriting process and, when necessary, restructuring process.

Attractive Opportunities in Investments in Loans. We invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity and equity-related securities. We believe that opportunities in senior secured loans are significant because of the floating rate structure of most senior secured debt issuances and because of the strong defensive characteristics of these types of investments. Given the current low interest rate environment, we believe that debt issues with floating interest rates offer a superior return profile as compared with fixed-rate investments, since floating rate structures are generally less susceptible to declines in value experienced by fixed-rate securities in a rising interest rate environment. Senior secured debt also provides strong defensive characteristics. Senior secured debt has priority in payment among an issuer’s security holders whereby holders are due to receive payment before junior creditors and equity holders. Further, these investments are secured by the issuer’s assets, which may provide protection in the event of a default.

Portfolio and Investment Activity

As of September 30, 2021, based on fair value, our portfolio consisted of 84.2% first lien senior secured debt investments (of which we consider 65% to be unitranche debt investments (including “last-out” portions of such loans)), 14.2% second-lien senior secured debt investments, 0.1% unsecured debt investments, 0.8% preferred equity investments, and 0.7% common equity investments.

As of September 30, 2021, our weighted average total yield of the portfolio at fair value and amortized cost was 7.0% and 7.0%, respectively, and our weighted average yield of debt and income producing securities at fair value and amortized cost was 7.0% and 7.0%, respectively.

As of September 30, 2021 we had investments in 73 portfolio companies with an aggregate fair value of $1,441.4 million. As of September 30, 2021, we had net leverage of 1.46x debt-to-equity.

Based on current market conditions, the pace of our investment activities, including originations and repayments, may vary. Currently, the strength of the financing and merger and acquisitions markets, and the current low interest rate environment, has led to increased originations, an active pipeline of investment opportunities and an increased demand for unitranche debt investments.

Our investment activity for the three months ended September 30, 2021 is presented below (information presented herein is at par value unless otherwise indicated).

($ in thousands)	For the Three Months Ended September 30, 2021
New investment commitments
Gross originations	$1,709,692
Less: Sell downs	(67,187)

Total new investment commitments	$1,642,505

Principal amount of investments funded:
First-lien senior secured debt investments	$1,204,233
Second-lien senior secured debt investments	151,000
Unsecured debt investments	—
Preferred equity investments	—
Common equity investments	7,667

Total principal amount of investments funded	$1,362,900

Principal amount of investments sold or repaid:
First-lien senior secured debt investments	$(322,851)
Second-lien senior secured debt investments	(52,000)

Total principal amount of investments sold or repaid	$(374,851)

Number of new investment commitments in new portfolio companies(1)	32
Average new investment commitment amount	$46,600
Weighted average term for new investment commitments (in years)	5.8
Percentage of new debt investment commitments at floating rates	100.0%
Percentage of new debt investment commitments at fixed rates	—
Weighted average interest rate of new debt investment commitments(2)	6.3%
Weighted average spread over LIBOR of new floating rate debt investment commitments	5.6%

(1)	Number of new investment commitments represents commitments to a particular portfolio company.

(2)	Assumes each floating rate commitment is subject to the greater of the interest rate floor (if applicable) or 3-month LIBOR, which was 0.13% as of September 30, 2021.

Investments at fair value and amortized cost consisted of the following as of September 30, 2021 and December 31, 2020:

	September 30, 2021			December 31, 2020
($ in thousands)	Amortized Cost	Fair Value		Amortized Cost	Fair Value
First-lien senior secured debt investments	$1,211,783	$1,213,426	(1)	$9,404	$9,404	(2)
Second-lien senior secured debt investments	203,235	204,307		4,233	4,232
Unsecured debt investments	2,163	2,107		22	22
Preferred equity investments(3)	11,270	11,458		296	295
Common equity investments(3)	10,067	10,130		423	423

Total Investments	$1,438,518	$1,441,428		$14,378	$14,376

(1)	65% of which we consider unitranche loans.
(2)	51% of which we consider unitranche loans.
(3)	As of December 31, 2020, preferred equity investments and common equity investments were reported in aggregate as equity investments.

The table below describes investments by industry composition based on fair value as of September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020
Advertising and media	6.1%	—%
Aerospace and defense	1.0	—
Automotive	1.5	—
Buildings and real estate	4.3	—
Business services	9.4	6.0
Chemicals	0.9	6.8
Consumer products	2.4	6.8
Containers and packaging	6.0	—
Distribution	0.8	9.1
Education	0.4	—
Financial services	8.5	12.2
Food and beverage	3.2	—
Healthcare equipment and services	0.5	18.7
Healthcare providers and services	6.9	10.5
Healthcare technology	6.0	—
Household products	0.6	—
Human resource support services	3.1	—
Infrastructure and environmental services	1.9	—
Insurance	17.1	—
Internet software and services	5.6	16.4
Leisure and entertainment	6.5	—
Manufacturing	5.0	6.8
Professional services	0.8	—
Specialty retail	1.4	—
Telecommunications	0.1	6.7

Total	100.0%	100.0%

The table below describes investments by geographic composition based on fair value as of September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020
United States:
Midwest	37.2%	19.7%
Northeast	9.2	37.7
South	30.8	26.7
West	19.4	15.9
International	3.4	—

Total	100.0%	100.0%

The weighted average yields and interest rates of our investments at fair value as of September 30, 2021 and December 31, 2020 were as follows:

	September 30, 2021	December 31, 2020
Weighted average total yield of portfolio	7.0%	8.0%
Weighted average total yield of debt and income producing securities	7.0%	8.4%
Weighted average interest rate of debt securities	6.7%	7.9%
Weighted average spread over LIBOR of all floating rate investments	5.9%	7.0%

The weighted average yield of our debt and income producing securities is not the same as a return on investment for our shareholders but, rather, relates to a portion of our investment portfolio and is calculated before the payment of all of our and our subsidiaries’ fees and expenses. The weighted average yield was computed using the effective interest rates as of each respective date, including accretion of original issue discount and loan origination fees, but excluding investments on non-accrual status, if any. There can be no assurance that the weighted average yield will remain at its current level.

Our Adviser monitors our portfolio companies on an ongoing basis. It monitors the financial trends of each portfolio company to determine if they are meeting their respective business plans and to assess the appropriate course of action with respect to each portfolio company. Our Adviser has several methods of evaluating and monitoring the performance and fair value of our investments, which may include the following:

•	assessment of success of the portfolio company in adhering to its business plan and compliance with covenants;

•	periodic and regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments;

•	comparisons to other companies in the portfolio company’s industry; and

•	review of monthly or quarterly financial statements and financial projections for portfolio companies.

As part of the monitoring process, our Adviser employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our Adviser rates the credit risk of all investments on a scale of 1 to 5. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of origination or acquisition), although it may also take into account the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors. The rating system is as follows:

Investment Rating	Description
1	Investments rated 1 involve the least amount of risk to our initial cost basis. The borrower is performing above expectations, and the trends and risk factors for this investment since origination or acquisition are generally favorable;
2	Investments rated 2 involve an acceptable level of risk that is similar to the risk at the time of origination or acquisition. The borrower is generally performing as expected and the risk factors are neutral to favorable. All investments or acquired investments in new portfolio companies are initially assessed a rating of 2;
3	Investments rated 3 involve a borrower performing below expectations and indicates that the loan’s risk has increased somewhat since origination or acquisition;
4	Investments rated 4 involve a borrower performing materially below expectations and indicates that the loan’s risk has increased materially since origination or acquisition. In addition to the borrower being generally out of compliance with debt covenants, loan payments may be past due (but generally not more than 120 days past due); and
5	Investments rated 5 involve a borrower performing substantially below expectations and indicates that the loan’s risk has increased substantially since origination or acquisition. Most or all of the debt covenants are out of compliance and payments are substantially delinquent. Loans rated 5 are not anticipated to be repaid in full and we will reduce the fair market value of the loan to the amount we anticipate will be recovered.

Our Adviser rates the investments in our portfolio at least quarterly and it is possible that the rating of a portfolio investment may be reduced or increased over time. For investments rated 3, 4 or 5, our Adviser enhances its level of scrutiny over the monitoring of such portfolio company.

The following table shows the composition of our portfolio on the 1 to 5 rating scale as of September 30, 2021 and December 31, 2020:

	September 30, 2021		December 31, 2020
Investment Rating	Fair Value	Percentage	Fair Value	Percentage
($ in thousands)
1	$1,923	0.1%	$—	—%
2	1,430,152	99.3	14,376	100.0
3	9,353	0.6	—	—
4	—	—	—	—
5	—	—	—	—

Total	$1,441,428	100.0%	$14,376	100.0%

The following table shows the amortized cost of our performing and non-accrual debt investments as of September 30, 2021 and December 31, 2020:

	September 30, 2021		December 31, 2020
($ in thousands)	Amortized Cost	Percentage	Amortized Cost	Percentage
Performing	$1,417,181	100.0%	$13,659	100.0%
Non-accrual	—	—	—	—

Total	$1,417,181	100.0%	$13,659	100.0%

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

Results of Operations

For the three and nine months ended September 30, 2020 and 2021

The following table represents the operating results for the three and nine months ended September 30, 2021:

($ in thousands)	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Total Investment Income	$15,626	$19,639
Less: Net Operating Expenses	9,588	11,370

Net Investment Income (Loss)	6,038	8,269
Net realized gain (loss)	915	922
Net change in unrealized gain (loss)	2,182	3,016

Net Increase (Decrease) in Net Assets Resulting from Operations	$9,135	$12,207

Net increase (decrease) in net assets resulting from operations can vary from period to period as a result of various factors, including the level of new investment commitments, expenses, the recognition of realized gains and losses and changes in unrealized appreciation and deprecation on the investment portfolio. Additionally, we were initially capitalized on September 30, 2020 and commenced investing activities on November 10, 2020. As a result, comparisons may not be meaningful.

Investment Income

Investment income for the three and nine months ended September 30, 2021 was as follows:

($ in thousands)	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Interest income (excluding payment-in-kind (“PIK”) interest income)	$13,728	$17,462
PIK interest income	891	985
PIK dividend income	203	342
Other income	804	850

Total investment income	$15,626	$19,639

We generate revenues primarily in the form of interest income from the investments we hold. In addition, we may generate income from dividends on either direct equity investments or equity interest obtained in connection with originated loans, such as options, warrants or conversion rights. Included in interest income are other fees such as prepayment fees and accelerated amortization of upfront fees from unscheduled paydowns. For the three and nine months ended September 30, 2021, PIK interest and dividends earned was $1.1 million and $1.3 million, representing approximately 7.0% and 6.8% of investment income, respectively. Additionally, we were initially capitalized on September 30, 2020 and commenced investing activities on November 10, 2020. As a result, comparisons may not be meaningful.

Expenses

Expenses for the three and nine months ended September 30, 2021 were as follows:

($ in thousands)	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Initial organization	$—	$273
Offering costs	1,524	1,524
Interest expense	3,463	4,966
Management fees	836	1,102
Performance based incentive fees	1,372	1,570
Professional fees	558	1,221
Directors’ fees	257	788
Shareholder servicing fees	256	306
Other general and administrative	857	1,785

Total operating expenses	$9,123	$13,535
Management fees waived	—	(52)
Expense Support	—	(2,578)
Recoupment of Expense Support	465	465

Net operating expenses	$9,588	$11,370

We were initially capitalized on September 30, 2020 and commenced investing activities on November 10, 2020. As a result, comparisons may not be meaningful.

Under the terms of the Administration Agreement, we reimburse the Adviser for services performed for us. In addition, pursuant to the terms of the Administration Agreement, the Adviser may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we reimburse the Adviser for any services performed for us by such affiliate or third party.

Net Change in Unrealized Gain (Loss)

We fair value our portfolio investments quarterly and any changes in fair value are recorded as unrealized gains or losses. During the three and nine months ended September 30, 2021, net unrealized gains (losses) on our investment portfolio were comprised of the following:

($ in thousands)	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Net change in unrealized gain (loss) on investments	$2,211	3,023
Net change in translation of assets and liabilities in foreign currencies	(29)	(7)

Net change in unrealized gain (loss)	$2,182	$3,016

We were initially capitalized on September 30, 2020 and commenced investing activities on November 10, 2020. As a result, comparisons may not be meaningful.

Net Realized Gains (Losses) on Investments

The realized gains and losses on fully exited and partially exited portfolio companies during the three and nine months ended September 30, 2021 were comprised of the following:

($ in thousands)	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Net realized gain (loss) on investments	$917	$924
Net realized gain (loss) on foreign currency transactions	(2)	(2)

Net realized gain (loss)	$915	$922

We were initially capitalized on September 30, 2020 and commenced investing activities on November 10, 2020. As a result, comparisons may not be meaningful.

For the year ended December 31, 2020

The following table represents the operating results for the year ended December 31, 2020:

($ in thousands)	Year Ended December 31, 2020(1)(2)
Total Investment Income	$69
Less: Net Operating Expenses	795

Net Investment Income (Loss)	(726)
Net change in unrealized gain (loss)	(2)

Net Increase (Decrease) in Net Assets Resulting from Operations Per Share of Class I Common Stock	$(728)

(1)	The Company commenced operations on November 10, 2020.
(2)	Per share is based on Class I shares as Class I is the only share class outstanding as of December 31, 2020.

Net increase (decrease) in net assets resulting from operations can vary from period to period as a result of various factors, including the level of new investment commitments, expenses, the recognition of realized gains and losses and changes in unrealized appreciation and deprecation on the investment portfolio. Additionally, we were initially capitalized on September 30, 2020 and commenced investing activities on November 10, 2020. As a result, comparisons may not be meaningful.

Investment Income

Investment income for the year ended December 31, 2020 was as follows:

($ in thousands)	Year Ended December 31, 2020(1)
Interest income from investments	$60
Dividend income	2
Other income	7

Total investment income	$69

(1)	The Company commenced operations on November 10, 2020.

We generate revenues primarily in the form of interest income from the investments we hold. In addition, we may generate income from dividends on either direct equity investments or equity interest obtained in connection with originated loans, such as options, warrants or conversion rights.

Expenses

Expenses for the year ended December 31, 2020 was as follows:

($ in thousands)	Year Ended December 31, 2020(1)
Initial organization	$195
Interest expense	4
Management fees	14
Professional fees	144
Directors’ fees	215
Other general and administrative	237

Total operating expenses	$809
Management fees waived	(14)

Net operating expenses	$795

(1)	The Company commenced operations on November 10, 2020.

Under the terms of the Administration Agreement, we reimburse the Adviser for services performed for us. In addition, pursuant to the terms of the Administration Agreement, the Adviser may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we reimburse the Adviser for any services performed for us by such affiliate or third party.

Income Taxes, Including Excise Taxes

We have elected to be treated as a RIC under Subchapter M of the Code, and we operate in a manner so as to qualify for the tax treatment applicable to RICs. To qualify for tax treatment as a RIC, we must, among other things, distribute to our shareholders in each taxable year generally at least 90% of our investment company taxable income, as defined by the Code, and net tax-exempt income for that taxable year. To maintain our tax treatment as a RIC, we, among other things, intend to make the requisite distributions to our shareholders, which generally relieves us from corporate-level U.S. federal income taxes.

Depending on the level of taxable income earned in a tax year, we can be expected to carry forward taxable income (including net capital gains, if any) in excess of current year dividend distributions from the current tax year into the next tax year and pay a nondeductible 4% U.S. federal excise tax on such taxable income, as required. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such income, we will accrue excise tax on estimated excess taxable income.

Net Unrealized Gain (Loss) on Investments

We fair value our portfolio investments quarterly and any changes in fair value are recorded as unrealized gains or losses. During the year ended December 31, 2020, net unrealized gains (losses) on our investment portfolio were comprised of the following:

($ in thousands)	Year Ended December 31, 2020(1)
Net unrealized loss on investments	$(2)

Net unrealized gain (loss)	$(2)

(1)	The Company commenced operations on November 10, 2020.

Net Realized Gains (Losses) on Investments

We did not recognize any realized gains or losses on fully exited or partially exited portfolio companies during the year ended December 31, 2020.

Financial Condition, Liquidity and Capital Resources

Our liquidity and capital resources are generated primarily from the net proceeds of any offering of our common stock and from cash flows from interest, dividends and fees earned from our investments and principal repayments and proceeds from sales of our investments. The primary uses of our cash are for (i) investments in portfolio companies and other investments and to comply with certain portfolio diversification requirements, (ii) the cost of operations (including paying or reimbursing our Adviser), (iii) debt service, repayment and other financing costs of any borrowings and (iv) cash distributions to the holders of our shares.

We may from time to time enter into additional credit facilities, increase the size of our existing credit facilities or issue debt securities. Any such incurrence or issuance would be subject to prevailing market conditions, our liquidity requirements, contractual and regulatory restrictions and other factors. In accordance with the 1940 Act, with certain limited exceptions, we are only allowed to incur borrowings, issue debt securities or issue preferred stock, if immediately after the borrowing or issuance, the ratio of total assets (less total liabilities other than indebtedness) to total indebtedness plus preferred stock, is at least 150%. As of September 30, 2021 and December 31, 2020, our asset coverage ratios were 160% and 223%, respectively. We seek to carefully consider our unfunded commitments for the purpose of planning our ongoing financial leverage. Further, we maintain sufficient borrowing capacity within the 150% asset coverage limitation to cover any outstanding unfunded commitments we are required to fund.

As of September 30, 2021, we had $113.9 million in cash. During the nine months ended September 30, 2021, we used $1,515.5 million in cash for operating activities, primarily as a result of funding portfolio investments of $1,842.0 million, partially offset by sales and repayments of portfolio investments of $420.2 million, and other operating activity of $93.7 million. Lastly, cash provided by financing activities was $1,621.2 million during the period, which was the result of proceeds from net borrowings on our credit facilities, net of debt issuance costs, of $1,011.6 million, and proceeds from the issuance of shares of $613.9 million, partially offset by $4.3 million of distributions paid.

Net Assets

Share Issuances

In connection with our formation, we had the authority to issue 3,000,000,000 common shares at $0.01 per share par value, 1,000,000,000 of which are classified as Class S common shares, 1,000,000,000 of which are classified as Class D common shares, and 1,000,000,000 of which are classified as Class I common shares. Pursuant to our Registration Statement on Form N-2 (File No. 333-249525), we registered $2,500,000,000 in any combination of shares of Class S, Class D, and Class I common stock, at initial public offering prices of $10.35 per share, $10.15 per share, and $10.00 per share, respectively. Currently, the purchase price per share for each class of common stock varies, but will not be sold at a price below our net asset value per share of such class, as determined in accordance with our share pricing policy, plus applicable upfront selling commissions.

On September 30, 2020, we issued 100 common shares for $1,000 to the Adviser. We received $1,000 in cash from the Adviser on October 15, 2020.

On October 15, 2020, we received a subscription agreement totaling $25 million for the purchase of shares of Class I common stock from Owl Rock Feeder FIC ORCIC Equity LLC (“Feeder FIC Equity”), an entity affiliated with the Adviser. Pursuant to the terms of that subscription agreement, Feeder FIC Equity agreed to pay for such Class I shares upon demand by one of our executive officers. Such purchase or purchases of our Class I shares were included for purposes of determining when we satisfied the minimum offering requirement. On September 30, 2020, we sold 100 shares of Class I common stock to our Adviser. On November 12, 2020, we sold 700,000 shares of Class I common stock pursuant to the subscription agreement with Feeder FIC Equity and met the minimum offering requirement for our continuous public offering of $2.5 million. The purchase price of these shares sold in the private placements was $10.00 per share, which represented the initial public offering price. The shares purchased by the Adviser and Feeder FIC Equity are subject to a lock-up pursuant to FINRA Rule 5110(e)(1) for a period of 180 days from the date of commencement of sales in the offering, and the Adviser, Feeder FIC Equity, and their permitted assignees may not engage in any transaction that would result in the effective economic disposition of the Class I shares.

On October 7, 2021, we filed a registration statement with respect to our proposed follow-on offering of up to $7,500,000,000 in any combination of Class S, Class D and Class I common shares.

The following tables summarize transactions with respect to shares of our common stock during the three and nine months ended September 30, 2021:

	For the Three Months Ended September 30, 2021
	Class S		Class D		Class I		Total
($ in thousands, except share amounts)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares/gross proceeds from the continuous public offering	14,647,167	$137,884	3,735,226	$34,766	26,527,911	$246,709	44,910,304	$419,359
Reinvestment of distributions	44,239	410	39,323	365	112,188	1,044	195,750	1,819
Repurchased shares	—	—	(5,933)	(55)	(31,254)	(291)	(37,187)	(346)

Total shares/gross proceeds	14,691,406	138,294	3,768,616	35,076	26,608,845	247,462	45,068,867	420,832
Sales load	—	(1,666)	—	(65)	—	—	—	(1,731)

Total shares/net proceeds	14,691,406	$136,628	3,768,616	$35,011	26,608,845	$247,462	45,068,867	$419,101

	For the Nine Months Ended September 30, 2021
	Class S		Class D		Class I		Total
($ in thousands, except share amounts)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Shares/gross proceeds from the continuous public offering	17,515,705	$164,931	7,103,293	$65,958	41,510,484	$385,557	66,129,482	$616,446
Reinvestment of distributions	51,782	480	51,667	479	138,020	1,283	241,469	2,242
Repurchased shares	—	—	(5,933)	(55)	(31,254)	(291)	(37,187)	(346)

Total shares/gross proceeds	17,567,487	165,411	7,149,027	66,382	41,617,250	386,549	66,333,764	618,342
Sales load	—	(2,133)	—	(65)	—	—	—	(2,198)

Total shares/net proceeds	17,567,487	$163,278	7,149,027	$66,317	41,617,250	$386,549	66,333,764	$616,144

In accordance with the our share pricing policy, we will modify our public offering prices to the extent necessary to comply with the requirements of the 1940 Act, including the requirement that we will not sell shares at a net offering price below the net asset value per share unless we obtain the requisite approval from our shareholders.

The changes to our offering price per share since the commencement of our initial continuous public offering and associated effective dates of such changes were as follows:

Class S
Effective Date	Net Offering Price (per share)	Maximum Upfront Sales Load (per share)	Maximum Offering Price (per share)
March 1, 2021	$9.26	$0.32	$9.58
April 1, 2021	$9.26	$0.32	$9.58
May 1, 2021	$9.26	$0.32	$9.58
June 1, 2021	$9.28	$0.32	$9.60
July 1, 2021	$9.30	$0.33	$9.63
August 1, 2021	$9.30	$0.33	$9.63
September 1, 2021	$9.30	$0.33	$9.63

Class D
Effective Date	Net Offering Price (per share)	Maximum Upfront Sales Load (per share)	Maximum Offering Price (per share)
March 1, 2021	$9.26	$0.14	$9.40
April 1, 2021	$9.26	$0.14	$9.40
May 1, 2021	$9.25	$0.14	$9.39
June 1, 2021	$9.27	$0.14	$9.41
July 1, 2021	$9.29	$0.14	$9.43
August 1, 2021	$9.29	$0.14	$9.43
September 1, 2021	$9.29	$0.14	$9.43

Class I
Effective Date	Net Offering Price (per share)	Maximum Upfront Sales Load (per share)	Maximum Offering Price (per share)
Initial offering price	$10.00	$—	$10.00
March 1, 2021	$9.26	$—	$9.26
April 1, 2021	$9.26	$—	$9.26
May 1, 2021	$9.26	$—	$9.26
June 1, 2021	$9.28	$—	$9.28
July 1, 2021	$9.30	$—	$9.30
August 1, 2021	$9.30	$—	$9.30
September 1, 2021	$9.30	$—	$9.30

Distributions

The Board authorizes and declares monthly distribution amounts per share of common stock, payable monthly in arrears. The following table presents cash distributions per share that were declared during the six months ended September 30, 2021:

	Class S common stock distributions		Class D common stock distributions		Class I common stock distributions
($ in thousands)	Per Share(1)	Amount	Per Share(1)	Amount	Per Share(1)	Amount
2021
March 31, 2021	$—	$—	$0.05	$16	$0.05	$194
April 30, 2021	0.05	33	0.05	54	0.05	418
May 31, 2021	0.05	91	0.05	101	0.05	558
June 30, 2021	0.05	129	0.05	168	0.05	839
July 31, 2021	0.05	294	0.05	222	0.05	1,116
August 31, 2021	0.05	432	0.05	270	0.05	1,648
September 30, 2021	0.05	789	0.05	354	0.05	2,209

Total	$0.30	$1,768	$0.35	$1,185	$0.35	$6,982

(1)	Distributions per share are gross of shareholder servicing fees.

On February 23, 2021 our Board declared regular monthly distributions for March 2021 through June 2021. The regular monthly cash distributions, each in the gross amount of $0.05145833 per share, are payable on April 28, 2021, May 28, 2021, June 28, 2021 and July 29, 2021 to shareholders of records as of March 31, 2021, April 30, 2021, May 31, 2021 and June 30, 2021, respectively.

On May 5, 2021, our Board declared regular monthly distributions for July 2021 through September 2021. The regular monthly cash distributions, each in the gross amount of $0.05145833 per share, are payable on August 27, 2021, September 28, 2021, and October 28, 2021 to shareholders of records as of July 31, 2021, August 31, 2021, and September 30, 2021, respectively.

On August 3, 2021, our Board declared regular monthly distributions for October 2021 through December 2021. The regular monthly cash distributions, each in the gross amount of $0.05145833 per share, are payable on November 30, 2021, December 31, 2021, and January 31, 2022 to shareholders of records as of October 31, 2021, November 30, 2021, and December 31, 2021, respectively.

On September 13, 2021, our Board declared special monthly distributions for October 2021 through December 2021. The special monthly cash distributions, each in the gross amount of $0.00144722, $0.00289444, and $0.00434166 per share, are payable on November 30, 2021, December 29, 2021, and January 31, 2022 to shareholders of records as of October 31, 2021, November 30, 2021, and December 31, 2021, respectively.

We have adopted a distribution reinvestment plan pursuant to which shareholders (except for residents of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Oklahoma, Oregon, Vermont and Washington and clients of participating broker-dealers that do not permit automatic enrollment in the distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of our same class of common stock to which the distribution relates unless they elect to receive their distributions in cash. We expect to use newly issued shares to implement the distribution reinvestment plan.

We may fund our cash distributions to shareholders from any source of funds available to us, including but not limited to offering proceeds, net investment income from operations, capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense support from the Adviser, which is subject to recoupment. In no event, however, will funds be advanced or borrowed for the purpose of distributions, if the amount of such distributions would exceed our accrued and received revenues for the previous four quarters, less paid and accrued operating expenses with respect to such revenues and costs.

Through September 30, 2021, a portion of our distributions resulted from expense support from the Adviser, and future distributions may result from expense support from the Adviser, each of which is subject to repayment by us within three years from the date of payment. The purpose of this arrangement is to avoid distributions being characterized as a return of capital for U.S. federal income tax purposes. Shareholders should understand that any such distribution is not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or the Adviser continues to provide expense support. Shareholders should also understand that our future repayments of expense support will reduce the distributions that they would otherwise receive. There can be no assurance that we will achieve the performance necessary to sustain these distributions, or be able to pay distributions at all.
Sources of distributions, other than net investment income and realized gains on a U.S. GAAP basis, include required adjustments to U.S. GAAP net investment income in the current period to determine taxable income available for distributions. The following tables reflect the sources of cash distributions on a U.S. GAAP basis that we have declared on our shares of common stock during the nine months ended September 30, 2021:

	Nine Months Ended September 30, 2021
Source of Distribution(2)	Per Share(1)	Amount	Percentage
($ in thousands, except per share amounts)
Net investment income	$0.28	$8,269	83.2%
Net realized gain (loss) on investments	0.03	922	9.3
Distributions in excess of net investment income	0.03	744	7.5

Total	$0.34	$9,935	100.0%

(1)	Distributions per share are gross of shareholder servicing fees.
(2)	Data in this table is presented on a consolidated basis.

Share Repurchases

Our Board has complete discretion to determine whether we will engage in any share repurchase, and if so, the terms of such repurchase. At the discretion of our Board, we may use cash on hand, cash available from borrowings, and cash from the sale of our investments as of the end of the applicable period to repurchase shares.

We have commenced a share repurchase program pursuant to which we intend to conduct quarterly repurchase offers to allow our shareholders to tender their shares at a price equal to the net offering price per share for the applicable class of shares on each date of repurchase.

All shares purchased by us pursuant to the terms of each offer to repurchase will be retired and thereafter will be authorized and unissued shares.

We intend to limit the number of shares to be repurchased in each quarter to no more than 5.00% of our outstanding shares of our common stock.

Any periodic repurchase offers are subject in part to our available cash and compliance with the BDC and RIC qualification and diversification rules promulgated under the 1940 Act and the Code, respectively. While we intend to continue to conduct quarterly tender offers as described above, we are not required to do so and may suspend or terminate the share repurchase program at any time.

Offer Date	Class	Tender Offer Expiration	Tender Offer	Purchase Price per Share	Shares Repurchased
August 25, 2021	D	September 30, 2021	$55	$9.31	5,933
August 25, 2021	I	September 30, 2021	$291	$9.32	31,254

Debt

Aggregate Borrowings

Our debt obligations consisted of the following as of September 30, 2021 and December 31, 2020:

	September 30, 2021
($ in thousands)	Aggregate Principal Committed	Outstanding Principal	Amount Available(1)	Net Carrying Value
Promissory Note	$250,000	$—	$250,000	$—
Revolving Credit Facility(2)	600,000	535,251	57,969	529,569
SPV Asset Facility I(3)	300,000	150,000	21,062	148,036
September 2026 Notes(4)	350,000	350,000	—	344,574

Total Debt	$1,500,000	$1,035,251	$329,031	$1,022,179

(1)	The amount available reflects any limitations related to each credit facility’s borrowing base.
(2)	The carrying value of our Revolving Credit Facility is presented net of unamortized debt issuance costs of $5.7 million.
(3)	The carrying value of our SPV Asset Facility I is presented net of unamortized debt issuance costs of $2.0 million.
(4)	The carrying value of our September 2026 Notes is presented net of unamortized debt issuance costs of $5.4 million.

	December 31, 2020
($ in thousands)	Aggregate Principal Committed	Outstanding Principal	Amount Available	Net Carrying Value
Promissory Note	$50,000	$10,000	$40,000	$10,000

Total Debt	$50,000	$10,000	$40,000	$10,000

For the three and nine months ended September 30, 2021, the components of interest expense were as follows:

($ in thousands)	For the Three Months Ended September 30, 2021	For the Nine Months Ended September 30, 2021
Interest expense	$3,104	$4,340
Amortization of debt issuance costs	359	626

Total Interest Expense	$3,463	$4,966

Average interest rate	2.7%	3.0%
Average daily borrowings	$450,600	$192,471

Senior Securities

Information about our senior securities is shown in the following table as of September 30, 2021 and December 31, 2020.

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities(1) ($ in millions)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
Promissory Note
September 30, 2021 (unaudited)	$—	$—	—	N/A
December 31, 2020	$10.0	$2,226.8	—	N/A
SPV Asset Facility I
September 30, 2021 (unaudited)	$150.0	$1,603.7	—	N/A
Revolving Credit Facility
September 30, 2021 (unaudited)	$535.3	$1,603.7	—	N/A
September 2026 Notes
September 30, 2021 (unaudited)	$350.0	$1,603.7	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.
(2)

Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.

(3)

The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “—” in this column indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.(4)Not applicable because the senior securities are not registered for public trading.

Promissory Note

On October 15, 2020, we as borrower, entered into a Loan Agreement (the “Original Loan Agreement”) with Owl Rock Feeder FIC ORCIC Debt LLC (“Feeder FIC Debt”), an affiliate of the Adviser, as lender, to enter into revolving promissory notes (the “Promissory Notes”) to borrow up to an aggregate of $50 million from Feeder FIC Debt.

On March 31, 2021, we entered into an amendment to the Original Loan Agreement to increase the aggregate amount that could be borrowed pursuant to the Promissory Note from $50 million to $75 million. The Original Loan Agreement was amended and restated (as amended through the date hereof, the “Loan Agreement”) on May 12, 2021. On August 26, 2021, we entered into an amendment to the Loan Agreement to increase the aggregate amount that could be borrowed pursuant to the Promissory Note from $75 million to $100 million. On September 13, 2021, we entered into a second amendment to the Loan Agreement to increase the aggregate amount that could be borrowed pursuant to the Promissory Note from $100 million to $250 million and extended the maturity date to February 28, 2023. We may re-borrow any amount repaid; however there is no funding commitment between Feeder FIC Debt and us.

The interest rate on amounts borrowed pursuant to Promissory Notes, prior to May 12, 2021, was based on either the rate of interest for a LIBOR-Based Advance or the rate of interest for a Prime-Based Advance as defined in the Loan and Security Agreement, dated as of February 20, 2020, as amended from time to time, by and among the Owl Rock Capital Advisors LLC, as borrower, East West Bank, as Administrative Agent, Issuing Lender, Swingline Lender and a Lender and Investec Bank PLC as a Lender.

The interest rate on amounts borrowed pursuant to the Promissory Notes after May 12, 2021 is based on the lesser of the rate of interest for an ABR Loan or a Eurodollar Loan under the Credit Agreement dated as of

April 15, 2021, as amended or supplemented from time to time, by and among the Adviser, as borrower, the several lenders from time to time party thereto, MUFG Union Bank, N.A., as Collateral Agent and MUFG Bank, Ltd., as Administrative Agent.

The unpaid principal balance of the Revolving Promissory Note and accrued interest thereon is payable by us from time to time at the discretion of us but immediately due and payable upon 120 days written notice by Owl Rock Feeder FIC ORCIC Debt LLC, and in any event due and payable in full no later than February 28, 2023. We intend to use the borrowed funds to, among other things, make investments in portfolio companies consistent with its investment strategies.

Revolving Credit Facility

On April 14, 2021, we entered into a Senior Secured Revolving Credit Agreement (the “Revolver”). The parties to the Facility include us, as Borrower, the lenders from time to time parties thereto (each a “Lender” and collectively, the “Lenders”), Sumitomo Mitsui Banking Corporation as Administrative Agent, Sumitomo Mitsui Banking Corporation and MUFG Union Bank, N.A. as Joint Lead Arrangers, Joint Book Runners and Syndication Agents, and JPMorgan Chase Bank, N.A. and Bank of America, N.A., as Documentation Agents.

On September 29, 2021, we entered into an amendment to the Revolver to among other things, (i) change the rate under the Revolver for borrowings denominated in Sterling from a LIBOR-based rate to daily simple SONIA (Sterling Overnight Index Average) subject to certain adjustments specified in the Revolver and (ii) change the rate under the Revolver for borrowings denominated in Swiss Francs from a LIBOR-based rate to SARON (Swiss Average Rate Overnight) subject to certain adjustments specified in the Revolver. The other material terms of the Revolver were unchanged

The Revolver is guaranteed by OR Lending IC LLC, our subsidiary, and will be guaranteed by certain domestic subsidiaries of ours that are formed or acquired by us in the future (collectively, the “Guarantors”). Proceeds of the Revolver may be used for general corporate purposes, including the funding of portfolio investments.

The maximum principal amount of the Revolver is $600,000,000, subject to availability under the borrowing base, which is based on our portfolio investments and other outstanding indebtedness. Maximum capacity under the Revolver may be increased to $1,100,000,000 through the exercise by the Borrower of an uncommitted accordion feature through which existing and new lenders may, at their option, agree to provide additional financing. The Revolver is secured by a perfected first-priority interest in substantially all of the portfolio investments held by us and each Guarantor, subject to certain exceptions, and includes a $50,000,000 limit for swingline loans.

The availability period under the Revolver will terminate on April 14, 2025 (“Commitment Termination Date”) and the Revolver will mature on April 14, 2026 (“Maturity Date”). During the period from the Commitment Termination Date to the Maturity Date, we will be obligated to make mandatory prepayments under the Revolver out of the proceeds of certain asset sales and other recovery events and equity and debt issuances.

We may borrow amounts in U.S. dollars or certain other permitted currencies. Amounts drawn under the Revolver, will bear interest at either LIBOR plus a margin of 2.00%, or the prime rate plus a margin of 1.00%. We may elect either the LIBOR or prime rate at the time of drawdown, and loans may be converted from one rate to another at any time at our option, subject to certain conditions. Further, the Revolver builds in a hardwired approach for the replacement of LIBOR loans in U.S. dollars. For LIBOR loans in other permitted currencies, the Revolver includes customary fallback mechanics for us and the Administrative Agent to select an alternative benchmark, subject to the negative consent of required Lenders. We will also pay a fee of 0.375% on undrawn amounts under the Revolver.

The Revolver includes customary covenants, including certain limitations on the incurrence by us of additional indebtedness and on our ability to make distributions to its shareholders, or redeem, repurchase or retire shares of stock, upon the occurrence of certain events and certain financial covenants related to asset coverage and liquidity and other maintenance covenants, as well as customary events of default.

SPV Asset Facility I

On September 16, 2021 (the “SPV Asset Facility I Closing Date”), Core Income Funding I LLC (“Core Income Funding I”), a Delaware limited liability company and newly formed wholly-owned subsidiary of ours entered into a Credit Agreement (the “SPV Asset Facility I”), with Core Income Funding I, as borrower, the lenders from time to time parties thereto (the “Lenders”), Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company as Collateral Agent and Alter Domus (US) LLC as Document Custodian.

From time to time, we expect to sell and contribute certain investments to Core Income Funding I pursuant to a Sale and Contribution Agreement by and between us and Core Income Funding I. No gain or loss will be recognized as a result of the contribution. Proceeds from the SPV Asset Facility I will be used to finance the origination and acquisition of eligible assets by Core Income Funding I, including the purchase of such assets from us. We retain a residual interest in assets contributed to or acquired by Core Income Funding I through its ownership of Core Income Funding I. The maximum principal amount of the Credit Facility is $300 million; the availability of this amount is subject to an overcollateralization ratio test, which is based on the value of Core Income Funding I’s assets from time to time, and satisfaction of certain conditions, including an interest coverage ratio test, certain concentration limits and collateral quality tests.

The SPV Asset Facility I provides for the ability to (1) draw term loans and (2) draw and redraw revolving loans under the SPV Asset Facility I for a period of up to two years after the Closing Date unless the revolving commitments are terminated or converted to term loans sooner as provided in the SPV Asset Facility I (the “Commitment Termination Date”). Unless otherwise terminated, the SPV Asset Facility I will mature on September 16, 2031 (the “Stated Maturity”). Prior to the Stated Maturity, proceeds received by Core Income Funding I from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings, and the excess may be returned to us, subject to certain conditions. On the Stated Maturity, Core Income Funding I must pay in full all outstanding fees and expenses and all principal and interest on outstanding borrowings, and the excess may be returned to us.

Amounts drawn bear interest at LIBOR (or, in the case of certain lenders that are commercial paper conduits, the lower of their cost of funds and LIBOR plus 0.25%) plus an applicable margin that ranges from 1.55% to 2.15% depending on a ratio of broadly syndicated loans to middle market loans in the collateral. From the Closing Date to the Commitment Termination Date, there is a commitment fee that steps up during the year after the Closing Date from 0.00% to 0.625% per annum on the undrawn amount, if any, of the revolving commitments in the SPV Asset Facility I . The SPV Asset Facility I contains customary covenants, including certain financial maintenance covenants, limitations on the activities of Core Income Funding I, including limitations on incurrence of incremental indebtedness, and customary events of default. The SPV Asset Facility I is secured by a perfected first priority security interest in the assets of Core Income Funding I and on any payments received by Core Income Funding I in respect of those assets. Assets pledged to the Lenders will not be available to pay our debts.

Unsecured Notes

September 2026 Notes

On September 21, 2021, we issued $350 million aggregate principal amount of 3.125% notes due 2026 (the “September 2026 Notes”) in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and for initial resale to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A promulgated under the Securities Act. The September 2026 Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

The September 2026 Notes were issued pursuant to an Indenture dated as of September 23, 2021 (the “Base Indenture”), between us and Wells Fargo Bank, National Association, as trustee (the “Trustee”), and a First Supplemental Indenture, dated as of September 23, 2021 (the “First Supplemental Indenture” and together with the Base Indenture, the “September 2026 Indenture”), between us and the Trustee. The September 2026 Notes will mature on September 23, 2026 and may be redeemed in whole or in part at our option at any time or from time to time at the redemption prices set forth in the September 2026 Indenture. The September 2026 Notes initially bear interest at a rate of 3.125% per year payable semi-annually on March 23 and September 23 of each year, commencing on March 23, 2022. Concurrent with the issuance of the September 2026 Notes, we entered into a Registration Rights Agreement for the benefit of the purchasers of the September 2026 Notes. Pursuant to the Registration Rights Agreement, we are obligated to file a registration statement with the SEC with respect to an offer to exchange the September 2026 Notes for a new issue of debt securities registered under the Securities Act with terms substantially identical to those of the September 2026 Notes (except for provisions relating to transfer restrictions and payment of additional interest) and to use our commercially reasonable efforts to consummate such exchange offer on the earliest practicable date after the registration statement has been declared effective but in no event later than 365 days after the initial issuance of the September 2026 Notes. If we fail to satisfy our registration obligations under the Registration Rights Agreement, we will be required to pay additional interest to the holders of the September 2026 Notes. The September 2026 Notes will be our direct, general unsecured obligations and will rank senior in right of payment to all of our future indebtedness or other obligations that are expressly subordinated, or junior, in right of payment to the September 2026 Notes. The September 2026 Notes will rank pari passu, or equal, in right of payment with all of our existing and future indebtedness or other obligations that are not so subordinated, or junior. The September 2026 Notes will rank effectively subordinated, or junior, to any of the our future secured indebtedness or other obligations (including unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness. The September 2026 Notes will rank structurally subordinated, or junior, to all existing and future indebtedness and other obligations (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities.

The September 2026 Indenture contains certain covenants, including covenants requiring us to (i) comply with the asset coverage requirements of the 1940 Act, whether or not it is subject to those requirements, and (ii) provide financial information to the holders of the September 2026 Notes and the Trustee if we are no longer subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are described in the September 2026 Indenture.

In addition, if a change of control repurchase event, as defined in the September 2026 Indenture, occurs prior to maturity, holders of the September 2026 Notes will have the right, at their option, to require us to repurchase for cash some or all of the September 2026 Notes at a repurchase price equal to 100% of the aggregate principal amount of the September 2026 Notes being repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

Off-Balance Sheet Arrangements

Portfolio Company Commitments

From time to time, we may enter into commitments to fund investments. As of September 30, 2021 and December 31, 2020, we had the following outstanding commitments to fund investments in current portfolio companies:

Portfolio Company	Investment	September 30, 2021	December 31, 2020
($ in thousands)
ACR Group Borrower, LLC	First lien senior secured revolving loan	$875	$—

Alera Group, Inc.	First lien senior secured delayed draw term loan	23,231	—

Ascend Buyer, LLC (dba PPC Flexible Packaging)	First lien senior secured revolving loan	5,106	—

Apex Group Treasury, LLC	Second lien senior secured delayed draw term loan	6,618	—

Associations, Inc.	First lien senior secured delayed draw term loan A	1,459	—

Associations, Inc.	First lien senior secured delayed draw term loan B	3,575	—

Associations, Inc.	First lien senior secured revolving loan	4,829	—

Associations, Inc.	First lien senior secured delayed draw term loan C	3,575	—

AxiomSL Group, Inc.	First lien senior secured revolving loan	212	212

AxiomSL Group, Inc.	First lien senior secured revolving loan	2,379	—

AxiomSL Group, Inc.	First lien senior secured delayed draw term loan	2,145	—

BCPE Osprey Buyer, Inc. (dba PartsSource)	First lien senior secured delayed draw term loan	31,034	—

BCPE Osprey Buyer, Inc. (dba PartsSource)	First lien senior secured revolving loan	4,655	—

BCTO BSI Buyer, Inc. (dba Buildertrend)	First lien senior secured revolving loan	47	107

Canadian Hospital Specialties Ltd.	First lien senior secured delayed draw term loan	937	—

Canadian Hospital Specialties Ltd.	First lien senior secured revolving loan	468	—

CivicPlus, LLC	First lien senior secured delayed draw term loan	4,400	—

CivicPlus, LLC	First lien senior secured revolving loan	880	—

Denali BuyerCo, LLC (dba Summit Companies)	First lien senior secured delayed draw term loan	24,691	—

Denali BuyerCo, LLC (dba Summit Companies)	First lien senior secured revolving loan	7,407	—

Diamondback Acquisition, Inc. (dba Sphera)	First lien senior secured delayed draw term loan	9,553	—

Dodge Data & Analytics LLC	First lien senior secured revolving loan	125	—

Portfolio Company	Investment	September 30, 2021	December 31, 2020
($ in thousands)

Evolution BuyerCo, Inc. (dba SIAA)	First lien senior secured delayed draw term loan	1,351	—

Evolution BuyerCo, Inc. (dba SIAA)	First lien senior secured revolving loan	676	—

Gaylord Chemical Company, L.L.C.	First lien senior secured revolving loan	791	—

Global Music Rights, LLC	First lien senior secured revolving loan	7,500	—

GovBrands Intermediate, Inc.	First lien senior secured delayed draw term loan	2,752	—

GovBrands Intermediate, Inc.	First lien senior secured revolving loan	587	—

Granicus, Inc.	First lien senior secured delayed draw term loan	136	—

Granicus, Inc.	First lien senior secured revolving loan	161	—

Hercules Borrower, LLC (dba The Vincit Group)	First lien senior secured revolving loan	96	96

Hercules Borrower, LLC (dba The Vincit Group)	First lien senior secured delayed draw term loan	20,239	—

IG Investments Holdings, LLC (dba Insight Global)	First lien senior secured revolving loan	3,613	—

Individual Foodservice Holdings, LLC	First lien senior secured delayed draw term loan	62	99

Individual Foodservice Holdings, LLC	First lien senior secured revolving loan	80	65

Intelerad Medical Systems Inc. (fka 11849573 Canada Inc.)	First lien senior secured revolving loan	917	—

MHE Intermediate Holdings, LLC (dba OnPoint Group)	First lien senior secured delayed draw term loan	5,093	—

MHE Intermediate Holdings, LLC (dba OnPoint Group)	First lien senior secured revolving loan	3,571	—

Milan Laser Holdings LLC	First lien senior secured revolving loan	1,765	—

OB Hospitalist Group, Inc.	First lien senior secured revolving loan	7,993	—

Patriot Acquisition TopCo S.A.R.L (dba Corza Health, Inc.)	First lien senior secured revolving loan	88	—

Peter C. Foy & Associated Insurance Services, LLC	First lien senior secured delayed draw term loan E	17,072	—

Peter C. Foy & Associated Insurance Services, LLC	First lien senior secured revolving loan	6	—

Pluralsight, LLC	First lien senior secured revolving loan	392	—

Quva Pharma, Inc.	First lien senior secured revolving loan	455	—

Refresh Parent Holdings, Inc.	First lien senior secured delayed draw term loan	84	393

Refresh Parent Holdings, Inc.	First lien senior secured revolving loan	95	103

Relativity ODA LLC	First lien senior secured revolving loan	435	—

Portfolio Company	Investment	September 30, 2021	December 31, 2020
($ in thousands)

Sovos Compliance, LLC	First lien senior secured delayed draw term loan	1,104	—

Thunder Purchaser, Inc. (dba Vector Solutions)	First lien senior secured revolving loan	714	—

Thunder Purchaser, Inc. (dba Vector Solutions)	First lien senior secured delayed draw term loan	2,041	—

Troon Golf, L.L.C.	First lien senior secured revolving loan	7,207	—

TEMPO BUYER CORP. (dba Global Claims Services)	First lien senior secured delayed draw term loan	10,317	—

TEMPO BUYER CORP. (dba Global Claims Services)	First lien senior secured revolving loan	5,159	—

Ultimate Baked Goods Midco, LLC	First lien senior secured revolving loan	1,675	—

USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)	First lien senior secured delayed draw term loan	1,734	—

USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)	First lien senior secured revolving loan	1,096	—

Velocity HoldCo III Inc. (dba VelocityEHS)	First lien senior secured revolving loan	142	—

Total Unfunded Portfolio Company Commitments		$245,400	$1,075

We maintain sufficient borrowing capacity to cover outstanding unfunded portfolio company commitments that we may be required to fund. We seek to carefully consider our unfunded portfolio company commitments for the purpose of planning our ongoing financial leverage. Further, we maintain sufficient borrowing capacity within the 150% asset coverage limitation to cover any outstanding portfolio company unfunded commitments we are required to fund.

Organizational and Offering Costs

The Adviser has incurred organization and offering costs on behalf of us in the amount of $2.7 million for the period from April 22, 2020 (Inception) to September 30, 2021, of which $2.7 million has been charged to us pursuant to the Investment Advisory Agreement. Under the Investment Advisory Agreement and Administration Agreement, the Adviser is entitled to receive up to 1.5% of gross offering proceeds raised in our continuous public offering until all organization and offering costs paid by the Adviser have been recovered.

The Adviser has incurred organization and offering costs on behalf of the Company in the amount of $2.3 million for the period from April 22, 2020 (Inception) to December 31, 2020, of which $0.2 million has been charged to the Company pursuant to the Investment Advisory Agreement.

Other Commitments and Contingencies

From time to time, we may become a party to certain legal proceedings incidental to the normal course of our business. As of September 30, 2021, management was not aware of any pending or threatened litigation against us.

Contractual Obligations

A summary of our contractual payment obligations under our credit facilities as of September 30, 2021, is as follows:

	Payments Due by Period
($ in thousands)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Promissory Note	$—	$—	$—	$—	$—
Revolving Credit Facility	535,251	—	—	535,251	—
SPV Asset Facility I	150,000	—	—	—	150,000
September 2026 Notes	350,000	—	—	350,000	—

Total Contractual Obligations	$1,035,251	$—	$—	$885,251	$150,000

Related Party Transactions

We have entered into a number of business relationships with affiliated or related parties, including the following:

•	the Investment Advisory Agreement;

•	the Administration Agreement;

•	the Expense Support Agreement;

•	the Dealer Manager Agreement; and

•	the License Agreement.

In addition to the aforementioned agreements, we rely on exemptive relief that has been granted to our Adviser and certain affiliates to co-invest with other funds managed by the Adviser or its Affiliates, in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors.

Our Board has authorized us to enter into a series of Promissory Notes with an affiliate of our Adviser to borrow up to $250 million.

Critical Accounting Policies

The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting policies should be read in connection with our risk factors as disclosed in our Form 10-K for the fiscal year ended December 31, 2020 and in “RISK FACTORS.”

Investments at Fair Value

Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds received (excluding prepayment fees, if any) and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.

Investments for which market quotations are readily available are typically valued at the bid price of those market quotations. To validate market quotations, we utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available, as is the case for substantially all of our investments, are valued at fair value as determined in good faith by our Board, based on, among other things, the input of the Adviser, our audit committee and independent third-party valuation firm(s) engaged at the direction of the Board.

As part of the valuation process, the Board takes into account relevant factors in determining the fair value of our investments, including: the estimated enterprise value of a portfolio company (i.e., the total fair value of the portfolio company’s debt and equity), the nature and realizable value of any collateral, the portfolio company’s ability to make payments based on its earnings and cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, and overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Board considers whether the pricing indicated by the external event corroborates its valuation.

The Board undertakes a multi-step valuation process, which includes, among other procedures, the following:

•	With respect to investments for which market quotations are readily available, those investments will typically be valued at the bid price of those market quotations;

•

With respect to investments for which market quotations are not readily available, the valuation process begins with the independent valuation firm(s) providing a preliminary valuation of each investment to the Adviser’s valuation committee;

•	Preliminary valuation conclusions are documented and discussed with the Adviser’s valuation committee. Agreed upon valuation recommendations are presented to the Audit Committee;

•	The Audit Committee reviews the valuations recommendations and recommends values for each investment to the Board; and

•	The Board reviews the recommended valuations and determines the fair value of each investment.

We conduct this valuation process on a quarterly basis.

We apply Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements (“ASC 820”), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. Market participants are defined as buyers and sellers in the principal or most advantageous market (which may be a hypothetical market) that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820, we consider its principal market to be the market that has the greatest volume and level of activity. ASC 820 specifies a fair value hierarchy that prioritizes and ranks the level of observability of inputs used in determination of fair value. In accordance with ASC 820, these levels are summarized below:

•	Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access.

•	Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfer occurred. In addition to using the above inputs in investment valuations, we apply the valuation policy approved by our Board that is consistent with ASC 820. Consistent with the valuation policy, we evaluate the source of the inputs, including any markets in which our investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (that is, broker quotes), we subject those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment. For example, we, or the independent valuation firm(s), review pricing support provided by dealers or pricing services in order to determine if observable market information is being used, versus unobservable inputs.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of such investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that may ultimately be realized. Further, such investments are generally less liquid than publicly traded securities and may be subject to contractual and other restrictions on resale. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize amounts that are different from the amounts presented and such differences could be material.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected herein.

Rule 2a-5 under the 1940 Act was recently adopted by the SEC and establishes requirements for determining fair value in good faith for purposes of the 1940 Act. We intend to comply with the new rule`s requirements on or before the compliance date in September 2022.

Interest and Dividend Income Recognition

Interest income is recorded on the accrual basis and includes amortization of discounts or premiums. Certain investments may have contractual payment-in-kind (“PIK”) interest or dividends. PIK interest represents accrued interest that is added to the principal amount of the investment on the respective interest payment dates rather than being paid in cash and generally becomes due at maturity. PIK dividends represent accrued dividends that are added to the shares held of the equity investment on the respective interest payment dates rather than being paid in cash and generally becomes due at a certain trigger date. For the three and nine months ended September 30, 2021, PIK interest and dividends earned was $1.1 million and $1.3 million, representing approximately 7.0% and 6.8% of investment income, respectively. Discounts and premiums to par value on securities purchased are amortized into interest income over the contractual life of the respective security using the effective yield method. The amortized cost of investments represents the original cost adjusted for the amortization of discounts or premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period.

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. If at any point we believe PIK interest is not expected to be realized, the investment generating PIK interest will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest or dividends are generally reversed through interest income. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly-traded portfolio companies.

Distributions

We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. To obtain and maintain our tax treatment as a RIC, we must distribute (or be deemed to distribute) in each taxable year distributions for tax purposes equal to at least 90 percent of the sum of our:

•

investment company taxable income (which is generally our ordinary income plus the excess of realized short-term capital gains over realized net long-term capital losses), determined without regard to the deduction for dividends paid, for such taxable year; and

•	net tax-exempt interest income (which is the excess of our gross tax exempt interest income over certain disallowed deductions) for such taxable year.

As a RIC, we (but not our shareholders) generally will not be subject to U.S. federal tax on investment company taxable income and net capital gains that we distribute to our shareholders.

We intend to distribute annually all or substantially all of such income. To the extent that we retain our net capital gains or any investment company taxable income, we generally will be subject to corporate-level U.S. federal income tax. We can be expected to carry forward our net capital gains or any investment company taxable income in excess of current year dividend distributions, and pay the U.S. federal excise tax as described below.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax payable by us. We may be subject to a nondeductible 4% U.S. federal excise tax if we do not distribute (or are treated as distributing) during each calendar year an amount at least equal to the sum of:

•	98% of our net ordinary income excluding certain ordinary gains or losses for that calendar year;

•	98.2% of our capital gain net income, adjusted for certain ordinary gains and losses, recognized for the twelve-month period ending on October 31 of that calendar year; and

•	100% of any income or gains recognized, but not distributed, in preceding years.

While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% U.S. federal excise tax, sufficient amounts of our taxable income and capital gains may not be distributed and as a result, in such cases, the excise tax will be imposed. In such an event, we will be liable for this tax only on the amount by which we do not meet the foregoing distribution requirement.

We intend to pay monthly distributions to our shareholders out of assets legally available for distribution. All distributions will be paid at the discretion of our Board and will depend on our earnings, financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as our Board may deem relevant from time to time.

To the extent our current taxable earnings for a year fall below the total amount of our distributions for that year, a portion of those distributions may be deemed a return of capital to our shareholders for U.S. federal income tax purposes. Thus, the source of a distribution to our shareholders may be the original capital invested by the shareholder rather than our income or gains. Shareholders should read written disclosure carefully and should not assume that the source of any distribution is our ordinary income or gains.

With respect to distributions we have adopted a distribution reinvestment plan pursuant to which shareholders (except for residents of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Oklahoma, Oregon, Vermont and Washington and clients of participating broker-dealers that do not permit automatic enrollment in the distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of the Company’s same class of common stock to which the distribution relates unless they elect to receive their distributions in cash. We expect to use newly issued shares to implement the distribution reinvestment plan. Shareholders who receive distributions in the form of shares of common stock will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions.

Income Taxes

We have elected to be treated as a BDC under the 1940 Act. We also have elected to be treated as a RIC under the Code beginning with our taxable year ended December 31, 2020 and intend to qualify annually thereafter for tax treatment as a RIC. As a RIC, we generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we distribute at least annually to our shareholders as distributions. Rather, any tax liability related to income earned and distributed by us represents obligations of our investors and will not be reflected in our consolidated financial statements.

To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, we must distribute to our shareholders, for each taxable year, at least 90% of our “investment company taxable income” for that year, which is generally our ordinary income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses. In order for us to not be subject to U.S. federal excise taxes, we must distribute annually an amount at least equal to the sum of (i) 98% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (iii) any net ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years. We, at our discretion, may carry forward taxable income in excess of calendar year dividends and pay a 4% nondeductible U.S. excise tax on this income.

We evaluate tax positions taken or expected to be taken in the course of preparing our consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof. There were no material uncertain tax positions through December 31, 2020. The 2020 tax year remains subject to examination by U.S federal, state and local tax authorities.

Recent Developments

On October 5, 2021, Core Income Funding II LLC (“Core Income Funding II”), a Delaware limited liability company and our newly formed subsidiary entered into a loan and financing and servicing agreement (the “SPV Asset Facility II”), with Core Income Funding II, as borrower, us, as equityholder and service provider, the lenders from time to time parties thereto, Deutsche Bank AG, New York Branch, as Facility Agent, State Street Bank and Trust Company, as collateral agent, and Alter Domus (US) LLC as collateral custodian.

From time to time, we expect to sell and contribute certain loan assets to Core Income Funding II pursuant to a Sale and Contribution Agreement by and between us and Core Income Funding II. No gain or loss will be recognized as a result of the contribution. Proceeds from the SPV Asset Facility II will be used to finance the origination and acquisition of eligible assets by Core Income Funding II, including the purchase of such assets from us. We retain a residual interest in assets contributed to or acquired by Core Income Funding II through our ownership of Core Income Funding II. The maximum principal amount of the SPV Asset Facility II is $500 million; the availability of this amount is subject to the borrowing base, which is determined on the basis of the value and types of Core Income Funding II’s assets from time to time, and satisfaction of certain conditions, including interest spread and weighted average coupon tests, certain concentration limits and collateral quality tests.

The SPV Asset Facility II provides for the ability to borrow, reborrow, repay and prepay advances under the SPV Asset Facility II for a period of up to three years after the Closing Date unless such period is extended or accelerated under the terms of the SPV Asset Facility II (the “Revolving Period”). Unless otherwise extended, accelerated or terminated under the terms of the SPV Asset Facility II, the SPV Asset Facility II will mature on the date that is two years after the last day of the Revolving Period (the “Facility Termination Date”). Prior to the Facility Termination Date, proceeds received by Core Income Funding II from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding advances, and the excess may be returned to the Company, subject to certain conditions. On the Facility Termination Date, Core Income Funding II must pay in full all outstanding fees and expenses and all principal and interest on outstanding advances, and the excess may be returned to us.

Amounts drawn under the SPV Asset Facility II bear interest at LIBOR (or, in the case of certain Lenders that are commercial paper conduits, the lower of (a) their cost of funds and (b) LIBOR, such LIBOR not to be lower than zero) plus a spread equal to 2.00% per annum, which spread will increase (a) on and after the end of the Revolving Period by 0.15% per annum if no event of default has occurred and (b) by 2.00% per annum upon the occurrence of an event of default (such spread, the “Applicable Margin”). LIBOR may be replaced as a base rate under certain circumstances. During the Revolving Period, Core Income Funding II will pay an undrawn fee ranging from 0.00% to 0.25% per annum on the undrawn amount, if any, of the revolving commitments in the SPV Asset Facility II. During the Revolving Period, if the undrawn commitments are in excess of a certain portion (initially 12.5% and increasing in stages to 25%, 50% and 75%) of the total commitments under the SPV Asset Facility II, Core Income Funding II will also pay a make-whole fee equal to the Applicable Margin multiplied by such excess undrawn commitment amount, reduced by the undrawn fee payable on such excess. Core Income Funding II will also pay Deutsche Bank AG, New York Branch, certain fees (and reimburse certain expenses) in connection with its role as facility agent. The SPV Asset Facility II contains customary covenants, including certain financial maintenance covenants, limitations on the activities of Core Income Funding II, including limitations on incurrence of incremental indebtedness, and customary events of default. The SPV Asset Facility II is secured by a perfected first priority security interest in the assets of Core Income Funding II and on any payments received by Core Income Funding II in respect of those assets. Assets pledged to the Lenders will not be available to pay our debts.

Borrowings of Core Income Funding II are considered our borrowings for purposes of complying with the asset coverage requirements under the Investment Company Act of 1940, as amended.

On October 27, 2021, Core Income Funding II LLC, entered into an amendment to the SPV Asset Facility II to among other things, increased the aggregate commitment of the Lenders under the SPV Asset Facility II from $500 million to $1 billion.

On November 2, 2021, our Board declared regular monthly distributions for January 2022 through March 2022. The regular monthly cash distributions, each in the gross amount of $0.05580000 per share, are payable on February 28, 2022, March 31, 2022, and April 29, 2022 to shareholders of records as of 9 PM EST on January 31, 2022, February 28, 2022, and March 31, 2022, respectively.

BUSINESS

Our Company

Owl Rock Core Income Corp. was formed on April 22, 2020 as a corporation under the laws of the State of Maryland. We are an externally managed, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. We have elected to be treated, and intend to qualify annually, as a RIC under the Code for U.S. federal income tax purposes. As a BDC and a RIC, we are required to comply with certain regulatory requirements. As a BDC, at least 70% of our assets must be assets of the type listed in Section 55(a) of the 1940 Act, as described herein. We will not invest more than 30% of our total assets in companies whose principal place of business is outside the United States. See “Regulation” and “Tax Matters.”

We are externally managed by the Adviser, which is a registered investment adviser under the Advisers Act, an indirect subsidiary of Blue Owl (NYSE: OWL) and part of Owl Rock, a division of Blue Owl focused on direct lending. The Adviser is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. The Adviser is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. Since our Adviser began its investment activities in April 2016 through September 30, 2021, our Adviser and its affiliates have originated $43.6 billion aggregate principal amount of investments, and $40.9 billion aggregate principal amount of investments prior to any subsequent exits or repayments, was retained by either us or a corporation or fund advised by our Adviser or its affiliates.

Our investment objective is to generate current income and, to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. Our investment strategy focuses primarily on originating and making loans to, and making debt and equity investments in, U.S. middle-market companies. We invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity and equity-related securities which includes common and preferred stock, securities convertible into common stock, and warrants. We define “middle-market companies” to generally mean companies with EBITDA between $10 million and $250 million annually, and/or annual revenue of $50 million to $2.5 billion at the time of investment. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets, including the high yield and large syndicated loan markets. We generally invest in companies with a low loan-to-value ratio, which we consider to be 50% or below. Our target credit investments will typically have maturities between three and ten years and generally range in size between $10 million and $125 million, although the investment size will vary with the size of our capital base. As of September 30, 2021, excluding certain investments that fall outside our typical borrower profile, our portfolio companies representing 87.9% of our total debt portfolio based on fair value, had weighted average annual revenue of $632 million and weighted average annual EBITDA of $140 million.

While our investment strategy focuses primarily on middle-market companies in the United States, including senior secured loans, we also may invest up to 30% of our portfolio in investments of non-qualifying portfolio companies. Specifically, as part of this 30% basket, we may consider investments in investment funds that are operating pursuant to certain exceptions to the 1940 Act, as well as in debt and equity of companies located outside of the United States and debt and equity of public companies that do not meet the definition of eligible portfolio companies because their market capitalization of publicly traded equity securities exceeds the levels provided for in the 1940 Act. See “Regulation”

As of September 30, 2021, based on fair value, our portfolio consisted of 84.2% first lien senior secured debt investments (of which we consider 65% to be unitranche debt investments (including “last-out” portions of such loans)), 14.2% second-lien senior secured debt investments, 0.1% unsecured debt investments, 0.8% preferred equity investments, and 0.7% common equity investments.

As of September 30, 2021, our weighted average total yield of the portfolio at fair value and amortized cost was 7.0% and 7.0%, respectively, and our weighted average yield of debt and income producing securities at fair value and amortized cost was 7.0% and 7.0%, respectively.

As of September 30, 2021 we had investments in 73 portfolio companies with an aggregate fair value of $1,441.4 million. As of September 30, 2021, we had net leverage of 1.46x debt-to-equity.

We have received an exemptive order that permits us to offer multiple classes of shares of common stock and to impose asset-based servicing and distribution fees and early withdrawal fees. We are offering on a best efforts, continuous basis up to $2,500,000,000 in any combination of amount of shares of Class S, Class D, and Class I common stock. The share classes have different upfront selling commissions and ongoing servicing fees. Each class of common stock will be offered through the Dealer Manager. The Dealer Manager is entitled to receive upfront selling commissions of up to 3.50% of the offering price of each Class S share sold in the offering and 1.50% of the offering price of each Class D share sold. Class I shares are not subject to upfront selling commissions. Any upfront selling commissions for the Class S shares and Class D shares sold in the offering will be deducted from the purchase price. Class S, Class D and Class I shares are currently being offered at prices per share of $9.65, $9.46, and $9.32, respectively, as of November 1, 2021. We intend to sell our shares at a net offering price that we believe reflects the net asset value per share as determined in accordance with the Company’s share pricing policy.

On September 30, 2020, the Adviser purchased 100 shares of our Class I common stock at $10.00 per share, which represents the initial public offering price of such shares. The Adviser will not tender these shares for repurchase as long as the Adviser remains our investment adviser. There is no current intention for the Adviser to discontinue its role. On October 15, 2020, we received a subscription agreement, totaling $25.0 million for the purchase of Class I common shares of our common stock from Owl Rock Feeder FIC ORCIC Equity LLC (“Feeder FIC Equity”), an entity affiliated with the Adviser.

We commenced our continuous public offering of up $2,500,000,000 in any combination of amount of shares of Class S, Class D, and Class I shares of our common stock on November 12, 2020. On November 12, 2020, we sold 700,000 shares pursuant to the subscription agreement from Feeder FIC Equity and met the minimum offering requirement for our continuous public offering of $2.5 million. The purchase price of these shares sold in the private placement was $10.00 per share. Since commencing our continuous public offering and through November 1, 2021, we have issued approximately 42,925,121 shares of our Class S common stock, approximately 16,481,654 shares of our Class D common stock, and approximately 73,228,168 shares of our Class I common stock in our public offering, and have raised total gross proceeds of approximately $403.4 million, approximately $153.3 million, and approximately $682.1 million, respectively, including seed capital of $1,000 contributed by the Adviser in September 2020 and approximately $25.0 million in gross proceeds raised from Feeder FIC Equity. The shares purchased by the Adviser and Feeder FIC Equity are subject to a lock-up pursuant to FINRA Rule 5110(e)(1) for a period of 180 days from the date of commencement of sales in the offering, and the Adviser, Feeder FIC Equity and their permitted assignees may not engage in any transaction that would result in the effective economic disposition of the Class I shares.

We generally intend to distribute, out of assets legally available for distribution, substantially all of our available earnings, on a monthly basis, as determined by our Board in its discretion.

To achieve our investment objective, we will leverage the Adviser’s investment team’s expertise, skill and network of business contacts. There are no assurances that we will achieve our investment objective.

From time to time, we may be exposed to significant market risk. Our investment portfolio may be concentrated. We are subject to certain investment restrictions with respect to leverage and type of investment. See “Risk Factors.”

We may borrow money from time to time if immediately after such borrowing, the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred stock, if any, is at least 150%. This means that generally, we can borrow up to $2 for every $1 of investor equity. We have entered into the Promissory Note and the Revolver, and in the future may enter into additional credit facilities. We expect to use the proceeds from any such credit facility, along with proceeds from the rotation of our portfolio and proceeds from our continuous public offering to finance our investment objectives. See “Regulation” for discussion of BDC regulation and other regulatory considerations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Debt.”

The Adviser and Administrator – Owl Rock Capital Advisors LLC

Owl Rock Capital Advisors LLC serves as our investment adviser pursuant to an advisory agreement, which was entered into on May 18, 2021 (the “Investment Advisory Agreement”) between us and the Adviser. See “Management and Other Agreements and Fees — Investment Advisory Agreement.” The Adviser also serves as our Administrator pursuant to an administration agreement between us and the Adviser, which was entered into on May 18, 2021 (the “Administration Agreement”). See ““Management and Other Agreements and Fees — Administration Agreement.”

Our Adviser is a Delaware limited liability company that has registered with the SEC as an investment adviser under the Advisers Act. The Adviser is an indirect subsidiary of Blue Owl and part of Owl Rock, a division of Blue Owl focused on direct lending. Blue Owl is a leading alternative asset management firm that offers differentiated capital solutions through Owl Rock, its direct lending business, and Dyal, its GP Capital Solutions business, which focuses on providing capital solutions to alternative investment managers.

Our Owl Rock Division of Blue Owl is comprised of the Owl Rock Advisers, and is led by its three co-founders, Douglas I. Ostrover, Marc S. Lipschultz and Craig W. Packer. The Adviser’s investment team is also led by Douglas I. Ostrover, Marc S. Lipschultz and Craig W. Packer and is supported by certain members of the Adviser’s senior executive team and the investment committee (the “Investment Committee”). The Investment Committee is comprised of Douglas I. Ostrover, Marc S. Lipschultz, Craig W. Packer, Alexis Maged and Jeff Walwyn. Subject to the overall supervision of the Board, the Adviser manages our day-to-day operations, and provides investment advisory and management services to us.

The Adviser’s investment team is also led by Douglas I. Ostrover, Marc S. Lipschultz and Craig W. Packer and is supported by certain members of the Adviser’s senior executive team and the investment committee (the “Investment Committee”). All investment decisions require the unanimous approval of the Investment Committee, which is currently comprised of Douglas I. Ostrover, Marc S. Lipschultz, Craig W. Packer and Alexis Maged. Subject to the overall supervision of the Board, the Adviser manages our day-to-day operations, and provides investment advisory and management services to us.

As of September 30, 2021, the Owl Rock Advisers managed $34.6 billion in assets under management. The Owl Rock Advisers focus on direct lending to middle market companies primarily in the United States under the following four investment strategies:

Strategy	Funds	Asset Under Management

Diversified Lending. The Owl Rock Advisers primarily originate and make loans to, and make debt and equity investments in, U.S. middle market companies The Owl Rock Advisers invest in senior secured or	The diversified lending strategy is currently managed through four BDCs and a separately managed account: the Company, Owl Rock Capital Corporation (“ORCC”), Owl Rock Capital Corporation II	As of September 30, 2021, the Owl Rock Advisers have $22.2 billion of assets under management across these products.

Strategy	Funds	Asset Under Management
unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity and equity-related securities including warrants, preferred stock and similar forms of senior equity, which may or may not be convertible into a portfolio company’s common equity. The investment objective of the funds with this investment strategy is to generate current income and, to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns.	(“ORCC II”), Owl Rock Capital Corporation III (“ORCC III”), and the Diversified Lending Managed Account.

Technology Lending. The Owl Rock Advisers are focused primarily on originating and making debt and equity investments in technology-related companies based primarily in the United States. The Owl Rock Advisers originate and invest in senior secured or unsecured loans, subordinated loans or mezzanine loans, and equity-related securities including common equity, warrants, preferred stock and similar forms of senior equity, which may or may not be convertible into a portfolio company’s common equity. The investment objective of the funds with this investment strategy is to maximize total return by generating current income from debt investments and other income producing securities, and capital appreciation from our equity and equity-linked investments.	The technology lending strategy is managed through Owl Rock Technology Finance Corp. (“ORTF”) and Owl Rock Technology Income Corp. (“ORTIC”, and together with ORCC, ORCC II, ORCC III, ORTF, and the Company, “the Owl Rock BDCS”).	As of September 30, 2021, the Owl Rock Advisers have $6.7 billion of assets under management across these products.

First Lien Lending. The Owl Rock Advisers seek to realize significant current income with an emphasis on preservation of capital primarily through originating primary transactions in and, to a lesser extent, secondary transactions of first lien senior secured loans in or related to middle market businesses based primarily in the United States.	The first lien lending strategy is managed through a private fund and separately managed accounts (the “First Lien Funds”).	As of September 30, 2021, the Owl Rock Advisers have $3.7 billion of assets under management across these products.

Opportunistic Lending. The Owl Rock Advisers intend to make	The opportunistic lending strategy is managed through a private fund	As of September 30, 2021, the Owl Rock Advisers have

Strategy	Funds	Asset Under Management
opportunistic investments in U.S. middle-market companies by providing a variety of approaches to financing, including but not limited to originating and/or investing in secured debt, unsecured debt, mezzanine debt, other subordinated debt, interests senior to common equity, as well as equity securities (or rights to acquire equity securities) which may or may not be acquired in connection with a debt financing transaction, and doing any and all things necessary, convenient or incidental thereto as necessary or desirable to promote and carry out such purpose. The funds with this investment strategy seek to generate attractive risk-adjusted returns by taking advantage of credit opportunities in U.S. middle-market companies with liquidity needs and market leaders seeking to improve their balance sheets.	and separately managed accounts (the “Opportunistic Lending Funds” and together with the First Lien Funds and the Diversified Lending Managed Account, the “Owl Rock Private Funds”).	$2.0 billion of assets under management across these products.

We refer to the Owl Rock BDCs and the Owl Rock Private Funds, as the “Owl Rock Clients.” In addition to the Owl Rock Clients, the Adviser and its affiliates may provide management or investment advisory services to entities that have overlapping objectives with us. The Adviser and its affiliates may face conflicts in the allocation of investment opportunities to us and others. In order to address these conflicts, the Owl Rock Advisers have put in place an investment allocation policy that addresses the allocation of investment opportunities as well as co-investment restrictions under the 1940 Act.

In addition, the Adviser and certain of its affiliates have been granted exemptive relief by the SEC to co-invest with other funds managed by the Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. In addition, pursuant to an exemptive order issued by the SEC on April 8, 2020 and applicable to all BDCs, through December 31, 2020, we were permitted, subject to the satisfaction of certain conditions, to complete follow-on investments in our existing portfolio companies with certain private funds managed by the Adviser or its affiliates and covered by our exemptive relief, even if such funds had not previously invested in such existing portfolio company. Without this order, private funds would generally not be able to participate in such follow-on investments with us unless the private funds had previously acquired securities of the portfolio company in a co-investment transaction with us. Although the conditional exemptive order has expired, the SEC’s Division of Investment Management has indicated that until March 31, 2022, it will not recommend enforcement action, to the extent that any BDC with an existing co-investment order continues to engage in certain transactions described in the conditional exemptive order, pursuant to the same terms and conditions described therein.

The Owl Rock Advisers’ investment allocation policy incorporates the conditions of the exemptive relief. As a result of the exemptive relief, there could be significant overlap in our investment portfolio and the investment portfolio of the Owl Rock Clients and/or other funds established by the Owl Rock Advisers that could avail themselves of the exemptive relief. See “Risk Factors — Risks Related to Our Adviser and Its Affiliates —We may compete for capital and investment opportunities with other entities managed by our Adviser or its affiliates, subjecting our Adviser to certain conflicts of interest.”

The Adviser or its affiliates may engage in certain origination activities and receive attendant arrangement, structuring or similar fees. See “Risk Factors —Risks Related to Our Adviser and Its Affiliates — The Adviser and its affiliates may face conflicts of interest with respect to services performed for issuers in which we may invest.”

The Adviser’s address is 399 Park Avenue, 38th floor, New York, NY 10022.

Sponsor Investment

On September 30, 2020, the Adviser purchased 100 Class I shares at $10.00 per share, which represented the initial offering price. The Adviser will not tender these shares for repurchase as long as the Adviser remains our investment adviser. There is no current intention for the Adviser to discontinue its role. On October 15, 2020, we received a subscription agreement, totaling $25.0 million for the purchase of Class I common shares of its common stock from Owl Rock Feeder FIC ORCIC Equity LLC (“Feeder FIC Equity”), an entity affiliated with the Adviser. Pursuant to the terms of that subscription agreement, Feeder FIC Equity agreed to pay for such Class I shares upon demand by one of our executive officers. Such purchase or purchases of our Class I shares were included for purposes of determining when we satisfied the minimum offering requirement.

Affiliated Dealer Manager

The Dealer Manager, Blue Owl Securities, is an affiliate of Owl Rock Capital Partners and will not make an independent review of us or the offering. This relationship may create conflicts in connection with the dealer manager’s due diligence obligations under the federal securities laws. Although the Dealer Manager will examine the information in this prospectus for accuracy and completeness, due to its affiliation with the Adviser, no independent review of us will be made in connection with the distribution of our shares in this offering. Blue Owl Securities is registered as a broker-dealer and is a member of FINRA and SIPC.

Potential Market Trends

We believe the middle-market lending environment provides opportunities for us to meet our goal of making investments that generate attractive risk-adjusted returns based on a combination of the following factors:

Limited Availability of Capital for Middle-Market Companies. We believe that regulatory and structural changes in the market have reduced the amount of capital available to U.S. middle-market companies. In particular, we believe there are currently fewer providers of capital to middle-market companies. We believe that many commercial and investment banks have, in recent years, de-emphasized their service and product offerings to middle-market businesses in favor of lending to large corporate clients and managing capital markets transactions. In addition, these lenders may be constrained in their ability to underwrite and hold bank loans and high yield securities for middle-market issuers as they seek to meet existing and future regulatory capital requirements. We also believe that there is a lack of market participants that are willing to hold meaningful amounts of certain middle-market loans. As a result, we believe our ability to minimize syndication risk for a company seeking financing by being able to hold its loans without having to syndicate them, coupled with reduced capacity of traditional lenders to serve the middle-market, present an attractive opportunity to invest in middle-market companies.

Capital Markets Have Been Unable to Fill the Void in U.S. Middle-Market Finance Left by Banks. While underwritten bond and syndicated loan markets have been robust in recent years, middle-market companies are less able to access these markets for reasons including the following:

High Yield Market — Middle-market companies generally are not issuing debt in amounts large enough to be attractively sized bonds. High yield bonds are generally purchased by institutional investors who, among other things, are focused on the liquidity characteristics of the bond being issued. For example, mutual funds and exchange traded funds (“ETFs”) are significant buyers of underwritten bonds. However, mutual funds and ETFs generally require the ability to liquidate their investments quickly in order to fund investor redemptions and/or comply with regulatory requirements. Accordingly, the existence of an active secondary market for bonds is an important consideration in these entities’ initial investment decision. Because there typically is little or no active secondary market for the debt of U.S. middle-market companies, mutual funds and ETFs generally do not provide debt capital to U.S. middle-market companies. We believe this is likely to be a persistent problem and creates an advantage for those like us who have a more stable capital base and have the ability to invest in illiquid assets.

Syndicated Loan Market — While the syndicated loan market is modestly more accommodating to middle-market issuers, as with bonds, loan issue size and liquidity are key drivers of institutional appetite and, correspondingly, underwriters’ willingness to underwrite the loans. Loans arranged through a bank are done either on a “best efforts” basis or are underwritten with terms plus provisions that permit the underwriters to change certain terms, including pricing, structure, yield and tenor, otherwise known as “flex,” to successfully syndicate the loan, in the event the terms initially marketed are insufficiently attractive to investors. Furthermore, banks are generally reluctant to underwrite middle-market loans because the arrangement fees they may earn on the placement of the debt generally are not sufficient to meet the banks’ return hurdles. Loans provided by companies such as ours provide certainty to issuers in that we can commit to a given amount of debt on specific terms, at stated coupons and with agreed upon fees. As we are the ultimate holder of the loans, we do not require market “flex” or other arrangements that banks may require when acting on an agency basis.

Robust Demand for Debt Capital. We believe U.S. middle-market companies will continue to require access to debt capital to refinance existing debt, support growth and finance acquisitions. In addition, we believe the large amount of uninvested capital held by funds of private equity firms, estimated by Preqin Ltd., an alternative assets industry data and research company, to be $2.3 trillion as of November 2021, will continue to drive deal activity. We expect that private equity sponsors will continue to pursue acquisitions and leverage their equity investments with secured loans provided by companies such as us.

The Middle-Market is a Large Addressable Market. According to GE Capital’s National Center for the Middle-Market 2nd quarter 2021 Middle-Market Indicator, there are nearly 200,000 U.S. middle-market companies, which have approximately 48 million aggregate employees. Moreover, the U.S. middle-market accounts for one-third of private sector gross domestic product (“GDP”). GE defines U.S. middle-market companies as those between $10 million and $1 billion in annual revenue, which we believe has significant overlap with our definition of U.S. middle-market companies.

Attractive Investment Dynamics. An imbalance between the supply of, and demand for, middle-market debt capital creates attractive pricing dynamics. We believe the directly negotiated nature of middle-market financings also generally provides more favorable terms to the lender, including stronger covenant and reporting packages, better call protection, and lender-protective change of control provisions. Additionally, we believe BDC managers’ expertise in credit selection and ability to manage through credit cycles has generally resulted in BDCs experiencing lower loss rates than U.S. commercial banks through credit cycles. Further, we believe that historical middle-market default rates have been lower, and recovery rates have been higher, as compared to the larger market capitalization, broadly distributed market, leading to lower cumulative losses. Lastly, we believe that in the current environment, as the economy reopens following the economic shutdown resulting from the COVID-19 national health emergency, lenders with available capital may be able to take advantage of attractive investment opportunities as the economy reopens and may be able to achieve improved economic spreads and documentation terms.

Conservative Capital Structures. Following the credit crisis, which we define broadly as occurring between mid-2007 and mid-2009, lenders have generally required borrowers to maintain more equity as a percentage of their total capitalization, specifically to protect lenders during economic downturns. With more conservative capital structures, U.S. middle-market companies have exhibited higher levels of cash flows available to service their debt. In addition, U.S. middle-market companies often are characterized by simpler capital structures than larger borrowers, which facilitates a streamlined underwriting process and, when necessary, restructuring process.

Attractive Opportunities in Investments in Loans. We invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity and equity-related securities. We believe that opportunities in senior secured loans are significant because of the floating rate structure of most senior secured debt issuances and because of the strong defensive characteristics of these types of investments. Given the current low interest rate environment, we believe that debt issues with floating interest rates offer a superior return profile as compared with fixed-rate investments, since floating rate structures are generally less susceptible to declines in value experienced by fixed-rate securities in a rising interest rate environment. Senior secured debt also provides strong defensive characteristics. Senior secured debt has priority in payment among an issuer’s security holders whereby holders are due to receive payment before junior creditors and equity holders. Further, these investments are secured by the issuer’s assets, which may provide protection in the event of a default.

Potential Competitive Advantages

We believe that our Adviser’s disciplined approach to origination, fundamental investment analysis, portfolio construction and risk management should allow us to achieve attractive risk-adjusted returns while preserving our capital. We believe that we represent an attractive investment opportunity for the following reasons:

Experienced Team with Expertise Across all Levels of the Corporate Capital Structure. The members of the Investment Committee have an average of 25 years of experience in private lending and investing at all levels of a company’s capital structure, including in high yield securities, leveraged loans, high yield credit derivatives, distressed securities and equity securities, as well as experience in operations, corporate finance and mergers and acquisitions. The members of the Investment Committee have diverse backgrounds with investing experience through multiple business and credit cycles. Moreover, certain members of the Investment Committee and other executives and employees of the Adviser and its affiliates have operating and/or investing experience on behalf of business development companies. We believe this experience provides the Adviser with an in-depth understanding of the strategic, financial and operational challenges and opportunities of middle-market companies and will afford it numerous tools to manage risk while preserving the opportunity for attractive risk-adjusted returns on our investments.

Distinctive Origination Platform. We anticipate that a substantial majority of our investments will be sourced directly. We believe that our origination platform will provide us the ability to originate investments without the assistance of investment banks or other traditional Wall Street intermediaries.

The investment team includes over 80 investment professionals and is responsible for originating, underwriting, executing and managing the assets of our direct lending transactions and for sourcing and executing opportunities directly. The investment team has significant experience as transaction originators and building and maintaining strong relationships with private equity sponsors and companies. In addition, we believe that the formation of Blue Owl has enhanced the investment team’s investment sourcing capabilities as a result of the combination of Owl Rock’s and Dyal’s relationships with the alternative asset management community by increasing the opportunities for them to utilize Blue Owl’s resources and its relationships with the financial sponsor community and service providers, which we believe may result in an increased pipeline of deal opportunities.

The investment team also maintains direct contact with banks, corporate advisory firms, industry consultants, attorneys, investment banks, “club” investors and other potential sources of lending opportunities. We believe our Adviser’s ability to source through multiple channels will allow us to generate investment opportunities that have more attractive risk-adjusted return characteristics than by relying solely on origination flow from investment banks or other intermediaries and to be more selective investors.

Since its inception in April 2016 through September 30, 2021, our Adviser and its affiliates have reviewed over 5,800 direct lending opportunities and sourced potential investment opportunities from over 585 private equity sponsors and venture capital firms. We believe that our Adviser will receive “early looks” and “last looks” based on its and Blue Owl’s relationships, allowing it to be highly selective in the transactions it pursues.

Potential Long-Term Investment Horizon. We believe our potential long-term investment horizon gives us flexibility, allowing us to maximize returns on our investments. We invest using a long-term focus, which we believe provides us with the opportunity to increase total returns on invested capital, as compared to other private company investment vehicles or investment vehicles with daily liquidity requirements (e.g., open-ended mutual funds and ETFs).

Defensive, Income-Orientated Investment Philosophy. Our Adviser employs a defensive investment approach focused on long-term credit performance and principal protection. This investment approach involves a multi-stage selection process for each investment opportunity as well as ongoing monitoring of each investment made, with particular emphasis on early detection of credit deterioration. This strategy is designed to minimize potential losses and achieve attractive risk adjusted returns.

Active Portfolio Monitoring. Our Adviser closely monitors the investments in our portfolio and takes a proactive approach to identifying and addressing sector- or company-specific risks. Our Adviser receives and reviews detailed financial information from portfolio companies no less than quarterly and seeks to maintain regular dialogue with portfolio company management teams regarding current and forecasted performance. In addition, our Adviser has built out its portfolio management team to include workout experts who closely monitor our portfolio companies and assess each portfolio company’s operational and liquidity exposure and outlook. Although we may invest in “covenant-lite” loans, which generally do not have a complete set of financial maintenance covenants, we anticipate that many of our investments will have financial covenants that we believe will provide an early warning of potential problems facing our borrowers, allowing lenders, including us, to identify and carefully manage risk.

Further, we anticipate that many of our equity investments will provide us the opportunity to nominate a member or observer to our Board of the portfolio company, which we believe will allow us to closely monitor the performance of our portfolio companies.

Investment Selection

The Adviser has identified the following investment criteria and guidelines that it believes are important in evaluating prospective portfolio companies. However, not all of these criteria and guidelines will be met in connection with each of our investments.

Established Companies with Positive Cash Flow. We seek to invest in companies with sound historical financial performance which we believe will tend to be well-positioned to maintain consistent cash flow to service and repay their obligations and maintain growth in their businesses or market share in all market conditions, including in the event of a recession. The Adviser typically focuses on upper middle-market on companies with a history of profitability on an operating cash flow basis. The Adviser does not intend to invest in start-up companies that have not achieved sustainable profitability and cash flow generation or companies with speculative business plans.

Strong Competitive Position in Industry. The Adviser will analyze the strengths and weaknesses of target companies relative to their competitors. The factors the Adviser will consider include relative product pricing, product quality, customer loyalty, substitution risk, switching costs, patent protection, brand positioning and capitalization. We intend to invest in companies that have developed leading positions within their respective markets, are well positioned to capitalize on growth opportunities and operate businesses, exhibit the potential to maintain sufficient cash flows and profitability to service their obligations in a range of economic environments or are in industries with significant barriers to entry. We will seek companies that demonstrate advantages in scale, scope, customer loyalty, product pricing, or product quality versus their competitors that when compared to their competitors, may help to protect their market position and profitability.

Experienced Management Team. We intend to invest in companies that have experienced management teams. We also will seek to invest in companies that have proper incentives in place, including management teams having significant equity interests, to motivate management to act in concert with our interests as an investor.

Diversified Customer and Supplier Base. We generally will seek to invest in companies that have a diversified customer and supplier base. Companies with a diversified customer and supplier base generally are better able to endure economic downturns, industry consolidation, changing business preferences and other factors that may negatively impact their customers, suppliers and competitors.

Exit Strategy. While certain debt investments may be repaid through operating cash flows of the borrower, we expect that the primary means by which we exit our debt investments will be through methods such as strategic acquisitions by other industry participants, initial public offerings of common stock, recapitalizations, refinancings or additional transactions in the capital markets.

Prior to making an equity investment in a prospective portfolio company, we will analyze the potential for that company to increase the liquidity of its equity through a future event that we expect will enable us to realize appreciation in the value of our equity interest. Liquidity events may include an initial public offerings, a private sale of our equity interest to a third party, a merger or an acquisition of the company or a purchase of our equity position by the company or one of its shareholders.

In addition, in connection with our investing activities, we may make commitments with respect to an investment in a potential portfolio company substantially in excess of our final investment. In such situations, while we may initially agree to fund up to a certain dollar amount of an investment, we may sell a portion of such amount such that we are left with a smaller investment than what was reflected in our original commitment.

Financial Sponsorship. We intend to participate in transactions sponsored by what we believe to be high-quality private equity and venture capital firms. We believe that a financial sponsor’s willingness to invest significant sums of equity capital into a company is an explicit endorsement of the quality of their investment. Further, financial sponsors of portfolio companies with significant investments at risk have the ability and a strong incentive to contribute additional capital in difficult economic times should operational issues arise.

Investments in Different Portfolio Companies and Industries. We will seek to invest broadly among portfolio companies and industries, thereby potentially reducing the risk of any one company or industry having a disproportionate impact on the value of our portfolio, however there can be no assurances in this regard. We seek to invest not more than 20% of our portfolio in any single industry classification and target portfolio companies that comprise 1-2% of our portfolio (with no individual portfolio company generally expected to comprise greater than 5% of our portfolio).

Investment Process Overview

Origination and Sourcing. The investment team has an extensive network from which to source deal flow and referrals. Specifically, the Adviser intends to source portfolio investments from a variety of different investment sources, including among others, management teams, financial intermediaries and advisers, investment bankers, private equity sponsors, family offices, accounting firms and law firms. The Adviser believes that its experience across different industries and transaction types makes the Adviser particularly and uniquely qualified to source, analyze and execute investment opportunities with a focus on downside protection and a return of principal.

Due Diligence Process. The process through which an investment decision will be made will involve extensive research into the company, its industry, its growth prospects and its ability to withstand adverse conditions. If one or more of the members of the investment team responsible for the transaction determines that an investment opportunity should be pursued, the Adviser will engage in an intensive due diligence process. Though each transaction may involve a somewhat different approach, the Adviser’s diligence of each opportunity could include:

•	understanding the purpose of the loan, the key personnel and variables, as well as the sources and uses of the proceeds;

•	meeting the company’s management and key personnel, including top and middle level executives, to get an insider’s view of the business, and to probe for potential weaknesses in business prospects;

•	checking management’s backgrounds and references;

•	performing a detailed review of historical financial performance, including performance through various economic cycles, and the quality of earnings;

•	contacting customers and vendors to assess both business prospects and standard practices;

•	conducting a competitive analysis, and comparing the company to its main competitors on an operating, financial, market share and valuation basis;

•	researching the industry for historic growth trends and future prospects as well as to identify future exit alternatives;

•	assessing asset value and the ability of physical infrastructure and information systems to handle anticipated growth;

•	leveraging the Adviser’s internal resources and network with institutional knowledge of the company’s business;

•	assessing business valuation and corresponding recovery analysis;

•	developing downside financial projections and liquidation analysis;

•	reviewing ESG considerations including consulting the Sustainability Accounting Standards Board’s Engagement Guide for ESG considerations; and

•	investigating legal and regulatory risks and financial and accounting systems and practices.

Selective Investment Process. After an investment has been identified and preliminary diligence has been completed, an investment committee memorandum will be prepared. This report will be reviewed by the members of the investment team in charge of the potential investment. If these members of the investment team are in favor of the potential investment, then a more extensive due diligence process will be employed. Additional due diligence with respect to any investment may be conducted on our behalf by attorneys, independent accountants, and other third-party consultants and research firms prior to the closing of the investment, as appropriate on a case-by-case basis.

Structuring and Execution. Approval of an investment requires the unanimous approval of the Investment Committee. Once the Investment Committee has determined that a prospective portfolio company may be suitable for investment, the Adviser works with the management team of that company and its other capital providers, including senior, junior and equity capital providers, if any, to finalize the structure and terms of the investment.

Inclusion of Covenants. Covenants are contractual restrictions that lenders place on companies to limit the corporate actions a company may pursue. Generally, the loans in which we expect to invest will have financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance. However, to a lesser extent, we may invest in “covenant-lite” loans. We use the term “covenant-lite” to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

Portfolio Monitoring. The Adviser will monitor our portfolio companies on an ongoing basis. The Adviser will monitor the financial trends of each portfolio company to determine if it is meeting its business plans and to assess the appropriate course of action with respect to our investment in each portfolio company. The Adviser has a number of methods of evaluating and monitoring the performance and fair value of our investments, which may include the following:

•	assessment of success of the portfolio company in adhering to its business plan and compliance with covenants;

•	periodic and regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments;

•	comparisons to other companies in the portfolio company’s industry;

•	attendance at, and participation in, board meetings; and

•	review of monthly and quarterly financial statements and financial projections for portfolio companies.

Structure of Investments

We expect that our portfolio composition generally will be majority debt or income producing securities, which may include “covenant-lite” loans, with a lesser allocation to equity or equity-linked opportunities. In addition, we may invest a portion of our portfolio in opportunistic investments, which will not be our primary focus, but will be intended to enhance returns to our shareholders. These investments may include high-yield bonds, which are speculative and often referred to as “junk,” and broadly-syndicated loans. We expect that our portfolio composition may fluctuate from time to time based on market conditions and interest rates.

Covenants are contractual restrictions that lenders place on companies to limit the corporate actions a company may pursue. Generally, the loans in which we expect to invest will have financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance. However, to a lesser extent, we may invest in “covenant-lite” loans. We use the term “covenant-lite” to generally refer to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

Our investment objective is to generate current income and, to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns.

Debt Investments. The terms of our debt investments will be tailored to the facts and circumstances of each transaction. The Adviser will negotiate the structure of each investment to protect our rights and manage our risk. We intend to invest in the following types of debt:

•

First-lien debt. First-lien debt typically will be senior on a lien basis to other liabilities in the issuer’s capital structure and has the benefit of a first-priority security interest in assets of the issuer. The security interest ranks above the security interest of any second-lien lenders in those assets. Our first-lien debt may include stand-alone first-lien loans, “last out” first-lien loans, “unitranche” loans (including the “last out” portions of such loans) and secured corporate bonds with similar features to these categories of first-lien loans. As of September 30, 2021, 65% of our first lien debt was comprised of unitranche loans.

•

Stand-alone first-lien loans. Stand-alone first-lien loans are traditional first-lien loans. All lenders in the facility have equal rights to the collateral that is subject to the first-priority security interest.

•

“Last out” first-lien /Unitranche loans. Unitranche loans (including the “last out” portions of such loans) combine features of first-lien, second-lien and mezzanine debt, generally in a first-lien position. In many cases, we intend to provide the issuer most, if not all, of the capital structure above their equity. The primary advantages to the issuer are the ability to negotiate the entire debt financing with one lender and the elimination of intercreditor issues. “Last out” first-lien loans have a secondary priority behind super-senior “first out” first-lien loans in the collateral securing the loans in certain circumstances. The arrangements for a “last out” first-lien loan typically are set forth in an “agreement among lenders,” which will provide lenders with “first out” and “last out” payment streams based on a single lien on the collateral. Since the “first out” lenders generally have priority over the “last out” lenders for receiving payment under certain specified events of default, or upon the occurrence of other triggering events under intercreditor agreements or agreements among lenders, the “last out” lenders bear a greater risk and, in exchange, receive a higher effective interest rate, through arrangements among the lenders, than the “first out” lenders or lenders in stand-alone first-lien loans. Agreements among lenders also typically provide greater voting rights to the “last out” lenders than the intercreditor agreements to which second-lien lenders often are subject. Among the types of first-lien debt in which we may invest, “last out” first-lien loans generally have higher effective interest rates than other types of first-lien loans, since “last out” first-lien loans rank below standalone first-lien loans

•

Second-lien debt. Our second-lien debt may include secured loans, and, to a lesser extent, secured corporate bonds, with a secondary priority behind first-lien debt. Second-lien debt typically is senior on a lien basis to unsecured liabilities in the issuer’s capital structure and has the benefit of a security interest over assets of the issuer, though ranks junior to first-lien debt secured by those assets. First-lien lenders and second-lien lenders typically have separate liens on the collateral, and an intercreditor agreement provides the first-lien lenders with priority over the second-lien lenders’ liens on the collateral.

•

Mezzanine debt. Structurally, mezzanine debt usually ranks subordinate in priority of payment to first-lien and second-lien debt, is often unsecured, and may not have the benefit of financial covenants common in first-lien and second-lien debt. However, mezzanine debt ranks senior to common and preferred equity in an issuer’s capital structure. Mezzanine debt investments generally offer lenders fixed returns in the form of interest payments, which could be paid in-kind, and may provide lenders an opportunity to participate in the capital appreciation, if any, of an issuer through an equity interest. This equity interest typically takes the form of an equity co-investment or warrants. Due to its higher risk profile and often less restrictive covenants compared to senior secured loans, mezzanine debt generally bears a higher stated interest rate than first-lien and second-lien debt.

Our debt investments are typically structured with the maximum security and collateral that we can reasonably obtain while seeking to achieve our total return target. The Adviser seeks to limit the downside potential of our investments by:

•	requiring a total return on our investments (including both interest and potential equity appreciation) that will compensate us for credit risk;

•

negotiating covenants in connection with our investments consistent with preservation of our capital. Such restrictions may include affirmative covenants (including reporting requirements), negative covenants (including financial covenants), lien protection, change of control provisions and board rights, including either observation rights or rights to a seat on the board under some circumstances; and

•	including debt amortization requirements, where appropriate, to require the timely repayment of principal of the loan, as well as appropriate maturity dates.

Within our portfolio, the Adviser intends to maintain the appropriate proportion among the various types of first-lien loans, as well as second-lien debt and mezzanine debt, to allow us to achieve our target returns while maintaining our targeted amount of credit risk.

Equity Investments. Our investment in a portfolio company may include an equity or equity linked interest, such as a warrant or profit participation right. In certain instances, we may make direct equity investments, although we expect that those situations generally will be limited to those cases where we also will be making an investment in a more senior part of the capital structure of the issuer.

Investments

Our investment objective is to generate current income and, to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. Our investment strategy will focus primarily on originating and making loans to, and making debt and equity investments in, U.S. middle-market companies. We may invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity and equity-related securities, which includes common and preferred stock, securities convertible into common stock, and warrants. We define “middle-market companies” to generally mean companies with earnings before interest expense, income tax expense, depreciation and amortization, or “EBITDA,” between $10 million and $250 million annually and/or annual revenue of $50 million to $2.5 billion at the time of investment. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets, including the high yield and large syndicated loan markets. Consistent with our goal of capital preservation, we generally intend to invest in companies with loan-to-value ratios of 50% or lower. Our target credit investments will typically have maturities between three and ten years. Once we raise sufficient capital, we expect that investments typically will have position sizes that range between 1% and 3% of our portfolio, although investment sizes will vary with the size of our capital base, particularly during the period prior to raising sufficient capital. To a lesser extent, we may make investments in syndicated loan opportunities for cash management purposes, which includes but is not limited to maintaining more liquid investments to manage our share repurchase program.

While our investment strategy will focus primarily on middle-market companies in the United States, including senior secured loans, we also may invest up to 30% of our portfolio in investments of non-qualifying portfolio companies. Specifically, as part of this 30% basket, we may consider investments in investment funds that are operating pursuant to certain exceptions to the 1940 Act, as well as in debt and equity of companies located outside of the United States and debt and equity of public companies that do not meet the definition of eligible portfolio companies because their market capitalization of publicly traded equity securities exceeds the levels provided for in the 1940 Act.

Managerial Assistance

BDCs generally must offer to make significant managerial assistance available to the issuer of its investments, except in circumstances where either (i) the BDC controls such issuer or (ii) the BDC purchases such investments in conjunction with one or more other persons acting together and one of the other persons in the group makes available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Competition

Our primary competitors in providing financing to middle-market companies include public and private funds, other BDCs, commercial and investment banks, commercial finance companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer or different risks than we have. Many of our competitors are substantially larger and have considerably greater financial, technical, and marketing resources than we do. Some competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Further, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC, or to the distribution and other requirements we must satisfy to maintain our RIC tax treatment.

Administration

We do not have any direct employees, and our day-to-day investment operations will be managed by the Adviser. We have a chief executive officer, chief financial officer, chief compliance officer, and corporate secretary and, to the extent necessary, our board of directors may elect to appoint additional officers going forward. All of our executive officers are also officers of the Adviser. See “Management and Other Agreements.”

Properties

We do not own or lease any real estate or other physical properties material to our operation. Our headquarters are located at 399 Park Avenue, 38th floor, New York, NY 10022, and are provided by the Adviser pursuant to the Administration Agreement. We believe that our office facilities are suitable and adequate for our business as we contemplate continuing to conduct it.

Legal Proceedings

We and the Adviser are not currently subject to any material pending legal proceedings threatened against us. From time to time, we may be a party to certain legal proceedings incidental to the normal course of our business including the enforcement of our rights under contracts with our portfolio companies.

Furthermore, third parties may try to seek to impose liability on us in connection with the activities of our portfolio companies. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that these proceedings will have a material effect upon our business, financial condition, results of operations or cash flows

SENIOR SECURITIES

Information about our senior securities is shown in the following table as of the end of the fiscal quarter ended September 30, 2021 and the fiscal year ended December 31, 2020. The report of our independent registered public accounting firm on the senior securities table as of December 31, 2020, is attached as an exhibit to the registration statement of which this prospectus is a part.

Class and Period(1)	Total Amount Outstanding Exclusive of Treasury Securities(2) ($ in millions)	Asset Coverage per Unit(3)	Involuntary Liquidating Preference per Unit(4)	Average Market Value per Unit(5)
Promissory Note
September 30, 2021 (unaudited)	$—	$—	—	N/A
December 31, 2020	$10.0	$2,226.8	—	N/A
SPV Asset Facility I
September 30, 2021 (unaudited)	$150.0	$1,603.7	—	N/A
Revolving Credit Facility
September 30, 2021 (unaudited)	$535.3	$1,603.7	—	N/A
September 2026 Notes
September 30, 2021 (unaudited)	$350.0	$1,603.7	—	N/A

(1)	The SPV Asset Facility II closed on October 5, 2021, and is not reflected in this table.
(2)	Total amount of each class of senior securities outstanding at the end of the period presented.
(3)

Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.

(4)

The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “ — ” in this column indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.

(5)	Not applicable because the senior securities are not registered for public trading.

PORTFOLIO COMPANIES

The following table sets forth certain information regarding each of the portfolio companies in which we had a debt or equity investment as of September 30, 2021. We offer to make available significant managerial assistance to our portfolio companies. We may receive rights to observe the meetings of our portfolio companies’ board of directors. Other than these investments, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments. As of September 30, 2021, we did not “control” and are not an “affiliate” of any of our portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, we would “control” a portfolio company if we owned 25.0% or more of its voting securities and would be an “affiliate” of a portfolio company if we owned five percent or more of its voting securities.

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value	Percentage of Net Assets
Global Music Rights, LLC 907 Westwood Blvd #388 · Los Angeles, CA 90024(1)(4)	Advertising and media	First lien senior secured loan	L + 5.75%	8/28/2028	0.0%	$84,375	$82,706	$82,688	13.1%
Global Music Rights, LLC 907 Westwood Blvd #388 · Los Angeles, CA 90024(1) (10)	Advertising and media	First lien senior secured revolving loan	L + 5.75%	8/27/2027	0.0%	—	(148)	(150)	0%
IRI Holdings, Inc. 150 North Clinton Street Chicago, IL 60661-1416(1)(2)	Advertising and media	First lien senior secured loan	L + 4.25%	12/1/2025	0.0%	4,987	4,993	4,980	0.8%
Bleriot US Bidco Inc. 20400 Plummer St. Chatsworth, CA 91311(1)(4)	Aerospace and defense	First lien senior secured loan	L + 4.00%	10/30/2026	0.0%	4,987	4,987	4,989	0.8%
Peraton Corp. 12975 Worldgate Drive, Herndon, VA 20170(1)(2)	Aerospace and defense	First lien senior secured loan	L + 3.75%	2/1/2028	0.0%	4,975	4,987	4,976	0.8%
Peraton Corp. 12975 Worldgate Drive, Herndon, VA 20170(1)(2)	Aerospace and defense	Second lien senior secured loan	L + 7.75%	2/1/2029	0.0%	5,000	4,930	4,963	0.8%
Mavis Tire Express Services Topco Corp. 358 Saw Mill River Road, Suite 17 Millwood, NY 10546(1)(2)	Automotive	First lien senior secured loan	L + 4.00%	5/4/2028	0.0%	9,975	9,928	9,993	1.6%
Metis HoldCo, Inc. 358 Saw Mill River Road, Suite 17 Millwood, NY 10546	Automotive	Series A Convertible Preferred Stock	7.00% PIK	N/A	0.0%	11,077	10,724	10,911	1.7%
Associations, Inc. 5401 North Central Expressway, Suite 300Dallas, TX 75205(1)(4)	Buildings and real estate	First lien senior secured loan	L + 6.50% (incl. 2.50% PIK)	7/2/2027	0.0%	57,145	56,603	56,574	8.9%
Associations, Inc. 5401 North Central Expressway, Suite 300Dallas, TX 75205(1)(4)(10)	Buildings and real estate	First lien senior secured delayed draw term loan A	L + 6.50% (incl. 2.50% PIK)	7/2/2022	0.0%	257	241	240	0%
Associations, Inc. 5401 North Central Expressway, Suite 300Dallas, TX 75205(1)(4)(10)	Buildings and real estate	First lien senior secured delayed draw term loan B	L + 6.50% (incl. 2.50% PIK)	1/2/2023	0.0%	—	(34)	(36)	0%

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value	Percentage of Net Assets
Associations, Inc. 5401 North Central Expressway, Suite 300Dallas, TX 75205(1) (10)	Buildings and real estate	First lien senior secured revolving loan	L + 6.50%	7/2/2027	0.0%	$—	$(46)	$(48)	0%
Associations, Inc. 5401 North Central Expressway, Suite 300Dallas, TX 75205(1)(4)(10)	Buildings and real estate	First lien senior secured delayed draw term loan C	L + 6.50% (incl. 2.50% PIK)	7/2/2023	0.0%	—	(34)	(36)	0%
Dodge Data & Analytics LLC 300 American Metro Blvd. Suite 185 Hamilton, NJ 08619(1)(4)	Buildings and real estate	First lien senior secured loan	L + 7.50%	4/14/2026	0.0%	2,154	2,114	2,116	0.3%
Dodge Data & Analytics LLC 300 American Metro Blvd. Suite 185 Hamilton, NJ 08619(1) (10)	Buildings and real estate	First lien senior secured revolving loan	L + 7.50%	4/14/2026	0.0%	—	(2)	(2)	0%
REALPAGE, INC. 2201 Lakeside Blvd. Richardson, Texas 75082(1)(2)	Buildings and real estate	Second lien senior secured loan	L + 6.50%	4/23/2029	0.0%	2,500	2,464	2,550	0.4%
Skyline Holdco B, Inc. 300 American Metro Blvd. Suite 185 Hamilton, NJ 08619	Buildings and real estate	Series A Preferred Stock	N/A	N/A	<0.1%	143,963	216	216	0%
Apex Group Treasury, LLC Vallis Building, 4th Floor, 58 Par-le-Ville Rd, Hamilton HM11 Bermuda(1)(4)	Business services	Second lien senior secured loan	L + 6.75%	7/27/2029	0.0%	5,000	4,950	4,950	0.8%
Apex Group Treasury, LLC Vallis Building, 4th Floor, 58 Par-la-Ville Rd, Hamilton HM11 Bermuda(1)(4)	Business services	First lien senior secured loan	L + 3.75%	7/27/2028	0.0%	5,000	4,988	4,988	0.8%
Apex Group Treasury, LLC Vallis Building, 4th Floor, 58 Par-le-Ville Rd, Hamilton HM11 Bermuda(1)(4)(10)	Business services	Second lien senior secured delayed draw term loan	L + 6.75%	6/30/2022	0.0%	—	—	—	0%
Denali BuyerCo, LLC (dba Summit Companies) 575 Minnehaha Ave. W. St. Paul, MN 55103(1)(4)	Business services	First lien senior secured loan	L + 5.75%	9/15/2028	0.0%	67,901	67,226	67,222	10.7%
Denali BuyerCo, LLC (dba Summit Companies) 575 Minnehaha Ave. W. St. Paul, MN 55103(1) (10)	Business services	First lien senior secured delayed draw term loan	L + 5.75%	9/15/2023	0.0%	—	(123)	—	0%
Denali BuyerCo, LLC (dba Summit Companies) 575 Minnehaha Ave. W. St. Paul, MN 55103(1) (10)	Business services	First lien senior secured revolving loan	L + 5.75%	9/15/2027	0.0%	—	(74)	(74)	0%

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value	Percentage of Net Assets
Diamondback Acquisition, Inc. (dba Sphera) 130 East Randolph Street Suite 1900 Chicago, IL 60601(1)(4)	Business services	First lien senior secured loan	L + 5.50%	9/13/2028	0.0%	$47,947	$46,994	$46,988	7.5%
Diamondback Acquisition, Inc. (dba Sphera) 130 East Randolph Street Suite 1900 Chicago, IL 60601(1) (10)	Business services	First lien senior secured delayed draw term loan	L + 5.50%	9/13/2023	0.0%	—	(95)	(96)	0%
Hercules Borrower, LLC (dba The Vincit Group) 412 Georgia Avenue #300 Chattanooga, TN 37403(1)(4)	Business services	First lien senior secured loan	L + 6.50%	12/15/2026	0.0%	818	807	818	0.1%
Hercules Borrower, LLC (dba The Vincit Group) 412 Georgia Avenue #300 Chattanooga, TN 37403(1)(4)	Business services	First lien senior secured loan	L + 5.50%	12/15/2026	0.0%	2,221	2,199	2,199	0.3%
Hercules Borrower, LLC (dba The Vincit Group) 412 Georgia Avenue #300 Chattanooga, TN 37403(1) (10)	Business services	First lien senior secured delayed draw term loan	L + 5.50%	9/10/2023	0.0%	—	—	—	0%
Hercules Borrower, LLC (dba The Vincit Group) 412 Georgia Avenue #300 Chattanooga, TN 37403(1) (10)	Business services	First lien senior secured revolving loan	L + 6.50%	12/15/2026	0.0%	—	(1)	—	0%
Hercules Buyer, LLC (dba The Vincit Group) 412 Georgia Avenue #300 Chattanooga, TN 37403	Business services	Unsecured notes	0.48% (PIK)	12/14/2029	0.0%	24	24	24	0%
Packers Holdings, LLC 3681 Prism Lane Kieler, WI 53812 United States(1)(4)	Business services	First lien senior secured loan	L + 3.25%	3/9/2028	0.0%	4,280	4,260	4,258	0.7%
Denali Holding LP (dba Summit Companies) 575 Minnehaha Ave. W. St. Paul, MN 55103	Business services	Common Units	N/A	N/A	0.7%	411,523	4,115	4,115	0.7%
Hercules Blocker 1 LLC 412 Georgia Avenue #300 Chattanooga, TN 37403	Business services	Common Units	N/A	N/A	<0.1%	12	10	12	0%
Aruba Investments Holdings LLC (dba Angus Chemical Company) 1500 E Lake Cook Rd, Buffalo Grove, IL 60089(1)(5)	Chemicals	Second lien senior secured loan	L + 7.75%	11/24/2028	0.0%	1,000	985	1,000	0.2%
Gaylord Chemical Company, L.L.C. 106 Galeria Blvd Dlidell, LA, 70458-1245(1)(4)	Chemicals	First lien senior secured loan	L + 6.00%	3/30/2027	0.0%	9,163	9,078	9,095	1.4%

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value	Percentage of Net Assets
Gaylord Chemical Company, L.L.C. 106 Galeria Blvd Dlidell, LA, 70458-1245(1) (10)	Chemicals	First lien senior secured revolving loan	L + 6.00%	3/30/2026	0.0%	$—	$(7)	$(6)	0%
Velocity HoldCo III Inc. (dba VelocityEHS) 222 Merchandise Mart Plz Ste 1750 Chicago, IL, 60654(1)(4)	Chemicals	First lien senior secured loan	L + 5.75%	4/22/2027	0.0%	2,353	2,303	2,306	0.4%
Velocity HoldCo III Inc. (dba VelocityEHS) 222 Merchandise Mart Plz Ste 1750 Chicago, IL, 60654(1) (10)	Chemicals	First lien senior secured revolving loan	L + 5.75%	4/22/2026	0.0%	—	(3)	(3)	0%
Conair Holdings, LLC 1 Cummings Point Road Stamford, CT, 06902(1)(3)	Consumer products	Second lien senior secured loan	L + 7.50%	5/17/2029	0.0%	32,500	31,991	32,338	5.1%
Olaplex, Inc. 1482 E Valley Rd, Ste 701, Santa Barbara, California, 93108, United States(1)(2)	Consumer products	First lien senior secured loan	L + 6.25%	1/8/2026	0.0%	975	966	975	0.2%
ASP Conair Holdings LP 1 Cummings Point Road Stamford, CT, 06902	Consumer products	Class A Units	N/A	N/A	0.1%	9,286	929	929	0.1%
Ascend Buyer, LLC (dba PPC Flexible Packaging) 1111 Busch Parkway, Buffalo Grove, IL 60089(1)(4)	Containers and packaging	First lien senior secured loan	L + 5.75%	10/2/2028	0.0%	50,206	49,704	49,704	7.9%
Ascend Buyer, LLC (dba PPC Flexible Packaging) 1111 Busch Parkway, Buffalo Grove, IL 60089(1) (10)	Containers and packaging	First lien senior secured revolving loan	L + 5.75%	9/30/2027	0.0%	—	(51)	(51)	0%
Pregis Topco LLC 1650 Lake Cook Road, Suite 400Deerfield, IL 60015 USA(1)(4)	Containers and packaging	Second lien senior secured loan	L + 6.75%	8/1/2029	0.0%	30,000	30,000	30,000	4.8%
Pregis Topco LLC 1650 Lake Cook Road, Suite 400Deerfield, IL 60015 USA(1)(4)	Containers and packaging	Second lien senior secured loan	L + 8.00%	8/1/2029	0.0%	2,500	2,500	2,500	0.4%
Ring Container Technologies Group, LLC 1 Industrial Park Rd. Oakland, TN 38060(1)(4)	Containers and packaging	First lien senior secured loan	L + 3.75%	8/12/2028	0.0%	5,000	4,988	5,003	0.8%
Dealer Tire, LLC 7012 Euclid AveCleveland, OH 44103(1)(2)	Distribution	First lien senior secured loan	L + 4.25%	12/12/2025	0.0%	5,090	5,099	5,088	0.8%
Individual Foodservice Holdings, LLC 5496 Lindbergh Lane Bell, CA 90201(1)(5)	Distribution	First lien senior secured loan	L + 6.25%	11/21/2025	0.0%	1,308	1,291	1,301	0.2%

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value	Percentage of Net Assets
Individual Foodservice Holdings, LLC 5496 Lindbergh Lane Bell, CA 90201(1)(5)(10)	Distribution	First lien senior secured delayed draw term loan	L + 6.25%	6/30/2022	0.0%	$37	$36	$36	0%
Individual Foodservice Holdings, LLC 5496 Lindbergh Lane Bell, CA 90201(1)(2)(10)	Distribution	First lien senior secured revolving loan	L + 6.25%	11/22/2024	0.0%	4	3	3	0%
SRS Distribution, Inc. 7440 State Highway 121, McKinney, TX 75070-2196(1)(5)	Distribution	First lien senior secured loan	L + 3.75%	6/2/2028	0.0%	5,000	4,964	4,998	0.8%
Pluralsight, LLC 42 Future Way Draper, UT, 84020(1)(5)	Education	First lien senior secured loan	L + 8.00%	4/6/2027	0.0%	6,255	6,196	6,191	1%
Pluralsight, LLC 42 Future Way Draper, UT, 84020(1) (10)	Education	First lien senior secured revolving loan	L + 8.00%	4/6/2027	0.0%	—	(4)	(4)	0%
AxiomSL Group, Inc. 45 Broadway, 27th Floor, New York, NY, 10006(1)(4)	Financial services	First lien senior secured loan	L + 6.00%	12/3/2027	0.0%	1,774	1,750	1,761	0.3%
AxiomSL Group, Inc. 45 Broadway, 27th Floor, New York, NY, 10006(1) (10)	Financial services	First lien senior secured revolving loan	L + 6.00%	12/3/2025	0.0%	—	(23)	(18)	0%
AxiomSL Group, Inc. 45 Broadway, 27th Floor, New York, NY, 10006(1)(4)	Financial services	First lien senior secured loan	L + 6.00%	12/3/2027	0.0%	33,499	33,172	33,244	5.3%
AxiomSL Group, Inc. 45 Broadway, 27th Floor, New York, NY, 10006(1) (10)	Financial services	First lien senior secured delayed draw term loan	L + 6.00%	7/21/2023	0.0%	—	(10)	—	0%
AxiomSL Group, Inc. 45 Broadway, 27th Floor, New York, NY, 10006(1) (10)	Financial services	First lien senior secured revolving loan	L + 6.00%	12/3/2025	0.0%	—	(3)	(2)	0%
Hg Saturn Luchaco Ltd. 1 Royal Plaza Royal Avenue St Peter Port GUERNSEY GY1 2HL(1)(9)	Financial services	Unsecured facility	G + 7.50% PIK	3/30/2026	0.0%	2,104	2,139	2,083	0.3%
Muine Gall, LLC 50 Woodside Plaza, Suite 560, Redwood City, CA 94061(1)(5)	Financial services	First lien senior secured loan	L + 7.00% PIK	9/21/2024	0.0%	85,000	85,000	85,000	13.5%
Balrog Acquisition, Inc. (dba BakeMark) 7351 Crider Ave., Pico Rivera, CA 90660(1)(5)	Food and beverage	First lien senior secured loan	L + 4.00%	9/5/2028	0.0%	14,000	13,855	13,965	2.2%
Balrog Acquisition, Inc. (dba BakeMark) 7351 Crider Ave., Pico Rivera, CA 90660(1)(5)	Food and beverage	Second lien senior secured loan	L + 7.00%	9/3/2029	0.0%	6,000	5,950	5,950	0.9%
Shearer’s Foods, LLC 100 Lincoln Way East, Massillon, Ohio 44646(1)(4)	Food and beverage	First lien senior secured loan	L + 3.50%	9/23/2027	0.0%	4,933	4,933	4,924	0.8%
Sovos Brands Intermediate, Inc. 1901 Fourth St #200, Berkeley, CA 94710(1)(4)	Food and beverage	First lien senior secured loan	L + 3.75%	6/8/2028	0.0%	4,485	4,475	4,485	0.7%

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value	Percentage of Net Assets
Ultimate Baked Goods Midco, LLC 828 Kasota Ave SE Minneapolis, MN 55414(1)(4)	Food and beverage	First lien senior secured loan	L + 6.25%	8/13/2027	0.0%	$16,500	$16,095	$16,087	2.6%
Ultimate Baked Goods Midco, LLC 828 Kasota Ave SEMinneapolis, MN 55414(1)(5)(10)	Food and beverage	First lien senior secured revolving loan	L + 6.25%	8/13/2027	0.0%	325	276	275	0%
Canadian Hospital Specialties Ltd. 2810 Coventry Road Oakville, Ontario L6H 6R1(1)(8)	Healthcare equipment and services	First lien senior secured loan	C + 4.50%	4/14/2028	0.0%	3,528	3,516	3,484	0.6%
Canadian Hospital Specialties Ltd. 2810 Coventry Road Oakville, Ontario L6H 6R1(1)(8)(10)	Healthcare equipment and services	First lien senior secured delayed draw term loan	C + 4.50%	4/15/2023	0.0%	—	(7)	(5)	0%
Canadian Hospital Specialties Ltd. 2810 Coventry Road Oakville, Ontario L6H 6R1(1)(8)(10)	Healthcare equipment and services	First lien senior secured revolving loan	C + 4.50%	4/15/2027	0.0%	—	(5)	(6)	0%
Packaging Coordinators Midco, Inc. 3001 Red Lion Road Philadelphia, PA 19114 United States(1)(5)	Healthcare equipment and services	Second lien senior secured loan	L + 8.00%	11/30/2028	0.0%	2,418	2,374	2,394	0.4%
Patriot Acquisition TopCo S.A.R.L (dba Corza Health, Inc.) 247 Stanton Drive Westwood, MA, 02090(1)(3)	Healthcare equipment and services	First lien senior secured loan	L + 6.75%	1/31/2028	0.0%	862	848	850	0.1%
Patriot Acquisition TopCo S.A.R.L (dba Corza Health, Inc.) 247 Stanton Drive Westwood, MA, 02090(1) (10)	Healthcare equipment and services	First lien senior secured revolving loan	L + 6.75%	1/29/2026	0.0%	—	(2)	(1)	0%
KCPI Holdings, LP 3001 Red Lion Road Philadelphia, PA 19114 United States	Healthcare equipment and services	LP Interest	N/A	N/A	0.1%	313	313	362	0.1%
Patriot Holdings SCSp 247 Stanton Drive Westwood, MA, 02090	Healthcare equipment and services	Class A Units	8.00% PIK	N/A	0.01%	48	48	48	0%
Patriot Holdings SCSp 247 Stanton Drive Westwood, MA, 02090	Healthcare equipment and services	Class B Units	N/A	N/A	0.01%	629	—	—	0%
Ex Vivo Parent Inc. (dba OB Hospitalist) 777 Lowndes Hill Rd bldg 1, Greenville, SC 29607(1)(4)	Healthcare providers and services	First lien senior secured loan	L + 9.50%	9/27/2028	0.0%	30,503	29,894	29,893	4.7%

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value	Percentage of Net Assets
OB Hospitalist Group, Inc. 777 Lowndes Hill Rd bldg 1, Greenville, SC 29607(1)(4)	Healthcare providers and services	First lien senior secured loan	L + 5.50%	9/27/2027	0.0%	$61,812	$60,577	$60,575	9.6%
OB Hospitalist Group, Inc. 777 Lowndes Hill Rd bldg 1, Greenville, SC 29607(1) (10)	Healthcare providers and services	First lien senior secured revolving loan	L + 5.50%	9/27/2027	0.0%	—	(160)	(160)	0%
Quva Pharma, Inc. 3 Sugar Creek Center Blvd, Suite 250. Sugar Land, TX 77478(1)(4)	Healthcare providers and services	First lien senior secured loan	L + 5.50%	4/12/2028	0.0%	4,545	4,416	4,420	0.7%
Quva Pharma, Inc. 3 Sugar Creek Center Blvd, Suite 250. Sugar Land, TX 77478(1) (10)	Healthcare providers and services	First lien senior secured revolving loan	L + 5.50%	4/10/2026	0.0%	—	(12)	(13)	0%
Refresh Parent Holdings, Inc. 320 1st Street North, Suite 712 Jacksonville Beach, FL 32250(1)(4)	Healthcare providers and services	First lien senior secured loan	L + 6.50%	12/9/2026	0.0%	1,189	1,173	1,180	0.2%
Refresh Parent Holdings, Inc. 320 1st Street North, Suite 712 Jacksonville Beach, FL 32250(1)(4)(10)	Healthcare providers and services	First lien senior secured delayed draw term loan	L + 6.50%	6/9/2022	0.0%	307	302	304	0%
Refresh Parent Holdings, Inc. 320 1st Street North, Suite 712 Jacksonville Beach, FL 32250(1)(4)(10)	Healthcare providers and services	First lien senior secured revolving loan	L + 6.50%	12/9/2026	0.0%	49	47	48	0%
KOBHG Holdings, L.P. (dba OB Hospitalist) 777 Lowndes Hill Rd bldg 1, Greenville, SC 29607	Healthcare providers and services	LP Interest	N/A	N/A	0.7%	3,520	3,520	3,520	0.6%
Restore OMH Intermediate Holdings, Inc. 320 1st Street North, Suite 712 Jacksonville Beach, FL 32250	Healthcare providers and services	Senior Preferred Stock	13.00% PIK	N/A	0.0%	338	330	331	0.1%
BCPE Osprey Buyer, Inc. (dba PartsSource) 777 Lena Drive Aurora, Ohio 44202(1)(4)	Healthcare technology	First lien senior secured loan	L + 5.75%	8/23/2028	0.0%	54,310	53,455	53,441	8.5%
BCPE Osprey Buyer, Inc. (dba PartsSource) 777 Lena Drive Aurora, Ohio 44202(1) (10)	Healthcare technology	First lien senior secured delayed draw term loan	L + 5.75%	8/23/2023	0.0%	—	(231)	(147)	0%
BCPE Osprey Buyer, Inc. (dba PartsSource) 777 Lena Drive Aurora, Ohio 44202(1) (10)	Healthcare technology	First lien senior secured revolving loan	L + 5.75%	8/21/2026	0.0%	—	(73)	(74)	0%

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value	Percentage of Net Assets
Intelerad Medical Systems Inc. (fka 11849573 Canada Inc.) 800 Boulevard de Maisonneuve East 12th floor, Montreal, Quebec H2L 4L8, Canada(1)(4)	Healthcare technology	First lien senior secured loan	L + 6.25%	8/21/2026	0.0%	$28,855	$28,492	$28,783	4.6%
Intelerad Medical Systems Inc. (fka 11849573 Canada Inc.) 800 Boulevard de Maisonneuve East 12th floor, Montreal, Quebec H2L 4L8, Canada(1)(4)(10)	Healthcare technology	First lien senior secured revolving loan	L + 6.25%	8/21/2026	0.0%	228	228	225	0%
Project Ruby Ultimate Parent Corp. (dba Wellsky) 11300 Switzer Road, Overland Park, KS 66210(1)(2)	Healthcare technology	First lien senior secured loan	L + 3.25%	3/10/2028	0.0%	4,478	4,457	4,470	0.7%
Walker Edison Furniture Company LLC 1553 West 9000 South West Jordan, Utah 84088(1)(5)	Household products	First lien senior secured loan	L + 5.75%	3/31/2027	0.0%	9,950	9,810	9,353	1.5%
IG Investments Holdings, LLC (dba Insight Global) 1224 Hammond Dr Suite 1500, Atlanta, GA 30346(1)(4)	Human resource support services	First lien senior secured loan	L + 6.00%	9/22/2028	0.0%	46,387	45,463	45,460	7.2%
IG Investments Holdings, LLC (dba Insight Global) 1224 Hammond Dr Suite 1500, Atlanta, GA 30346(1)(6)(10)	Human resource support services	First lien senior secured revolving loan	P + 6.00%	9/22/2027	0.0%	—	(72)	(72)	0%
Aegion Corp. 17988 Edison Avenue St. Louis, MO 63005(1)(2)	Infrastructure and environmental services	First lien senior secured loan	L + 4.75%	5/17/2028	0.0%	5,000	4,976	4,974	0.8%
USIC Holdings, Inc. 9045 North River Rd., Suite 300. Indianapolis, IN 46240(1)(2)	Infrastructure and environmental services	First lien senior secured loan	L + 3.50%	5/12/2028	0.0%	5,000	4,976	4,994	0.8%
USIC Holdings, Inc. 9045 North River Rd., Suite 300. Indianapolis, IN 46240(1)(2)	Infrastructure and environmental services	Second lien senior secured loan	L + 6.50%	5/14/2029	0.0%	18,000	17,826	17,865	2.8%
Alera Group, Inc. 3 Parkway North, Suite 500. Deerfield, Illinois 60015(1)(2)	Insurance	First lien senior secured loan	L + 5.50%	10/2/2028	0.0%	81,772	79,934	79,931	12.7%
Alera Group, Inc. 3 Parkway North, Suite 500. Deerfield, Illinois 60015(1)(10)	Insurance	First lien senior secured delayed draw term loan	L + 5.50%	10/2/2023	0.0%	—	(261)	(291)	0%

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value	Percentage of Net Assets
AssuredPartners, Inc. 200 Colonial Center Parkway Suite 140 Lake Mary, FL 32746(1)(2)	Insurance	First lien senior secured loan	L + 3.50%	2/12/2027	0.0%	$7,980	$7,980	$7,966	1.3%
Asurion, LLC 648 Grassmere Park Nashville, TN 37211(1)(2)	Insurance	Second lien senior secured loan	L + 5.25%	1/22/2029	0.0%	48,000	47,529	47,748	7.6%
Alliant Holdings Intermediate, LLC 1301 Dove St. Suite 200 Newport Beach, CA 92660(1)(2)	Insurance	First lien senior secured loan	L + 3.75%	11/5/2027	0.0%	3,982	3,961	3,983	0.6%
Evolution BuyerCo, Inc. (dba SIAA) 234 Lafayette Rd Hampton, NH, 03842-4105 United States(1)(4)	Insurance	First lien senior secured loan	L + 6.25%	4/28/2028	0.0%	7,703	7,598	7,606	1.2%
Evolution BuyerCo, Inc. (dba SIAA) 234 Lafayette Rd Hampton, NH, 03842-4105 United States(1)(10)	Insurance	First lien senior secured delayed draw term loan	L + 6.25%	4/28/2023	0.0%	—	(3)	(1)	0%
Evolution BuyerCo, Inc. (dba SIAA) 234 Lafayette Rd Hampton, NH, 03842-4105 United States(1)(10)	Insurance	First lien senior secured revolving loan	L + 6.25%	4/30/2027	0.0%	—	(9)	(8)	0%
KUSRP Intermediate, Inc. (dba U.S. Retirement and Benefits Partners) 99 Wood Avenue South Suite 501 Iselin, NJ 08830(1)(4)	Insurance	First lien senior secured loan	L + 9.50% PIK	7/24/2028	0.0%	7,863	7,709	7,706	1.2%
Peter C. Foy & Associated Insurance Services, LLC 6200 Canoga Avenue, Suite 325, Woodland Hills, CA 91367(1)(5)	Insurance	First lien senior secured loan	L + 6.50%	3/31/2026	0.0%	65	65	66	0%
Peter C. Foy & Associated Insurance Services, LLC 6200 Canoga Avenue, Suite 325, Woodland Hills, CA 91367(1)(5)	Insurance	First lien senior secured delayed draw term loan	L + 6.50%	9/30/2021	0.0%	8	8	8	0%
Peter C. Foy & Associated Insurance Services, LLC 6200 Canoga Avenue, Suite 325, Woodland Hills, CA 91367(1)(5)	Insurance	First lien senior secured delayed draw term loan D	L + 6.25%	9/12/2022	0.0%	1,915	1,885	1,934	0.3%
Peter C. Foy & Associated Insurance Services, LLC 6200 Canoga Avenue, Suite 325, Woodland Hills, CA 91367(1)(5)	Insurance	First lien senior secured delayed draw term loan E	L + 5.75%	9/12/2022	0.0%	39,889	39,141	40,288	6.4%

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value	Percentage of Net Assets
Peter C. Foy & Associated Insurance Services, LLC 6200 Canoga Avenue, Suite 325, Woodland Hills, CA 91367(1)(10)	Insurance	First lien senior secured revolving loan	L + 6.50%	3/31/2026	0.0%	$—	$—	$—	0%
TEMPO BUYER CORP. (dba Global Claims Services) 6745 Philips Industrial Blvd, Jacksonville, FL 32256(1)(4)	Insurance	First lien senior secured loan	L + 5.50%	8/26/2028	0.0%	36,524	35,802	35,793	5.7%
TEMPO BUYER CORP. (dba Global Claims Services) 6745 Philips Industrial Blvd, Jacksonville, FL 32256(1)(10)	Insurance	First lien senior secured delayed draw term loan	L + 5.50%	8/26/2023	0.0%	—	(102)	(103)	0%
TEMPO BUYER CORP. (dba Global Claims Services) 6745 Philips Industrial Blvd, Jacksonville, FL 32256(1)(10)	Insurance	First lien senior secured revolving loan	L + 5.50%	8/26/2027	0.0%	—	(101)	(103)	0%
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners) 99 Wood Avenue South Suite 501, Iselin, NJ 08830(1)(4)	Insurance	First lien senior secured loan	L + 5.50%	7/23/2027	0.0%	13,354	13,094	13,087	2.1%
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners) 99 Wood Avenue South Suite 501, Iselin, NJ 08830(1)(10)	Insurance	First lien senior secured delayed draw term loan	L + 5.50%	7/23/2021	0.0%	—	(17)	(17)	0%
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners) 99 Wood Avenue South Suite 501, Iselin, NJ 08830(1)(10)	Insurance	First lien senior secured revolving loan	L + 5.50%	7/23/2027	0.0%	—	(21)	(22)	0%
Evolution Parent, LP 234 Lafayette Rd, Hampton, New Hampshire, 03842	Insurance	LP Interest	N/A	N/A	0.1%	270,270	270	270	0%
BCTO BSI Buyer, Inc. (dba Buildertrend) 11811 I St. Omaha, NE 68137(1)(4)	Internet software and services	First lien senior secured loan	L + 7.00%	12/23/2026	0.0%	893	885	888	0.1%
BCTO BSI Buyer, Inc. (dba Buildertrend) 11811 I St. Omaha, NE 68137(1)(4)(10)	Internet software and services	First lien senior secured revolving loan	L + 7.00%	12/23/2026	0.0%	60	59	60	0%

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value	Percentage of Net Assets
BCPE Nucleon (DE) SPV, LP 4001 Kennett Pike, Suite 302, Wilmington, DE 19807(1)(5)	Internet software and services	First lien senior secured loan	L + 7.00%	9/24/2026	0.0%	$1,333	$1,316	$1,327	0.2%
CivicPlus, LLC 302 South 4th Street Suite 500 Manhattan, KS 66502(1)(4)	Internet software and services	First lien senior secured loan	L + 6.25%	8/23/2027	0.0%	9,387	9,294	9,293	1.5%
CivicPlus, LLC 302 South 4th Street Suite 500 Manhattan, KS 66502(1)(10)	Internet software and services	First lien senior secured delayed draw term loan	L + 6.25%	8/24/2023	0.0%	—	—	—	0%
CivicPlus, LLC 302 South 4th Street Suite 500 Manhattan, KS 66502(1)(10)	Internet software and services	First lien senior secured revolving loan	L + 6.25%	8/23/2027	0.0%	—	(9)	(9)	0%
GovBrands Intermediate, Inc. 3025 Windward Plaza, Ste 200. Alpharetta, GA(1)(4)	Internet software and services	First lien senior secured loan	L + 5.50%	8/4/2027	0.0%	8,367	8,162	8,158	1.3%
GovBrands Intermediate, Inc. 3025 Windward Plaza, Ste 200. Alpharetta, GA(1)(10)	Internet software and services	First lien senior secured delayed draw term loan	L + 5.50%	8/4/2023	0.0%	—	(33)	(34)	0%
GovBrands Intermediate, Inc. 3025 Windward Plaza, Ste 200. Alpharetta, GA(1)(6)	Internet software and services	First lien senior secured revolving loan	P + 4.50%	8/4/2027	0.0%	294	272	272	0%
Granicus, Inc. 1999 Broadway, Suite 3600, Denver, CO 80202(1)(4)	Internet software and services	First lien senior secured loan	L + 6.25%	1/29/2027	0.0%	1,834	1,795	1,802	0.3%
Granicus, Inc. 1999 Broadway, Suite 3600, Denver, CO 80202(1)(4)(10)	Internet software and services	First lien senior secured delayed draw term loan	L + 6.00%	1/30/2023	0.0%	208	203	203	0%
Granicus, Inc. 1999 Broadway, Suite 3600, Denver, CO 80202(1)(10)	Internet software and services	First lien senior secured revolving loan	L + 6.25%	1/29/2027	0.0%	—	(3)	(3)	0%
Help/Systems Holdings, Inc. 6455 City W Pkwy, Eden Prairie, MN 55344(1)(4)	Internet software and services	First lien senior secured loan	L + 4.75%	11/19/2026	0.0%	6,467	6,468	6,470	1%
Hyland Software, Inc. 28500 Clemens Road, Westlake, OH 44145(1)(2)	Internet software and services	Second lien senior secured loan	L + 6.25%	7/7/2025	0.0%	22,500	22,491	22,698	3.6%
MessageBird BidCo B.V. Trompenburgstraat 2C, 1079 TX Amsterdam, Netherlands(1)(4)	Internet software and services	First lien senior secured loan	L + 6.75%	5/6/2027	0.0%	5,000	4,895	4,900	0.8%
Proofpoint, Inc. 925 West Maude Avenue Sunnyvale, CA 94085(1)(3)	Internet software and services	Second lien senior secured loan	L + 6.25%	9/1/2029	0.0%	7,500	7,463	7,463	1.2%

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value	Percentage of Net Assets
Thunder Purchaser, Inc. (dba Vector Solutions) 4890 W. Kennedy Blvd, Suite 300, Tampa, FL 33609(1)(5)	Internet software and services	First lien senior secured loan	L + 5.75%	6/30/2028	0.0%	$9,745	$9,650	$9,672	1.5%
Thunder Purchaser, Inc. (dba Vector Solutions) 4890 W. Kennedy Blvd, Suite 300, Tampa, FL 33609(1)(3)	Internet software and services	First lien senior secured loan	L + 5.75%	6/30/2028	0.0%	2,348	2,324	2,330	0.4%
Thunder Purchaser, Inc. (dba Vector Solutions) 4890 W. Kennedy Blvd, Suite 300, Tampa, FL 33609(1)(10)	Internet software and services	First lien senior secured revolving loan	L + 5.75%	6/30/2027	0.0%	—	(7)	(5)	0%
Thunder Purchaser, Inc. (dba Vector Solutions) 4890 W. Kennedy Blvd, Suite 300, Tampa, FL 33609(1)(10)	Internet software and services	First lien senior secured delayed draw term loan	L + 5.75%	8/17/2023	0.0%	—	—	—	0%
Trader Interactive, LLC (fka Dominion Web Solutions, LLC) 150 Granby StreetNorfolk, VA 23510-1604(1)(5)	Internet software and services	First lien senior secured loan	L + 4.00%	7/28/2028	0.0%	5,000	4,978	4,975	0.8%
MessageBird Holding B.V. Trompenburgstraat 2C, 1079 TX Amsterdam, Netherlands	Internet software and services	Extended Series C Warrants	N/A	N/A	<0.1%	798	49	49	0%
Thunder Topco L.P. 4890 W. Kennedy Blvd, Suite 300, Tampa, FL 33609	Internet software and services	Common Units	N/A	N/A	0.1%	680,457	713	713	0.1%
Troon Golf, L.L.C. 15044 N. Scottsdale Road, Suite 300Scottsdale, AZ 85254(1)(4)	Leisure and entertainment	First lien senior secured loan	L + 6.00%	8/5/2027	0.0%	94,595	94,132	94,122	14.9%
Troon Golf, L.L.C. 15044 N. Scottsdale Road, Suite 300Scottsdale, AZ 85254(1)(10)	Leisure and entertainment	First lien senior secured revolving loan	L + 6.00%	8/5/2026	0.0%	—	(35)	(36)	0%
ACR Group Borrower, LLC 5757 Ravenswood Road, Fort Lauderdale, FL 3331(1)(4)	Manufacturing	First lien senior secured loan	L + 4.25%	3/31/2028	0.0%	4,115	4,057	4,074	0.6%
ACR Group Borrower, LLC 5757 Ravenswood Road, Fort Lauderdale, FL 3331(1)(10)	Manufacturing	First lien senior secured revolving loan	L + 4.50%	3/31/2026	0.0%	—	(12)	(9)	0%
Engineered Machinery Holdings, Inc. (dba Duravant) 3500 Lacey Road, Suite 290Downers Grove, Illinois 60515(1)(4)	Manufacturing	First lien senior secured loan	L + 3.75%	5/19/2028	0.0%	5,000	4,975	4,986	0.8%

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value	Percentage of Net Assets
Engineered Machinery Holdings, Inc. (dba Duravant) 3500 Lacey Road, Suite 290Downers Grove, Illinois 60515(1)(4)	Manufacturing	Second lien senior secured loan	L + 6.50%	5/21/2029	0.0%	$21,000	$20,903	$21,000	3.3%
Gloves Buyer, Inc. (dba Protective Industrial Products) 968 Albany Shaker Road Latham, NY 12110(1)(2)	Manufacturing	Second lien senior secured loan	L + 8.25%	12/29/2028	0.0%	900	879	888	0.1%
MHE Intermediate Holdings, LLC (dba OnPoint Group) 3201 Levis Commons BlvdPerrysburg, OH 43551(1)(4)	Manufacturing	First lien senior secured loan	L + 5.75%	7/21/2027	0.0%	41,071	40,672	40,661	6.4%
MHE Intermediate Holdings, LLC (dba OnPoint Group) 3201 Levis Commons BlvdPerrysburg, OH 43551(1)(4)(10)	Manufacturing	First lien senior secured delayed draw term loan	L + 5.75%	7/21/2023	0.0%	264	262	262	0%
MHE Intermediate Holdings, LLC (dba OnPoint Group) 3201 Levis Commons BlvdPerrysburg, OH 43551(1)(10)	Manufacturing	First lien senior secured revolving loan	L + 5.75%	7/21/2027	0.0%	—	(35)	(36)	0%
Gloves Holdings, LP (dba Protective Industrial Products) 968 Albany Shaker Road Latham, NY 12110	Manufacturing	LP Interest	N/A	N/A	<0.1%	100	100	112	0%
Relativity ODA LLC 231 South LaSalle Street, 8th Floor Chicago, IL 60604(1)(2)	Professional services	First lien senior secured loan	L + 7.50% PIK	5/12/2027	0.0%	4,484	4,422	4,428	0.7%
Relativity ODA LLC 231 South LaSalle Street, 8th Floor Chicago, IL 60604(1)(10)	Professional services	First lien senior secured revolving loan	L + 6.50%	5/12/2027	0.0%	—	(6)	(5)	0%
Sovos Compliance, LLC 200 Ballardvale St 4th floor, Wilmington, MA 01887(1)(4)	Professional services	First lien senior secured loan	L + 4.50%	8/11/2028	0.0%	6,396	6,380	6,430	1%
Sovos Compliance, LLC 200 Ballardvale St 4th floor, Wilmington, MA 01887(1)(10)	Professional services	First lien senior secured delayed draw term loan	L + 4.50%	8/12/2023	0.0%	—	—	—	0%
Milan Laser Holdings LLC 17645 Wright Street, Suite 300 Omaha, NE 68130(1)(4)	Specialty Retail	First lien senior secured loan	L + 5.00%	4/27/2027	0.0%	20,683	20,489	20,528	3.3%
Milan Laser Holdings LLC 17645 Wright Street, Suite 300 Omaha, NE 68130(1)(10)	Specialty Retail	First lien senior secured revolving loan	L + 5.00%	4/27/2026	0.0%	—	(16)	(13)	0%

($ in thousands) Company	Industry	Type of Investment	Interest Rate	Maturity / Dissolution Date	Percentage of Class Held on a Fully Diluted Basis	Principal Number of Shares / Number of Units	Amortized Cost	Fair Value	Percentage of Net Assets
Park Place Technologies, LLC 5910 Landerbrook Drive Cleveland, OH 44124(1)(2)	Telecommunications	First lien senior secured loan	L + 5.00%	11/10/2027	0.0%	$995	$959	$992	0.2%

(1)

Loan contains a variable rate structure and may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three-, six-, or twelve-month LIBOR), British Pound Sterling LIBOR (“GBPLIBOR” or “G”), or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate), at the borrower’s option, and which reset periodically based on the terms of the loan agreement.

(2)	The interest rate on these loans is subject to 1 month LIBOR, which as of September 30th 2021 was 0.08%
(3)	The interest rate on these loans is subject to 2 month LIBOR, which as of September 30th 2021 was 0.11%
(4)	The interest rate on these loans is subject to 3 month LIBOR, which as of September 30th 2021 was 0.13%
(5)	The interest rate on these loans is subject to 6 month LIBOR, which as of September 30th 2021 was 0.16%
(6)	The interest rate on these loans is subject to Prime, which as of September 30, 2021 was 3.25%.
(7)	The interest rate on this loan is subject to 3 month GBPLIBOR, which as of September 30, 2021 was 0.08%.
(8)	The interest rate on these loans is subject to 6 month Canadian Dollar Offered Rate (“CDOR” or “C”), which as of September 30, 2021 was 0.45%
(9)	The interest rate on this loan is subject to 6 month GBPLIBOR, which as of September 30th 2021 was 0.17%
(10)	Position or portion thereof is an unfunded loan commitment.

MANAGEMENT OF THE COMPANY

Our business and affairs will be managed under the direction of our board of directors. The responsibilities of the board of directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our board of directors consists of seven members, six of whom are not “interested persons” of the Company or of the Adviser as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by our board of directors. We refer to these individuals as our independent directors. Our board of directors elects our executive officers, who serve at the discretion of the board of directors.

Board of Directors

Under our charter, our directors are divided into three classes. Each class of directors holds office for a three-year term. However, the initial members of the three classes have initial terms of one, two and three years, respectively. At each annual meeting of our shareholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

Directors

Information regarding the board of directors is as follows:

Name	Age	Position	Expiration of Term	Director Since
Independent Directors
Christopher M. Temple	53	Director	2024	2020
Edward D’Alelio	69	Chairman of the Board, Director	2022	2020
Brian Finn	60	Director	2023	2020
Eric Kaye	58	Director	2023	2020
Melissa Weiler	57	Director	2024	2021
Victor Woolridge	64	Director	2023	2021
Interested Director
Craig W. Packer	55	Chief Executive Officer; President; Director	2022	2020

The address for each director is c/o Owl Rock Core Income Corp., 399 Park Avenue, 38th Floor, New York, NY 10022.

Executive Officers Who Are Not Directors

Information regarding our executive officers who are not directors is as follows:

Name	Age	Position
Karen Hager	49	Chief Compliance Officer
Bryan Cole	37	Chief Operating Officer, Chief Financial Officer and Treasurer
Alan Kirshenbaum	50	Executive Vice President
Jonathan Lamm	47	Vice President
Alexis Maged	56	Vice President
Neena Reddy	43	Vice President and Secretary
Matthew Swatt	33	Co-Treasurer and Co-Chief Accounting Officer
Shari Withem	38	Co-Treasurer and Co-Chief Accounting Officer

The address for each executive officer is c/o Owl Rock Core Income Corp., 399 Park Avenue, 38th Floor, New York, NY 10022.

Biographical Information

The following is information concerning the business experience of our board of directors and executive officers. Our directors have been divided into two groups — interested directors and independent directors. Interested directors are “interested persons” as defined in the 1940 Act.

Interested Director

Craig W. Packer

Mr. Packer is the President and Chief Executive Officer of each of the Owl Rock BDCs, the Co-Chief Investment Officer of each of the Owl Rock Advisers, is a member of the Investment Committee of each of the Owl Rock Advisers, and was a Co-Founder of Owl Rock Capital Partners. Mr. Packer is also a Co-Founder and Senior Managing Director of Blue Owl, a member of Blue Owl’s Executive Committee and a member of Blue Owl’s board of directors. In addition, Mr. Packer has served on the boards of directors of ORCC and ORCC II since March 2016 and November 2016, respectively, on the board of directors of ORTF since August 2018, and on the boards of directors of ORCC III and the Company since February 2020 and September 2020, respectively. Prior to co-founding Owl Rock, Mr. Packer was Co-Head of Leveraged Finance in the Americas at Goldman, Sachs & Co., where he served on the Firmwide Capital Committee, Investment Banking Division (“IBD”) Operating Committee, IBD Client and Business Standards Committee and the IBD Risk Committee. Mr. Packer joined Goldman, Sachs & Co. as a Managing Director and Head of High Yield Capital Markets in 2006 and was named partner in 2008. Prior to joining Goldman Sachs, Mr. Packer was the Global Head of High Yield Capital Markets at Credit Suisse First Boston, and before that he worked at Donaldson, Lufkin & Jenrette Mr. Packer serves as Treasurer and member of the Board of Trustees of Greenwich Academy, and Co-Chair of the Honorary Board of Kids in Crisis, a nonprofit organization that serves children in Connecticut, and on the Advisory Board for the McIntire School of Commerce, University of Virginia. Mr. Packer earned a B.S. from the University of Virginia and an M.B.A. from Harvard Business School.

We believe Mr. Packer’s depth of experience in corporate finance, capital markets and financial services gives the Board valuable industry-specific knowledge and expertise on these and other matters, and his history with us and the Adviser, provide an important skillset and knowledge base to the Board.

Independent Directors

Christopher M. Temple

Mr. Temple has served as President of DelTex Capital LLC (a private investment firm) since its founding in 2010. Mr. Temple has served as an Operating Executive/Senior Advisor for Tailwind Capital, LLC, a New York based middle-market private equity firm since June 2011. Prior to forming DelTex Capital, Mr. Temple served as President of Vulcan Capital, the investment arm of Vulcan Inc., from May 2009 until December 2009 and as Vice President of Vulcan Capital from September 2008 to May 2009. Prior to joining Vulcan in September 2008, Mr. Temple served as a managing director at Tailwind Capital, LLC from May to August 2008. Prior to joining Tailwind, Mr. Temple was a managing director at Friend Skoler & Co., Inc. from May 2005 to May 2008. From April 1996 to December 2004, Mr. Temple was a managing director at Thayer Capital Partners. Mr. Temple started his career in the audit and tax departments of KPMG’s Houston office and was a licensed CPA from 1989 to 1993. Mr. Temple has served on the board of directors of Plains GP Holdings, L.P., the general partner of Plains All American Pipeline Company since November 2016 and has served as a member of the Plains GP Holdings, L.P. compensation committee since November 2020 and as a director of Plains All American Pipeline, L.P’s (“PAA”) general partner from May 2009 to November 2016. He was a member of the PAA Audit Committee from 2009 to 2016. Prior public board service includes board and audit committee service for Clear

Channel Outdoor Holdings from April 2011 to May 2016 and on the board and audit committee of Charter Communications Inc. from November 2009 through January 2011. In addition to public boards, as part of his role with Tailwind, Mr. Temple has served on private boards including Brawler Industries, and National HME and currently serves on the boards of Loenbro, Inc. and HMT, LLC. Since March 2016 and November 2016 he has served on the boards of directors of ORCC and ORCC II, respectively, since August 2018 he has served on the board of directors of ORTF, since February 2020 and September 2020 he has served on the boards of directors of ORCC III and the Company, respectively and since August 2021 he has served on the board of directors of ORTIC. Mr. Temple holds a B.B.A., magna cum laude, from the University of Texas and an M.B.A. from Harvard.

We believe Mr. Temple’s broad investment management background, together with his financial and accounting knowledge, brings important and valuable skills to the Board.

Edward D’Alelio

Mr. D’Alelio was formerly a Managing Director and CIO for Fixed Income at Putnam Investments, Boston, where he served from 1989 until he retired in 2002. While at Putnam, he served on the Investment Policy Committee, which was responsible for oversight of all investments. He also sat on various Committees including attribution and portfolio performance. Prior to joining Putnam, he was a portfolio manager at Keystone Investments and prior to that, he was an Investment Analyst at The Hartford Ins. Co. Since 2002, Mr. D’Alelio has served as an Executive in Residence at the University of Mass., Boston — School of Management. He is also chair of the investment committee of the Umass Foundation. He serves on the Advisory Committees of Ceres Farms. Since September 2009, he has served as director of Vermont Farmstead Cheese. Since January 2008 he has served on the board of Blackstone/GSO Long Short Credit Fund & Blackstone/GSO Sen. Flt Rate Fund. Since March 2016 and November 2016, he has served on the boards of directors of ORCC and ORCC II, respectively, since August 2018 he has served on the board of directors of ORTF, since February 2020 and September 2020 he has served on the boards of directors of ORCC III and the Company, respectively and since August 2021 he has served on the board of directors of ORTIC. Mr. D’Alelio’s previous corporate board assignments include Archibald Candy, Doane Pet Care, Trump Entertainment Resorts and Umass Memorial Hospital. Mr. D’Alelio is a graduate of the University of Mass., Boston and has an M.B.A. from Boston University.

We believe Mr. D’Alelio’s numerous management positions and broad experiences in the financial services sector provide him with skills and valuable insight in handling complex financial transactions and issues, all of which make him well qualified to serve on the Board.

Eric Kaye

Mr. Kaye is the founder of Kayezen, LLC, a physical therapy and fitness equipment design company. Prior to founding Kayezen, LLC, Mr. Kaye served as a Vice Chairman and Managing Director of UBS Investment Bank, and a member of the division’s Global Operating and U.S. Executive Committees, from June 2001 to May 2012. For the majority of Mr. Kaye’s tenure with UBS, he was a Managing Director and led the firm’s Exclusive Sales and Divestitures Group, where he focused on advising middle-market companies. Prior to joining UBS, Mr. Kaye has served as Global Co Head of Mergers & Acquisitions for Robertson Stephens, an investment banking firm, from February 1998 to June 2001. Mr. Kaye joined Robertson Stephens from PaineWebber where he served as Executive Director and head of the firm’s Technology Mergers & Acquisitions team. Since March 2016 and November 2016 he has served on the boards of directors of ORCC and ORCC II, respectively, since August 2018 he has served on the board of directors of ORTF, since February 2020 and September 2020 he has served on the boards of directors of ORCC III and the Company, respectively and since August 2021 he has served on the board of directors of ORTIC.

We believe Mr. Kaye’s management positions and experiences in the middle-market provide the Board with valuable insight.

Brian Finn

Mr. Finn served as the Chief Executive Officer of Asset Management Finance Corporation from 2009 to March 2013 and as its Chairman from 2008 to March 2013. From 2004 to 2008, Mr. Finn was Chairman and Head of Alternative Investments at Credit Suisse Group. Mr. Finn has held many positions within Credit Suisse and its predecessor firms, including President of Credit Suisse First Boston (CSFB), President of Investment Banking, Co President of Institutional Securities, Chief Executive Officer of Credit Suisse USA and a member of the Office of the Chairman of CSFB. He was also a member of the Executive Board of Credit Suisse. Mr. Finn served as principal and partner of private equity firm Clayton, Dubilier & Rice from 1997 to 2002. Mr. Finn currently serves as Chairman of Covr Financial Technologies Corp., a director of The Scotts Miracle Gro Company, and WaveGuide Corporation, Chairman of Star Mountain Capital, a lower middle-market credit investment firm, Investment Partner of Nyca Partners, a financial technology venture capital firm, a director of Sarcos Robotics and is CEO and a director of Rotor Acquisition Corp., a publicly traded ‘blank check’ company. Since March 2016 and November 2016, he has served on the boards of directors of ORCC and ORCC II, respectively, since August 2018 he has served on the board of directors of ORTF, since February 2020 and September 2020 he has served on the boards of directors of ORCC III and the Company, respectively and since August 2021 he has served on the board of directors of ORTIC. Mr. Finn received a B.S. in Economics from The Wharton School, University of Pennsylvania.

We believe Mr. Finn’s numerous management positions and broad experiences in the financial services sector provide him with skills and valuable insight in handling complex financial transactions and issues, all of which make him well qualified to serve on the Board.

Melissa Weiler

Ms. Weiler was formerly a Managing Director and a member of the Management Committee of Crescent Capital Group, a Los Angeles-based asset management firm (“Crescent”), where she served from January 2011 until she retired in December 2020. During that time, Ms. Weiler was responsible for the oversight of Crescent’s CLO management business from July 2017 through December 2020, and managed several multi-strategy credit funds from January 2011 through June 2017. During her tenure at Crescent, she also served on the Risk Management and Diversity & Inclusion committees. From October 1995 to December 2010, Ms. Weiler was a Managing Director at Trust Company of the West, a Los Angeles-based asset management firm (“TCW”). At TCW, she managed several multi-strategy credit funds from July 2006 to December 2010, and served as lead portfolio manager for TCW’s high-yield bond strategy from October 1995 to June 2006. Ms. Weiler has served on the board of directors of Jefferies Financial Group Inc. since June 2021. She is a member of the Cedars-Sinai Board of Governors and is actively involved in 100 Women in Finance. Ms. Weiler holds a B.S. in Economics from the Wharton School at the University of Pennsylvania. Ms. Weiler joined the boards of the Company, ORCC, ORCC II, ORCC III, ORTF and ORTIC in 2021.

We believe Ms. Weiler’s broad investment management background, together with her financial and accounting knowledge, brings important and valuable skills to the Board.

Victor Woolridge

Mr. Woolridge has served as a Managing Director of Barings Real Estate Advisers, LLC (“Barings”), the real estate investment unit of Barings LLC, a global asset management firm, since 2016. Mr. Woolridge currently serves as Head of the U.S. Capital Markets for Equity Real Estate Funds and Derivatives at Barings. Mr. Woolridge previously served as Vice President and Managing Director and Head of Debt Capital Markets—Equities of Cornerstone Real Estate Advisers LLC (prior to its rebranding under the Barings name) (“Cornerstone”) from January 2013 to September 2016 and as Vice President Special Servicing from January 2010 to January 2013. Prior to joining Cornerstone, Mr. Woolridge served as a Managing Director of Babson Capital Management LLC (“Babson”) from January 2000 to January 2010. Prior to joining Babson, Mr. Woolridge served as Director of Loan Originations and Assistant Regional Director of MassMutual Financial Group from September 1982 to January 2000. Since 2009, Mr. Woolridge has served on the University of

Massachusetts (UMass) Board of Trustees and has previously served as Chairman of the Board and as Chairman of the Board’s Committee on Administration and Finance. Since 2019, Mr. Woolridge has served as Chairman of UMass Building Authority. Mr. Woolridge has also served on the UMass Foundation’s investment committee since 2021. Mr. Woolridge previously served on the Board of Trustees of Baystate Health from 2005 to 2016, which included service as Chairman of the Board and on the Board’s compensation, finance, governance and strategy committees. Mr. Woolridge holds a B.S. from the University of Massachusetts at Amherst and is a Certified Commercial Investment Member. Mr. Woolridge concurrently joined the boards of ORCC, ORCC II, ORCC III, ORTF and ORTIC in 2021.

We believe Mr. Woolridge’s numerous management positions and broad experiences in the asset management and financial services sectors provide him with skills and valuable insight in handling complex financial transactions and issues, all of which make him well qualified to serve on the Board.

Executive Officers Who Are not Directors

Karen Hager

Ms. Hager is a Managing Director of Blue Owl and also serves as the Chief Compliance Officer of each of the Owl Rock Advisers, each of the Owl Rock BDCs and Blue Owl. Prior to joining Owl Rock in March 2018, Ms. Hager was Chief Compliance Officer at Abbott Capital Management. Previous to Abbott, Ms. Hager worked as SVP, Director of Global Compliance and Chief Compliance Officer at The Permal Group, and as Director of Compliance at Dominick & Dominick Advisors LLC. Prior to joining Dominick & Dominick Advisors LLC, Ms. Hager was a Senior Securities Compliance Examiner/Staff Accountant at the SEC. Ms. Hager received a B.S. in Accounting from Brooklyn College of the City University of New York.

Bryan Cole

Mr. Cole is a Managing Director of Blue Owl and serves as the Chief Operating Officer and Chief Financial Officer of the Company, ORCC II, ORCC III and ORTIC, and as the Chief Accounting Officer and Co-Controller for ORCC and ORTF. Prior to joining Owl Rock in January 2016, Mr. Cole was Assistant Controller of Business Development Corporation of America, a non-traded BDC, where he was responsible for overseeing the finance, accounting, financial reporting, operations and internal controls functions. Preceding that role, Mr. Cole worked within the Financial Services — Alternative Investments practice of PwC where he specialized in financial reporting, fair valuation of illiquid investments and structured products, internal controls and other technical accounting matters pertaining to alternative investment advisors, hedge funds, BDCs and private equity funds. Mr. Cole received a B.S. in Accounting from Fordham University and is a licensed Certified Public Accountant in New York.

Alan Kirshenbaum

Mr. Kirshenbaum is the Executive Vice President of the Owl Rock BDCs. He is also Chief Financial Officer of Blue Owl, a member of the firm’s Executive Committee and serves as the Chief Financial Officer and Chief Operating Officer of the Owl Rock Advisers. Previously, Mr. Kirshenbaum served as Chief Financial Officer and Chief Operating Officer of ORCC and ORTF, and as Chief Operating Officer of ORCC II and ORCC III. In addition, Mr. Kirshenbaum served on the boards of directors of ORCC and ORCC II from 2015-2021, ORTF from 2018-2021, and ORCC III and ORCIC from 2020-2021. Prior to Owl Rock, Mr. Kirshenbaum was Chief Financial Officer of TPG Specialty Lending, Inc. (now Sixth Street Specialty Lending, Inc.), a BDC traded on the NYSE (TSLX). He was responsible for building and overseeing TSLX’s finance, treasury, accounting and operations functions from 2011 through 2015, including during its initial public offering in March 2014. From 2011 to 2013, Mr. Kirshenbaum also was Chief Financial Officer of TPG Special Situations Partners. From 2007 to 2011, Mr. Kirshenbaum was the Chief Financial Officer of Natsource, a private investment firm and, prior to that, Managing Director, Chief Operating Officer and Chief Financial Officer of MainStay Investments. Mr.

Kirshenbaum joined Bear Stearns Asset Management (BSAM) in 1999 and was BSAM’s Chief Financial Officer from 2003 to 2006. Before joining BSAM, Mr. Kirshenbaum worked in public accounting at KPMG and J.H. Cohn. Mr. Kirshenbaum is actively involved in a variety of non-profit organizations including the Boy Scouts of America and as trustee for the Jewish Federation of Greater MetroWest NJ. He also is a member of the Rutgers University Dean’s Cabinet. Mr. Kirshenbaum received a BS from Rutgers University and an MBA from New York University Stern School of Business.

Jonathan Lamm

Mr. Lamm is a Managing Director of Blue Owl, the Chief Operating Officer and Chief Financial Officer of ORCC and ORTF and as a Vice President of ORCC II, ORCC III and ORTIC. Prior to joining Owl Rock, a division of Blue Owl, in April 2021, Mr. Lamm served as the Chief Financial Officer and Treasurer of Goldman Sachs BDC, Inc. (“GSBD”), a business development company traded on the New York Stock Exchange. Mr. Lamm was responsible for building and overseeing GSBD’s finance, treasury, accounting and operations functions from April 2013 through March 2021, including during its initial public offering in March 2015. During his time at Goldman Sachs, Mr. Lamm also served as Chief Financial Officer and Treasurer of Goldman Sachs Private Middle Market Credit LLC, Goldman Sachs Private Middle Market Credit II LLC and Goldman Sachs Middle Market Lending Corp. prior to the completion of its merger with GSBD in October 2020. Throughout his twenty-two years at Goldman Sachs, Mr. Lamm held various positions. From 2013 to 2021, Mr. Lamm served as Managing Director, Chief Operating Officer and Chief Financial Officer at GSAM Credit Alternatives. From 2007 to 2013, Mr. Lamm served as Vice President, Chief Operating Officer and Chief Financial Officer at GSAM Credit Alternatives. From 2005 to 2007, Mr. Lamm served as Vice President in the Financial Reporting group and, from 1999 to 2005, he served as a Product Controller. Prior to joining Goldman Sachs, Mr. Lamm worked in public accounting at Deloitte & Touche.

Alexis Maged

Mr. Maged is a Managing Director of in the Owl Rock division of Blue Owl and also serves as the Head of Credit for each of the Owl Rock Advisers and as Vice President of each of the Owl Rock BDCs, and is a member of the Investment Committee of each of the Owl Rock BDCs. Prior to joining Owl Rock in January 2016, Mr. Maged was Chief Financial Officer of Barkbox, Inc., a New York based provider of pet themed products and technology, from 2014 to 2015. Prior to that, Mr. Maged was a Managing Director with Goldman Sachs & Co. from 2007 until 2014. At Goldman Sachs & Co., Mr. Maged held several leadership positions, including Chief Operating Officer of the investment bank’s Global Credit Finance businesses, Co-Chair of the Credit Markets Capital Committee and a member of the Firm wide Capital Committee. Prior to assuming that role in 2011, Mr. Maged served as Chief Underwriting Officer for the Americas and oversaw the U.S. Bank Debt Portfolio Group and US Loan Negotiation Group. From mid-2007 to the end of 2008, Mr. Maged was Head of Bridge Finance Capital Markets in the Americas Financing Group’s Leveraged Finance Group, where he coordinated the firm’s High Yield Bridge Lending and Syndication business. Prior to joining Goldman, Sachs & Co, Mr. Maged was Head of the Bridge Finance Group at Credit Suisse and also worked in the Loan Capital Markets Group at Donaldson, Lufkin and Jenrette. Upon DLJ’s merger with Credit Suisse in 2000, Mr. Maged joined Credit Suisse’s Syndicated Loan Group and, in 2003, founded its Bridge Finance Group. Earlier in his career, Mr. Maged was a member of the West Coast Sponsor Coverage Group at Citigroup and the Derivatives Group at Republic National Bank, as well as a founding member of the Loan Syndication Group at Swiss Bank Corporation. Mr. Maged received a B.A. from Vassar College and an M.B.A. from New York University Stern School of Business.

Neena Reddy

Ms. Reddy is a Managing Director, General Counsel and Secretary of Blue Owl and also serves as the General Counsel and Chief Legal Officer of all Blue Owl Advisors, including the Owl Rock Advisers, and as Vice President and Secretary each of the Owl Rock BDCs. Prior to joining Owl Rock in June 2019, Ms. Reddy was counsel at Goldman Sachs Asset Management, where she was responsible for direct alternative products, including private credit. Previously, Ms. Reddy was an attorney at Boies Schiller Flexner LLP and Debevoise & Plimpton LLP. Ms. Reddy received a B.A. in English from Georgetown University and a J.D. from New York University School of Law. Prior to becoming an attorney, Ms. Reddy was a financial analyst at Goldman, Sachs & Co.

Matthew Swatt

Mr. Swatt is a Principal of Blue Owl and serves as the Co-Controller of each of the Owl Rock BDCs and as Co-Chief Accounting Officer of ORCC II, ORCC III, ORTIC and the Company and Co-Treasurer of the Owl Rock BDCs. Prior to joining Owl Rock in May 2016, Mr. Swatt was an Assistant Controller at Guggenheim Partners in their Private Credit group, where he was responsible for the finance, accounting, and financial reporting functions. Preceding that role, Mr. Swatt worked within the Financial Services — Alternative Investments practice of PricewaterhouseCoopers LLP where he specialized in financial reporting, fair valuation of illiquid investments and structured products, internal controls and other technical accounting matters pertaining to alternative investment advisors, hedge funds, business development companies and private equity funds. Mr. Swatt received a B.S. in Accounting from the University of Maryland and is a licensed Certified Public Accountant in New York.

Shari Withem

Ms. Withem is a Principal of Blue Owl and serves as the Co-Controller of each of the Owl Rock BDCs and as Co-Chief Accounting Officer of ORCC II, ORCC III, ORTIC and the Company and Co-Treasurer of each of the Owl Rock BDCs. Prior to joining Owl Rock in March 2018, Ms. Withem was Vice President of TPG Special Situation Partners where she was responsible for accounting, financial reporting, treasury and internal controls functions. Preceding that role, Ms. Withem worked for MCG Capital Corporation, a business development company formerly traded on the Nasdaq (MCGC) and Deloitte in the Audit and Assurance Practice. Ms. Withem received a B.S. in Accounting from James Madison University and is a licensed Certified Public Accountant in Virginia.

Communications with Directors

Shareholders and other interested parties may contact any member (or all members) of the board of directors by mail. To communicate with the board of directors, any individual directors or any group or committee of directors, correspondence should be addressed to the board of directors or any such individual directors or group or committee of directors by either name or title. All such correspondence should be sent to Owl Rock Core Income Corp., 399 Park Avenue, 38th Floor, New York, NY 10022, Attention: Secretary.

Committees of the Board of Directors

Our board of directors currently has two committees: an audit committee and a nominating and corporate governance committee. We do not have a compensation committee because our executive officers do not receive any direct compensation from us.

Audit Committee. The audit committee of the Board (the “Audit Committee”) operates pursuant to a charter approved by our board of directors. The charter sets forth the responsibilities of the Audit Committee. The primary function of the Audit Committee is to serve as an independent and objective party to assist the board of directors in selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefore), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The Audit Committee is presently composed of six persons, including Christopher M. Temple, Edward D’Alelio, Eric Kaye, Brian Finn,

Victor Woolridge and Melissa Weiler, all of whom are considered independent for purposes of the 1940 Act. Christopher M. Temple serves as the chair of the Audit Committee. Our board of directors has determined that Christopher M. Temple and Brian Finn qualify as “audit committee financial experts” as defined in Item 407 of Regulation S-K under the Exchange Act. Each of the members of the Audit Committee meet the independence requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an “interested person” of the Company or of the Adviser as defined in Section 2(a)(19) of the 1940 Act. Each member of the Audit Committee simultaneously serves on the audit committees of three or more public companies, and the Board has determined that each member’s simultaneous service on the audit committees of other public companies does not impair such member’s ability to effectively serve on the Audit Committee.

A copy of charter of the Audit Committee is available in print to any shareholder who requests it and it is also available on the Company’s website at www.owlrockcoreincomecorp.com.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee of the Board (the “Nominating and Corporate Governance Committee”) operates pursuant to a charter approved by our board of directors. The charter sets forth the responsibilities of the Nominating and Corporate Governance Committee, including making nominations for the appointment or election of independent directors and assessing the compensation paid to independent members of the board of directors. The Nominating and Corporate Governance Committee consists of Christopher M. Temple, Edward D’Alelio, Eric Kaye, Brian Finn, Victor Woolridge and Melissa Weiler, all of whom are considered independent for purposes of the 1940 Act. Eric Kaye serves as the chair of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee will consider nominees to the board of directors recommended by a shareholder, if such shareholder complies with the advance notice provisions of our bylaws. Our bylaws provide that a shareholder who wishes to nominate a person for election as a director at a meeting of shareholders must deliver written notice to our Corporate Secretary. This notice must contain, as to each nominee, all of the information relating to such person as would be required to be disclosed in a proxy statement meeting the requirements of Regulation 14A under the Exchange Act, and certain other information set forth in the bylaws. In order to be eligible to be a nominee for election as a director by a shareholder, such potential nominee must deliver to our Corporate Secretary a written questionnaire providing the requested information about the background and qualifications of such person and a written representation and agreement that such person is not and will not become a party to any voting agreements, any agreement or understanding with any person with respect to any compensation or indemnification in connection with service on our board of directors, and would be in compliance with all of our publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines.

A copy of charter of the Nominating and Corporate Governance Committee is available in print to any shareholder who requests it, and it is also available on the Company’s website at www.owlrockcoreincomecorp.com.

Compensation of Directors

Our directors who do not also serve in an executive officer capacity for us or the Adviser are entitled to receive annual cash retainer fees, fees for participating in in-person board and committee meetings and annual fees for serving as a committee chairperson, determined based on our net assets as of the end of each fiscal quarter. These directors are Christopher M. Temple, Edward D’Alelio, Eric Kaye, Brian Finn, Victor Woolridge and Melissa Weiler. Amounts payable under the arrangement are determined and paid quarterly in arrears as follows:

	Annual Committee Chair Cash Retainer
Annual Cash Retainer	Board Meeting Fee	Chair of the Board	Audit	Committee Chair	Committee Meeting Fee
$150,000	$2,500	$25,000	$15,000	$5,000	$1,000

We also reimburse each of the directors for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.

The table below sets forth the compensation received by each director from the Company and the Fund Complex for service during the fiscal year ended December 31, 2020. For purposes of this prospectus, the term “Fund Complex” is defined to include the Owl Rock BDCs.

Name of Director	Fees Earned and Paid in Cash by the Company	Total Compensation from the Company	Total Compensation from the Fund Complex
Edward D’Alelio	$63,579	$63,579	$963,540
Christopher M. Temple	$60,889	$60,889	$917,224
Eric Kaye	$58,198	$58,198	$895,907
Brian Finn	$56,853	$56,853	$843,249
Melissa Weiler(1)	—	—	—
Victor Woolridge(2)	—	—	—

(1) Ms.	Weiler was appointed to the Board on February 23, 2021.
(2) Mr.	Woolridge was appointed to the Board on November 19, 2021.

We will not pay compensation to our directors who also serve in an executive officer capacity for us or the Adviser.

Staffing

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser, pursuant to the terms of the Investment Advisory Agreement and the Administration Agreement. Our day-to-day investment operations will be managed by our Adviser. In addition, we reimburse the Adviser for our allocable portion of expenses incurred by it in performing its obligations under the Administration Agreement, including our allocable portion of the cost of our officers and their respective staffs.

Compensation of Executive Officers

None of our officers will receive direct compensation from us. The compensation of our chief financial officer and chief compliance officer will be paid by our Administrator, subject to reimbursement by us of an allocable portion of such compensation for services rendered by them to us. To the extent that our Administrator outsources any of its functions we will pay the fees associated with such functions on a direct basis without profit to our Administrator.

Board Leadership Structure

Our business and affairs will be managed under the direction of our board of directors. Among other things, our board of directors sets broad policies for us and approves the appointment of our investment adviser, administrator and officers. The role of our board of directors, and of any individual director, is one of oversight and not of management of our day-to-day affairs.

Under our bylaws, our board of directors may designate one of our directors as chair to preside over meetings of our board of directors and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our board of directors. The board of directors appointed Edward D’Alelio, an independent director, to serve in the role of chairman of the board of directors. The chairman’s role is to preside at all meetings of the board of directors and to act as a liaison with the Adviser, counsel and other directors generally between meetings. The chairman serves as a key point person for dealings between management and the directors. The chairman also may perform such other functions as may be delegated by the board of directors from time to time. The board of directors reviews matters related to its leadership structure annually. The board of directors has determined that its leadership structure is appropriate because it allows the board of directors to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among committees of directors and the full board in a manner that enhances effective oversight.

Our board of directors believes that its leadership structure is the optimal structure for us at this time. Our board of directors, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of us.

Board Role in Risk Oversight

Our board of directors performs its risk oversight function primarily through (i) its standing committees, which report to the entire board of directors and are comprised solely of independent directors and (ii) active monitoring of our chief compliance officer and our compliance policies and procedures. Oversight of other risks is delegated to the committees.

Oversight of our investment activities extends to oversight of the risk management processes employed by the Adviser as part of its day-to-day management of our investment activities. The board of directors anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of the Adviser as necessary and periodically requesting the production of risk management reports or presentations. The goal of the board of director’s risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the board of directors’ oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.

We believe that the role of our board of directors in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as a BDC. As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into transactions with our affiliates, including investing in any portfolio company in which one of our affiliates currently has an investment.

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of our Adviser and the Investment Committee. We consider these individuals to be our portfolio managers. The members of the Investment Committee function as portfolio manager. Each member of the Investment Committee is primarily responsible for the day-to-day management of portfolio, and each is responsible for determining whether to make prospective investments and monitoring the performance of the investment portfolio. The Investment Committee is comprised of Douglas I. Ostrover, Marc S. Lipschultz, Craig W. Packer, Alexis Maged and Jeff Walwyn. The Investment Committee meets regularly to consider our investments, direct our strategic initiatives and supervise the actions taken by our Adviser on its behalf. In addition, the Investment Committee reviews and determines whether to make prospective investments and monitors the performance of the investment portfolio. Each investment opportunity requires the approval of a majority of the Investment Committee. Follow-on investments in existing portfolio companies may require the Investment Committee’s approval beyond that obtained when the initial investment in the portfolio company was made. In addition, temporary investments, such as those in cash equivalents, U.S. government securities and other high quality debt investments that mature in one year or less, may require approval by the Investment Committee. The compensation packages of certain Investment Committee members from our Adviser include various combinations of discretionary bonuses and variable incentive compensation based primarily on performance for services provided.

The investment team is led by Douglas I. Ostrover, Marc S. Lipschultz and Craig W. Packer and is supported by certain members of our Adviser’s senior executive team and the Investment Committee. The investment team, under the Investment Committee’s supervision, sources investment opportunities, conducts research, performs due diligence on potential investments, structures the Company’s investments and monitors the Company’s portfolio companies on an ongoing basis.

None of our Adviser’s investment professionals will receive any direct compensation from the Company in connection with the management of the Company’s portfolio. Certain members of the Investment Committee, through their financial interests in our Adviser, are entitled to a portion of the profits earned by our Adviser, which includes any fees payable to our Adviser under the terms of the Investment Advisory Agreement, less expenses incurred by our Adviser in performing its services under the Investment Advisory Agreement.

The investment team performs a similar role for ORCC, which is traded on the New York Stock Exchange under the symbol “ORCC,” ORCC II and ORCC III, from which the Adviser and its affiliates may receive incentive fees. Certain members of the investment team also perform a similar role for ORTF, from which the Adviser and its affiliates may receive incentive fees. See “Certain Relationships and Related Party Transactions” for a description of the Owl Rock Advisers’ investment allocation policy governing allocations of investments among us and other investment vehicles with similar or overlapping strategies, as well as a description of certain other relationships between us and the Adviser. See “Prospectus Summary — Conflicts of Interest” and “Risk Factors — Risks Related to Our Adviser and Its Affiliates” for a discussion of potential conflicts of interests.

The members of the Investment Committee function as portfolio managers with the most significant responsibility for the day-to-day management of our portfolio. The Investment Committee is comprised of Douglas I. Ostrover, Marc S. Lipschultz, Craig W. Packer and Alexis Maged and Jeff Walwyn. Information regarding the Investment Committee, is as follows:

Name	Year of Birth
Douglas I. Ostrover	1962
Marc S. Lipschultz	1969
Craig W. Packer	1966
Alexis Maged	1965
Jeff Walwyn	1980

In addition to managing our investments, as of December 31, 2020, our portfolio managers also managed investments on behalf of the following entities:

Name	Entity	Investment Focus	Gross assets ($ in millions)
Owl Rock Capital Corporation	Business development company	U.S. middle-market lending	$11,304.4
Owl Rock Capital Corporation II	Business development company	U.S. middle-market lending	$2,199.7
Owl Rock Capital Corporation III	Business development company	U.S. middle-market lending	$515.8
Owl Rock Technology Finance Corp	Business development company	technology related lending	$3,157.9

As of December 31, 2020, our portfolio managers also managed the Owl Rock Private Funds, which had a total of approximately $2.5 billion in gross assets.

The management and incentive fees payable by the Owl Rock BDCs and the Owl Rock Private Funds are based on (1) gross assets and unfunded capital commitments, if applicable and (2) the performance, respectively, of the Owl Rock BDCs and the Private Funds.

Biographical information regarding the members of the Investment Committee, who are not a director or executive officer of the Company is as follows:

Marc S. Lipschultz

Mr. Lipschultz is a Co-Founder and the President of Owl Rock Capital Partners, the Co-Chief Investment Officer of each of the Owl Rock Advisers, and is a member of the Adviser’s Investment Committee. Prior to founding Owl Rock, Mr. Lipschultz spent more than two decades at KKR, and he served on the firm’s Management Committee and as the Global Head of Energy and Infrastructure. Mr. Lipschultz has a wide range of experience in alternative investments, including leadership roles in private equity, infrastructure and direct-asset investing. Prior to joining KKR, Mr. Lipschultz was with Goldman, Sachs & Co., where he focused on mergers and acquisitions and principal investment activities. He received an A.B. with honors and distinction, Phi Beta Kappa, from Stanford University and an M.B.A. with high distinction, Baker Scholar, from Harvard Business School. Mr. Lipschultz serves on the board of the Hess Corporation and is actively involved in a variety of nonprofit organizations, serving as a trustee and board member of the American Enterprise Institute for Public Policy Research, Michael J. Fox Foundation, Mount Sinai Health System, Riverdale Country School and as the Chairman Emeritus of the board of directors of the 92nd Street Y.

Douglas Ostrover

Mr. Ostrover is a Co-Founder of Owl Rock Capital Partners, serves as Chief Executive Officer and Co-Chief Investment Officer of the Owl Rock Advisers, and is a member of the Investment Committee of each of the Owl Rock BDCs. Mr. Ostrover is also a Co-Founder and Chief Executive Officer of Blue Owl, a member of Blue Owl’s Executive Committee, and a director of Blue Owl. In addition, Mr. Ostrover served on the boards of ORCC and ORCC II from 2016-2021, on the board of ORTF from 2018-2021 and on the boards of ORCC III and the Company from 2020-2021. Mr. Ostrover has served on the board of Jaws Acquisition Corp. Prior to co-founding Owl Rock, Mr. Ostrover was one of the founders of GSO Capital Partners (GSO), Blackstone’s alternative credit platform, and a Senior Managing Director at Blackstone until June 2015. Prior to co-founding GSO in 2005, Mr. Ostrover was a Managing Director and Chairman of the Leveraged Finance Group of Credit Suisse First Boston (CSFB). Prior to his role as Chairman, Mr. Ostrover was Global Co-Head of CSFB’s Leveraged Finance Group, during which time he was responsible for all of CSFB’s origination, distribution and trading activities relating to high yield securities, leveraged loans, high yield credit derivatives and distressed securities. Mr. Ostrover was a member of CSFB’s Management Council and the Fixed Income Operating Committee. Mr. Ostrover joined CSFB in November 2000 when CSFB acquired Donaldson, Lufkin & Jenrette

(“DLJ”), where he was a Managing Director in charge of High Yield and Distressed Sales, Trading and Research. Mr. Ostrover had been a member of DLJ’s high yield team since he joined the firm in 1992. Mr. Ostrover is actively involved in non-profit organizations including serving on the board of directors of the Michael J. Fox Foundation. Mr. Ostrover is also a board member of the Brunswick School. Mr. Ostrover received a B.A. in Economics from the University of Pennsylvania and an M.B.A. from New York University Stern School of Business.

Jeff Walwyn

Mr. Walwyn is a Managing Director in the Owl Rock division of Blue Owl, serves as the Head of Underwriting non-technology for each of the Owl Rock Advisers and serves as a member of the Investment Committee of the Adviser and ORDA. Prior to joining Owl Rock in 2017, Mr. Walwyn was a Managing Director with Guggenheim Partners from 2015 until 2017. Upon Apollo Global Management’s acquisition of Gulf Steam Asset management in 2011, Mr. Walwyn joined Apollo and was a Principal until 2014. Prior to its acquisition by Apollo, Mr. Walwyn was a Vice President at Gulf Stream Asset Management where he started in 2006. Earlier in his career, Mr. Walwyn worked in Investment Banking with JPMorgan. Mr. Walwyn received a B.A. from Cornell University and an M.B.A. from Duke University’s Fuqua School of Business and is a CFA® charterholder.

MANAGEMENT AND OTHER AGREEMENTS AND FEES

The Adviser is located at 399 Park Avenue, 38th Floor, New York, NY 10022. The Adviser is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our board of directors and in accordance with the 1940 Act, the Adviser will manage our day-to-day operations and provides investment advisory services to us. Under the terms of the Investment Advisory Agreement, the Adviser will:

•	determine the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	assist us in determining which investments we purchase, retain or sell;

•	identify, evaluate and negotiate the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and

•	execute, close, service and monitor the investments we make.

The Adviser’s services under the Investment Advisory Agreement are not exclusive.

Investment Advisory Agreement

Management and Incentive Fee

Pursuant to the Investment Advisory Agreement with the Adviser, subject to the overall supervision of our board of directors and in accordance with the 1940 Act, the Adviser receives a fee from us, consisting of two components — a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 1.25% based on the average value of our net assets at the end of the two most recently completed calendar months. The base management fee is payable monthly in arrears. All or any part of the base management fee not taken as to any month will be deferred without interest and may be taken in any such month prior to the occurrence of a liquidity event. Base management fees for any partial month are prorated based on the number of days in the month.

The incentive fee consists of two parts: (i) an incentive fee on income and (ii) an incentive fee on capital gains. Each part of the incentive fee is outlined below.

The incentive fee on income will be calculated and payable quarterly in arrears and will be based upon our pre-incentive fee net investment income for the immediately preceding calendar quarter. In the case of a liquidation of the Company or if the Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of the event.

The incentive fee on income for each calendar quarter will be calculated as follows:

•

No incentive fee on income will be payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to investors of 1.25% of the Company’s net asset value for that calendar quarter. We refer to this as the quarterly preferred return.

•

All of our pre-incentive fee net investment income, if any, that exceeds the quarterly preferred return, but is less than or equal to 1.43%, which we refer to as the upper level breakpoint, of the Company’s net asset value for that calendar quarter, will be payable to our Adviser. We refer to this portion of the incentive fee on income as the “catch-up.” It is intended to provide an incentive fee of 12.50% on all of our pre-incentive fee net investment income when the pre-incentive fee net investment income reaches 1.43% of the Company’s net asset value for that calendar quarter, measured as of the end of the immediately preceding calendar quarter. The quarterly preferred return of 1.25% and upper level breakpoint of 1.43% are also adjusted for the actual number of days each calendar quarter.

•

For any quarter in which our pre-incentive fee net investment income exceeds the upper level break point of 1.43% of the Company’s net asset value for that calendar quarter, the incentive fee on income will equal 12.50% of the amount of our pre-incentive fee net investment income, because the quarterly preferred return and catch up will have been achieved.

•

Pre-incentive fee net investment income is defined as investment income and any other income, accrued during the calendar quarter, minus operating expenses for the quarter, including the base management fee, expenses payable under the Investment Advisory Agreement and the Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income does not include any expense support payments or any reimbursement by the Company of expense support payments, or any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

The following is a graphical representation of the calculation of the quarterly incentive fee on income:

Quarterly Incentive Fee on

Pre-Incentive Fee Net Investment Income

(expressed as a percentage of net asset value at the beginning of the quarter)

0%	1.25%	1.43%

f 0.0% g	f 100.0% g	f 12.50% g

The incentive fee on capital gains will be determined and payable in arrears as of the end of each calendar year during which the Investment Advisory Agreement is in effect. In the case of a liquidation, or if the Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of such event. The annual fee will equal (i) 12.50% of our realized capital gains on a cumulative basis from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less (ii) the aggregate amount of any previously paid incentive fees on capital gains as calculated in accordance with U.S. GAAP. In no event will the Capital Gains Incentive Fee payable pursuant hereto be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

Because of the structure of the incentive fee on income and the incentive fee on capital gains, it is possible that we may pay such fees in a year where we incur a net loss. For example, if we receive pre-incentive fee net investment income in excess of the 1.25% of the Company’s net asset value for that calendar quarter we will pay the applicable incentive fee even if we incurred a net loss in the quarter due to a realized or unrealized capital loss. Our Adviser will not be under any obligation to reimburse us for any part of the incentive fee they receive that is based on prior period accrued income that we never received as a result of any borrower’s default or a subsequent realized loss of our portfolio.

The fees that are payable under the Investment Advisory Agreement for any partial period will be appropriately prorated. The fees are calculated using detailed policies and procedures approved by our Adviser and our board of directors, including a majority of the independent directors, and such policies and procedures are consistent with the description of the calculation of the fees set forth above.

Our Adviser may elect to defer or waive all or a portion of the fees that would otherwise be paid to it in its sole discretion. Any portion of a fee not taken as to any month, quarter or year will be deferred without interest and may be taken in any such other month, quarter or year prior to the occurrence of a liquidity event as our Adviser may determine in its sole discretion.

Fee Waiver

On September 30, 2020, the Adviser agreed to waive 100% of the base management fee for the quarter ended December 31, 2020. On February 23, 2021, the Adviser agreed to waive 100% of the base management fee for the quarter ended March 31, 2021. Any portion of the base management fee waived is not subject to recoupment.

Examples of the two-part incentive fee:

Example 1 — Incentive Fee on pre-incentive fee net investment income for each quarter

Scenarios expressed as a percentage of net asset value at the beginning of the quarter	Scenario 1	Scenario 2	Scenario 3
Pre-incentive fee net investment income	1.00%	1.35%	2.00%
Catch up incentive fee (maximum of 0.18%)	0.00%	-0.10%	-0.18%
Split incentive fee (12.50% above 1.43%)	0.00%	0.00%	-0.07%

Net Investment income	1.00%	1.25%	1.75%

Scenario 1 — Incentive Fee on Income

Pre-incentive fee net investment income does not exceed the 1.25% quarterly preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive fee net investment income.

Scenario 2 — Incentive Fee on Income

Pre-incentive fee net investment income falls between the 1.25% quarterly preferred return rate and the upper level breakpoint of 1.43%, therefore the incentive fee on pre-incentive fee net investment income is 100% of the pre-incentive fee above the 1.25% quarterly preferred return.

Scenario 3 — Incentive Fee on Income

Pre-incentive fee net investment income exceeds the 1.25% quarterly preferred return and the 1.43% upper level breakpoint provision. Therefore the upper level breakpoint provision is fully satisfied by the 0.18% of pre-incentive fee net investment income above the 1.25% preferred return rate and there is a 12.50% incentive fee on pre-incentive fee net investment income above the 1.43% upper level breakpoint. This ultimately provides an incentive fee which represents 12.50% of pre-incentive fee net investment income.

Example 2 — Incentive Fee on Capital Gains Assumptions

Year 1:	No net realized capital gains or losses

Year 2:	6.00% realized capital gains and 1.00% realized capital losses and unrealized capital depreciation; capital gain incentive fee = 12.50% × (realized capital gains for year computed net of all realized capital losses and unrealized capital depreciation at year end)

Year 1 Incentive Fee on Capital Gains	= 12.50% × (0)

=0

= No Incentive Fee on Capital Gains

Year 2 Incentive Fee on Capital Gains	= 12.50% × (6.00% -1.00)%

= 12.50% × 5.00%

= 0.63%

Payment of Our Expenses under the Investment Advisory and Administration Agreements

Except as specifically provided below, we anticipate that all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory and management services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Adviser. We will bear our allocable portion of the compensation paid by the Adviser (or its affiliates) to our chief compliance officer and chief financial officer and their respective staffs (based on a percentage of time such individuals devote, on an estimated basis, to our business affairs). We also will bear all other costs and expenses of our operations, administration and transactions, including, but not limited to (i) investment advisory fees, including base management fees and incentive fees, to the Adviser, pursuant to the Investment Advisory Agreement; (ii) our allocable portion of overhead and other expenses incurred by the Adviser in performing its administrative obligations under the Administration Agreement and (iii) all other expenses of our operations and transactions including, without limitation, those relating to:

•

expenses deemed to be “organization and offering expenses” for purposes of FINRA Conduct Rule 2310(a)(12) (exclusive of commissions, any discounts and other similar expenses paid by investors at the time of sale of our stock);

•	the cost of corporate and organizational expenses relating to offerings of shares of our common stock;

•	the cost of calculating our net asset value, including the cost of any third-party valuation services;

•	the cost of effecting any sales and repurchases of the common stock and other securities;

•	fees and expenses payable under any dealer manager agreements, if any;

•	debt service and other costs of borrowings or other financing arrangements;

•	costs of hedging;

•

expenses, including travel expense, incurred by the Administrator, members of the investment team or payable to third parties performing due diligence on prospective portfolio companies and, if necessary, enforcing our rights;

•	escrow agent, transfer agent and custodial fees and expenses;

•	fees and expenses associated with marketing efforts;

•	federal and state registration fees, any stock exchange listing fees and fees payable to rating agencies;

•	federal, state and local taxes;

•	independent directors’ fees and expenses including certain travel expenses;

•

costs of preparing financial statements and maintaining books and records and filing reports or other documents with the SEC (or other regulatory bodies) and other reporting and compliance costs, including registration fees, licenses and the compensation of professionals responsible for the preparation of the foregoing;

•	the costs of any reports, proxy statements or other notices to shareholders (including printing and mailing costs);

•	the costs of any shareholder or director meetings and the compensation of personnel responsible for the preparation of the foregoing and related matters;

•	commissions and other compensation payable to brokers or dealers;

•	research and market data;

•	fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums;

•	direct costs and expenses of administration, including printing, mailing, long distance telephone and staff;

•	fees and expenses associated with independent audits, outside legal and consulting costs;

•	costs of winding up;

•	costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Company’s assets for tax or other purposes;

•	extraordinary expenses (such as litigation or indemnification); and

•	costs associated with reporting and compliance obligations under the Advisers Act and applicable federal and state securities laws.

Duration and Termination

Unless terminated earlier as described below, the Investment Advisory Agreement will remain in effect for a period of two years from the date it first become effective and will remain in effect from year-to-year thereafter if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, and, in either case, if also approved by a majority of our directors who are not “interested persons” as defined in the 1940 Act. The Investment Advisory Agreement will automatically terminate in the event of its assignment, as defined in the 1940 Act, by the Adviser and may be terminated at any time, without penalty, by us upon not less than 60 days’ written notice to the Adviser by the vote of a majority of our outstanding voting securities (as defined under the 1940 Act) or by the vote of our independent directors. The Investment Advisory Agreement may be terminated at any time, without penalty, by the Adviser upon 120 days’ written notice to us. The holders of a majority of our outstanding voting securities may also terminate the Investment Advisory Agreement without penalty upon not less than 60 days’ written notice.

Board Approval of the Investment Advisory Agreement

Our board of directors, including our independent directors, approved the Investment Advisory Agreement at a meeting held on September 23, 2020. In reaching a decision to approve the Investment Advisory Agreement, the board of directors reviewed a significant amount of information and considered, among other things:

•	the nature, quality and extent of the advisory and other services to be provided to us by the Adviser;

•	comparative data with respect to advisory fees or similar expenses paid by other BDCs, which could include employees of the Adviser or its affiliates;

•	our projected operating expenses and expense ratio compared to BDCs with similar investment objectives;

•	any existing and potential sources of indirect income to the Adviser from its relationship with us and the profitability of that relationship;

•	information about the services to be performed and the personnel performing such services under the Investment Advisory Agreement;

•	the organizational capability and financial condition of the Adviser and its affiliates; and

•	the possibility of obtaining similar services from other third-party service providers or through an internally managed structure.

Based on the information reviewed and the discussion thereof, the board of directors, including a majority of the non-interested directors, concluded that the investment advisory fee rates are reasonable in relation to the services to be provided and approved the Investment Advisory Agreement as being in the best interests of our shareholders.

On May 18, 2021, we entered into an amended and restated investment advisory agreement (the “Restated Advisory Agreement”) with the Adviser, in connection with the previously announced transaction (the “Transaction”) pursuant to which Owl Rock Capital Group, LLC, the parent of the Adviser (and a subsidiary of Owl Rock Capital Partners LP), and Dyal merged to form Blue Owl. The Transaction resulted in a change of control of the Adviser and was deemed an assignment of the investment advisory agreement (the “Prior Advisory Agreement”) between the Company and the Adviser. The Restated Advisory Agreement became effective upon consummation of the Transaction and the terms of the Restated Advisory Agreement are identical to the Prior Advisory Agreement. The Company’s shareholders previously approved the Company’s entry into the Restated Advisory Agreement.

Prohibited Activities

Our activities are subject to compliance with the 1940 Act. In addition, our charter prohibits the following activities among us, the Adviser and its affiliates:

•

We may not purchase or lease assets in which the Adviser or its affiliates has an interest unless (i) we disclose the terms of the transaction to our shareholders, the terms are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

•	We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;

•

The Adviser and its affiliates may not acquire assets from us unless (i) approved by our shareholders entitled to cast a majority of the votes entitled to be cast on the matter or (ii) such acquisition is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

•	We may not lease assets to the Adviser or its affiliates unless we disclose the terms of the transaction to our shareholders and such terms are fair and reasonable to us;

•	We may not make any loans, credit facilities, credit agreements or otherwise to the Adviser or its affiliates except for the advancement of funds as permitted by our charter;

•	We may not acquire assets from our affiliates in exchange for our common stock;

•

We may not pay a commission or fee, either directly or indirectly to the Adviser or its affiliates, except as otherwise permitted by our charter, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

•	The Adviser may not charge duplicate fees to us; and

•	The Adviser may not provide financing to us with a term in excess of 12 months.

In addition, in the Investment Advisory Agreement, the Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state securities laws governing its operations and investments.

Compliance with the Omnibus Guidelines published by NASAA

Rebates, Kickbacks and Reciprocal Arrangements

Our charter prohibits our Adviser from: (i) receiving or accepting any rebate, give-ups or similar arrangement that is prohibited under applicable federal or state securities laws, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws and the NASAA Omnibus Guidelines governing conflicts of interest or investment restrictions or (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws and the NASAA Omnibus Guidelines. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our stock or give investment advice to a potential shareholder; provided, however, that our Adviser may pay a registered broker-dealer or other properly licensed agent a sales commissions for selling or distributing our common stock.

We will retain a reasonable percentage of the proceeds of this offering and our revenues in order to provide adequate reserves for normal replacements and contingencies, in accordance with accounting principles generally accepted in the United States, or GAAP.

Commingling

The Adviser may not permit our funds to be commingled with the funds of any other entity.

Indemnification of the Adviser

The Investment Advisory Agreement provides that the Adviser (and any of its affiliates, directors, officers, members, employees, agents, or representatives) will not be liable to us for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under the Investment Advisory Agreement or otherwise as our investment adviser, except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services, and we will indemnify, defend and protect the Adviser (and its affiliates, directors, officers, members, employees, agents and representatives, each of whom will be deemed a third party beneficiary hereof) (collectively, the “Indemnified Parties”) and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Company or our shareholders) arising out of or otherwise based upon the performance of any of the Adviser’s duties or obligations under the Investment Advisory Agreement or otherwise as our investment adviser. Notwithstanding the preceding sentence, we will not provide for indemnification of an Indemnified Party for any liability or loss suffered by such Indemnified Party, nor will we provide that an Indemnified Party be held harmless for any loss or liability suffered by us, unless: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) the Indemnified Party was acting on our behalf or performing services for us; (3) such liability or loss was not the result of (i) negligence or misconduct, in the case that the Indemnified Party is the Adviser, an affiliate of the Adviser or one of our officers or (ii) gross negligence or willful misconduct, in the case that the Indemnified Party is a director who is also not one of our officers or the Adviser or an affiliate of the Adviser; and (4) the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders. Furthermore, in accordance with Section 17(i) of the 1940 Act, the Adviser (and any of its affiliates, directors, officers, members, employees, agents, or representatives) may not be protected against any liability to the Company or any Company investor to which he would otherwise be subject by reason of willful malfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Administration Agreement

Under the terms of the Administration Agreement, the Adviser performs, or oversees the performance of, required administrative services, which includes providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC and managing the payment of expenses and the performance of administrative and professional services rendered by others. Pursuant to the terms of the Administration Agreement, the Adviser may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Adviser for any services performed for us by such affiliate or third party.

We will reimburse the Adviser for expenses necessary to perform services related to our administration and operations, including the Adviser’ allocable portion of the compensation and related expenses of our chief compliance officer, chief financial officer and their respective staffs. The amount of this reimbursement will be the lesser of (1) the Adviser’ actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. The Adviser will be required to allocate the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. Our board of directors will review the methodology employed in determining how the expenses are allocated to us and the proposed allocation of administrative expenses among us and certain affiliates of the Adviser. Our board of directors will assess the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of directors will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors will, among other things, compare the total amount paid to the Adviser for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We will not reimburse the Adviser for any services for which it receives a separate fee, for example, rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of the Adviser.

Unless earlier terminated as described below, the Administration Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the board of directors or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the independent directors. We may terminate the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of the board of directors or the shareholders holding a majority of the outstanding shares of our common stock. In addition, the Adviser may terminate the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. To the extent that the Adviser outsources any of its functions we will pay the fees associated with such functions on a direct basis without profit to the Adviser.

On May 18, 2021, the Company entered into an amended and restated administration agreement (the “Restated Administration Agreement”) with the Adviser. The Restated Administration Agreement became effective upon consummation of the Transaction and the terms of the Restated Administration Agreement are identical to the Company’s prior administration agreement with the Adviser.

Indemnification

The Administration Agreement provides that the Adviser and its affiliates’ respective officers, directors, members, managers, shareholders and employees are entitled to indemnification from us from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Administration Agreement, provided that nothing in the Administration Agreement will be deemed to protect the Adviser in respect of any liability by reason of willful misfeasance, bad faith or gross negligence in the performance of such person’s duties under the Administration Agreement.

Dealer Manager Agreement & Participating Broker-Dealer Agreements

We have entered into a dealer manager agreement (the “Dealer Manager Agreement”) with the Dealer Manager, an affiliate of the Adviser, and participating broker-dealer agreements with certain broker-dealers. Under the terms of the Dealer Manager Agreement and the participating broker-dealer agreements, the Dealer Manager serves as the dealer manager, and certain participating broker-dealers solicit capital, for our public offering of shares of Class S, Class D and Class I common stock. The Dealer Manager is entitled to receive an Upfront Sales Load of up to 3.50% of the offering price of each Class S share sold in the offering. The Dealer Manager may be entitled to receive an Upfront Sales Load of up to 1.50% of the offering price of each Class D share sold in this offering. The Dealer Manager anticipates that all or a portion of the Upfront Sales Load will be retained by, or reallowed (paid) to, participating broker-dealers. The Dealer Manager will not receive an Upfront Sales Load with respect to purchases of Class I shares or shares of any class of shares issued pursuant to our distribution reinvestment plan.

Subject to FINRA limitations on underwriting compensation, we pay the Dealer Manager servicing fees for ongoing services rendered to shareholders by participating broker-dealers or broker-dealers servicing investors’ accounts, referred to as servicing broker-dealers:

•	with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate net asset value of our outstanding Class S shares; and

•	with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate net asset value of our outstanding Class D shares.

We do not pay an ongoing servicing fee with respect to our outstanding Class I shares.

The servicing fees are paid monthly in arrears. The Dealer Manager reallows (pays) all or a portion of the ongoing servicing fees to participating broker-dealers and servicing broker-dealers for ongoing services performed by such broker-dealers, and will waive ongoing servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services. Because the ongoing servicing fees are calculated based on our net asset values for our Class S and Class D shares, they will reduce the net asset values or, alternatively, the distributions payable, with respect to the shares of each such class, including shares issued under our distribution reinvestment plan. We will cease paying ongoing servicing fees at the date at which total underwriting compensation from any source in connection with this offering equals 10% of the gross proceeds from our offering (excluding proceeds from issuances pursuant to our distribution reinvestment plan). This limitation is intended to ensure that we satisfy the requirements of FINRA Rule 2310, which provides that the maximum aggregate underwriting compensation from any source, including compensation paid from offering proceeds and in the form of “trail commissions,” payable to underwriters, broker-dealers, or affiliates thereof participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan.

The Upfront Sales Load for sales of Class S and Class D shares may be reduced or waived in connection with discounts, other fee arrangements or for sales to certain categories of purchasers. See “Plan of Distribution — Upfront Sales Load.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into the Investment Advisory Agreement, the Administration Agreement and the Expense Support Agreement with the Adviser. Pursuant to the Investment Advisory Agreement, we pay the Adviser a base management fee and an incentive fee. See “Management and Other Agreements and Fees — Investment Advisory Agreement” for a description of how the fees payable to the Adviser will be determined. Pursuant to the Administration Agreement, we will reimburse the Adviser for expenses necessary to perform services related to our administration and operations. See “Management and Other Agreements and Fees — Administration Agreement” for a description of how the expenses reimbursable to the Adviser will be determined. In addition, the Adviser or its affiliates may engage in certain origination activities and receive attendant arrangement, structuring or similar fees. The purpose of the Expense Reimbursement Agreement is to ensure that no portion of our distributions to shareholders will represent a return of capital for tax purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Components of Our Results of Operations — Expense Support and Conditional Reimbursement Agreement” for a description of the Expense Support Agreement.

Our executive officers, certain of our directors and certain other finance professionals of Owl Rock Capital Partners also serve as executives of the Adviser and ORTA and officers and directors of the Company and certain professionals of Owl Rock Capital Partners and the Adviser are officers of Owl Rock Capital Securities. In addition, our executive officers and directors and the members of the Adviser and members of its investment committee serve or may serve as officers, directors or principals of entities that operate in the same, or a related, line of business as we do or of investment funds, accounts or other investment vehicles managed by our affiliates. These investment funds, accounts or other investment vehicles may have investment objectives similar to our investment objectives.

At times, we compete with these other entities managed by the Adviser as well as entities managed by the other Owl Rock Advisers, including the Owl Rock Clients, for capital and investment opportunities. As a result, we may not be given the opportunity to participate or participate fully in certain investments made by the Owl Rock Clients. This can create a potential conflict when allocating investment opportunities among us and such other Owl Rock Clients. An investment opportunity that is suitable for multiple clients of the Adviser and its affiliates may not be capable of being shared among some or all of such clients and affiliates due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the 1940 Act. However, in order for the Adviser and its affiliates to fulfill their fiduciary duties to each of their clients, the Owl Rock Advisers have put in place an investment allocation policy that seeks to ensure the fair and equitable allocation of investment opportunities over time and addresses the co-investment restrictions set forth under the 1940 Act.

Allocation of Investment Opportunities

The Owl Rock Advisers intend to allocate investment opportunities in a manner that is fair and equitable over time and is consistent with its investment allocation policy, so that no client of the Adviser or its affiliates is disadvantaged in relation to any other client of the Adviser or its affiliates, taking into account such factors as the relative amounts of capital available for new investments, cash on hand, existing commitments and reserves, the investment programs and portfolio positions of the participating investment accounts, the clients for which participation is appropriate, targeted leverage level, targeted asset mix and any other factors deemed appropriate. The Owl Rock Advisers intend to allocate common expenses among us and other clients of the Adviser and its affiliates in a manner that is fair and equitable over time or in such other manner as may be required by applicable law or the Investment Advisory Agreement. Fees and expenses generated in connection with potential portfolio investments that are not consummated will be allocated in a manner that is fair and equitable over time and in accordance with policies adopted by the Owl Rock Advisers and the Investment Advisory Agreement.

The Owl Rock Advisers have put in place an investment allocation policy that seeks to ensure the equitable allocation of investment opportunities and addresses the co-investment restrictions set forth under the 1940 Act. When we engage in co-investments as permitted by the exemptive relief described below, we will do so in a manner consistent with the Owl Rock Advisers’ investment allocation policy. In situations where co-investment with other entities managed by the Adviser or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, a committee comprised of certain executive officers of the Owl Rock Advisers (including executive officers of the Adviser) along with other officers and employees, will need to decide whether we or such other entity or entities will proceed with the investment. The allocation committee will make these determinations based on the Owl Rock Advisers’ investment allocation policy, which generally requires that such opportunities be offered to eligible accounts in a manner that will be fair and equitable over time.

The Owl Rock Advisers’ investment allocation policy is designed to manage the potential conflicts of interest between the Adviser’s fiduciary obligations to us and its or its affiliates’ similar fiduciary obligations to other clients, including the Owl Rock Clients; however, there can be no assurance that the Owl Rock Advisers’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to us. Not all conflicts of interest can be expected to be resolved in our favor.

The allocation of investment opportunities among us and any of the other investment funds sponsored or accounts managed by the Adviser or its affiliates may not always, and often will not, be proportional. In general, pursuant to the Owl Rock Advisers investment allocation policy, the process for making an allocation determination includes an assessment as to whether a particular investment opportunity (including any follow-on investment in, or disposition from, an existing portfolio company held by the Company or another investment fund or account) is suitable for us or another investment fund or account including the Owl Rock Clients. In making this assessment, the Adviser may consider a variety of factors, including, without limitation: the investment objectives, guidelines and strategies applicable to the investment fund or account; the nature of the investment, including its risk-return profile and expected holding period; portfolio diversification and concentration concerns; the liquidity needs of the investment fund or account; the ability of the investment fund or account to accommodate structural, timing and other aspects of the investment process; the life cycle of the investment fund or account; legal, tax and regulatory requirements and restrictions, including, as applicable, compliance with the 1940 Act (including requirements and restrictions pertaining to co-investment opportunities discussed below); compliance with existing agreements of the investment fund or account; the available capital of the investment fund or account; diversification requirements for BDCs or RICs; the gross asset value and net asset value of the investment fund or account; the current and targeted leverage levels for the investment fund or account; and portfolio construction considerations. The relevance of each of these criteria will vary from investment opportunity to investment opportunity. In circumstances where the investment objectives of multiple investment funds or accounts regularly overlap, while the specific facts and circumstances of each allocation decision will be determinative, the Owl Rock Advisers may afford prior decisions precedential value.

Pursuant to the Owl Rock Advisers’ investment allocation policy, if, through the foregoing analysis, it is determined that an investment opportunity is appropriate for multiple investment funds or accounts, the Owl Rock Advisers generally will determine the appropriate size of the opportunity for each such investment fund or account. If an investment opportunity falls within the mandate of two or more investment funds or accounts, and there are no restrictions on such funds or accounts investing with each other, then each investment fund or account will receive the amount of the investment that it is seeking, as determined based on the criteria set forth above.

Certain allocations may be more advantageous to us relative to one or all of the other investment funds, or vice versa. While the Owl Rock Advisers will seek to allocate investment opportunities in a way that it believes in good faith is fair and equitable over time, there can be no assurance that our actual allocation of an investment opportunity, if any, or terms on which the allocation is made, will be as favorable as they would be if the conflicts of interest to which the Adviser may be subject did not exist.

Co-Investment Opportunities

As a BDC, we are subject to certain regulatory restrictions in negotiating certain investments with entities with which we may be restricted from doing so under the 1940 Act, such as the Adviser and its affiliates.

On February 7, 2017, the Adviser and certain of our affiliates received exemptive relief (the “Order”) from the SEC to permit us to co-invest with other funds managed by the Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. The Owl Rock Advisers’ investment allocation policy seeks to ensure equitable allocation of investment opportunities between us, the Owl Rock BDCs (as defined in the Order) and/or other funds managed by the Adviser and its affiliates.

Pursuant to an exemptive order issued by the SEC on April 8, 2020 and applicable to all BDCs, through December 31, 2020, we may, subject to the satisfaction of certain conditions, co-invest in portfolio companies in which certain other funds managed by the Adviser or its affiliates have invested, even if we have not previously invested in such existing portfolio company. Without this order, we would not be able to participate in such co-investments with affiliated funds unless we had previously acquired securities of the portfolio company in a co-investment transaction with the affiliated funds. Although the conditional exemptive order has expired, the SEC’s Division of Investment Management has indicated that until March 31, 2022, it will not recommend enforcement action, to the extent that any BDC with an existing co-investment order continues to engage in certain transactions described in the conditional exemptive order, pursuant to the same terms and conditions described therein.

Affiliated Dealer Manager

We have entered into the Dealer Manager Agreement with Blue Owl Securities. Pursuant to the Dealer Manager Agreement, we will indemnify the dealer manager, its officers, directors and any person who controls the dealer manager, in certain circumstances.

The Dealer Manager is an affiliate of Owl Rock Capital Partners and will not make an independent review of us or our continuous offering. This relationship may create conflicts in connection with the dealer manager’s due diligence obligations under the federal securities laws. Although the Dealer Manager will examine the information in this prospectus for accuracy and completeness, due to its affiliation with the Adviser, no independent review of us will be made in connection with the distribution of our shares in this offering.

License Agreement

We have entered into a license agreement (the “License Agreement”) with Owl Rock Capital Partners, pursuant to which an affiliate of Owl Rock Capital Partners has granted us a non-exclusive license to use the name “Owl Rock.” Under the License Agreement, we have a right to use the Owl Rock name for so long as the Adviser or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we have no legal right to the “Owl Rock” name or logo.

Material Non-Public Information

Our senior management, members of the Adviser’s investment committee and other investment professionals from the Adviser may serve as directors of, or in a similar capacity with, companies in which we may invest or in which we are considering making an investment. Through these and other relationships with a company, these individuals may obtain material non-public information that might restrict our ability to buy or sell the securities of such company under the policies of the company or applicable law.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the expected beneficial ownership of our common stock as of November 22, 2021:

•	each person known to us to be expected to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of our directors and each executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There is no common stock subject to options that are currently exercisable or exercisable within 60 days of the offering. Percentage of beneficial ownership is based on 133,126,722 shares of our common stock outstanding as of November 22, 2021.

Name and Address	Shares Beneficially Owned	Percentage of Common Stock Outstanding

Number of Shares Owned(4)
5% Owners
Cliffwater Corporate Lending Fund	5,376,344	7.94%
Interested Director(1)
Craig W. Packer(2)(3)	2,595,996	3.84%
Independent Directors(1)
Brian Finn	—	—
Edward D’Alelio	—	—
Eric Kaye	—	—
Christopher M. Temple	—	—
Melissa Weiler	—	—
Victor Woolridge	—	—
Executive Officers
Karen Hager	—	—
Bryan Cole	—	—
Alan Kirshenbaum(2)(3)	2,595,996	3.84%
Jonathan Lamm	—	—
Alexis Maged	—	—
Neena Reddy	—	—
Matthew Swatt	—	—
Shari Withem	—	—
All officers and directors as a group (14 persons)(4)	2,595,996	3.84%

*	Less than 1%.
(1)	The address for all of the Company’s officers and directors is c/o Owl Rock Capital Advisors LLC, 399 Park Avenue, 38th Floor, New York, NY 10022.
(2)

Feeder FIC Equity is a Delaware limited liability company. Owl Rock Feeder FIC LLC (“Feeder FIC Parent”) is the sole member of Feeder FIC Equity and has the power to vote (or direct the vote) of shares held by Feeder FIC Equity. Mr. Packer and Mr. Kirshenbaum serve as Chief Investment Officer and Chief Financial Officer, respectively of Feeder FIC Parent.

(3)

Reflects 100 shares held by the Adviser and 2,595,896 shares held by Feeder FIC Equity. Messrs. Packer and Kirshenbaum disclaim beneficial ownership of these securities except to the extent of their pecuniary interests therein.

(4)	Reflects combined total shares of each class of common stock held.

The following table sets forth, as of November 22, 2021, the dollar range of our equity securities that beneficially owned by each of our directors stated as one of the following dollar ranges: None; $1 — $10,000; $10,001 — $50,000; $50,001 — $100,000; or Over $100,000. For purposes of this registration statement, the term “Fund Complex” is defined to include the Owl Rock BDCs.

Name of Director	Dollar Range of Equity Securities in Owl Rock Core Income Corp.(1)(2)		Aggregate Dollar Range of Equity Securities in the Fund Complex(1)(3)
Interested Directors
Craig W. Packer(4)	over $	100,000	over $	100,000
Independent Directors
Brian Finn		—	over $	100,000
Edward D’Alelio		—	over $	100,000
Eric Kaye		—	over $	100,000
Christopher M. Temple		—	over $	100,000
Melissa Weiler		—	over $	100,000
Victor Woolridge		—		—

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)

The dollar range of equity securities of the Company beneficially owned by our directors, if applicable, is calculated by multiplying the current price of $9.30 per Class I share, which is the share class held by the directors, by the number of equity securities beneficially owned.

(3)	The dollar range of equity securities beneficially owned are: none, $1 — $10,000, $10,001 — $50,000,
$50,001	— $100,000, or over $100,000.
(4)

The dollar range of equity securities in the Fund Complex beneficially owned by directors of the Company, if applicable, is the sum of (i) the product obtained by multiplying the net public offering price per share of ORCC as of November 22, 2021 by the number of shares of ORCC’s common stock beneficially owned by the director, (ii) the product obtained by multiplying the price per share at which ORCC II issues shares pursuant to its distribution reinvestment plan as of October 26, 2021 by the number of shares of ORCC II’s common stock beneficially owned by the director, (iii) the product obtained by multiplying the net asset value per share of ORTF as of September 30, 2021 by the number of shares of ORTF’s common stock beneficially owned by the director, (iv) the product obtained by multiplying the net asset value per share of ORCC III as of September 30, 2021 by the number of shares of ORCC III’s common stock beneficially owned by the director, (v) the product obtained by multiplying the initial offering price per share of ORTIC by the number of shares of ORTIC’s common stock beneficially owned by the director and (vi) the total dollar range of equity securities in the Company beneficially owned by the director.

DISTRIBUTIONS

Subject to the board of directors’ discretion and applicable legal restrictions, we intend to authorize and declare cash distributions on a monthly or quarterly basis and pay such distributions on a monthly basis. The per share amount of distributions on Class S, Class D and Class I shares will differ because of different allocations of class-specific expenses. Specifically, because the ongoing servicing fees are calculated based on our net asset value for our Class S and Class D shares, the ongoing service fees will reduce the net asset value or, alternatively, the distributions payable, with respect to the shares of each such class, including shares issued under our distribution reinvestment plan. For example, distributions on Class S and Class D shares may be lower than on Class I shares because Class S and Class D shares are subject to ongoing servicing fee for a period of time.

From time to time, we may also pay special interim distributions in the form of cash or shares of our common stock at the discretion of our board of directors. For example, our board of directors may periodically declare distributions to reduce the net asset value per share of a share class if necessary to ensure that we do not sell shares of the applicable class at a price per share, after deducting the Upfront Sales Load, if any, that is below the net asset value per share of the applicable class. The timing and amount of any future distributions to shareholders will be subject to applicable legal restrictions and the sole discretion of our board of directors.

We may fund our cash distributions to shareholders from any sources of funds available to us, including fee waivers or deferrals by our Adviser that may be subject to repayment, as well as cash otherwise available. We have not established limits on the amount of funds we may use from any available sources to make distributions. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. The Adviser and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods. See “Management and Other Agreements and Fees.”

Consistent with the Code, shareholders will be notified of the source of our distributions. Our distributions may exceed our earnings and profits, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

We have elected to be treated, and intend to qualify annually, as a RIC under the Code. To maintain RIC tax treatment, we must distribute at least 90% of our investment company taxable income (net ordinary taxable income and net short-term capital gains in excess of net long-term capital losses), if any, to our shareholders. A RIC may satisfy the 90% distribution requirement by actually distributing dividends (other than capital gain dividends) during the taxable year. In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of Subchapter M. If a RIC makes a spillback dividend, the amounts will be included in shareholders’ gross income for the year in which the spillback distribution is paid.

In order to minimize certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income (taking into account certain deferrals and elections, and generally applying certain mark-to-market provisions as if our tax year ended on October 31) for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year) and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax. However we may also decide to distribute less and pay the federal excise taxes. See “Tax Matters — Taxation as a Regulated Investment Company.”

We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions. If we issue senior securities, we may be prohibited from making distributions if doing so causes us to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Tax Matters.”

We have adopted a distribution reinvestment plan whereby shareholders (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Oklahoma, Oregon, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of the same class of our common stock to which the distribution relates unless they elect to receive their distributions in cash. Kentucky, Maryland, Nebraska, Vermont and Washington investors, and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan, will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan.”

Our charter provides that distributions in-kind will not be permitted, except for distributions of readily marketable securities or our securities (but only in the case of our distribution reinvestment plan), distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of our charter, or in-kind distributions in which (i) our board of directors advises each shareholder of the risks associated with direct ownership of the property, (ii) our board of directors offers each shareholder the election of receiving such in-kind distributions and (iii) in-kind distributions are made only to those shareholders that accept such offer.

The Board authorizes and declares monthly distribution amounts per share of common stock, payable monthly in arrears. The following table presents cash distributions per share that were declared during the six months ended September 30, 2021:

	Class S common stock distributions		Class D common stock distributions		Class I common stock distributions
($ in thousands)	Per Share(1)	Amount	Per Share(1)	Amount	Per Share(1)	Amount
2021
March 31, 2021	$ —	$—	$0.05	$ 16	$0.05	$ 194
April 30, 2021	0.05	33	0.05	54	0.05	418
May 31, 2021	0.05	91	0.05	101	0.05	558
June 30, 2021	0.05	129	0.05	168	0.05	839
July 31, 2021	0.05	294	0.05	222	0.05	1,116
August 31, 2021	0.05	432	0.05	270	0.05	1,648
September 30, 2021	0.05	789	0.05	354	0.05	2,209

Total	$0.30	$1,768	$0.35	$1,185	$0.35	$6,982

(1)	Distributions per share are gross of shareholder servicing fees.

On February 23, 2021 the Company’s Board declared regular monthly distributions for March 2021 through June 2021. The regular monthly cash distributions, each in the gross amount of $0.05145833 per share, are payable on April 28, 2021, May 28, 2021, June 28, 2021 and July 29, 2021 to shareholders of records as of March 31, 2021, April 30, 2021, May 31, 2021 and June 30, 2021, respectively.

On May 5, 2021, the Company’s Board declared regular monthly distributions for July 2021 through September 2021. The regular monthly cash distributions, each in the gross amount of $0.05145833 per share, are payable on August 27, 2021, September 28, 2021 and October 28, 2021 to shareholders of records as of July 31, 2021, August 31, 2021 and September 30, 2021, respectively.

On August 3, 2021, the Company’s Board declared regular monthly distributions for October 2021 through December 2021. The regular monthly cash distributions, each in the gross amount of $0.05145833 per share, are payable on November 30, 2021, December 31, 2021, and January 31, 2022 to shareholders of records as of October 31, 2021, November 30, 2021, and December 31, 2021, respectively.

On September 13, 2021, the Company’s Board declared special monthly distributions for October 2021 through December 2021. The special monthly cash distributions, each in the gross amount of $0.00144722, $0.00289444, and $0.00434166 per share, are payable on November 30, 2021, December 29, 2021, and January 31, 2022 to shareholders of records as of October 31, 2021, November 30, 2021, and December 31, 2021, respectively.

On November 2, 2021, our Board declared regular monthly distributions for January 2022 through March 2022. The regular monthly cash distributions, each in the gross amount of $0.05580000 per share, are payable on February 28, 2022, March 31, 2022, and April 29, 2022 to shareholders of records as of 9 PM EST on January 31, 2022, February 28, 2022, and March 31, 2022, respectively.

DESCRIPTION OF OUR CAPITAL STOCK

The following description is based on relevant portions of the Maryland General Corporation Law (the “MGCL”) and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the MGCL and our charter and bylaws for a more detailed description of the provisions summarized below.

General

Under the terms of our charter, our authorized capital stock consists solely of 3,000,000,000 shares of common stock, par value $0.01 per share, of which 1,000,000,000 are classified as Class S common stock, 1,000,000,000 are classified as Class D common stock and 1,000,000,000 are classified as Class I common stock. As of November 22, 2021, there were 133,126,722 shares outstanding, and no shares of preferred stock, par value $0.01 per share.

As permitted by the MGCL, our charter provides that a majority of the entire board of directors, without any action by our shareholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. The charter also provides that the board of directors may classify or reclassify any unissued shares of common stock into one or more classes or series of common stock or preferred stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications, or terms or conditions of redemption of the shares. There is currently no market for our common stock, and we can offer no assurances that a market for our shares will develop in the future. We do not intend for the shares offered under this prospectus to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under the MGCL, our shareholders generally are not personally liable for our debts or obligations.

None of our shares are subject to further calls or to assessments, sinking fund provisions, obligations of the company or potential liabilities associated with ownership of the security (not including investment risks).

Outstanding Securities

Title of Class	Amount Authorized	Amount Held by Company for its Account	Amount Outstanding as of November 22, 2021
Common Stock	3,000,000,000	—	133,126,722
Class S	1,000,000,000	—	43,055,626
Class D	1,000,000,000	—	16,577,481
Class I	1,000,000,000	—	73,493,615

Common Stock

Under the terms of our charter, all shares of our Class S, Class D and Class I common stock will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and non-assessable. Dividends and distributions may be paid to the holders of our Class S, Class D and Class I common stock (which shall be done pro rata among the shareholders of shares of a specific class) at the same time and in different per share amounts on such Class S, Class D and Class I common stock, if, as and when authorized by our board of directors and declared by us out of funds legally available therefore. Each class of common stock shall represent an investment in the same pool of assets and shall have the same preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as each other class of common stock except for such differences as are clearly and expressly set forth in our charter and as described in “Share Class Specifications.”

Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, or as described in “Share Class Specifications,” shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract and except that, in order to avoid the possibility that our assets could be treated as “plan assets,” we may require any person proposing to acquire shares of our common stock to furnish such information as may be necessary to determine whether such person is a benefit plan investor or a controlling person, restrict or prohibit transfers of shares of such stock or redeem any outstanding shares of stock for such price and on such other terms and conditions as may be determined by or at the direction of the board of directors.

In the event of our liquidation, dissolution or winding up, each share of each class of our common stock would be entitled to be paid, out of all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time, a liquidation payment equal to the net asset value per share of such class; provided, however, that if the available assets of the Company are insufficient to pay in full the above described liquidation payment, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of each class of common stock ratably in the same proportion as the respective amounts that would be payable on such shares of each class of common stock if all amounts payable thereon were paid in full.

Subject to the rights of holders of any other class or series of stock, Class S, Class D and Class I common stock will vote together as a single class, and each share is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors. Except as may be provided by the board of directors in setting the terms of classified or reclassified stock, and subject to the express terms of any class or series of Preferred Stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors. Cumulative voting entitles a shareholder to as many votes as equals the number of votes which such holder would be entitled to cast for the election of directors multiplied by the number of directors to be elected and allows a shareholder to cast a portion or all of the shareholder’s votes for one or more candidates for seats on the board of directors. Without cumulative voting, a minority shareholder may not be able to elect as many directors as the shareholder would be able to elect if cumulative voting were permitted. Subject to the special rights of the holders of any class or series of preferred stock to elect directors, each director will be elected by a majority of the votes cast with respect to such director’s election, except in the case of a “contested election” (as defined in our bylaws), in which directors will be elected by a plurality of the votes cast in the contested election of directors.

Preferred Stock

This offering does not include an offering of preferred stock. However, under the terms of our charter, our board of directors may authorize us to issue shares of preferred stock in one or more classes or series without shareholder approval, to the extent permitted by the 1940 Act. The board of directors has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred stock. We do not currently anticipate issuing preferred stock in the near future. In the event we issue preferred stock, we will make any required disclosure to shareholders. We will not offer preferred stock to the Adviser or our affiliates except on the same terms as offered to all other shareholders.

Preferred stock could be issued with terms that would adversely affect the shareholders. Preferred stock could also be used as an anti-takeover device through the issuance of shares of a class or series of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class voting separately to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred stock (as determined in accordance with the 1940 Act) voting together as a separate class. For example, the vote of such holders of preferred stock would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.

The issuance of any preferred stock must be approved by a majority of our independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel. Our board of directors has passed a resolution that no preferred stock will be issued that has voting rights that will limit or subordinate voting rights of the holders of our common stock afforded by the Omnibus Guidelines.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Despite the above provisions of the MGCL, and in accordance with guidelines adopted by the North American Securities Administrations Association, our charter and our Advisory Agreement prohibit us from indemnifying or holding harmless an officer, director, employee, controlling person and any other person or entity acting as our agent (which would include, without limitation, our Adviser and its affiliates) unless each of the following conditions are met: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) we have determined, in good faith, that the party seeking indemnification was acting or performing services on our behalf; (3) we have determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is our Adviser, any of its affiliates or any officer of the Company, our Adviser or an affiliate of our Adviser or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is a director (and not also an officer of the Company, our Adviser or an affiliate of our Adviser); and (4) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity against reasonable expenses incurred in the proceeding in which the director or officer was successful. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The MGCL and Certain Charter and Bylaw Provisions; Anti-Takeover Measures

The MGCL contains, and our charter and bylaws also contain, provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. These measures may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of shareholders. We believe, however, that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the board of director’s ability to negotiate such proposals may improve their terms.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, convert into another form of business entity, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by the corporation’s board of directors and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. A Maryland corporation may provide in its charter for approval of these matters by a lesser or greater percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Subject to certain exceptions discussed below, the charter provides for approval of these actions by the affirmative vote of shareholders entitled to cast a majority of the votes entitled to be cast on the matter.

Notwithstanding the foregoing, amendments to our charter to make our common stock a “redeemable security” or to convert the company, whether by merger or otherwise, from a closed-end company to an open-end company must be approved by the affirmative vote of holders of our common stock entitled to cast at least two-thirds of the votes entitled to be cast on the matter, with common stock and each class or series of preferred stock that is entitled to vote on a matter voting as a separate class. In addition, as permitted by the MGCL, our charter provides that a majority of our board of directors, without action by our shareholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue; provided, that any such amendment may not change the preferences, conversion or other rights, voting powers, limitations as to dividends or terms or conditions of redemption of any issued and outstanding shares.

Our charter and bylaws provide that our board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws; provided, however, that certain provisions related to stockholder requested meetings may only be amended by the affirmative vote of Stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

Our charter provides that upon a vote by a majority of our shareholders voting together as a single class, our shareholders may, without the necessity of any concurrence by our Adviser, direct that the Company:

•	approve or disapprove an amendment to our charter;

•	remove our Adviser and elect a new investment adviser;

•	approve or disapprove the dissolution of the Company; or

•	approve or disapprove the sale of all or substantially all of our assets when such sale is to be made other than in the ordinary course of business.

In addition, our charter provides that none of our Adviser, directors, or our Dealer-Manager may vote or consent on matters submitted to our shareholders regarding the removal of our Adviser or such director, or any transaction between us, on the one hand, and our Adviser or any of its affiliates or such director(s), on the other.

Without the approval of a majority of our shareholders voting together as a single class, our Adviser may not:

•	amend the investment advisory agreement except for amendments that would not adversely affect the rights of our shareholders;

•

except as otherwise permitted under the Advisory Agreement, voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders;

•	appoint a new investment adviser (other than a sub-adviser pursuant to the terms of the Advisory Agreement and applicable law);

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	cause the merger or similar reorganization of the Company.

Our charter also provides that the board of directors will be divided into three classes, as nearly equal in size as practicable, with each class of directors serving for a staggered three-year term. Additionally, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, directors may be removed at any time, with or without cause (as such term is defined in charter) by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors. Our charter and bylaws also provide that, except as provided otherwise by applicable law, including the 1940 Act and subject to any rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, any vacancy on the board of directors, except, until such time as we have three independent directors, for vacancies resulting from the removal of a director by the shareholders, and any newly created directorship resulting from an increase in the size of the board of directors, may only be filled by vote of the directors then in office, even if less than a quorum, or by a sole remaining director.

Pursuant to our election in Article V of our charter, subject to applicable requirements of the 1940 Act, except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, (a) any vacancy on the board of directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum and (b) any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies; provided that, under the MGCL, when the holders of any class, classes or series of stock have the exclusive power under the charter to elect certain directors, vacancies in directorships elected by such class, classes or series may be filled by a majority of the remaining directors so elected by such class, classes or series of our stock. In addition, our charter provides that, subject to any rights of holders of one or more classes or series of stock to elect or remove one or more directors, the total number of directors will be fixed from time to time exclusively pursuant to resolutions adopted by the board of directors.

The classification of the board of directors and the limitations on removal of directors described above as well as the limitations on shareholders’ right to fill vacancies and newly created directorships and to fix the size of the board of directors could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring or attempting to acquire us.

The MGCL and our charter and bylaws also provide that:

•

any action required or permitted to be taken by the shareholders at an annual meeting or special meeting of shareholders may only be taken if it is properly brought before such meeting or by unanimous consent in lieu of a meeting;

•

special meetings of the shareholders may only be called by the board of directors, the chairman of board of directors, the chief executive officer or the president, and must be called by the secretary upon the written request of shareholders who are entitled to cast not less than ten percent of all the votes entitled to be cast on such matter at such meeting; and

•	any shareholder nomination or business proposal to be properly brought before a meeting of shareholders must have been made in compliance with certain advance notice and informational requirements.

Our charter also provides that any tender offer made by any person, including any “mini-tender” offer, must comply with the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. The charter prohibits any shareholder from transferring shares of stock to a person who makes a tender offer which does not comply with such provisions unless such shareholder has first offered such shares of stock to us at the tender offer price in the non-compliant tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.

These provisions could delay or hinder shareholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for the common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a shareholder (such as electing new directors or approving a merger) only at a duly called shareholders meeting, and not by written consent. In addition, although the advance notice and information requirements in our bylaws do not give the board of directors any power to disapprove shareholder nominations for the election of directors or business proposals that are made in compliance with applicable advance notice procedures, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Our charter prohibits the Adviser from: (i) receiving or accepting any rebate, give-ups or similar arrangement that is prohibited under applicable federal or state securities laws, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws and the NASAA Omnibus Guidelines governing conflicts of interest or investment restrictions or (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws and the NASAA Omnibus Guidelines. In addition, the Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our stock or give investment advice to a potential shareholder; provided, however, that the Adviser may pay a registered broker-dealer or other properly licensed agent from sales commissions for selling or distributing shares of our common stock.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

Our bylaws provide that, with respect to an annual meeting of shareholders, nominations of individuals for election as directors and the proposal of business to be considered by shareholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of the board of directors or (c) by a shareholder who is a shareholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election as directors at a special meeting at which directors are to be elected may be made only (a) by or at the direction of the board of directors or (b) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a shareholder who is a shareholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of our bylaws.

The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford the board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the board of directors, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give the board of directors any power to disapprove shareholder nominations for the election of directors or proposals recommending certain action, the advance notice and information requirements may have the effect of precluding election contests or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

No Appraisal Rights

For certain extraordinary transactions and amendments to our charter, the MGCL provides the right to dissenting shareholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in the statute. Those rights are commonly referred to as appraisal rights. As permitted by the MGCL, our charter provides that shareholders will not be entitled to exercise appraisal rights unless the board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which shareholders would otherwise be entitled to exercise appraisal rights.

Access to Records

Any shareholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and telephone numbers of our shareholders, along with the number of shares of our common stock held by each of them, will be maintained as part of our books and records and will be available for inspection by any shareholder or the shareholder’s designated agent at our office. The shareholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any shareholder who requests the list within ten days of the request. A shareholder may request a copy of the shareholder list for any reason, including, without limitation, in connection with matters relating to voting rights and the exercise of shareholder rights under federal proxy laws. A shareholder requesting a list will be required to pay reasonable costs of postage and duplication.

Under the MGCL, our shareholders are entitled to inspect and copy, upon written request during usual business hours, the following corporate documents: (i) our charter, (ii) our bylaws, (iii) minutes of the proceedings of our shareholders, (iv) annual statements of affairs and (v) any voting trust agreements. A shareholder may also request access to any other corporate records, which may be evaluated solely in the discretion of our board of directors.

In addition to the foregoing, shareholders have rights under Rule 14a-7 under the Exchange Act, which provides that, upon the request of investors and the payment of the expenses of the distribution, we are required to distribute specific materials to shareholders in the context of the solicitation of proxies for voting on matters presented to shareholders or, at our option, provide requesting shareholders with a copy of the list of shareholders so that the requesting shareholders may make the distribution of proxies themselves. A shareholder may also request access to any other corporate records. If a proper request for the shareholder list or any other corporate records is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting shareholder’s interest in our affairs. We may also require that such shareholder sign a confidentiality agreement in connection with the request.

Control Share Acquisitions

Certain provisions of the MGCL provide that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, which is referred to as the Control Share Acquisition Act (the “Controlled Share Acquisition Act”). Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite shareholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or if a meeting of shareholders is held at which the voting rights of the shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a shareholder meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of shares of stock. The SEC staff previously took the position that, if a BDC failed to opt-out of the Control Share Acquisition Act, its actions would be inconsistent with Section 18(i) of the 1940 Act. However, the SEC recently withdrew its previous position, and stated that is would not recommend enforcement action against a closed-end fund, including a BDC, that that opts in to being subject to the Control Share Acquisition Act if the closed-end fund acts with reasonable care on a basis consistent with other applicable duties and laws and the duty to the company and its shareholders generally. As such, we may amend our bylaws to be subject to the Control Share Acquisition Act, but will do so only if the Board determines that it would be in our best interests and if such amendment can be accomplished in compliance with applicable laws, regulations and SEC guidance.

Business Combinations

Under the MGCL, “business combinations” between a Maryland corporation and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested shareholder under this statute if the corporation’s board of directors approves in advance the transaction by which he or she otherwise would have become an interested shareholder. However, in approving a transaction, the board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any such business combination generally must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if holders of the corporation’s common stock receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares. The statute provides various exemptions from its provisions, including for business combinations that are exempted by the corporation’s board of directors before the time that the interested shareholder becomes an interested shareholder. The board of directors has adopted a resolution exempting from the requirements of the statute any business combination between us and any other person, provided that such business combination is first approved by the board of directors (including a majority of the directors who are not “interested persons” within the meaning of the 1940 Act). This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or our board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control and increase the difficulty of consummating any offer.

Restrictions on Roll-Up Transactions

In connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of its properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with us and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us, who is qualified to perform such work. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of our assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our shareholders. We will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the shareholders in connection with the proposed roll-up transaction. If the appraisal will be included in a prospectus used to offer the securities of the roll-up entity, the appraisal will be filed with the SEC and the states as an exhibit to the registration statement for the offering.

In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to the shareholders who vote against the proposal a choice of:

•	accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or

•	one of the following:

•	remaining as shareholders and preserving their interests in us on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to their pro rata share of the appraised value of the net assets of the class of shares that they hold.

We are prohibited from participating in any proposed roll-up transaction:

•

which would result in shareholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in the charter, including rights with respect to the election and removal of directors, annual and special meetings, amendments to the charter and our dissolution;

•

which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares of our common stock by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor;

•

in which shareholders’ rights to access to records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in the charter; or

•	in which we would bear any of the costs of the roll-up transaction if the shareholders reject the roll-up transaction.

Reports to Shareholders

Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all shareholders of record. In addition, we will distribute our annual report on Form 10-K to all shareholders within 120 days after the end of each calendar year, which must contain, among other things, a breakdown of the expenses reimbursed by us to the Adviser. These reports will also be available on our website at www.owlrockcoreincomecorp.com and on the SEC’s website at www.sec.gov.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as online charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

Conflict with the 1940 Act

Our bylaws provide that, if and to the extent that any provision of the MGCL, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act or any provision of our charter or our bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

SHARE CLASS SPECIFICATIONS

This prospectus relates to the offering of three classes of common stock: Class S, Class D and Class I common stock. We have received an exemptive order that permits us to offer multiple classes of shares of common stock and to impose varying sales loads, asset-based service and/or distribution fees and early withdrawal fees. We may offer additional classes of our common stock in the future.

Class S Shares

Class S shares generally are available through brokerage and transaction-based accounts.

Each Class S share issued in the offering, excluding shares issued pursuant to our distribution reinvestment plan, is subject to an Upfront Sales Load of up to 3.50% of the offering price per share of each Class S share sold in the offering on the date of the purchase. The Dealer Manager anticipates that all or a portion of the Upfront Sales Load will be retained by, or reallowed (paid) to, participating broker-dealers.

Pursuant to a distribution plan adopted by us in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to us, we pay the Dealer Manager an ongoing servicing fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate net asset value of our outstanding Class S shares, including any Class S shares sold pursuant to our distribution reinvestment plan. The ongoing servicing fees are intended to compensate the Dealer Manager and participating broker-dealers for certain services performed for shareholders, and are paid monthly in arrears. See “Plan of Distribution — Compensation Paid to the Dealer Manager and Participating Broker-Dealers — Ongoing Servicing Fees — Class S and Class D Shares.” The Dealer Manager reallows (pays) all or a portion of the ongoing servicing fees to participating broker-dealers and servicing broker-dealers for ongoing services performed by such broker-dealers, and will waive ongoing servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services.

The Upfront Sales Load is not payable in respect of any Class S shares sold pursuant to our distribution reinvestment plan.

Consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions and ongoing servicing fees paid with respect to any single Class S share held in a shareholder’s account would exceed the Sales Charge Cap, we will cease paying the ongoing servicing fees on either (i) each Class S share that would exceed such limit or (ii) all Class S shares in such shareholder’s account. We may modify this requirement in a manner consistent with the applicable exemptive relief. At the end of such month, the Class S shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate net asset value as such Class S shares.

Although we cannot predict the length of time over which the ongoing servicing fee will be paid due to potential changes in the net asset value of our shares, this fee would be paid with respect to a Class S share over approximately 8.1 years from the date of purchase, assuming payment of the full Upfront Sales Load, opting out of the distribution reinvestment plan and a constant net asset value of $10.00 per share. Under these assumptions, if a shareholder holds his or her shares for this time period, this fee with respect to a Class S share would total approximately $1.04.

Class D Shares

Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (5) other categories of investors that we name in an amendment or supplement to this prospectus.

Each Class D share issued in the offering, excluding shares issued pursuant to our distribution reinvestment plan, is subject to the Upfront Sales Load of up to 1.50% of the offering price per share of each Class D share sold in the offering on the date of the purchase. Pursuant to a distribution plan adopted by us in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to us, we pay the Dealer Manager an ongoing servicing fee with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate net asset value of all our outstanding Class D shares, including any Class D shares issued pursuant to our distribution reinvestment plan. The ongoing servicing fees are intended to compensate the Dealer Manager and participating broker-dealers for certain services performed for shareholders, and are paid monthly in arrears. See “Plan of Distribution — Compensation Paid to the Dealer Manager and Participating Broker-Dealers — Ongoing Servicing Fees — Class S and Class D Shares.” The Dealer Manager reallows (pays) all or a portion of the ongoing servicing fees to participating broker-dealers and servicing broker-dealers for ongoing services performed by such broker-dealers, and will waive ongoing servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services.

Consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions and ongoing servicing fees paid with respect to any single Class D share held in a shareholder’s account would exceed the Sales Charge Cap, we will cease paying the ongoing servicing fees on either (i) each Class D share that would exceed such limit or (ii) all Class D shares in such shareholder’s account. We may modify this requirement in a manner consistent with the applicable exemptive relief. At the end of such month, the Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate net asset value as such Class D shares.

Although we cannot predict the length of time over which the ongoing servicing fee will be paid due to potential changes in the net asset value of our shares, this fee would be paid with respect to a Class D share over approximately 34.6 years from the date of purchase, assuming opting out of the distribution reinvestment plan and a constant net asset value of $10.00 per share. Under these assumptions, if a shareholder holds his or her shares for this time period, this fee with respect to a Class D share would total approximately $1.02.

Class I Shares

Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) by our executive officers and directors and their immediate family members, as well as officers and employees of the Adviser, Owl Rock or other affiliates and their immediate family members, and, if approved by our board of directors, joint venture partners, consultants and other service providers or (5) other categories of investors that we name in an amendment or supplement to this prospectus. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. The Adviser and its affiliates will be expected to hold their Class I shares purchased as shareholders for investment and not with a view towards distribution.

No Upfront Sales Load or ongoing servicing fees are paid for sales of any Class I shares.

Other Terms of Common Stock

If not already converted into Class I shares, upon a determination that the total Upfront Sales Load and ongoing servicing fees paid with respect to such shares would exceed the applicable Sales Charge Cap as described in the “— Class S Shares” and “— Class D Shares” sections above, each Class S share and Class D share held in a shareholder’s account will automatically and without any action on the part of the holder thereof convert into a number of Class I shares (including any fractional shares) with an equivalent net asset value as such share on the earliest of (i) a liquidity event or (ii) after termination of the offering in which such Class S shares and Class D shares were sold, at the end of the month in which we, with the assistance of the Dealer Manager, determine that all underwriting compensation from all sources in connection with the offering, including the Upfront Sales Load, the ongoing servicing fee and other underwriting compensation, is equal to 10% of the gross proceeds of the offering. In addition, immediately before any liquidation, dissolution or winding up, each Class S share and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent net asset value as such share.

DETERMINATION OF NET ASSET VALUE

Determination of Net Asset Value

The net asset value of a class of shares depends on the number of shares of the applicable class outstanding at the time the net asset value of the applicable share class is determined and the amount of ongoing servicing fees imposed on such class. As such, the net asset value of each class of shares may vary among classes of shares and if we sell different amounts of shares per class. The net asset value per share of a class of our outstanding shares of common stock is determined at least quarterly by dividing the value of total assets minus liabilities by the total number of shares of common stock outstanding at the date as of which the determination is made.

Investments for which market quotations are readily available typically will be valued at the bid price of those market quotations. To validate market quotations, we will utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available, as is expected to be the case for substantially all of our investments, will be valued at fair value as determined in good faith by the board of directors, based on, among other things, the input of the Adviser, the Audit Committee and independent third-party valuation firm(s) engaged at the direction of the board of directors.

As part of the valuation process, the board of directors will take into account relevant factors in determining the fair value of our investments, including: the estimated enterprise value of a portfolio company (i.e., the total fair value of the portfolio company’s debt and equity), the nature and realizable value of any collateral, the portfolio company’s ability to make payments based on its earnings and cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the board of directors considers whether the pricing indicated by the external event corroborates its valuation.

The board of directors will undertake a multi-step valuation process, which includes, among other procedures, the following:

•	With respect to investments for which market quotations are readily available, those investments will typically be valued at the bid price of those market quotations;

•

With respect to investments for which market quotations are not readily available, the valuation process begins with the independent valuation firm(s) providing a preliminary valuation of each investment to the Adviser’s valuation committee;

•	Preliminary valuation conclusions are documented and discussed with the Adviser’s valuation committee. Agreed upon valuation recommendations will be presented to the Audit Committee;

•	The Audit Committee reviews the valuation recommendations and recommends values for each investment to the board of directors; and

•	The board of directors will review the recommended valuations and determine the fair value of each investment.

We will conduct this valuation process on a quarterly basis.

We will apply Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements (“ASC 820”), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. Market participants are defined as buyers and sellers in the principal or most advantageous market (which may be a hypothetical market) that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820, we consider the principal market to be the market that has the greatest volume and level of activity. ASC 820 specifies fair value hierarchy that prioritizes and ranks the level of observability of inputs used in determination of fair value. In accordance with ASC 820, these levels. In accordance with ASC 820, these inputs are summarized in the three broad levels listed below:

•	Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access.

•	Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Transfers between levels, if any, will be recognized at the beginning of the quarter in which the transfer occurred. In addition to using the above inputs in investment valuations, we will apply the valuation policy approved by our board of directors that is consistent with ASC 820. Consistent with the valuation policy, we evaluate the source of the inputs, including any markets in which our investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (that is, broker quotes), we subject those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment. For example, we, or the independent valuation firm(s), review pricing support provided by dealers or pricing services in order to determine if observable market information is being used, versus unobservable inputs.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of such investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that may ultimately be realized. Further, such investments are generally less liquid than publicly traded securities and may be subject to contractual and other restrictions on resale. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize amounts that are different from the amounts presented and such differences could be material.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected herein.

Value Determinations in Connection with this Continuous Offering

Class S, Class D and Class I shares are currently being offered at prices per share of $9.65, $9.46, and $9.32, respectively, as of November 1, 2021. We intend to sell our shares at a net offering price that we believe reflects the net asset value per share as determined in accordance with the Company’s share pricing policy. We may offer shares of additional classes of our common stock on a continuous basis in the future. The initial minimum permitted purchase is $25 thousand of our Class S and Class D shares, and $1 million of our Class I shares unless waived by the Dealer Manager. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, which will be subject to SEC review, to allow us to continue this continuous public offering.

We intend to sell our shares at a net offering price that we believe reflects the net asset value per share as determined in accordance with the Company’s share pricing policy. Therefore, persons who subscribe for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. See “Risk Factors — Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares of our common stock than anticipated if our Board determines to increase the offering price to a price that we believe reflects the net asset value per share of the Class S, Class D and Class I shares in accordance with our share pricing policy.” We intend to report our net asset value per share as of the last day of each month on our website within 20 business days of the last day of each month.

In connection with each monthly closing on the sale of shares of our common stock offered pursuant to this prospectus on a continuous basis, we expect that our board of directors will delegate to one or more of its directors the authority to conduct such closings so long as there is no change to our public offering price or to establish a new net offering price that we believe reflects the net asset value per share as determined in accordance with the Company’s share pricing policy. We will modify our public offering price to the extent necessary to comply with the requirements of the 1940 Act, including the requirement that we not sell our shares at a net offering price below our net asset value per share unless we obtain the requisite approval from our shareholders.

The following factors, among others, will be considered when making the determination that shares of our Class S, Class D or Class I common stock are not sold at a prices per share, after deducting the Upfront Sales Load, if any, that are below the then-current net asset value per share of such class:

•	the net asset value per share of each class of our common stock as disclosed in our most recent periodic report filed with the SEC;

•

our management’s assessment of whether any material change in net asset value per share has occurred (including through any realization of net gains from the sale of a portfolio investment), or any material change in the fair value of portfolio investments has occurred, in each case, from the period beginning on the date of the most recently disclosed net asset value per share to the period ending as of the last day of the prior month; and

•

the magnitude of the difference between (i) the values that our board of directors or an authorized committee thereof has determined reflects the current (as of the last day of the prior month) net asset value per share of each class of our common stock, which is based upon the net asset value per share of each class of our common stock disclosed in the most recent periodic report that we filed with the SEC, as adjusted to reflect our management’s assessment of any material change in the net asset value per share of each class of our common stock since the date of the most recently disclosed net asset value per share of each class of our common stock and (ii) the offering price per share of each class of our common stock at the date of the monthly subscription closing.

Moreover, to the extent that there is more than a remote possibility that we may: (i) issue shares of our common stock at a price which, after deducting the Upfront Sales Load, is below the then current net asset value of our common stock on the date of sale or (ii) trigger the undertaking provided herein to suspend the offering of shares of our common stock pursuant to this prospectus if the net asset value fluctuates by certain amounts in certain circumstances until this prospectus is amended, the board of directors or a committee thereof will elect, in the case of clause (i) above, either to postpone the monthly closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be made at a price which, after deducting the Upfront Sales Load, is below our then current net asset value, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.

These processes and procedures are part of our compliance program. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our common stock offered pursuant to this prospectus, we intend to update this prospectus by filing a prospectus supplement with the SEC. We also intend to make updated information available via our website: www.owlrockcoreincomecorp.com. We will report our net asset value per share as of the last day of each month on our website within 20 business days of the last day of each month.

SUBSCRIPTION PROCESS

Subscription Process

To purchase shares in this offering, you must complete and sign a subscription agreement, like the one contained in this prospectus as Appendix A. You should make your payment to “UMB Bank, N.A., as escrow agent for Owl Rock Core Income Corp.” After you have satisfied the applicable minimum purchase requirement, additional purchases must be for a minimum of $500, except for purchases made pursuant to our distribution reinvestment plan. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. You should exercise care to ensure that the applicable subscription agreement is filled out correctly and completely. By executing the subscription agreement, you will attest that you meet the minimum income and net worth standards described in this prospectus. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We may not accept a subscription for shares until at least five business days after the date you receive the final prospectus. Our Dealer Manager and/or the broker-dealers participating in this offering will promptly submit a subscriber’s payment for deposit in an escrow account by noon of the next business day following receipt of the subscriber’s subscription documents and payment. In certain circumstances where the suitability review procedures are more lengthy than customary, a subscriber’s payment will be promptly deposited into an escrow account after the completion of such suitability review procedures. The proceeds from your subscription will be deposited in a segregated escrow account and will be held in trust for your benefit, pending our acceptance of your subscription. Within 30 business days of our receipt of each completed subscription agreement, we will accept or reject the subscription. We expect to close on subscriptions that are received and accepted by us on a monthly basis. If we accept the subscription, we will send a confirmation within twenty business days. If for any reason we reject the subscription, we will promptly return the payment and the subscription agreement, without interest or deduction, within ten business days after rejecting it. While a shareholder will not know our net asset value on the effective date of the share purchase, our net asset value applicable to a purchase of shares generally will be available within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that net asset value and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase.

Minimum Purchase Requirements

Generally, you must initially invest at least $25 thousand in Class S or Class D shares, and $1 million in Class I shares to be eligible to participate in this offering, except for certain investors unless waived by the Dealer Manager. See “Suitability Standards.” In order to satisfy this minimum purchase requirement, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate IRAs, provided that each such contribution is made in increments of $500. You should note that an investment in our shares will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code. If you have previously acquired shares, any additional purchase must be for a minimum of $500 in Class S or Class D shares, and $500 in Class I shares. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

PLAN OF DISTRIBUTION

General

We are offering a maximum aggregate offering amount of $2.5 billion in any combination of shares of our Class S, Class D and Class I shares of common stock on a continuous basis at a public offering price equal to the then-current public offering price of the relevant class, which will include any applicable Upfront Sales Load.

We are offering to the public three classes of shares of our common stock: Class S shares, Class D shares and Class I shares. We are offering to sell any combination of share classes with a dollar value up to the maximum offering amount. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have a different Upfront Sales Load and ongoing servicing fees.

Class S shares are available through brokerage and transactional-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction brokerage platforms of participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and directors and their immediate family members, as well as officers and employees of the Adviser, Owl Rock or other affiliates and their immediate family members, and, if approved by our board of directors, joint venture partners, consultants and other service providers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, and subject to the Dealer Manager’s approval, where a holder of Class S or Class D shares exits a relationship with a participating broker-dealer for this offering and does not enter into a new relationship with a participating broker-dealer for this offering, such holder’s shares may be exchanged into an equivalent net asset value amount of Class I shares.

The minimum initial investments for Class S and Class D shares is $25 thousand, and $1 million for Class I shares, unless waived by the Dealer Manager. If you are eligible to purchase all three classes of shares, you should consider, among other things, the amount of your investment, the length of time you intend to hold the shares and the Upfront Sales Load and ongoing servicing fees attributable to the Class S or Class D shares. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of common stock you may be eligible to purchase. Neither the Dealer Manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in us.

The number of shares we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. Although we have registered a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of an unlimited number of shares of our common stock over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In certain states, the registration of our offering may continue for only one year following the initial clearance by applicable state authorities, after which we will renew the offering period for additional one-year periods (or longer, if permitted by the laws of each particular state).

We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law. We may offer additional classes of our common stock in the future, with each class having a different Upfront Sales Load and expense structure.

Investors in Class S shares will pay a maximum Upfront Sales Load of up to 3.50% of the price per share. Investors in Class D shares will pay a maximum Upfront Sales Load of up to 1.50% of the price per share. The Upfront Sales Load will not be paid in connection with purchases of the Class I shares or shares pursuant to our distribution reinvestment plan.

Under the terms of the Investment Advisory Agreement, the Adviser is entitled to receive up to 1.50% of gross offering proceeds raised in the continuous public offering until all organization and offering costs paid by the Adviser or its affiliates have been recovered. The offering expenses consist of costs incurred by the Adviser and its affiliates on the Company’s behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between the Company’s systems and those of our participating broker-dealers, permissible due diligence reimbursements, marketing expenses, salaries and direct expenses of the Adviser’s employees, employees of its affiliates and others while engaged in registering and marketing our shares, which will include development of marketing materials and marketing presentations and training and educational meetings and generally coordinating the marketing process for the Company. Any such reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates. The Adviser is responsible for the payment of our organization and offering expenses to the extent that these expenses exceed 1.50% of the aggregate gross offering proceeds, or $37.5 million based on the current proposed maximum offering price of $2.5 billion, without recourse against or reimbursement by us; however, if we sell the maximum number of shares, we estimate we will incur offering expenses of 0.75% of gross offering proceeds. The aggregate amount of organization and offering expenses, including Upfront Sales Load paid in connection with this offering, will not exceed 15.00% of the gross proceeds of this offering, in compliance with FINRA Rule 2310.

A Class S or Class D share will convert into a Class I share upon the earliest of (i) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules), including upfront selling commissions and ongoing servicing fees, if any, and any other underwriting compensation with respect to all shares of our Class S or Class D common stock would be in excess of 10.00% of the gross proceeds of this offering and (ii) a liquidity event. See “— Compensation Paid to the Dealer Manager and Participating Broker-Dealers” for more information. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions and ongoing servicing fees paid with respect to any single share held in a shareholder’s account would exceed the Sales Charge Cap, we will cease paying the ongoing servicing fees on either (i) each such Class S share or Class D share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. We may modify this requirement in a manner consistent with the applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate net asset value as such Class S shares or Class D shares.

We may, to the extent permitted or required under the rules and regulations of the SEC, supplement this prospectus, or file an amendment to the registration statement, to sell at a price necessary to ensure that shares are not sold at a price per share, after deducting the applicable Upfront Sales Load, that is below our net asset value per share, if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement or (ii) increases to an amount that is greater than the net proceeds per share as stated in this prospectus.

We will modify our public offering price to the extent necessary to comply with the requirements of the 1940 Act, including the requirement that we not sell our shares at a net offering price below our net asset value per share unless we obtain the requisite approval from our shareholders. Promptly following any such adjustment to the offering price per share, we will post the updated information on our website at www.owlrockcoreincomecorp.com.

The Dealer Manager for this offering is Blue Owl Securities LLC (d/b/a Blue Owl Securities). The Dealer Manager is registered as a broker-dealer and is a member of FINRA and SIPC. The Dealer Manager will act as a distributor of the shares of our common stock offered by this prospectus. The Dealer Manager is headquartered at 399 Park Avenue, 38th Floor, New York, NY 10022.

Our shares are being offered on a “best efforts” basis, which means that the Dealer Manager is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We do not intend to list that the shares of our common stock offered pursuant to this prospectus on any national securities exchange, and neither the Dealer Manager nor the participating broker-dealers intend to act as market-makers with respect to our common stock. Because no public market is expected for the shares, shareholders will likely have limited ability to sell their shares until there is a liquidity event for the Company.

Under applicable SEC rules, generally, an issuer may offer and sell securities in a continuous offering, like this offering, only until the third anniversary of the initial effective date of the registration statement under which the securities are being offered and sold. However, if, in accordance with SEC rules, a new registration statement is filed by the issuer before the end of that three-year period, then the continuous offering of securities covered by the prior registration statement (provided such continuous offering had commenced within three years of the initial effective date) may continue until the earlier of 180 days following the end of the three-year period or the effective date of the new registration statement, if so permitted under the new registration statement. In such a circumstance, the issuer may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement. This prospectus also relates to the shares that we will offer under the distribution reinvestment plan. See “Distribution Reinvestment Plan.”

This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Compensation Paid to the Dealer Manager and Participating Broker-Dealers

Our Dealer Manager will engage unrelated, third-party participating broker-dealers in connection with this offering. As used in this prospectus, the term “participating broker-dealers” includes members of FINRA and entities exempt from broker-dealer registration who enter into an agreement with the Dealer Manager to participate in this offering of shares of our common stock. In connection with the sale of shares by participating broker-dealers, our Dealer Manager may reallow to such participating broker-dealers all or any portion of the up-front selling commissions. The ongoing servicing fees are similar to sales commissions in that the servicing expenses borne by the Dealer Manager, its affiliates, participating broker-dealers and financial representatives may be different from and substantially less than the amount of ongoing servicing fees charged. The maximum aggregate underwriting compensation, which includes payments of the Upfront Sales Load, ongoing servicing fees, and compensation collected from any other sources, including the reimbursement of training and education expenses, will not exceed 10% of the gross offering proceeds from the sale of shares in this offering (excluding shares purchased through our distribution reinvestment plan).

Summary

The following table shows the Upfront Sales Load payable at the time you subscribe for shares for Class S, Class D or Class I shares.

Maximum Upfront Sales Load as a % of Net Offering Price
Class S shares	up to 3.50%
Class D shares	up to 1.50%
Class I shares	None

The following table shows the ongoing servicing fees we pay the Dealer Manager with respect to the Class S, Class D and Class I on an annualized basis as a percentage of our net asset value for such class. The ongoing servicing fees will be paid monthly in arrears.

Shareholder Servicing Fee as a % of NAV
Class S shares	0.85%
Class D shares	0.25%
Class I shares	None

Upfront Sales Load

Class S Shares. Subject to any discounts described below, the Dealer Manager is entitled to receive an Upfront Sales Load of up to 3.50% of the offering price per share of each Class S share sold in the offering, excluding shares issued pursuant to our distribution reinvestment plan.

Class D Shares. Subject to any discounts described below, the Dealer Manager is entitled to receive an Upfront Sales Load of up to 1.50% of the offering price per share of each Class D share sold in the offering, excluding shares issued pursuant to our distribution reinvestment plan.

Ongoing Servicing Fees — Class S and Class D Shares

Ongoing servicing fees will be paid pursuant to a distribution plan adopted by us in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to us. Among other requirements, such plan must be approved annually by a vote of our board of directors, including the directors who are not “interested persons” as defined in the 1940 Act and have no direct or indirect financial interest in the operation of such plan or in any agreements related to such plan.

Subject to FINRA limitations on underwriting compensation and certain other limitations described below, we will pay the Dealer Manager an ongoing servicing fee (i) with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate net asset value of our outstanding Class S shares and (ii) with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate net asset value of our outstanding Class D shares. We will not pay an ongoing servicing fee with respect to our outstanding Class I shares.

The ongoing servicing fees will be paid monthly in arrears. The Dealer Manager anticipates that it will reallow (pay) all or a portion of the ongoing servicing fees to participating broker-dealers and servicing broker-dealers for ongoing services performed by such broker-dealers, and will waive ongoing servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services. Because the ongoing servicing fees with respect to Class S shares and Class D shares are calculated based on the aggregate net asset value for all of the outstanding shares of each such class, it reduces the net asset value or, alternatively, the distributions payable, with respect to all shares of each such class, including shares issued under our distribution reinvestment plan.

In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions and ongoing servicing fees paid with respect to any single share held in a shareholder’s account would exceed the Sales Charge Cap, we will cease paying the ongoing servicing fees on either (i) each such Class S share or Class D share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. We may modify this requirement in a manner consistent with the applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate net asset value as such Class S shares or Class D shares. Although we cannot predict the length of time over which the ongoing servicing fee will be paid due to potential changes in the net asset value of our shares, this fee would be paid with respect to a Class S share over approximately 8.1 years from the date of purchase and with respect to a Class D share over approximately 34.6 years from the date of purchase, assuming payment of the full Upfront Sales Load, opting out of the distribution reinvestment plan and a constant net asset value of $10.00 per share. Under these assumptions, if a shareholder holds his or her shares for these time periods, this fee with respect to a Class S share would total approximately $1.04 and with respect to a Class D share would total approximately $1.02.

At the end of the month in which we, with the assistance of the Dealer Manager, determine that all underwriting compensation from all sources in connection with the offering, including the Upfront Sales Load, the ongoing servicing fee and other underwriting compensation, is equal to 10% of the gross proceeds of the offering, each Class S share and Class D share held in a shareholder’s account will automatically convert into a Class I share.

Eligibility to receive the ongoing servicing fee is conditioned on a broker-dealer providing the following ongoing services with respect to the Class S or Class D shares: responding to customer inquiries of a general nature regarding the Company; crediting distributions from us to customer accounts; arranging for bank wire transfer of funds to or from a customer’s account; responding to customer inquiries and requests regarding shareholder reports, notices, proxies and proxy statements and other Company documents; forwarding prospectuses, tax notices and annual and quarterly reports to beneficial owners of our shares; assisting us in establishing and maintaining shareholder accounts and records; assisting customers in changing account options, account designations and account addresses and providing such other similar services as we may reasonably request to the extent the an authorized service provider is permitted to do so under applicable statutes, rules or regulations. If the applicable broker-dealer is not eligible to receive the ongoing servicing fee due to failure to provide these services, the Dealer Manager will waive the ongoing servicing fee that broker-dealer would have otherwise been eligible to receive. The ongoing servicing fees are ongoing fees that are not paid at the time of purchase.

Other Compensation

From time to time our Adviser may enter into agreements with placement agents or broker-dealers to offers shares of our common stock. Our Adviser may pay certain placement or “finder’s” fees in connection with our offering of common stock. In addition, investors who purchase shares through a placement agent may be required to pay a fee or commission directly to the placement agent. If you are purchasing shares through a placement agent, you should request additional information from your salesperson or financial intermediary.

We may reimburse certain offering expenses, which consist of costs incurred by the Adviser and its affiliates on our behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between our systems and those of our participating broker-dealers, permissible due diligence reimbursements, marketing expenses, salaries and direct expenses of the Adviser’ employees, employees of its affiliates and others while engaged in registering and marketing our shares, which will include development of marketing materials and marketing presentations and training and educational meetings and generally coordinating the marketing process for us. We will also reimburse the Dealer Manager for reasonable out-of-pocket due diligence expenses that are incurred by the Dealer Manager and/or participating broker-dealers, provided that such expenses are detailed on itemized invoices. Any such reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates.

This offering is being made in compliance with FINRA Conduct Rule 2310. Under that rule, the maximum aggregate underwriting compensation from any source, including compensation paid from offering proceeds and in the form of “trail commissions,” payable to underwriters, broker-dealers or affiliates thereof participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Participating broker-dealers, and their affiliates, including officers, directors, employees and registered representatives, as well as the immediate family members of such persons, as defined by FINRA Rule 5130, may receive discounted shares of the fund in connection with this offering (e.g., public offering price, minus the Upfront Sales Load). The difference between the price of these discounted shares and the public offering price will be included in calculating the 10.00% compensation cap under FINRA Conduct Rule 2310.

Pursuant to FINRA Rule 5110, the 100 Class I shares purchased by the Adviser on September 30, 2020, as well as all shares purchased by Feeder FIC Equity pursuant to its subscription agreement to purchase up to $25.0 million in Class I shares, are each an item of value that is deemed by FINRA to be included in the total underwriting compensation for this offering. Any difference between the purchase price and the public offering price of such Class I shares will be included when calculating the 10% compensation cap under FINRA Rule 2310. Such shares also are subject to a lock-up pursuant to FINRA Rule 5110(e)(1) for a period of 180 days from the date of commencement of sales in this offering, and the Adviser, Feeder FIC Equity, and their permitted assigns may not engage in any transaction that would result in the effective economic disposition of the Class I shares.

We or our affiliates also may provide permissible forms of non-cash compensation pursuant to FINRA Conduct Rule 2310(c) to registered representatives of our Dealer Manager and the participating broker-dealers, such as: (i) an occasional meal or comparable entertainment which is neither so frequent nor so extensive as to raise any question of propriety and is not preconditioned on achievement of a sales target; (ii)    the national and regional sales conferences of our participating broker-dealers; (iii) training and education meetings for registered representatives of our participating broker-dealers; and (iv) gifts, the value of which will not exceed an aggregate of $100 per year per participating salesperson, or be preconditioned on achievement of a sales target.

The value of such items of non-cash compensation to participating broker-dealers will be considered underwriting compensation in connection with this offering. These items of non-cash compensation will be included when calculating the 10% cap on compensation under FINRA Conduct Rule 2310.

To the extent permitted by law and our charter, we will indemnify the participating broker-dealers and the Dealer Manager against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement.

Share Distribution Channels

We expect our Dealer Manager to use multiple distribution channels to sell our shares. These channels may have different selling commissions, and consequently, a different purchase price for the shares. Our Dealer Manager is expected to engage participating broker-dealers in connection with the sale of the shares of this offering in accordance with participating broker agreements. No participating broker-dealers entered into a participating broker agreement related to this offering prior to the effective date of our registration statement. Except as otherwise described, the Upfront Sales Load will be paid by us to our Dealer Manager in connection with sales by participating broker-dealers.

Potential Upfront Sales Load Waiver

You may be able to buy Class S and Class D shares without the Upfront Sales Load (i.e., “load-waived”) when you are:

•	reinvesting distributions;

•	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services;

•	a current executive officer or director of the Company;

•	an employee (including the employee’s immediate family) of the Adviser or its affiliates or of a broker-dealer authorized to sell the Company’s shares; or

•	purchasing shares through a financial services firm (such as a broker-dealer, investment advisor or financial institution) that has a special arrangement with the Company.

It is the investor’s responsibility to determine whether a reduced Upfront Sales Load would apply. We are not responsible for making such determination. To receive a reduced Upfront Sales Load, notification must be provided at the time of the purchase order to the participating broker-dealer through whom the purchase is made so they can notify the Company.

The Dealer Manager Agreement

The Dealer Manager Agreement may be terminated at any time, without the payment of any penalty, by vote of a majority of our directors who are not “interested persons,” as defined in the 1940 Act, of the Company and who have no direct or indirect financial interest in the operation of the Company’s distribution plan or the Dealer Manager Agreement or by vote of a majority of the outstanding voting securities of the Company, on not more than 60 days’ written notice to Blue Owl Securities and the Adviser. The Dealer Manager Agreement will automatically terminate in the event of its assignment, as defined in the 1940 Act. Our obligations under the Dealer Manager Agreement to pay the ongoing servicing fees with respect to the Class S and Class D shares distributed in this offering as described therein shall survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above in “— Ongoing Servicing Fees — Class S and Class D Shares”).

Limitations on Underwriting Compensation

In addition to the conversion feature described above in “— Ongoing Servicing Fees — Class S and Class D Shares,” we will cease paying the ongoing servicing fee on the Class S and Class D shares on the earlier to occur of the following: (i) a liquidity event or (ii) the date following the completion of the offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including Upfront Sales Load, the ongoing servicing fee and other underwriting compensation, is equal to 10% of the gross proceeds from our offering. The Dealer Manager will monitor the aggregate amount of underwriting compensation that we and the Adviser pay in connection with this offering in order to ensure we comply with the underwriting compensation limits of applicable FINRA rules. FINRA rules also limit our total organization and offering expenses (including Upfront Sales Load, bona fide due diligence expenses and other underwriting compensation) to 15% of our gross offering proceeds from this offering. After the termination of the offering and again after termination of the offering under our distribution reinvestment plan, the Adviser has agreed to reimburse us to the extent that organization and offering expenses that we incur exceed 15% of our gross proceeds from the applicable offering.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of this prospectus, as amended or supplemented. We may also elect to file supplemental sales material with the SEC prior to distributing such material. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this prospectus. The sales material expected to be used in permitted jurisdictions includes:

•	investor sales promotion brochures;

•	cover letters transmitting this prospectus;

•	brochures containing a summary description of this offering;

•	fact sheets describing our investment objective and strategies;

•	asset flyers describing our recent investments;

•	broker updates;

•	online investor presentations;

•	third-party article reprints;

•	website material;

•	electronic media presentations; and

•	client seminar presentations and seminar advertisements and invitations.

All of the foregoing material will be prepared by the Adviser or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares in this continuous public offering only by means of this prospectus, as the same may be supplemented and amended from time to time. Although the information contained in our supplemental sales materials is not expected to conflict with any of the information contained in this prospectus, as amended or supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

DISTRIBUTION REINVESTMENT PLAN

Any investor who purchases shares of our common stock in this offering may elect to participate in our distribution reinvestment plan.

Subject to our board of directors’ discretion and applicable legal restrictions, we intend to authorize and declare cash distributions on a monthly or quarterly basis or on such other date or dates as may be fixed from time to time by our board of directors and pay such distributions on a monthly basis. We have adopted a distribution reinvestment plan pursuant to which shareholders will have their cash distributions automatically reinvested in additional shares of our common stock unless they elect to receive their distributions in cash. There will be no Upfront Sales Load on shares purchased through the distribution reinvestment plan. However, the ongoing servicing fees with respect to our Class S and Class D shares are calculated based on our net asset value for those shares and may reduce the net asset value or, alternatively, the distributions payable with respect to shares of each such class, including shares issued in respect of distributions on such shares under the distribution reinvestment plan. We will pay the plan administrator fees under the plan.

No action is required on the part of a registered shareholder to have his, her or its cash dividend or other distribution reinvested in our shares, except shareholders in certain states. Shareholders can elect to “opt out” of the Fund’s distribution reinvestment plan in their subscription agreements (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Oklahoma, Oregon, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan). Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Oklahoma, Oregon, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of our common stock.

Any purchases of our stock pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution plan within a reasonable time as specified in the plan. If you do not participate in the plan you will receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash dividend, then if you have “opted out” of our distribution reinvestment plan you will receive a cash distribution. Participants may terminate their participation in the distribution reinvestment plan with five business days’ prior written notice to us.

Your distribution amount will purchase shares at the then-current net offering price per share for the applicable class of common stock. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as the shares of our common stock offered pursuant to this prospectus.

If you are a registered shareholder, you may elect to receive your entire distribution in cash by notifying the Company, the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than ten days prior to the record date fixed by the board of directors for the first distribution you wish to receive in cash. If you reinvest your distributions in additional shares of stock pursuant to the distribution reinvestment plan, the plan administrator will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt-out” of our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

During each month, our transfer agent or another designated agent will mail and/or make electronically available to each participant in the distribution reinvestment plan, a statement of account describing, as to such participant, the distributions received during such month, the number of shares of our common stock purchased during such month, and the per share purchase price for such shares. Annually, as required by the Code, we will include tax information for income earned on shares under the distribution reinvestment plan on a Form 1099-DIV that is mailed to shareholders subject to IRS tax reporting. We reserve the right to amend, suspend or terminate the distribution reinvestment plan. Any distributions reinvested through the issuance of shares through our distribution reinvestment plan will increase our net assets on which the base management fee and the incentive fee are determined and paid under the Investment Advisory Agreement.

For additional discussion regarding the tax implications of participation in the distribution reinvestment plan, see “Tax Matters.” Additional information about the distribution reinvestment plan may be obtained by contacting shareholder services for Owl Rock Core Income Corp. at (212) 419-3000.

SHARE REPURCHASE PROGRAM

We do not intend to list our shares on a securities exchange and we do not expect there to be a public market for our shares. As a result, if you purchase shares of our common stock, your ability to sell your shares will be limited.

Subject to the discretion of the board of directors, we intend to commence a share repurchase program pursuant to which we intend to conduct quarterly repurchase offers to allow our shareholders to tender their shares at a price equal to the net offering price per share for the applicable class of shares on each date of repurchase. Our share repurchase program will include numerous restrictions that limit your ability to sell your shares. As a result, share repurchases may not be available each month.

Our board of directors reserves the right, in its sole discretion, to limit the number of shares to be repurchased for each class by applying the limitations on the number of shares to be repurchased on a per class basis. All shares purchased by us pursuant to the terms of each offer to repurchase will be retired and thereafter will be authorized and unissued shares. We intend to limit the number of shares to be repurchased in each quarter to no more than 5.00% of our outstanding shares of common stock.

Any periodic repurchase offers are subject in part to our available cash and compliance with the BDC and RIC qualification and diversification rules promulgated under the 1940 Act and the Code, respectively. Our board of directors may amend or suspend our share repurchase program if in its reasonable judgment it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter, such as when a repurchase offer would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Fund that would outweigh the benefit of the repurchase offer. Upon a suspension of our share repurchase program, our board of directors will consider at least quarterly whether the continued suspension of our share repurchase program remains in our best interest and the best interest of our shareholders. However, our board of directors is not required to authorize the recommencement of our share repurchase program within any specified period of time.

If during any consecutive Four Quarter Period, we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the Adviser intends to recommend that our Board approve a plan pursuant to which we will not make any new investments (excluding investment in any transactions for which there are binding written agreements (including investments funded in phases), follow-on investments made in existing portfolio companies and obligations under any existing Company guarantee and except as necessary for the Company to preserve its status as a RIC under the Code and as a BDC) and will use all capital available for investing to accept properly submitted tenders until such time that all properly submitted tenders in a repurchase offer have been fully accepted.

For these purposes, capital available for investing will be determined based on the amount of cash on hand as well as Company expenses, including management fees, amounts that may become due under any borrowing or other financings or similar obligations, amounts needed to meet current or anticipated debt covenants, obligations imposed by law, including the requirement under the NASAA Omnibus Guidelines that we not impair our capital or operations, courts, or arbitration or indemnity obligations. The purpose of this recommendation would be to allow the Company to satisfy as many properly submitted tender requests as possible and we expect that during this time, we and our Board would also consider additional ways to improve shareholder liquidity.

Following any Four Quarter Period, the Adviser will defer its incentive fee until all properly submitted tenders in a repurchase offer have been accepted.

SHARE LIQUIDITY STRATEGY

Our board of directors does not expect to complete a liquidity event within any specific time period, if at all. A liquidity event could include a merger or another transaction approved by our board of directors in which shareholders will receive cash or shares of a publicly traded company, or a sale of all or substantially all of its assets either on a complete portfolio basis or individually followed by a liquidation and distribution of cash to our shareholders. A liquidity event also may include a sale, merger or rollover transaction with one or more affiliated investment companies managed by the Adviser. A liquidity event involving a merger or sale of all or substantially all of our assets would require the approval of our shareholders in accordance with our charter. We do not intend to list our shares on a national securities exchange. Upon the occurrence of a liquidity event, if any, all Class S and Class D shares will automatically convert into Class I shares and the ongoing servicing fee will terminate.

In making a determination of whether and what type of liquidity event is in the best interests of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including but not limited to such factors as the trading prices of other comparable vehicles that are publicly traded, portfolio diversification and allocation, portfolio performance, our financial condition, potential access to capital and the potential for shareholder liquidity. At this time, we do not know what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining whether or when to pursue a liquidity event in the future.

Prior to a liquidity event, our share repurchase program, if implemented, may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of the share repurchase program.

FINRA Rule 2310(b)(3)(D) requires that we disclose the liquidity of prior public programs sponsored by Owl Rock Capital Partners LP, or Owl Rock Capital Partners, the parent company of our Adviser. In addition to us, Owl Rock Capital Partners has sponsored the following other public programs: ORCC and ORCC II. ORCC II has not reached the period in which it expects to consider a liquidity event. ORCC stated in its offering materials that if it had not consummated a listing of its shares of common stock on a national securities exchange prior to March 3, 2021, subject to extension for two additional one-year periods, its board of directors would use commercially reasonable efforts to cause ORCC’s winding down and/or liquidation and dissolution. ORCC listed its shares of common stock on the New York Stock Exchange, or NYSE, and began trading on July 18, 2019.

REGULATION

We have elected to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act.

In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by “a majority of our outstanding voting securities” as defined in the 1940 Act. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy or (b) more than 50% of the outstanding voting securities of such company. We do not anticipate any substantial change in the nature of our business.

We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, issue and sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if (1) our board of directors determines that such sale is in our best interests and the best interests of our shareholders and (2) our shareholders have approved our policy and practice of making such sales within the preceding 12 months. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities.

A BDC generally is required to meet a coverage ratio of the value of total assets to senior securities, which include all of our borrowings and any preferred stock the BDC may issue in the future, of at least 200%. However, certain provisions of the 1940 Act allowed a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. This means that generally, a BDC can borrow up to $1 for every $1 of investor equity or, if certain requirements are met and it reduces its asset coverage ratio, it can borrow up to $2 for every $1 of investor equity. The Adviser, as our sole shareholder, has approved a proposal that allows us to reduce our asset coverage ratio to 150%.

We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies, except that we may enter into hedging transactions to manage the risks associated with interest rate or currency fluctuations. However, we may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investments. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances. We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except for registered money market funds, we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, if any, it should be noted that such investments might subject our shareholders to additional expenses as they will be indirectly responsible for the costs and expenses of such companies. None of our investment policies are fundamental, and thus may be changed without shareholder approval.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in section 55(a) of the 1940 Act, which are referred to as “qualifying assets,” unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are any of the following:

(a)

Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer that:

•	is organized under the laws of, and has its principal place of business in, the United States;

•

is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

•	satisfies either of the following:

•

does not have any class of securities listed on a national securities exchange or has any class of securities listed on a national securities exchange subject to a $250 million market capitalization maximum; or

•

is controlled by a BDC or a group of companies including a BDC, the BDC actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result, the BDC has an affiliated person who is a director of the eligible portfolio company.

(b)	Securities of any eligible portfolio company which we control.

(c)

Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident to such a private transaction, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(d)

Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

(e)	Securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the exercise of warrants or rights relating to such securities.

(f)	Cash, cash-equivalents, U.S. government securities or high-quality debt securities that mature in one year or less from the date of investment.

Control, as defined by the 1940 Act, is presumed to exist where a BDC beneficially owns more than 25% of the outstanding voting securities of the portfolio company, but may exist in other circumstances based on the facts and circumstances.

The regulations defining qualifying assets may change over time. We may adjust our investment focus as needed to comply with and/or take advantage of any regulatory, legislative, administrative or judicial actions in this area.

Significant Managerial Assistance to Portfolio Companies

A BDC must be organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (a), (b) or (c) above.

However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Where the BDC purchases such securities in conjunction with one or more other persons acting together, the BDC will satisfy this test if one of the other persons in the group makes available such managerial assistance, although this may not be the sole method by which the BDC satisfies the requirement to make available significant managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.

Temporary Investments

Pending investment in other types of qualifying assets, as described above, our investments may consist of cash, cash-equivalents, U.S. government securities, repurchase agreements and high-quality debt investments that mature in one year or less from the date of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets or temporary investments. We may invest in highly rated commercial paper, U.S. Government agency notes, U.S. Treasury bills or in repurchase agreements relating to such securities that are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. Consequently, repurchase agreements are functionally similar to loans. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, the 1940 Act and certain diversification tests in order to qualify as a RIC for federal income tax purposes typically require us to limit the amount we invest with any one counterparty. Accordingly, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. The Adviser will monitor the creditworthiness of the counterparties with which we may enter into repurchase agreement transactions.

Warrants and Options

Under the 1940 Act, a BDC is subject to restrictions on the amount of warrants, options, restricted stock or rights to purchase shares of capital stock that it may have outstanding at any time. Under the 1940 Act, we generally may only offer warrants provided that (i) the warrants expire by their terms within ten years, (ii) the exercise or conversion price is not less than the current market value at the date of issuance, (iii)    our shareholders authorize the proposal to issue such warrants, and our board of directors approves such issuance on the basis that the issuance is in the best interests of us and our shareholder and (iv) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, as well as options and rights, at the time of issuance may not exceed 25% of our outstanding voting securities. In particular, the amount of capital stock that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase capital stock cannot exceed 25% of the BDC’s total outstanding shares of capital stock.

Senior Securities; Coverage Ratio

A BDC generally is permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to its common stock if its asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. However, certain provisions of the 1940 Act allow a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. We are permitted to increase our leverage capacity if, among other things, shareholders representing at least a majority of the votes cast, when quorum is met, approve a proposal to do so. The Adviser, as our sole shareholder, has approved a proposal that allows us to reduce our asset coverage ratio to 150%.

In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Related to Business Development Companies — Regulations governing our operation as a BDC and RIC affect our ability to raise capital and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth. As a BDC, the necessity of raising additional capital may expose us to risks, including risks associated with leverage.”

Codes of Ethics

We and the Adviser have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Investment Advisers Act of 1940, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. Our code of ethics is available, free of charge, on our website at www.owlrockcoreincomecorp.com. Our code of ethics is attached as an exhibit to this registration statement and is available on the EDGAR Database on the SEC’s website at http://www.sec.gov. You may also obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

Exemptive Relief

On February 7, 2017, the Adviser and certain of our affiliates received exemptive relief from the SEC to permit us to co-invest with other funds managed by the Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. The Owl Rock Advisers’ investment allocation policy incorporates the conditions of the exemptive relief.

Pursuant to an exemptive order issued by the SEC on April 8, 2020 and applicable to all BDCs, through December 31, 2020, we may, subject to the satisfaction of certain conditions, co-invest in portfolio companies in which certain other funds managed by the Adviser or its affiliates have invested, even if we have not previously invested in such existing portfolio company. Without this order, we would not be able to participate in such co-investments with affiliated funds unless we had previously acquired securities of the portfolio company in a co-investment transaction with the affiliated funds. Although the conditional exemptive order has expired, the SEC’s Division of Investment Management has indicated that until March 31, 2022, it will not recommend enforcement action, to the extent that any BDC with an existing co-investment order continues to engage in certain transactions described in the conditional exemptive order, pursuant to the same terms and conditions described therein.

In addition, we have received an exemptive order that permits us to offer multiple classes of shares of common stock and to impose varying sales loads, asset-based service and/or distribution fees and early withdrawal fees.

Termination of the Investment Advisory Agreement

Under the 1940 Act, the Investment Advisory Agreement will automatically terminate in the event of its assignment, as defined in the 1940 Act, by the Adviser. The Investment Advisory Agreement may be terminated at any time, without penalty, by us upon not less than 60 days’ written notice to the Adviser and may be terminated at any time, without penalty, by the Adviser upon 120 days’ written notice to us. The holders of a majority of our outstanding voting securities may also terminate the Investment Advisory Agreement without penalty upon not less than 60 days’ written notice. Unless terminated earlier as described above, the Investment Advisory Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, and, in either case, if also approved by a majority of our directors who are not “interested persons” as defined in the 1940 Act.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to the Adviser. The proxy voting policies and procedures of the Adviser are set out below. The guidelines are reviewed periodically by the Adviser and our directors who are not “interested persons,” and, accordingly, are subject to change. For purposes of these proxy voting policies and procedures described below, “we,” “our” and “us” refer to the Adviser.

Introduction

As an investment adviser registered under the Adviser Act, we have a fiduciary duty to act solely in the best interests of our clients. As part of this duty, we recognize that we must vote client securities in a timely manner free of conflicts of interest and in the best interests of our clients.

These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

As an investment adviser registered under the Advisers Act, we have a fiduciary duty to act solely in the best interests of our clients. As part of this duty, we recognizes that we must vote client securities in a timely manner free of conflicts of interest and in the best interests of our clients.

These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 promulgated under, the Advisers Act.

We will vote proxies relating to our clients’ securities in the best interest of our clients’ shareholders. We will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by our clients. Although we will generally vote against proposals that may have a negative impact on our clients’ portfolio securities, we may vote for such a proposal if there exists compelling long-term reasons to do so.

Our proxy voting decisions are made by the senior officers who are responsible for monitoring each of our clients’ investments. To ensure that our vote is not the product of a conflict of interest, we will require that: (a) anyone involved in the decision-making process disclose to our chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how we intend to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information about how we voted proxies for Owl Rock Core Income Corp., free of charge, by making a written request for proxy voting information to: Owl Rock Core Income Corp., 399 Park Avenue, 38th Floor, New York, NY 10022, Attention: Investor Relations, or by calling Owl Rock Core Income Corp. at (212) 419-3000.

Compliance with the Sarbanes-Oxley Act

The Sarbanes-Oxley Act imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. The Sarbanes-Oxley Act has required us to review our policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulation promulgated thereunder. We will continue to monitor our compliance with all future regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

Other

We have adopted an investment policy that mirrors the requirements applicable to us as a BDC under the 1940 Act.

We are subject to periodic examination by the SEC for compliance with the Exchange Act and the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We and the Adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws, and will review these policies and procedures annually for their adequacy and the effectiveness of their implementation. We and the Adviser have designated a chief compliance officer to be responsible for administering the policies and procedures.

We intend to operate as a non-diversified management investment company; however, we may, from time to time, in the future, be considered a diversified management investment company pursuant to the definitions set forth in the 1940 Act.

Our internet address is www.owlrockcoreincomecorp.com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

TAX MATTERS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. shareholder” generally is a beneficial owner of shares of our common stock who is for U.S. federal income tax purposes:

•	A citizen or individual resident of the United States;

•	A corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•

A trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. shareholder” generally is a beneficial owner of shares of our common stock that is not a U.S. shareholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A prospective shareholder that is a partner in a partnership holding shares of our common stock should consult his, her or its tax Adviser with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax Adviser regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We have elected beginning with our taxable year ended December 31, 2020, to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any income that we distribute to our shareholders from our tax earnings and profits. To maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to maintain RIC tax treatment, we must distribute to our shareholders, for each taxable year, at least 90% of our “investment company taxable income,” which generally is our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”).

Taxation as a Regulated Investment Company

For any taxable year in which we:

•	maintain our qualification as a RIC; and

•	satisfy the Annual Distribution Requirement,

we generally will not be subject to federal income tax on the portion of our income we distribute (or are deemed to distribute) to shareholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our shareholders.

We will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no federal income tax (the “Excise Tax Avoidance Requirement”). We generally will endeavor in each taxable year to make sufficient distributions to our shareholders avoid any U.S. federal excise tax on our earnings.

In order to maintain our qualification as a RIC for federal income tax purposes, we must, among other things:

•	continue to qualify as a BDC under the 1940 Act at all times during each taxable year;

•

derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities or foreign currencies, net income from certain “qualified publicly traded partnerships” or other income derived with respect to our business of investing in such stock or securities (the “90% Income Test”); and

•	diversify our holdings so that at the end of each quarter of the taxable year:

•

at least 50% of the value of our assets consists of cash, cash-equivalents, U.S. Government securities, securities of other RICs and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

•

no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses, or the securities of one or more “qualified publicly traded partnerships” (the “Diversification Tests”).

Qualifying income may exclude such income as management fees received in connection with our subsidiaries or other potential outside managed funds and certain other fees.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as PIK interest, deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock, or certain income with respect to equity investments in foreign corporations. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. Our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Under the 1940 Act, we are not permitted to make distributions to our shareholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Senior Securities; Coverage Ratio.” As a result, we may be prohibited from making distributions necessary to satisfy the Annual Distribution Requirement. Even if we are not prohibited from making distributions, our ability to raise additional capital to satisfy the Annual Distribution Requirement may be limited. If we are not able to make sufficient distributions to satisfy the Annual Distribution Requirement, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Certain of our investment practices may be subject to special and complex federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (2) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (3) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (4) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (5) cause us to recognize income or gain without receipt of a corresponding distribution of cash, (6) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (7) adversely alter the characterization of certain complex financial transactions and (8) produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor its transactions and may make certain tax elections to mitigate the potential adverse effect of these provisions, but there can be no assurance that any adverse effects of these provisions will be mitigated.

Gain or loss realized by us from the sale or exchange of warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

A RIC is limited in its ability to deduct expenses in excess of its “investment company taxable income” (which is, generally, ordinary income plus net realized short-term capital gains in excess of net realized long-term capital losses). If our expenses in a given year exceed gross taxable income (e.g., as the result of large amounts of equity-based compensation), we would experience a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years. In addition, expenses can be used only to offset investment company taxable income, not net capital gain. Due to these limits on the deductibility of expenses, we may for tax purposes have aggregate taxable income for several years that we are required to distribute and that is taxable to our shareholders even if such income is greater than the aggregate net income we actually earned during those years. Such required distributions may be made from our cash assets or by liquidation of investments, if necessary. We may realize gains or losses from such liquidations. In the event we realize net capital gains from such transactions, you may receive a larger capital gain distribution than you would have received in the absence of such transactions.

Investment income received from sources within foreign countries, or capital gains earned by investing in securities of foreign issuers, may be subject to foreign income taxes withheld at the source. In this regard, withholding tax rates in countries with which the United States does not have a tax treaty are often as high as 35% or more. The United States has entered into tax treaties with many foreign countries that may entitle us to a reduced rate of tax or exemption from tax on this related income and gains. The effective rate of foreign tax cannot be determined at this time since the amount of our assets to be invested within various countries is not now known. We do not anticipate being eligible for the special election that allows a RIC to treat foreign income taxes paid by such RIC as paid by its shareholders.

If we purchase shares in a “passive foreign investment company” (a “PFIC”), we may be subject to federal income tax on its allocable share of a portion of any “excess distribution” received on, or any gain from the disposition of, such shares even if our allocable share of such income is distributed as a taxable dividend to its shareholders. Additional charges in the nature of interest generally will be imposed on us in respect of deferred taxes arising from any such excess distribution or gain. If we invest in a PFIC and elects to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, we will be required to include in income each year our proportionate share of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Alternatively, we may be able to elect to mark-to-market at the end of each taxable year its shares in a PFIC; in this case, we will recognize as ordinary income our allocable share of any increase in the value of such shares, and as ordinary loss our allocable share of any decrease in such value to the extent that any such decrease does not exceed prior increases included in its income. Under either election, we may be required to recognize in a year income in excess of distributions from PFICs and proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% excise tax.

Foreign exchange gains and losses realized by us in connection with certain transactions involving non-dollar debt securities, certain foreign currency futures contracts, foreign currency option contracts, foreign currency forward contracts, foreign currencies or payables or receivables denominated in a foreign currency are subject to Code provisions that generally treat such gains and losses as ordinary income and losses and may affect the amount, timing and character of distributions to our shareholders. Any such transactions that are not directly related to our investment in securities (possibly including speculative currency positions or currency derivatives not used for hedging purposes) could, under future Treasury regulations, produce income that is not qualifying income under the 90% Income Test.

The remainder of this discussion assumes that we maintain our qualification as a RIC, and satisfy the Annual Distribution Requirement.

Taxation of U.S. Shareholders

Distributions by us generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which generally is our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions (“Qualifying Dividends”) may be eligible for a maximum tax rate of 20%, provided holding period and other requirements are met at both the shareholder and company levels. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum rate applicable to Qualifying Dividends.

Distributions of our net capital gains (which generally are our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. shareholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. shareholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. shareholder’s adjusted tax basis in such shareholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder.

We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. shareholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. shareholder, and the U.S. shareholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. Because we expect to pay tax on any retained capital gains at our regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual U.S. shareholders will be treated as having paid will exceed the tax they owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. shareholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a shareholder’s liability for federal income tax. A shareholder that is not subject to federal income tax or otherwise required to file a federal income tax return would be required to file a federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. The amount of the deemed distribution net of such tax will be added to the U.S. shareholder’s cost basis for his, her or its common stock. In order to utilize the deemed distribution approach, we must provide written notice to our shareholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

In accordance with certain applicable published guidance and private letter rulings issued by the IRS, a publicly traded RIC may treat a distribution of its own stock as fulfilling its RIC distribution requirements if each shareholder may elect to receive his, her, or its entire distribution in either cash or stock of the RIC, subject to a limitation that the aggregate amount of cash to be distributed to all shareholders must be at least 20% of the aggregate declared distribution. If too many shareholders elect to receive cash, the cash available for distribution must be allocated among the shareholders electing to receive cash (with the balance of the distribution paid in stock). In no event will any shareholder, electing to receive cash, receive less than the lesser of (a) the portion of the distribution such shareholder has elected to receive in cash or (b)    an amount equal to his, her, or its entire distribution multiplied by the percentage limitation on cash available for distribution. If these and certain other requirements are met, for U.S. federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock. We have no current intention of paying dividends in shares of our stock in accordance with these Treasury regulations or private letter rulings.

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of distributions paid for that year, we may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. shareholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by us in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. shareholders on December 31 of the year in which the distribution was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A U.S. shareholder generally will recognize taxable gain or loss if the U.S. shareholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such shareholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the shareholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss

In general, individual U.S. shareholders currently are subject to a maximum federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. In addition, for taxable years, individuals with modified adjusted gross incomes in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties and rents, and net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. shareholders currently are subject to federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

We have adopted a distribution reinvestment plan through which a shareholder may elect to receive distributions in the form of additional shares of our common stock. See “Distribution Reinvestment Plan.” Any distributions made to a U.S. shareholder that are reinvested under the plan will nevertheless remain taxable to the U.S. shareholder. The U.S. shareholder will have an adjusted tax basis in the additional shares of our common stock purchased through the plan equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. shareholder’s account.

We (or the applicable withholding agent) will report to each of our U.S. shareholders, as promptly as possible after the end of each calendar year, a notice reporting, on a per share and per distribution basis, the amounts includible in such U.S. shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of distributions, if any, eligible for the 20% maximum rate). Distributions paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. shareholder’s particular situation.

We may be required to withhold U.S. federal income tax (“backup withholding”) from all distributions to any U.S. shareholder (other than shareholders that qualify for an exemption) (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. shareholder’s federal income tax liability, provided that proper information is provided to the IRS.

U.S. shareholders who hold our common stock through foreign accounts or intermediaries may be subject to U.S. withholding tax at a rate of 30% on dividends if the holder of the foreign account or the intermediary through which they hold their shares is not in compliance with the Foreign Account Tax Compliance Act (“FATCA”).

Taxation of Non-U.S. Shareholders

Whether an investment in our shares is appropriate for a Non-U.S. shareholder will depend upon that person’s particular circumstances. An investment in our shares by a Non-U.S. shareholder may have adverse tax consequences. Non-U.S. shareholders should consult their tax Adviser before investing in our common stock.

Distributions of our investment company taxable income to Non-U.S. shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. shareholders directly) will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. shareholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, we will not be required to withhold federal tax if the Non-U.S. shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax Adviser.)

In addition, no withholding is required with respect to certain dividend distributions if (i) the distributions are properly reported to our shareholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied.

Actual or deemed distributions of our net capital gains to a Non-U.S. shareholder, and gains realized by a Non-U.S. shareholder upon the sale of shares of our common stock, will not be subject to federal withholding tax and generally will not be subject to federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. shareholder. Such amount may be subject to FATCA (as discussed below).

The tax consequences to Non-U.S. shareholders entitled to claim the benefits of an applicable tax treaty or who are individuals present in the United States for 183 days or more during a taxable year may be different from those described herein. Non-U.S. shareholders are urged to consult their tax advisers with respect to the procedure for claiming the benefit of a lower treaty rate and the applicability of foreign taxes.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. shareholder will be entitled to a federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate Non-U.S. shareholder, distributions (both actual and deemed), and gains realized upon the sale of shares of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a Non-U.S. shareholder.

A Non-U.S. shareholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the Non-U.S. shareholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. shareholder or otherwise establishes an exemption from backup withholding.

FATCA generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions that fail to enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners), or that reside in a jurisdiction that has not entered into an intergovernmental agreement with the IRS to provide such information. The types of income subject to the tax include U.S. source interest and dividends. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a Non-U.S. shareholder and the status of the intermediaries through which they hold their shares, Non-U.S. shareholders could be subject to this 30% withholding tax with respect to distributions on their shares and proceeds from the sale of their shares. Under certain circumstances, a Non-U.S. shareholder might be eligible for refunds or credits of such taxes.

Non-U.S. persons should consult their own tax Adviser with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Maintain Our Qualification as a RIC

If we fail to satisfy the 90% Income Test or the Diversification Tests for any taxable year, we may nevertheless continue to qualify as a RIC for such year if certain relief provisions are applicable (which may, among other things, require us to pay certain corporate-level federal taxes or to dispose of certain assets).

If we were unable to qualify for treatment as a RIC and the foregoing relief provisions are not applicable, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our shareholders. Distributions would not be required, and any distributions would be taxable to our shareholders as ordinary dividend income that, subject to certain limitations, may be eligible for the 20% maximum rate to the extent of our current and accumulated earnings and profits, provided certain holding period and other requirements were met. Subject to certain limitations under the Code, corporate distributions would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s tax basis, and any remaining distributions would be treated as a capital gain. To requalify as a RIC in a subsequent taxable year, we would be required to satisfy the RIC qualification requirements for that year and dispose of any earnings and profits from any year in which we failed to qualify as a RIC. Subject to a limited exception applicable to RICs that qualified as such under Subchapter M of the Code for at least one year prior to disqualification and that requalify as a RIC no later than the second year following the non-qualifying year, we could be subject to tax on any unrealized net built-in appreciation on the assets held by us during the period in which we failed to qualify as a RIC that are recognized within the subsequent five years, unless we made a special election to pay corporate-level tax on such built-in gain at the time of our requalification as a RIC.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by State Street Bank and Trust Company. The address of the custodian is State Street Financial Center, One Lincoln Street, Boston, MA 02111-2900. DST Systems, Inc. will act as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 333 West 11th Street, 5th Floor, Kansas City, Missouri 64105.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we will generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use broker-dealers in the normal course of our business. Subject to policies established by our board of directors, if any, our Adviser will be primarily responsible for the execution of any publicly traded securities portfolio transactions and the allocation of brokerage commissions. Our Adviser does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Adviser generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker-dealer based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other broker-dealers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements as of December 31, 2020 and for the period from November 10, 2020 (commencement of operations) to December 31, 2020 and the Senior Securities table under the heading “Senior Securities” for Owl Rock Core Income Corp. and subsidiaries included in this prospectus have been audited by KPMG LLP, an independent registered public accounting firm, and have been so included in reliance on the report of such firm given upon their authority as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Eversheds Sutherland (US) LLP and Alston & Bird LLP.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the shares of our common stock offered by this prospectus. The registration statement contains additional information about us and the shares of our common stock being offered by this prospectus.

We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

SHAREHOLDER PRIVACY NOTICE

We collect nonpublic personal information about our shareholders in the ordinary course of establishing and servicing their accounts. Nonpublic personal information means personally identifiable financial information that is not publicly available and any list, description, or other grouping of shareholders that is derived using such information. For example, it includes a shareholder’s address, social security number, account balance, income, investment activity, and bank account information. We collect this information from the following sources:

•	account applications or other required forms, correspondence (written or electronic), or from telephone contacts with customers inquiring about us;

•	transaction history of a shareholder’s account; and

•	service providers.

We do not disclose nonpublic personal information about you or your account(s) to anyone without your consent other than to:

•

Our service providers, including our Adviser, as necessary for the servicing of your account. Our service providers in turn have an obligation to protect the confidentiality of your personal information.

•	Companies that may perform marketing services on our behalf or pursuant to joint marketing agreements. These marketing companies also have an obligation to protect confidential information.

•

Government officials or other persons unaffiliated with us, to the extent required by federal or Maryland law or our charter, including in accordance with subpoenas, court orders, and requests from government regulators.

If you decide to close your account(s), we will continue to adhere to the practices described in this notice.

If you invest in our common stock through a financial intermediary, such as a broker-dealer, bank or trust company, the privacy policy of your financial intermediary will govern how your nonpublic personal information will be shared with other parties.

We maintain physical, electronic and procedural safeguards to protect your nonpublic personal information.

INTERIM FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS

Owl Rock Core Income Corp.

Consolidated Statements of Assets and Liabilities

(Amounts in thousands, except share and per share amounts)

	September 30, 2021 (Unaudited)	December 31, 2020
Assets
Investments at fair value (amortized cost of $1,438,518 and $14,378, respectively)	$1,441,428	$14,376
Cash	113,895	8,153
Interest receivable	5,991	60
Receivable for investments sold	110,131	—
Prepaid expenses and other assets	2,701	21

Total Assets	$1,674,146	$22,610

Liabilities
Debt (net of unamortized debt issuance costs of $13,072 and $0, respectively)	$1,022,179	$10,000
Distribution payable	3,354	—
Payable for investments purchased	7,980	—
Payables to affiliates	5,997	191
Tender offer payable	347	—
Accrued expenses and other liabilities	3,600	146

Total Liabilities	1,043,457	10,337

Commitments and contingencies (Note 7)
Net Assets
Class S Common shares $0.01 par value, 1,000,000,000 shares authorized; 17,567,487 and 0 shares issued and outstanding, respectively	176	—
Class D Common shares $0.01 par value, 1,000,000,000 shares authorized; 7,149,027 and 0 shares issued and outstanding, respectively	71	—
Class I Common shares $0.01 par value, 1,000,000,000 shares authorized; 42,917,350 and 1,300,100 shares issued and outstanding, respectively	429	13
Additional paid-in-capital	627,901	12,420
Distributable earnings (losses)	2,112	(160)

Total Net Assets	630,689	12,273

Total Liabilities and Net Assets	$1,674,146	$22,610

Net Asset Value Per Class S Share(1)	$9.32	—

Net Asset Value Per Class D Share(1)	$9.32	—

Net Asset Value Per Class I Share	$9.33	$9.44

(1) There	were no Class S or Class D shares of common stock outstanding as of December 31, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Core Income Corp.

Consolidated Statement of Operations

(Amounts in thousands, except share and per share amounts)

(Unaudited)

	For the Three Months Ended September 30, 2021	For the Nine Months Ended September 30, 2021
Investment Income
Investment income from non-controlled, non-affiliated investments:
Interest income (excluding payment-in-kind (“PIK”) interest income)	$13,728	$17,462
PIK interest income	891	985
PIK dividend income	203	342
Other income	804	850

Total investment income from non-controlled, non-affiliated investments	15,626	19,639

Total Investment Income	15,626	19,639

Operating Expenses
Initial organization	—	273
Offering costs	1,524	1,524
Interest expense	3,463	4,966
Management fees	836	1,102
Performance based incentive fees	1,372	1,570
Professional fees	558	1,221
Directors’ fees	257	788
Shareholder servicing fees	256	306
Other general and administrative	857	1,785

Total Operating Expenses	9,123	13,535
Management fees waived (Note 3)	—	(52)
Expense Support (Note 3)	—	(2,578)
Recoupment of expense support (Note 3)	465	465

Net Operating Expenses	9,588	11,370

Net Investment Income (Loss)	$6,038	$8,269

Net Realized and Change in Unrealized Gain (Loss)
Net change in unrealized gain (loss):
Non-controlled, non-affiliated investments	$2,211	$3,023
Translation of assets and liabilities in foreign currencies	(29)	(7)

Total Net Change in Unrealized Gain (Loss)	2,182	3,016

Net realized gain (loss):
Non-controlled, non-affiliated investments	917	924
Foreign currency transactions	(2)	(2)

Total Net Realized Gain (Loss)	915	922

Total Net Realized and Change in Unrealized Gain (Loss)	3,097	3,938

Total Net Increase (Decrease) in Net Assets Resulting from Operations	$9,135	$12,207

Net Increase (Decrease) in Net Assets Resulting from Operations- Class S Common Stock	$1,946	$2,290

Net Increase (Decrease) in Net Assets Resulting from Operations- Class D Common Stock	$1,057	$1,490

Net Increase (Decrease) in Net Assets Resulting from Operations- Class I Common Stock	$6,132	$8,427

Earnings Per Share - Basic and Diluted of Class S Common Stock	$0.17	$0.52

Weighted Average Shares of Class S Common Stock Outstanding - Basic and Diluted	11,160,688	4,363,627
Earnings Per Share - Basic and Diluted of Class D Common Stock	$0.19	$0.56

Weighted Average Shares of Class D Common Stock Outstanding - Basic and Diluted	5,670,041	2,654,462
Earnings Per Share - Basic and Diluted of Class I Common Stock	$0.19	$0.55

Weighted Average Shares of Class I Common Stock Outstanding - Basic and Diluted	31,988,535	15,343,528

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Core Income Corp.

Consolidated Schedule of Investments

As of September 30, 2021

(Amounts in thousands, except share amounts)

(Unaudited)

Company(1)(2)(3)(15)(25)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(4)(21)	Fair Value	Percentage of Net Assets
Non-controlled/non-affiliated portfolio company investments
Debt Investments(5)
Advertising and media
Global Music Rights, LLC(8)	First lien senior secured loan	L + 5.75%	8/28/2028	$84,375	$82,706	$82,688	13.1%
Global Music Rights, LLC(12)(13)	First lien senior secured revolving loan	L + 5.75%	8/27/2027	—	(148)	(150)	—%
IRI Holdings, Inc.(6)(17)	First lien senior secured loan	L + 4.25%	12/1/2025	4,987	4,993	4,980	0.8%

				89,362	87,551	87,518	13.9%
Aerospace and Defense
Bleriot US Bidco Inc.(8)(17)	First lien senior secured loan	L + 4.00%	10/30/2026	4,987	4,987	4,989	0.8%
Peraton Corp.(6)(17)(19)	First lien senior secured loan	L + 3.75%	2/1/2028	4,975	4,987	4,976	0.8%
Peraton Corp.(6)	Second lien senior secured loan	L + 7.75%	2/1/2029	5,000	4,930	4,963	0.8%

				14,962	14,904	14,928	2.4%
Automotive
Mavis Tire Express Services Topco Corp.(6)(17)(19)	First lien senior secured loan	L + 4.00%	5/4/2028	9,975	9,928	9,993	1.6%

				9,975	9,928	9,993	1.6%
Buildings and real estate
Associations, Inc.(8)	First lien senior secured loan	L + 6.50% (incl. 2.50% PIK)	7/2/2027	57,145	56,603	56,574	8.9%
Associations, Inc.(8)(12)(14)	First lien senior secured delayed draw term loan A	L + 6.50% (incl. 2.50% PIK)	7/2/2022	257	241	240	—%
Associations, Inc.(12)(13)(14)	First lien senior secured delayed draw term loan B	L + 6.50% (incl. 2.50% PIK)	1/2/2023	—	(34)	(36)	—%
Associations, Inc.(8)(12)(13)	First lien senior secured revolving loan	L + 6.50%	7/2/2027	—	(46)	(48)	—%
Associations, Inc.(8)(12)(13)(14)	First lien senior secured delayed draw term loan C	L + 6.50% (incl. 2.50% PIK)	7/2/2023	—	(34)	(36)	—%
Dodge Data & Analytics, LLC(8)	First lien senior secured loan	L + 7.50%	4/14/2026	2,154	2,114	2,116	0.3%
Dodge Data & Analytics, LLC(12)(13)	First lien senior secured revolving loan	L + 7.50%	4/14/2026	—	(2)	(2)	—%
REALPAGE, INC.(6)	Second lien senior secured loan	L + 6.50%	4/23/2029	2,500	2,464	2,550	0.4%

				62,056	61,306	61,358	9.6%
Business services
Apex Group Treasury, LLC(8)(18)	Second lien senior secured loan	L + 6.75%	7/27/2029	5,000	4,950	4,950	0.8%
Apex Group Treasury, LLC(8)(18)	First lien senior secured loan	L + 3.75%	7/27/2028	5,000	4,988	4,988	0.8%

Owl Rock Core Income Corp.

Consolidated Schedule of Investments — Continued

As of September 30, 2021

(Amounts in thousands, except share amounts)

(Unaudited)

Company(1)(2)(3)(15)(25)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(4)(21)	Fair Value	Percentage of Net Assets
Apex Group Treasury, LLC(8)(12)(14)(18)	Second lien senior secured delayed draw term loan	L + 6.75%	6/30/2022	—	—	—	—%
Denali Buyerco LLC (dba Summit Companies)(8)	First lien senior secured loan	L + 5.75%	9/15/2028	67,901	67,226	67,222	10.7%
Denali Buyerco LLC (dba Summit Companies)(12)(13)(14)	First lien senior secured delayed draw term loan	L + 5.75%	9/15/2023	—	(123)	—	—%
Denali Buyerco LLC (dba Summit Companies)(12)(13)	First lien senior secured revolving loan	L + 5.75%	9/15/2027	—	(74)	(74)	—%
Diamondback Acquisition, Inc. (dba Sphera)(8)	First lien senior secured loan	L + 5.50%	9/13/2028	47,947	46,994	46,988	7.5%
Diamondback Acquisition, Inc. (dba Sphera)(12)(13)(14)	First lien senior secured delayed draw term loan	L + 5.50%	9/13/2023	—	(95)	(96)	—%
Hercules Borrower, LLC (dba The Vincit Group)(8)	First lien senior secured loan	L + 6.50%	12/15/2026	818	807	818	0.1%
Hercules Borrower, LLC (dba The Vincit Group)(8)	First lien senior secured loan	L + 5.50%	12/15/2026	2,221	2,199	2,199	0.3%
Hercules Borrower, LLC (dba The Vincit Group)(8)(12)(14)	First lien senior secured delayed draw term loan	L + 5.50%	9/10/2023	—	—	—	—%
Hercules Borrower LLC (dba The Vincit Group)(12)(13)	First lien senior secured revolving loan	L + 6.50%	12/15/2026	—	(1)	—	—%
Hercules Buyer, LLC (dba The Vincit Group)(16)(22)	Unsecured notes	0.48% (PIK)	12/14/2029	24	24	24	—%
Packers Holdings, LLC(8)(17)(19)	First lien senior secured loan	L + 3.25%	3/9/2028	4,280	4,260	4,258	0.7%

				133,191	131,155	131,277	20.9%
Chemicals
Aruba Investments Holdings LLC (dba Angus Chemical Company)(9)	Second lien senior secured loan	L + 7.75%	11/24/2028	1,000	985	1,000	0.2%
Gaylord Chemical Company, L.L.C(8)	First lien senior secured loan	L + 6.00%	3/30/2027	9,163	9,078	9,095	1.4%
Gaylord Chemical Company, L.L.C(12)(13)	First lien senior secured revolving loan	L + 6.00%	3/30/2026	—	(7)	(6)	—%
Velocity HoldCo III Inc(8)	First lien senior secured loan	L + 5.75%	4/22/2027	2,353	2,303	2,306	0.4%
Velocity HoldCo III Inc(12)(13)	First lien senior secured revolving loan	L + 5.75%	4/22/2026	—	(3)	(3)	—%

				12,516	12,356	12,392	2.0%
Consumer products
ConAir Holdings, LLC(7)	Second lien senior secured loan	L + 7.50%	5/17/2029	32,500	31,991	32,338	5.1%
Olaplex, Inc.(6)	First lien senior secured loan	L + 6.25%	1/8/2026	975	966	975	0.2%

				33,475	32,957	33,313	5.3%
Containers and packaging
Ascend Buyer, LLC (dba PPC Flexible Packaging)(8)	First lien senior secured loan	L + 5.75%	10/2/2028	50,206	49,704	49,704	7.9%
Ascend Buyer, LLC (dba PPC Flexible Packaging)(12)(13)	First lien senior secured revolving loan	L + 5.75%	9/30/2027	—	(51)	(51)	—%
Pregis Topco LLC(8)	Second lien senior secured loan	L + 6.75%	8/1/2029	30,000	30,000	30,000	4.8%

Owl Rock Core Income Corp.

Consolidated Schedule of Investments — Continued

As of September 30, 2021

(Amounts in thousands, except share amounts)

(Unaudited)

Company(1)(2)(3)(15)(25)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(4)(21)	Fair Value	Percentage of Net Assets
Pregis Topco LLC(8)	Second lien senior secured loan	L + 8.00%	8/1/2029	2,500	2,500	2,500	0.4%
Ring Container Technologies Group, LLC(8)(17)	First lien senior secured loan	L + 3.75%	8/12/2028	5,000	4,988	5,003	0.8%

				87,706	87,141	87,156	13.9%
Distribution
Dealer Tire, LLC(6)(17)	First lien senior secured loan	L + 4.25%	12/12/2025	5,090	5,099	5,088	0.8%
Individual Foodservice Holdings, LLC(9)	First lien senior secured loan	L + 6.25%	11/21/2025	1,308	1,291	1,301	0.2%
Individual Foodservice Holdings, LLC(9)(12)(14)	First lien senior secured delayed draw term loan	L + 6.25%	6/30/2022	37	36	36	—%
Individual Foodservice Holdings, LLC(6)(12)	First lien senior secured revolving loan	L + 6.25%	11/22/2024	4	3	3	—%
SRS Distribution, Inc.(9)(17)	First lien senior secured loan	L + 3.75%	6/2/2028	5,000	4,964	4,998	0.8%

				11,439	11,393	11,426	1.8%
Education
Pluralsight, LLC(9)	First lien senior secured loan	L + 8.00%	4/6/2027	6,255	6,196	6,191	1.0%
Pluralsight, LLC(12)(13)	First lien senior secured revolving loan	L + 8.00%	4/6/2027	—	(4)	(4)	—%

				6,255	6,192	6,187	1.0%
Financial services
AxiomSL Group, Inc.(8)	First lien senior secured loan	L + 6.00%	12/3/2027	1,774	1,750	1,761	0.3%
AxiomSL Group, Inc.(12)(13)	First lien senior secured revolving loan	L + 6.00%	12/3/2025	—	(23)	(18)	—%
AxiomSL Group, Inc.(8)	First lien senior secured loan	L + 6.00%	12/3/2027	33,499	33,172	33,244	5.3%
AxiomSL Group, Inc.(12)(13)(14)	First lien senior secured delayed draw term loan	L + 6.00%	7/21/2023	—	(10)	—	—%
AxiomSL Group, Inc.(12)(13)	First lien senior secured revolving loan	L + 6.00%	12/3/2025	—	(3)	(2)	—%
Hg Saturn Luchaco Ltd.(18)(23)	Unsecured facility	G + 7.50% PIK	3/30/2026	2,104	2,139	2,083	0.3%
Muine Gall, LLC(18)(26)	First lien senior secured loan	L + 7.00% PIK	9/21/2024	85,000	85,000	85,000	13.5%

				122,377	122,025	122,068	19.4%
Food and beverage
Balrog Acquisition, Inc. (dba BakeMark)(9)	First lien senior secured loan	L + 4.00%	9/5/2028	14,000	13,855	13,965	2.2%
Balrog Acquisition, Inc. (dba BakeMark)(9)	Second lien senior secured loan	L + 7.00%	9/3/2029	6,000	5,950	5,950	0.9%
Shearer’s Foods, LLC(8)(17)	First lien senior secured loan	L + 3.50%	9/23/2027	4,933	4,933	4,924	0.8%
Sovos Brands Intermediate, Inc.(8)(17)	First lien senior secured loan	L + 3.75%	6/8/2028	4,485	4,475	4,485	0.7%
Ultimate Baked Goods Midco, LLC(8)	First lien senior secured loan	L + 6.25%	8/13/2027	16,500	16,095	16,087	2.6%
Ultimate Baked Goods Midco, LLC(9)(12)	First lien senior secured revolving loan	L + 6.25%	8/13/2027	325	276	275	—%

				46,243	45,584	45,686	7.2%

Owl Rock Core Income Corp.

Consolidated Schedule of Investments — Continued

As of September 30, 2021

(Amounts in thousands, except share amounts)

(Unaudited)

Company(1)(2)(3)(15)(25)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(4)(21)	Fair Value	Percentage of Net Assets
Healthcare equipment and services
Canadian Hospital Specialties Ltd.(18)(23)	First lien senior secured loan	C + 4.50%	4/14/2028	3,528	3,516	3,484	0.6%
Canadian Hospital Specialties Ltd.(12)(13)(14)(18)(24)	First lien senior secured delayed draw term loan	C + 4.50%	4/15/2023	—	(7)	(5)	—%
Canadian Hospital Specialties Ltd.(12)(13)(18)(24)	First lien senior secured revolving loan	C + 4.50%	4/15/2027	—	(5)	(6)	—%
Packaging Coordinators Midco, Inc.(9)	Second lien senior secured loan	L + 8.00%	11/30/2028	2,418	2,374	2,394	0.4%
Patriot Acquisition TopCo S.A.R.L (dba Corza Health, Inc.)(7)	First lien senior secured loan	L + 6.75%	1/29/2028	862	848	850	0.1%
Patriot Acquisition TopCo S.A.R.L (dba Corza Health, Inc.)(12)(13)	First lien senior secured revolving loan	L + 6.75%	1/29/2026	—	(2)	(1)	—%

				6,808	6,724	6,716	1.1%
Healthcare providers and services
Ex Vivo Parent Inc. (dba OB Hospitalist)(8)	First lien senior secured loan	L + 9.50%	9/27/2028	30,503	29,894	29,893	4.7%
OB Hospitalist Group, Inc.(8)	First lien senior secured loan	L + 5.50%	9/27/2027	61,812	60,577	60,575	9.6%
OB Hospitalist Group, Inc.(12)(13)	First lien senior secured revolving loan	L + 5.50%	9/27/2027	—	(160)	(160)	—%
Quva Pharma, Inc.(8)	First lien senior secured loan	L + 5.50%	4/12/2028	4,545	4,416	4,420	0.7%
Quva Pharma, Inc.(12)(13)	First lien senior secured revolving loan	L + 5.50%	4/10/2026	—	(12)	(13)	—%
Refresh Parent Holdings, Inc.(8)	First lien senior secured loan	L + 6.50%	12/9/2026	1,189	1,173	1,180	0.2%
Refresh Parent Holdings, Inc.(8)(12)(14)	First lien senior secured delayed draw term loan	L + 6.50%	6/9/2022	307	302	304	—%
Refresh Parent Holdings, Inc.(8)(12)	First lien senior secured revolving loan	L + 6.50%	12/9/2026	49	47	48	—%

				98,405	96,237	96,247	15.2%
Healthcare technology
BCPE Osprey Buyer, Inc. (dba PartsSource)(8)	First lien senior secured loan	L + 5.75%	8/23/2028	54,310	53,455	53,441	8.5%
BCPE Osprey Buyer, Inc. (dba PartsSource)(12)(13)(14)	First lien senior secured delayed draw term loan	L + 5.75%	8/23/2023	—	(231)	(147)	—%
BCPE Osprey Buyer, Inc. (dba PartsSource)(12)(13)	First lien senior secured revolving loan	L + 5.75%	8/21/2026	—	(73)	(74)	—%
Intelerad Medical Systems Inc. (fka 11849573 Canada Inc.)(8)(18)	First lien senior secured loan	L + 6.25%	8/21/2026	28,855	28,492	28,783	4.6%
Intelerad Medical Systems Inc. (fka 11849573 Canada Inc.)(8)(12)(18)	First lien senior secured revolving loan	L + 6.25%	8/21/2026	228	228	225	—%
Project Ruby Ultimate Parent Corp. (dba Wellsky)(6)(17)	First lien senior secured loan	L + 3.25%	3/10/2028	4,478	4,457	4,470	0.7%

				87,871	86,328	86,698	13.8%
Human resource support services
IG Investments Holdings, LLC (dba Insight Global)(8)	First lien senior secured loan	L + 6.00%	9/22/2028	46,387	45,463	45,460	7.2%
IG Investments Holdings, LLC (dba Insight Global)(10)(12)(13)	First lien senior secured revolving loan	P + 6.00%	9/22/2027	—	(72)	(72)	—%

				46,387	45,391	45,388	7.2%

Owl Rock Core Income Corp.

Consolidated Schedule of Investments — Continued

As of September 30, 2021

(Amounts in thousands, except share amounts)

(Unaudited)

Company(1)(2)(3)(15)(25)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(4)(21)	Fair Value	Percentage of Net Assets
Household products
Walker Edison Furniture Company LLC(9)	First lien senior secured loan	L + 5.75%	3/31/2027	9,950	9,810	9,353	1.5%

				9,950	9,810	9,353	1.5%
Infrastructure and environmental services
Aegion Corp.(6)(19)	First lien senior secured loan	L + 4.75%	5/17/2028	5,000	4,976	4,974	0.8%
USIC Holdings, Inc.(6)(17)(19)	First lien senior secured loan	L + 3.50%	5/12/2028	5,000	4,976	4,994	0.8%
USIC Holdings, Inc.(6)	Second lien senior secured loan	L + 6.50%	5/14/2029	18,000	17,826	17,865	2.8%

				28,000	27,778	27,833	4.4%
Insurance
Alera Group, Inc.(6)	First lien senior secured loan	L + 5.50%	10/2/2028	81,772	79,934	79,931	12.7%
Alera Group, Inc.(12)(13)(14)	First lien senior secured delayed draw term loan	L + 5.50%	10/2/2023	—	(261)	(291)	—%
AssuredPartners, Inc.(17)(19)	First lien senior secured loan	L + 3.50%	2/12/2027	7,980	7,980	7,966	1.3%
Asurion, LLC(6)(17)	Second lien senior secured loan	L + 5.25%	1/22/2029	48,000	47,529	47,748	7.6%
Alliant Holdings Intermediate, LLC(6)(16)(17)(19)	First lien senior secured loan	L + 3.75%	11/5/2027	3,982	3,961	3,983	0.6%
Evolution BuyerCo, Inc.(dba SIAA)(8)	First lien senior secured loan	L + 6.25%	4/28/2028	7,703	7,598	7,606	1.2%
Evolution BuyerCo, Inc.(dba SIAA)(12)(13)(14)	First lien senior secured delayed draw term loan	L + 6.25%	4/28/2023	—	(3)	(1)	—%
Evolution BuyerCo, Inc.(dba SIAA)(12)(13)	First lien senior secured revolving loan	L + 6.25%	4/30/2027	—	(9)	(8)	—%
KUSRP Intermediate, Inc. (dba U.S. Retirement and Benefits Partners)(8)	First lien senior secured loan	L + 9.50% PIK	7/24/2028	7,863	7,709	7,706	1.2%
Peter C. Foy & Associated Insurance Services, LLC (9)	First lien senior secured loan	L + 6.50%	3/31/2026	65	65	66	—%
Peter C. Foy & Associated Insurance Services, LLC (9)	First lien senior secured delayed draw term loan C	L + 6.50%	3/31/2026	8	8	8	—%
Peter C. Foy & Associated Insurance Services, LLC (9)	First lien senior secured delayed draw term loan D	L + 6.25%	3/31/2026	1,915	1,885	1,934	0.3%
Peter C. Foy & Associated Insurance Services, LLC (9)(14)	First lien senior secured delayed draw term loan E	L + 5.75%	9/12/2022	39,889	39,141	40,288	6.4%
Peter C. Foy & Associated Insurance Services, LLC (9)(12)	First lien senior secured revolving loan	L + 6.50%	3/31/2026	—	—	—	—%
TEMPO BUYER CORP. (dba Global Claims Services)(8)	First lien senior secured loan	L + 5.50%	8/26/2028	36,524	35,802	35,793	5.7%
TEMPO BUYER CORP. (dba Global Claims Services)(12)(13)(14)	First lien senior secured delayed draw term loan	L + 5.50%	8/26/2023	—	(102)	(103)	—%
TEMPO BUYER CORP. (dba Global Claims Services)(12)(13)	First lien senior secured revolving loan	L + 5.50%	8/26/2027	—	(101)	(103)	—%

Owl Rock Core Income Corp.

Consolidated Schedule of Investments — Continued

As of September 30, 2021

(Amounts in thousands, except share amounts)

(Unaudited)

Company(1)(2)(3)(15)(25)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(4)(21)	Fair Value	Percentage of Net Assets
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(8)	First lien senior secured loan	L + 5.50%	7/23/2027	13,354	13,094	13,087	2.1%
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(12)(13)(14)	First lien senior secured delayed draw term loan	L + 5.50%	7/23/2021	—	(17)	(17)	—%
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)(12)(13)	First lien senior secured revolving loan	L + 5.50%	7/23/2027	—	(21)	(22)	—%

				249,055	244,192	245,571	39.1%
Internet software and services
BCTO BSI Buyer, Inc. (dba Buildertrend)(8)	First lien senior secured loan	L + 7.00%	12/23/2026	893	885	888	0.1%
BCTO BSI Buyer, Inc. (dba Buildertrend)(8)(12)	First lien senior secured revolving loan	L + 7.00%	12/23/2026	60	59	60	—%
BCPE Nucleon (DE) SPV, LP(9)	First lien senior secured loan	L + 7.00%	9/24/2026	1,333	1,316	1,327	0.2%
CivicPlus, LLC(8)	First lien senior secured loan	L + 6.25%	8/23/2027	9,387	9,294	9,293	1.5%
CivicPlus, LLC(12)(14)	First lien senior secured delayed draw term loan	L + 6.25%	8/24/2023	—	—	—	—%
CivicPlus, LLC(12)(13)	First lien senior secured revolving loan	L + 6.25%	8/23/2027	—	(9)	(9)	—%
GovBrands Intermediate, Inc.(8)	First lien senior secured loan	L + 5.50%	8/4/2027	8,367	8,162	8,158	1.3%
GovBrands Intermediate, Inc.(12)(13)(14)	First lien senior secured delayed draw term loan	L + 5.50%	8/4/2023	—	(33)	(34)	—%
GovBrands Intermediate, Inc.(10)(12)	First lien senior secured revolving loan	P + 4.50%	8/4/2027	294	272	272	—%
Granicus, Inc.(8)	First lien senior secured loan	L + 6.25%	1/29/2027	1,834	1,795	1,802	0.3%
Granicus, Inc.(8)(12)(13)(14)	First lien senior secured delayed draw term loan	L + 6.00%	1/30/2023	208	203	203	—%
Granicus, Inc.(12)(13)	First lien senior secured revolving loan	L + 6.25%	1/29/2027	—	(3)	(3)	—%
Help/Systems Holdings, Inc.(8)(17)	First lien senior secured loan	L + 4.75%	11/19/2026	6,467	6,468	6,470	1.0%
Hyland Software, Inc.(6)(19)	Second lien senior secured loan	L + 6.25%	7/7/2025	22,500	22,491	22,698	3.6%
MessageBird Bidco B.V.(8)(18)	First lien senior secured loan	L + 6.75%	5/6/2027	5,000	4,895	4,900	0.8%
Proofpoint, Inc.(7)	Second lien senior secured loan	L + 6.25%	9/1/2029	7,500	7,463	7,463	1.2%
Thunder Purchaser, Inc. (dba Vector Solutions)(9)	First lien senior secured loan	L + 5.75%	6/30/2028	9,745	9,650	9,672	1.5%
Thunder Purchaser, Inc. (dba Vector Solutions)(7)	First lien senior secured loan	L + 5.75%	6/30/2028	2,348	2,324	2,330	0.4%
Thunder Purchaser, Inc. (dba Vector Solutions)(12)(13)	First lien senior secured revolving loan	L + 5.75%	6/30/2027	—	(7)	(5)	—%
Thunder Purchaser, Inc. (dba Vector Solutions)(12)(14)	First lien senior secured delayed draw term loan	L + 5.75%	8/17/2023	—	—	—	—%

Owl Rock Core Income Corp.

Consolidated Schedule of Investments — Continued

As of September 30, 2021

(Amounts in thousands, except share amounts)

(Unaudited)

Company(1)(2)(3)(15)(25)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(4)(21)	Fair Value	Percentage of Net Assets
Trader Interactive, LLC (fka Dominion Web Solutions, LLC)(9)	First lien senior secured loan	L + 4.00%	7/28/2028	5,000	4,978	4,975	0.8%

				80,936	80,203	80,460	12.7%
Leisure and entertainment
Troon Golf, L.L.C.(8)	First lien senior secured loan	L + 6.00%	8/5/2027	94,595	94,132	94,122	14.9%
Troon Golf, L.L.C.(12)(13)	First lien senior secured revolving loan	L + 6.00%	8/5/2026	—	(35)	(36)	—%

				94,595	94,097	94,086	14.9%
Manufacturing
ACR Group Borrower, LLC(8)	First lien senior secured loan	L + 4.25%	3/31/2028	4,115	4,057	4,074	0.6%
ACR Group Borrower, LLC(12)(13)	First lien senior secured revolving loan	L + 4.50%	3/31/2026	—	(12)	(9)	—%
Engineered Machinery Holdings (dba Duravant)(8)(17)	First lien senior secured loan	L + 3.75%	5/19/2028	5,000	4,975	4,986	0.8%
Engineered Machinery Holdings (dba Duravant)(8)(19)	Second lien senior secured loan	L + 6.50%	5/21/2029	21,000	20,903	21,000	3.3%
Gloves Buyer, Inc. (dba Protective Industrial Products)(6)	Second lien senior secured loan	L + 8.25%	12/29/2028	900	879	888	0.1%
MHE Intermediate Holdings, LLC (dba OnPoint Group)(8)	First lien senior secured loan	L + 5.75%	7/21/2027	41,071	40,672	40,661	6.4%
MHE Intermediate Holdings, LLC (dba OnPoint Group)(8)(12)(14)	First lien senior secured delayed draw term loan	L + 5.75%	7/21/2023	264	262	262	—%
MHE Intermediate Holdings, LLC (dba OnPoint Group)(12)(13)	First lien senior secured revolving loan	L + 5.75%	7/21/2027	—	(35)	(36)	—%

				72,350	71,701	71,826	11.2%
Professional Services
Relativity ODA LLC(6)	First lien senior secured loan	L + 7.50% PIK	5/12/2027	4,484	4,422	4,428	0.7%
Relativity ODA LLC(12)(13)	First lien senior secured revolving loan	L + 6.50%	5/12/2027	—	(6)	(5)	—%
Sovos Compliance, LLC(8)(17)	First lien senior secured loan	L + 4.50%	8/11/2028	6,396	6,380	6,430	1.0%
Sovos Compliance, LLC(12)(14)(17)	First lien senior secured delayed draw term loan	L + 4.50%	8/12/2023	—	—	—	—%

				10,880	10,796	10,853	1.7%
Specialty retail
Milan Laser Holdings LLC(8)	First lien senior secured loan	L + 5.00%	4/27/2027	20,683	20,489	20,528	3.3%
Milan Laser Holdings LLC(12)(13)	First lien senior secured revolving loan	L + 5.00%	4/27/2026	—	(16)	(13)	—%

				20,683	20,473	20,515	3.3%

Owl Rock Core Income Corp.

Consolidated Schedule of Investments — Continued

As of September 30, 2021

(Amounts in thousands, except share amounts)

(Unaudited)

Company(1)(2)(3)(15)(25)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(4)(21)	Fair Value	Percentage of Net Assets
Telecommunications
Park Place Technologies, LLC(6)(17)	First lien senior secured loan	L + 5.00%	11/10/2027	995	959	992	0.2%

				995	959	992	0.2%

Total non-controlled/non-affiliated portfolio company debt investments				$1,436,472	$1,417,181	$1,419,840	225.3%

Equity Investments Automotive
Metis HoldCo, Inc. (dba Mavis Tire Express Services)(11)	Series A Convertible Preferred Stock	7.00% PIK	N/A	11,077	10,724	10,911	1.7%

					10,724	10,911	1.7%
Buildings and real estate
Skyline Holdco B, Inc. (dba Dodge Data & Analytics)(11)(20)	Series A Preferred Stock	N/A	N/A	143,963	216	216	—%

					216	216	—%
Business services
Denali Holding LP (dba Summit Companies)(11)(20)	Common Units	N/A	N/A	411,523	4,115	4,115	0.7%
Hercules Buyer, LLC (dba The Vincit Group)(11)(16)(20)	Common Units	N/A	N/A	12	10	12	—%

					4,125	4,127	0.7%
Consumer products
ASP Conair Holdings LP(11)(20)	Class A Units	N/A	N/A	9,286	929	929	0.1%

					929	929	0.1%
Healthcare equipment and services
KPCI Holdings, L.P.(11)(20)	LP Interest	N/A	N/A	313	313	362	0.1%
Patriot Holdings SCSp (dba Corza Health, Inc.)(11)	Class A Units	8.00% PIK	N/A	48	48	48	—%
Patriot Holdings SCSp (dba Corza Health, Inc.)(11)(20)	Class B Units	N/A	N/A	629	—	—	—%

					361	410	0.1%
Healthcare providers and services
KOBHG Holdings, L.P. (dba OB Hospitalist)(11)(20)	LP Interest	N/A	N/A	3,520	3,520	3,520	0.6%
Restore OMH Intermediate Holdings, Inc.(11)	Senior Preferred Stock	13.00% PIK	N/A	338	330	331	0.1%

					3,850	3,851	0.7%
Insurance
Evolution Parent, LP (dba SIAA) (11)(20)	Class A Interests	N/A	N/A	270,270	270	270	—%

					270	270	—%
Internet software and services
MessageBird Holding B.V.(11)(18)(20)	Extended Series C Warrants	N/A	N/A	798	49	49	—%

Owl Rock Core Income Corp.

Consolidated Schedule of Investments — Continued

As of September 30, 2021

(Amounts in thousands, except share amounts)

(Unaudited)

Company(1)(2)(3)(15)(25)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(4)(21)	Fair Value	Percentage of Net Assets
Thunder Topco L.P. (dba Vector Solutions)(11)(20)	Common Units	N/A	N/A	680,457	713	713	0.1%

					762	762	0.1%
Manufacturing
Gloves Holding, LP (dba Protective Industrial Products)(11)(20)	LP Interest	N/A	N/A	100	100	112	—%

					100	112	—%

Total non-controlled/non-affiliated portfolio company equity investments					$21,337	$21,588	3.4%

Total Investments					$1,438,518	$1,441,428	228.7%

(1)	Certain portfolio company investments are subject to contractual restrictions on sales.
(2)

Unless otherwise indicated, all investments are non-controlled, non-affiliated investments. Non-controlled, non-affiliated investments are defined as investments in which the Company owns less than 5% of the portfolio company’s outstanding voting securities and does not have the power to exercise control over the management or policies of such portfolio company.

(3)	Unless otherwise indicated, all investments are considered Level 3 investments.
(4)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(5)

Unless otherwise indicated, loan contains a variable rate structure, and may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR), British pound sterling LIBOR (“GBPLIBOR” or “G”), or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate), at the borrower’s option, and which reset periodically based on the terms of the loan agreement.

(6)	The interest rate on these loans is subject to 1 month LIBOR, which as of September 30, 2021 was 0.08%.
(7)	The interest rate on these loans is subject to 2 month LIBOR, which as of September 30, 2021 was 0.11%.
(8)	The interest rate on these loans is subject to 3 month LIBOR, which as of September 30, 2021 was 0.13%.
(9)	The interest rate on these loans is subject to 6 month LIBOR, which as of September 30, 2021 was 0.16%.
(10)	The interest rate on these loans is subject to Prime, which as of September 30, 2021 was 3.25%.
(11)

Security acquired in transaction exempt from registration under the Securities Act of 1933, and may be deemed to be “restricted security” under the Securities Act. As of September 30, 2021, the aggregate fair value of these securities is $21.6 million, or 3.4% of the Company’s net assets. The acquisition dates of the restricted securities are as follows:

Portfolio Company	Investment	Acquisition Date
ASP Conair Holdings LP	Class A Units	May 17, 2021
Denali Holding LP (dba Summit Companies)	Class A Units	September 14, 2021
Evolution Parent, LP (dba SIAA)	Class A Interests	April 30, 2021
Gloves Holding, LP (dba Protective Industrial Products)	LP Interest	December 29, 2020

Owl Rock Core Income Corp.

Consolidated Schedule of Investments — Continued

As of September 30, 2021

(Amounts in thousands, except share amounts)

(Unaudited)

Portfolio Company	Investment	Acquisition Date
Hercules Buyer, LLC (dba The Vincit Group)	Common Units	December 15, 2020
KOBHG Holdings, L.P. (dba OB Hospitalist)	LP Interest	September 27, 2021
KPCI Holdings, L.P.	LP Interest	November 30, 2020
MessageBird Holding B.V.	Extended Series C Warrants	April 29, 2021
Metis HoldCo, Inc. (dba Mavis Tire Express Services)	Series A Convertible Preferred Stock	May 4, 2021
Patriot Holdings SCSp (dba Corza Health, Inc.)	Class A Units	January 29, 2021
Patriot Holdings SCSp (dba Corza Health, Inc.)	Class B Units	January 29, 2021
Restore OMH Intermediate Holdings, Inc.	Senior Preferred Stock	December 9, 2020
Skyline Holdco B, Inc. (dba Dodge Data & Analytics)	Series A Preferred Stock	April 14, 2021
Thunder Topco L.P. (dba Vector Solutions)	Common Units	June 30, 2021

(12)	Position or portion thereof is an unfunded loan or equity commitment. See Note 7 “Commitments and Contingencies”.
(13)

The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.

(14)	The date disclosed represents the commitment period of the unfunded term loan. Upon expiration of the commitment period, the funded portion of the term loan may be subject to a longer maturity date.
(15)

Unless otherwise indicated, all investments represent co-investment made with the Company’s affiliates in accordance with the terms of exemptive relief that the Company received from the U.S. Securities and Exchange Commission. See Note 3 “Agreements and Related Party Transactions.”

(16)	We invest in this portfolio company through underlying blocker entities Hercules Blocker 1 LLC, Hercules Blocker 2 LLC, Hercules Blocker 3 LLC, Hercules Blocker 4 LLC, and Hercules Blocker 5 LLC.
(17)	Level 2 investment.
(18)

This portfolio company is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940, as amended (the “1940 Act”). Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of total assets. As of September 30, 2021, non-qualifying assets represented 8.0% of total assets as calculated in accordance with the regulatory requirements.

(19)

This portfolio company was not a co-investment made with the Company’s affiliates in accordance with the terms of exemptive relief that the Company received from the U.S. Securities and Exchange Commission.

(20)	Investment is non-income producing.
(21)

As of September 30, 2021, the net estimated unrealized gain on investments for U.S. federal income tax purposes was $2.9 million based on a tax cost basis of $1.4 billion. As of September 30, 2021, the estimated aggregate gross unrealized gain for U.S. federal income tax purposes was $3.7 million and the estimated aggregate gross unrealized loss for U.S. federal income tax purposes was $ 0.8 million.

(22)	Investment does not contain a variable rate structure.
(23)	The interest rate on this loan is subject to 6 month GBPLIBOR, which as of September 30, 2021 was 0.17%.
(24)	The interest rate on this loan is subject to 6 month Canadian Dollar Offered Rate (“CDOR” or “C”), which as of September 30, 2021 was 0.45%
(25)

Unless otherwise indicated, the Company’s portfolio companies are pledged as collateral supporting the amounts outstanding under the Revolving Credit Facility and SPV Asset Facility I. See Note 6 “Debt”.

(26)	Investment is not pledged as collateral for the credit facilities.

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Core Income Corp.

Consolidated Schedule of Investments

As of December 31, 2020

(Amounts in thousands, except share amounts)

Company(1)(2)(3)(14)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(4)(5)	Fair Value	Percentage of Net Assets
Non-controlled/non-affiliated portfolio company investments
Debt Investments(6)
Business services
Hercules Borrower, LLC(dba The Vincit Group)(9)	First lien senior secured loan	L + 6.50%	12/15/2026	$822	$810	$810	6.6%
Hercules Borrower LLC (dba The Vincit Group)(11)(12)	First lien senior secured revolving loan	L + 6.50%	12/15/2026	—	(1)	(1)	—
Hercules Buyer, LLC (dba The Vincit Group)(15)	Unsecured notes	0.48% (PIK)	12/14/2029	22	22	22	0.1

				844	831	831	6.7%
Chemicals
Aruba Investments Holdings LLC (dba Angus Chemical Company)(9)	Second lien senior secured loan	L + 7.75%	11/24/2028	1,000	985	984	8.0%

				1,000	985	984	8.0%
Consumer products
Olaplex, Inc.(7)	First lien senior secured loan	L + 6.50%	1/8/2026	994	984	984	8.0%

				994	984	984	8.0%
Distribution
Individual Foodservice Holdings, LLC(9)	First lien senior secured loan	L + 6.25%	11/22/2025	1,318	1,298	1,298	10.6%
Individual Foodservice Holdings, LLC(11)(12)(13)	First lien senior secured delayed draw term loan	L + 6.25%	6/30/2022	—	(1)	(1)	—
Individual Foodservice Holdings, LLC(9)(11)	First lien senior secured revolving loan	L + 6.25%	11/22/2024	19	17	17	0.1

				1,337	1,314	1,314	10.7%
Financial Services
AxiomSL Group, Inc.(8)	First lien senior secured loan	L + 6.50%	12/3/2027	1,788	1,761	1,761	14.3%
AxiomSL Group, Inc.(11)(12)	First lien senior secured revolving loan	L + 6.50%	12/3/2025	—	(3)	(3)	—

				1,788	1,758	1,758	14.3%
Healthcare equipment and services
Packaging Coordinators Midco, Inc.(9)	Second lien senior secured loan	L + 8.25%	11/30/2028	2,418	2,370	2,370	19.3%

				2,418	2,370	2,370	19.3%
Healthcare providers and services
Refresh Parent Holdings, Inc.(8)	First lien senior secured loan	L + 6.50%	12/9/2026	1,198	1,180	1,180	9.6
Refresh Parent Holdings, Inc.(11)(12)(13)	First lien senior secured delayed draw term loan	L + 6.50%	6/9/2022	—	(1)	(1)	—
Refresh Parent Holdings, Inc.(8)(11)	First lien senior secured revolving loan	L + 6.50%	12/9/2026	41	39	39	0.3

				1,239	1,218	1,218	9.9%

Owl Rock Core Income Corp.

Consolidated Schedule of Investments — Continued

As of December 31, 2020

(Amounts in thousands, except share amounts)

Company(1)(2)(3)(14)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(4)(5)	Fair Value	Percentage of Net Assets
Internet software and services
BCTO BSI Buyer, Inc. (dba Buildertrend)(8)	First lien senior secured loan	L + 7.00%	12/23/2026	893	884	884	7.2%
BCTO BSI Buyer, Inc. (dba Buildertrend)(11)(12)	First lien senior secured revolving loan	L + 7.00%	12/23/2026	—	(1)	(1)	—
BCPE Nucleon (DE) SPV, LP(8)	First lien senior secured loan	L + 7.00%	9/24/2026	1,500	1,478	1,478	12.0

				2,393	2,361	2,361	19.2%
Manufacturing
Gloves Buyer, Inc. (dba Protective Industrial Products)(7)	Second lien senior secured loan	L + 8.25%	12/28/2028	900	878	878	7.2%

				900	878	878	7.2%
Telecommunications
Park Place Technologies, LLC(7)	First lien senior secured loan	L + 5.00%	11/10/2027	1,000	960	960	7.8%

				1,000	960	960	7.8%

Total non-controlled/non-affiliated portfolio company debt investments				$13,913	$13,659	$13,658	111.1%

Equity Investments
Business services
Hercules Buyer, LLC (dba The Vincit Group)(10)(15)	Common Units	N/A	N/A	10,000	10	10	—%

				10,000	10	10	—%
Healthcare equipment and services
KPCI Holdings, L.P.(10)	LP Interest	N/A	N/A	313	313	313	2.6%

				313	313	313	2.6%
Healthcare providers and services
Restore OMH Intermediate Holdings, Inc. (10)	Senior Preferred Stock	N/A	N/A	30	296	295	2.4%

				30	296	295	2.4%
Manufacturing
Gloves Holding, LP (dba Protective Industrial Products)(10)	LP Interest	N/A	N/A	100	100	100	0.8%

				100	100	100	0.8%

Total non-controlled/non-affiliated portfolio company equity investments					$719	$718	5.8%

Total Investments					$14,378	$14,376	116.9%

(1)	Certain portfolio company investments are subject to contractual restrictions on sales.
(2)

Unless otherwise indicated, all investments are non-controlled, non-affiliated investments. Non-controlled, non-affiliated investments are defined as investments in which the Company owns less than 5% of the portfolio company’s outstanding voting securities and does not have the power to exercise control over the management or policies of such portfolio company.

(3)	Unless otherwise indicated, all investments are considered Level 3 investments.
(4)

As of December 31, 2020, the net estimated unrealized loss on investments for U.S. federal income tax purposes was $2 thousand based on a tax cost basis of $14.4 million. As of December 31, 2020, the estimated aggregate gross unrealized loss for U.S. federal income tax purposes was $2 thousand.

(5)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(6)

Unless otherwise indicated, loan contains a variable rate structure, and may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include

Owl Rock Core Income Corp.

Consolidated Schedule of Investments — Continued

As of December 31, 2020

(Amounts in thousands, except share amounts)

one-, two-, three- or six-month LIBOR) or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate), at the borrower’s option, and which reset periodically based on the terms of the loan agreement.
(7)	The interest rate on these loans is subject to 1 month LIBOR, which as of December 31, 2020 was 0.14%.
(8)	The interest rate on these loans is subject to 3 month LIBOR, which as of December 31, 2020 was 0.24%.
(9)	The interest rate on these loans is subject to 6 month LIBOR, which as of December 31, 2020 was 0.26%
(10)

Security acquired in transaction exempt from registration under the Securities Act of 1933, and may be deemed to be “restricted security” under the Securities Act. As of December 31, 2020, the aggregate fair value of these securities is $ 0.7 million, or 5.8% of the Company’s net assets. The acquisition dates of the restricted securities are as follows:

Portfolio Company	Investment	Acquisition Date
Hercules Buyer LLC	Common Units	December 15, 2020
KPCI Holdings, L.P.	LP Interest	November 30, 2020
Restore OMH Intermediate Holdings, Inc.	Senior Preferred Stock	December 9, 2020
Gloves Holding, LP (dba Protective Industrial Products)	LP Interest	December 29, 2020

(11)	Position or portion thereof is an unfunded loan commitment. See Note 7 “Commitments and Contingencies”.
(12)

The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.

(13)	The date disclosed represents the commitment period of the unfunded term loan. Upon expiration of the commitment period, the funded portion of the term loan may be subject to a longer maturity date.
(14)

Represents co-investment made with the Company’s affiliates in accordance with the terms of exemptive relief that the Company received from the U.S. Securities and Exchange Commission. See Note 3 “Agreements and Related Party Transactions.”

(15)	We invest in this portfolio company through underlying blocker entities Hercules Blocker 1 LLC, Hercules Blocker 2 LLC, Hercules Blocker 3 LLC, Hercules Blocker 4 LLC, and Hercules Blocker 5 LLC.

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Core Income Corp.

Consolidated Statement of Changes in Net Assets

(Unaudited)

	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Increase (Decrease) in Net Assets Resulting from Operations
Net investment income (loss)	$6,038	$8,269
Net change in unrealized gain (loss)	2,182	3,016
Net realized gain (loss) on investments	915	922

Net Increase (Decrease) in Net Assets Resulting from Operations	9,135	12,207

Distributions
Class S	(1,515)	(1,768)
Class D	(846)	(1,185)
Class I	(4,973)	(6,982)

Net Decrease in Net Assets Resulting from Shareholders’ Distributions	(7,334)	(9,935)

Capital Share Transactions
Class S:
Issuance of shares of common stock	136,218	162,798
Repurchase of common shares	—	—
Reinvestment of shareholders’ distributions	410	480

Net Increase (Decrease) in Net Assets Resulting from Capital Share Transactions - Class S	136,628	163,278

Class D:
Issuance of shares of common stock	34,701	65,893
Repurchase of common shares	(55)	(55)
Reinvestment of shareholders’ distributions	365	479

Net Increase (Decrease) in Net Assets Resulting from Capital Share Transactions - Class D	35,011	66,317

Class I:
Issuance of shares of common stock	246,709	385,557
Repurchase of common shares	(291)	(291)
Reinvestment of shareholders’ distributions	1,044	1,283

Net Increase (Decrease) in Net Assets Resulting from Capital Share Transactions - Class I	247,462	386,549

Total Increase (Decrease) in Net Assets	420,902	618,416

Net Assets, at beginning of period	209,787	12,273

Net Assets, at end of period	$630,689	$630,689

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Core Income Corp.

Consolidated Statement of Cash Flows

(Amounts in thousands)

(Unaudited)

For the Nine Months Ended September 30, 2021
Cash Flows from Operating Activities
Net Increase (Decrease) in Net Assets Resulting from Operations	$12,207
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Purchases of investments, net	(1,841,997)
Proceeds from investments and investment repayments, net	420,227
Net change in unrealized (gain) loss on investments	(3,023)
Net change in unrealized (gain) loss on translation of assets and liabilities in foreign currencies	7
Net realized (gain) loss on investments	(924)
Paid-in-kind interest	(558)
Net amortization of discount on investments	(888)
Amortization of debt issuance costs	627
Changes in operating assets and liabilities:
(Increase) decrease in interest receivable	(5,931)
(Increase) decrease in receivable for investments sold	(110,131)
(Increase) decrease in prepaid expenses and other assets	(2,680)
Increase (decrease) in payable for investments purchased	7,980
Increase (decrease) in payables to affiliates	5,806
Increase (decrease) in tender payable	347
Increase (decrease) in accrued expenses and other liabilities	3,454

Net cash used in operating activities	(1,515,477)

Cash Flows from Financing Activities
Borrowings on debt	1,993,455
Repayments of debt	(968,100)
Debt issuance costs	(13,699)
Proceeds from issuance of common shares	613,902
Distributions paid to shareholders	(4,339)

Net cash provided by financing activities	1,621,219

Net increase (decrease) in cash	105,742

Cash, beginning of period	8,153

Cash, end of period	$113,895

Supplemental and Non-Cash Information
Interest paid during the period	$2,411
Distributions declared during the period	$9,935
Reinvestment of distributions during the period	$2,242
Distributions payable	$3,354

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited)

Note 1. Organization and Principal Business

Owl Rock Core Income Corp., (“Owl Rock” or the “Company”) is a Maryland corporation formed on April 22, 2020. The Company was formed primarily to originate and make loans to, and make debt and equity investments in, U.S. middle market companies. The Company’s investment objective is to generate current income and to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. The Company invests in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity and equity-related securities which include common and preferred stock, securities convertible into common stock, and warrants. The Company may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets, including the high yield and large syndicated loan markets, which are often referred to as “junk” investments. Once the Company raises sufficient capital, the target credit investments will typically have maturities between three and ten years and generally range in size between $10 million and $125 million, although the investment size will vary with the size of the Company’s capital base. Prior to raising sufficient capital, the Company may make a greater number of investments in syndicated loan opportunities than it otherwise would expect to make in the future.

The Company is an externally managed closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company has elected to be treated for federal income tax purposes, and intends to qualify annually as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). Because the Company has elected to be regulated as a BDC and as a RIC under the Code, the Company’s portfolio is subject to diversification and other requirements.

In November 2020, the Company commenced operations and made its first portfolio company investment. On October 23, 2020, the Company formed a wholly-owned subsidiary, OR Lending IC LLC, a Delaware limited liability company, which holds a California finance lenders license. OR Lending IC LLC makes loans to borrowers headquartered in California. From time to time the Company may form wholly-owned subsidiaries to facilitate the normal course of business.

The Company is managed by Owl Rock Capital Advisors LLC (the “Adviser”). The Adviser is an indirect subsidiary of Blue Owl Capital, Inc. (“Blue Owl) (NYSE: OWL) and part of Owl Rock, a division of Blue Owl focused on direct lending. The Adviser is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). Subject to the overall supervision of the Company’s Board, the Adviser manages the day-to-day operations of, and provides investment advisory and management services to, the Company.

The Company has received an exemptive order that permits it to offer multiple classes of shares of common stock and to impose asset-based servicing and distribution fees and early withdrawal fees. The Company offers on a best efforts, continuous basis up to $2,500,000,000 in any combination of amount of shares of Class S, Class D, and Class I common stock. The share classes have different upfront selling commissions and ongoing servicing fees. Each class of common stock is offered through Blue Owl Securities LLC (formerly Owl Rock Capital Securities LLC) (d/b/a “Blue Owl Securities”) (the “Dealer Manager”). The Dealer Manager is entitled to receive upfront selling commissions of up to 3.50% of the offering price of each Class S share sold in the offering and 1.50% of the offering price of each Class D share sold in the offering. Class I shares are not subject to upfront selling commissions. Any upfront selling commissions for the Class S shares and Class D shares sold in the offering will be deducted from the purchase price. Class S, Class D and Class I shares were offered at initial purchase prices per shares of $10.35, $10.15 and $10.00, respectively. Currently, the purchase price per share for each class of common stock varies, but will not be sold at a price below the Company’s net asset value

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

per share of such class, as determined in accordance with the Company’s share pricing policy, plus applicable upfront selling commissions. On October 7, 2021, the Company filed a registration statement with respect to its proposed follow-on offering of up to $7,500,000,000 in any combination of shares of Class S, Class D and Class I common stock.

On September 30, 2020, the Adviser purchased 100 shares of the Company’s Class I common stock at $10.00 per share, which represented the initial public offering price of such shares. The Adviser will not tender these shares for repurchase as long as Owl Rock Capital Advisors LLC remains the investment adviser of Owl Rock Core Income Corp. There is no current intention for Owl Rock Capital Advisors LLC to discontinue its role. On October 15, 2020, the Company received a subscription agreement, totaling $25.0 million for the purchase of Class I common shares of its common stock from Owl Rock Feeder FIC ORCIC Equity LLC (“Feeder FIC Equity”). The shares purchased by the Adviser and Feeder FIC Equity are subject to a lock-up pursuant to FINRA Rule 5110(e)(1) for a period of 180 days from the date of commencement of sales in the offering, and the Adviser, Feeder FIC Equity, and their permitted assigns may not engage in any transaction that would result in the effective economic disposition of the Class I shares.

The Company commenced a continuous public offering of up to $2,500,000,000 in any combination of Class S, Class D, and Class I shares of its common stock on November 12, 2020. On November 12, 2020, the Company sold 700,000 shares pursuant to the subscription agreement with Feeder FIC Equity and met the minimum offering requirement for its continuous public offering of $2.5 million. The purchase price of these shares sold in the private placement was $10.00 per share. Since meeting the minimum offering requirement and commencing its continuous public offering through September 30, 2021, the Company has issued 17,515,705 shares of Class S common stock, 7,103,293 shares of Class D common stock and 42,810,584 shares of Class I common stock for gross proceeds of $164.9 million, $66.0 million and $398.6 million, respectively, including $1,000 of seed capital contributed by its Adviser in September 2020 and approximately $25.0 million in gross proceeds raised in the private placement from Feeder FIC Equity.

Note 2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company is an investment company and, therefore, applies the specialized accounting and reporting guidance in Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies. In the opinion of management, all adjustments considered necessary for the fair presentation of the consolidated financial statements, have been included. The Company’s fiscal year ends on December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual amounts could differ from those estimates and such differences could be material.

Cash

Cash consists of deposits held at a custodian bank. Cash is carried at cost, which approximates fair value. The Company deposits its cash with highly-rated banking corporations and, at times, may exceed the insured limits under applicable law.

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Notes to Consolidated Financial Statements (Unaudited) — Continued

Investments at Fair Value

Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds received and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.

Investments for which market quotations are readily available are typically valued at the bid price of those market quotations. To validate market quotations, the Company utilizes a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available, as is the case for substantially all of the Company’s investments, are valued at fair value as determined in good faith by the Board, based on, among other things, the input of the Adviser, the Company’s audit committee, and independent third-party valuation firm(s) engaged at the direction of the Board.

As part of the valuation process, the Board takes into account relevant factors in determining the fair value of the Company’s investments, including: the estimated enterprise value of a portfolio company (i.e., the total fair value of the portfolio company’s debt and equity), the nature and realizable value of any collateral, the portfolio company’s ability to make payments based on its earnings and cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, and overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase or sale transaction, public offering or subsequent equity sale occurs, the Board considers whether the pricing indicated by the external event corroborates its valuation.

The Board undertakes a multi-step valuation process, which includes, among other procedures, the following:

•	With respect to investments for which market quotations are readily available, those investments will typically be valued at the bid price of those market quotations;

•

With respect to investments for which market quotations are not readily available, the valuation process begins with the independent valuation firm(s) providing a preliminary valuation of each investment to the Adviser’s valuation committee;

•	Preliminary valuation conclusions are documented and discussed with the Adviser’s valuation committee. Agreed upon valuation recommendations are presented to the Audit Committee;

•	The Audit Committee reviews the valuation recommendations and recommends values for each investment to the Board; and

•	The Board reviews the recommended valuations and determines the fair value of each investment.

The Company conducts this valuation process on a quarterly basis.

The Company applies Financial Accounting Standards Board Accounting Standards Codification (“FASB”) 820, Fair Value Measurements (“ASC 820”), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. Market participants are defined as buyers and

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Notes to Consolidated Financial Statements (Unaudited) — Continued

sellers in the principal or most advantageous market (which may be a hypothetical market) that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820, the Company considers its principal market to be the market that has the greatest volume and level of activity. ASC 820 specifies a fair value hierarchy that prioritizes and ranks the level of observability of inputs used in determination of fair value. In accordance with ASC 820, these levels are summarized below:

•	Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

•	Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfer occurs. In addition to using the above inputs in investment valuations, the Company applies the valuation policy approved by its Board that is consistent with ASC 820. Consistent with the valuation policy, the Company evaluates the source of the inputs, including any markets in which its investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (such as broker quotes), the Company subjects those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment. For example, the Company, or the independent valuation firm(s), reviews pricing support provided by dealers or pricing services in order to determine if observable market information is being used, versus unobservable inputs.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Additionally, the fair value of such investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that may ultimately be realized. Further, such investments are generally less liquid than publicly traded securities and may be subject to contractual and other restrictions on resale. If the Company were required to liquidate a portfolio investment in a forced or liquidation sale, it could realize amounts that are different from the amounts presented and such differences could be material.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected herein.

Rule 2a-5 under the 1940 Act was recently adopted by the SEC and establishes requirements for determining fair value in good faith for purposes of the 1940 Act. We intend to comply with the new rule`s requirements on or before the compliance date in September 2022.

Interest and Dividend Income Recognition

Interest income is recorded on the accrual basis and includes amortization of discounts or premiums. Certain investments may have contractual payment-in-kind (“PIK”) interest or dividends. PIK interest and dividends represent accrued interest or dividends that are added to the principal amount or liquidation amount of the investment on the respective interest or dividend payment dates rather than being paid in cash and generally becomes due at maturity or at the occurrence of a liquidation event. For the three and nine months ended

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Notes to Consolidated Financial Statements (Unaudited) — Continued

September 30, 2021, PIK interest and PIK dividend income earned was $1.1 million and $1.3 million, representing 7.0% and 6.8% of investment income for the three and nine months ended September 30, 2021, respectively. Discounts to par value on securities purchased are amortized into interest income over the contractual life of the respective security using the effective yield method. Premiums to par value on securities purchased are amortized to first call date. The amortized cost of investments represents the original cost adjusted for the amortization of discounts or premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period.

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. If at any point we believe PIK interest is not expected to be realized, the investment generating PIK interest will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest or dividends are generally reversed through interest income. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection. As of September 30, 2021, no investments are on non-accrual status.

Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly-traded portfolio companies.

Other Income

From time to time, the Company may receive fees for services provided to portfolio companies. These fees are generally only available to the Company as a result of closing investments, are normally paid at the closing of the investments, are generally non-recurring, and are recognized as revenue when earned upon closing of the investment. The services that the Adviser provides vary by investment, but can include closing, work, diligence or other similar fees and fees for providing managerial assistance to our portfolio companies.

Organization Expenses

Costs associated with the organization of the Company are expensed as incurred. These expenses consist primarily of legal fees and other costs of organizing the Company.

Offering Expenses

Costs associated with the offering of common shares of the Company are capitalized as deferred offering expenses and are included in prepaid expenses and other assets in the Consolidated Statements of Assets and Liabilities and are amortized over a twelve-month period from incurrence. These expenses consist primarily of legal fees and other costs incurred in connection with the Company’s continuous public offering of its common shares, the preparation of the Company’s registration statement, and registration fees.

Debt Issuance Costs

The Company records origination and other expenses related to its debt obligations as deferred financing costs. These expenses are deferred and amortized over the life of the related debt instrument. Debt issuance costs

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Notes to Consolidated Financial Statements (Unaudited) — Continued

are presented on the Consolidated Statements of Assets and Liabilities as a direct deduction from the debt liability. In circumstances in which there is not an associated debt liability amount recorded in the consolidated financial statements when the debt issuance costs are incurred, such debt issuance costs will be reported on the Consolidated Statements of Assets and Liabilities as an asset until the debt liability is recorded.

Reimbursement of Transaction-Related Expenses

The Company may receive reimbursement for certain transaction-related expenses in pursuing investments. Transaction-related expenses, which are generally expected to be reimbursed by the Company’s portfolio companies, are typically deferred until the transaction is consummated and are recorded in prepaid expenses and other assets on the date incurred. The costs of successfully completed investments not otherwise reimbursed are borne by the Company and are included as a component of the investment’s cost basis.

Cash advances received in respect of transaction-related expenses are recorded as cash with an offset to accrued expenses and other liabilities. Accrued expenses and other liabilities are relieved as reimbursable expenses are incurred.

Income Taxes

The Company has elected to be treated as a RIC under the Code beginning with the taxable year ended December 31, 2020 and intends to qualify as a RIC thereafter. So long as the Company obtains and maintains its tax treatment for tax treatment as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Instead, any tax liability related to income earned and distributed by the Company represents obligations of the Company’s investors and will not be reflected in the consolidated financial statements of the Company.

To qualify as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income” for that year, which is generally its ordinary income plus the excess of its realized net short-term capital gains over its realized net long-term capital losses. In order for the Company not to be subject to U.S. federal excise taxes, it must distribute annually an amount at least equal to the sum of (i) 98% of its net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (iii) any net ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years. The Company, at its discretion, may carry forward taxable income in excess of calendar year dividends and pay a 4% nondeductible U.S. federal excise tax on this income.

The Company evaluates tax positions taken or expected to be taken in the course of preparing its consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof. There were no material uncertain income tax positions as of December 31, 2020. The 2020 tax year remains subject to examination by U.S. federal, state and local tax authorities.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

Income and Expense Allocations

Income and realized and unrealized capital gains and losses are allocated to each class of shares of the Company on the basis of the aggregate net asset value of that class in relation to the aggregate net asset value of the Company.

Expenses that are common to all share classes are borne by each class of shares based on the net assets of the Company attributable to each class. Expenses that are specific to a class of shares are allocated to such class either directly or through the servicing fees paid pursuant to the Company’s distribution plan. “See Note 3. Agreements and Related Party Transactions – Shareholder Servicing Plan.”

Distributions to Common Shareholders

Distributions to common shareholders are recorded on the record date. The amount to be distributed is determined by the Board and is generally based upon the earnings estimated by the Adviser. Net realized long-term capital gains, if any, would be generally distributed at least annually, although the Company may decide to retain such capital gains for investment.

Subject to the Company’s board of directors’ discretion and applicable legal restrictions, the Company intends to authorize and declare cash distributions to the Company’s shareholders on a monthly or quarterly basis and pay such distributions on a monthly basis. The per share amount of distributions for Class S, Class D, and Class I shares will differ because of different allocations of class-specific expenses. Specifically, because the ongoing servicing fees are calculated based on the Company’s net asset value for the Company’s Class S and Class D shares, the ongoing service fees will reduce the net asset value or, alternatively, the distributions payable, with respect to the shares of each such class, including shares issued under the Company’s distribution reinvestment plan. As a result, the distributions on Class S shares and Class D shares may be lower than the distributions on Class I shares.

The Company has adopted a distribution reinvestment plan pursuant to which shareholders (except for residents of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Oklahoma, Oregon, Vermont and Washington and clients of participating broker-dealers that do not permit automatic enrollment in the distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of the Company’s same class of common stock to which the distribution relates unless they elect to receive their distributions in cash. The Company expects to use newly issued shares to implement the distribution reinvestment plan.

Consolidation

As provided under Regulation S-X and ASC Topic 946 - Financial Services - Investment Companies, the Company will generally not consolidate its investment in a company other than a wholly-owned investment company or controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the accounts of the Company’s wholly-owned subsidiaries in its consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

New Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848),” which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions

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Notes to Consolidated Financial Statements (Unaudited) — Continued

affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU No. 2021-01, “Reference Rate Reform (Topic 848),” which expanded the scope of Topic 848 to include derivative instruments impacted by discounting transition. ASU 2020-04 and ASU 2021-01 are effective for all entities through December 31, 2022. ASU No. 2021-01 provides increased clarity as the Company continues to evaluate the transition of reference rates and is currently evaluating the impact of adopting ASU No. 2020-04 and 2021-01 on the consolidated financial statements.

Other than the aforementioned guidance, the Company’s management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying consolidated financial statements.

Note 3. Agreements and Related Party Transactions

As of September 30, 2021, the Company had payables to affiliates of $6.0 million, primarily comprised of $2.7 million in costs and expenses reimbursable to the Adviser pursuant to the Investment Advisory Agreement, $1.5 million of accrued performance based incentive fees, $0.4 million of management fees, $0.5 million in obligations to repay expense support from the Adviser pursuant to the Investment Advisory Agreement, and costs and expenses reimbursable to the Adviser pursuant to the Administration Agreement. As of December 31, 2020, the Company had payables to affiliates of $0.2 million primarily comprised of amounts reimbursable to the Adviser pursuant to the Administration Agreement.

Administration Agreement

The Company has entered into an amended and restated Administration Agreement (the “Administration Agreement”) with the Adviser. Under the terms of the Administration Agreement, the Adviser performs, or oversees the performance of, required administrative services, which include providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC, and managing the payment of expenses, and the performance of administrative and professional services rendered by others.

The Administration Agreement also provides that the Company reimburses the Adviser for certain organization costs incurred prior to the commencement of the Company’s operations, and for certain offering costs.

The Company reimburses the Adviser for services performed for it pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Adviser may delegate its obligations under the Administration Agreement to an affiliate or to a third party and the Company will reimburse the Adviser for any services performed for it by such affiliate or third party.

Unless earlier terminated as described below, the Administration Agreement, and subject to the consummation of the Transaction, the amended and restated administration agreement, will remain in effect until September 30, 2022 and from year to year thereafter if approved annually by a majority of the Board or by the holders of a majority of the Company’s outstanding voting securities and, in each case, a majority of the independent directors. The Administration Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice, by the vote of a majority of the outstanding voting securities of the Company (as defined in the 1940 Act), or by the vote of a majority of the Board or by the Adviser.

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Notes to Consolidated Financial Statements (Unaudited) — Continued

No person who is an officer, director, or employee of the Adviser or its affiliates and who serves as a director of the Company receives any compensation from the Company for his or her services as a director. However, the Company reimburses the Adviser (or its affiliates) for an allocable portion of the compensation paid by the Adviser or its affiliates to the Company’s Chief Compliance Officer, Chief Financial Officer and their respective staffs (based on the percentage of time those individuals devote, on an estimated basis, to the business and affairs of the Company). Directors who are not affiliated with the Adviser receive compensation for their services and reimbursement of expenses incurred to attend meetings.

For the three and nine months ended September 30, 2021, the Company incurred expenses of approximately $0.5 million and $1.4 million, respectively, for costs and expenses reimbursable to the Adviser under the terms of the Administration Agreement.

Investment Advisory Agreement

The Company has entered into an amended and restated Investment Advisory Agreement (the “Investment Advisory Agreement”) with the Adviser. Under the terms of the Investment Advisory Agreement, the Adviser is responsible for managing the Company’s business and activities, including sourcing investment opportunities, conducting research, performing diligence on potential investments, structuring its investments, and monitoring its portfolio companies on an ongoing basis through a team of investment professionals.

The Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to the Company are not impaired.

Under the terms of the Investment Advisory Agreement, the Company pays the Adviser a base management fee and may also pay a performance based incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the Company’s shareholders.

Unless earlier terminated as described below, the Investment Advisory Agreement, and subject to the consummation of the Transaction, the amended and restated investment advisory agreement, will remain in effect until September 30, 2022 and from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of the Company’s outstanding voting securities and, in each case, by a majority of independent directors.

The Investment Advisory Agreement will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of its assignment. In accordance with the 1940 Act, without payment of penalty, the Company may terminate the Investment Advisory Agreement with the Adviser upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of the Board of Directors or the shareholders holding a majority (as defined under the 1940 Act) of the outstanding shares of the Company’s common stock or the Adviser. In addition, without payment of penalty, the Adviser may generally terminate the Investment Advisory Agreement upon 120 days’ written notice.

From time to time, the Adviser may pay amounts owed by the Company to third-party providers of goods or services, including the Board, and the Company will subsequently reimburse the Adviser for such amounts paid on its behalf. Amounts payable to the Adviser are settled in the normal course of business without formal payment terms.

The base management fee is payable monthly in arrears. The base management fee is calculated at an annual rate of 1.25% based on the average value of the Company’s net assets at the end of the two most recently completed calendar months. All or part of the base management fee not taken as to any month will be deferred

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Notes to Consolidated Financial Statements (Unaudited) — Continued

without interest and may be taken in any such month prior to the occurrence of a liquidity event. Base management fees for any partial month are prorated based on the number of days in the month. On February 23, 2021, the Adviser agreed to waive 100% of the base management fee for the quarter ended March 31, 2021. Any portion of management fees waived shall not be subject to recoupment.

For the three and nine months ended September 30, 2021, management fees (gross of waivers) were $0.8 million and $1.1 million, respectively. For the nine months ended September 30, 2021, $52 thousand of management fees were waived.

Pursuant to the Investment Advisory Agreement, the Adviser is entitled to an incentive fee. The incentive fee consists of two parts: (i) an incentive fee on income and (ii) an incentive fee on capital gains. Each part of the incentive fee is outlined below.

The incentive fee on income will be calculated and payable quarterly in arrears and will be based upon the Company’s pre-incentive fee net investment income for the immediately preceding calendar quarter. In the case of a liquidation of the Company or if the Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of the event.

The incentive fee on income for each calendar quarter will be calculated as follows:

•

No incentive fee on income will be payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to investors of 1.25% of the Company’s net asset value for that immediately preceding calendar quarter. The Company refers to this as the quarterly preferred return.

•

All of the Company’s pre-incentive fee net investment income, if any, that exceeds the quarterly preferred return, but is less than or equal to 1.43%, which the Company refers to as the upper level breakpoint, of the Company’s net asset value for that immediately preceding calendar quarter, will be payable to the Company’s Adviser. The Company refers to this portion of the incentive fee on income as the “catch-up.” It is intended to provide an incentive fee of 12.50% on all of the Company’s pre-incentive fee net investment income when the pre-incentive fee net investment income reaches 1.43% of the Company’s net asset value for that calendar quarter, measured as of the end of the immediately preceding calendar quarter. The quarterly preferred return of 1.25% and upper level breakpoint of 1.43% are also adjusted for the actual number of days each calendar quarter.

•

For any quarter in which the Company’s pre-incentive fee net investment income exceeds the upper level break point of 1.43% of the Company’s net asset value for that immediately preceding calendar quarter, the incentive fee on income will equal 12.50% of the amount of the Company’s pre-incentive fee net investment income, because the quarterly preferred return and catch up will have been achieved.

•

Pre-incentive fee net investment income is defined as investment income and any other income, accrued during the calendar quarter, minus operating expenses for the quarter, including the base management fee, expenses payable under the Investment Advisory Agreement and the Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income does not include any expense support payments or any reimbursement by the Company of expense support payments, or any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

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Notes to Consolidated Financial Statements (Unaudited) — Continued

The second component of the incentive fee, the “Capital Gains Incentive Fee,” will be determined and payable in arrears as of the end of each calendar year during which the Investment Advisory Agreement is in effect. In the case of a liquidation, or if the Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of such event. The annual fee will equal (i) 12.50% of the Company’s realized capital gains on a cumulative basis from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less (ii) the aggregate amount of any previously paid incentive fees on capital gains as calculated in accordance with U.S. GAAP. The Company will accrue but will not pay a Capital Gains Incentive Fee with respect to unrealized appreciation because a Capital Gains Incentive Fee would be owed to the Adviser if the Company was to sell the relevant investment and realize a capital gain. In no event will the incentive fee on capital gains payable pursuant hereto be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

For the three and nine months ended September 30, 2021, the Company incurred performance based incentive fees on net investment income of $1.0 million and $1.1 million, respectively.

For the three and nine months ended September 30, 2021, the Company incurred performance based incentive fees based on capital gains of $0.4 million and $0.5 million, respectively.

Under the terms of the Investment Advisory Agreement, the Adviser is entitled to receive up to 1.5% of gross offering proceeds raised in the continuous public offering until all organization and offering costs paid by the Adviser or its affiliates have been recovered. The Company bears all other expenses of its operations and transactions including, without limitation, those relating to: expenses deemed to be “organization and offering expenses” for purposes of Conduct Rule 2310(a)(12) of Financial Industry Regulatory Authority (exclusive of commissions, the dealer manager fee, any discounts and other similar expenses paid by investors at the time of sale of the Company’s stock); the cost of corporate and organizational expenses relating to offerings of shares of common stock, subject to limitations included in the Investment Advisory Agreement; the cost of calculating the Company’s net asset value, including the cost of any third-party valuation services; the cost of effecting any sales and repurchases of the common stock and other securities; fees and expenses payable under any dealer manager agreements, if any; debt service and other costs of borrowings or other financing arrangements; costs of hedging; expenses, including travel expense, incurred by the Adviser, or members of the Investment Team, or payable to third parties, performing due diligence on prospective portfolio companies and, if necessary, enforcing the Company’s rights; escrow agent, transfer agent and custodial fees and expenses; fees and expenses associated with marketing efforts; federal and state registration fees, any stock exchange listing fees and fees payable to rating agencies; federal, state and local taxes; independent directors’ fees and expenses, including certain travel expenses; costs of preparing financial statements and maintaining books and records and filing reports or other documents with the SEC (or other regulatory bodies) and other reporting and compliance costs, including registration fees, listing fees and licenses, and the compensation of professionals responsible for the preparation of the foregoing; the costs of any reports, proxy statements or other notices to shareholders (including printing and mailing costs); the costs of any shareholder or director meetings and the compensation of personnel responsible for the preparation of the foregoing and related matters; commissions and other compensation payable to brokers or dealers; research and market data; fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums; direct costs and expenses of administration, including printing, mailing, long distance telephone and staff; fees and expenses associated with independent audits, outside legal and consulting costs; costs of winding up; costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Company’s assets for tax or other purposes; extraordinary expenses (such as litigation or indemnification); and costs associated with reporting and compliance obligations under the Advisers Act and applicable federal and state securities laws. Notwithstanding anything to the contrary contained herein, the Company shall reimburse the Adviser (or its affiliates) for an allocable portion of the compensation paid by the Adviser (or its affiliates) to the Company’s Chief Compliance Officer and Chief Financial Officer and their

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Notes to Consolidated Financial Statements (Unaudited) — Continued

respective staffs (based on a percentage of time such individuals devote, on an estimated basis, to the business affairs of the Company). Any such reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates. The Adviser is responsible for the payment of the Company’s organization and offering expenses to the extent that these expenses exceed 1.5% of the aggregate gross offering proceeds, without recourse against or reimbursement by the Company.

For the three and nine months ended September 30, 2021, subject to the 1.5% organization and offering cost cap, the Company accrued initial organization and offering expenses of $2.2 million and $2.5 million, respectively.

From time to time, the Adviser may pay amounts owed by the Company to third-party providers of goods or services, including the Board, and the Company will subsequently reimburse the Adviser for such amounts paid on its behalf. Amounts payable to the Adviser are settled in the normal course of business without formal payment terms.

Affiliated Transactions

The Company may be prohibited under the 1940 Act from participating in certain transactions with its affiliates without prior approval of the directors who are not interested persons, and in some cases, the prior approval of the SEC. The Company relies on exemptive relief that has been granted to the Adviser to co-invest with other funds managed by the Adviser or its affiliates, in a manner consistent with the Company’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, the Company generally is permitted to co-invest with certain of its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Company and its shareholders and do not involve overreaching of the Company or its shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of the Company’s shareholders and is consistent with its investment objective and strategies, (3) the investment by its affiliates would not disadvantage the Company, and the Company’s participation would not be on a basis different from or less advantageous than that on which its affiliates are investing, and (4) the proposed investment by the Company would not benefit the Adviser or its affiliates or any affiliated person of any of them (other than the parties to the transaction), except to the extent permitted by the exemptive relief and applicable law, including the limitations set forth in Section 57(k) of the 1940 Act.

In addition, pursuant to an exemptive order issued by the SEC on April 8, 2020 and applicable to all BDCs, through December 31, 2020, the Company was permitted, subject to the satisfaction of certain conditions, to complete follow-on investments in its existing portfolio companies with certain private funds managed by the Adviser or its affiliates and covered by the Company’s exemptive relief, even if such private funds have not previously invested in such existing portfolio company. Without this order, private funds would generally not be able to participate in such co-investments with the Company unless the private funds had previously acquired securities of the portfolio company in a co-investment transaction with the Company. Although the conditional exemptive order has expired, the SEC`s Division of Investment Management has indicated that until March 31, 2022, it will not recommend enforcement action, to the extend that any BDC with an existing coinvestment order continues to engage in certain transactions described in the conditional exemptive order, pursuant to the same terms and conditions described therein.

The Adviser is affiliated with Owl Rock Technology Advisors LLC (“ORTA”), Owl Rock Capital Private Fund Advisors LLC (“ORPFA”), and Owl Rock Diversified Advisors LLC (“ORDA”). ORTA, ORPFA and the Adviser, the “Owl Rock Advisers”, are also investment advisers. The Owl Rock Advisers are indirect affiliates of

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

Blue Owl and comprise “Owl Rock,” a division of Blue Owl focused on direct lending. The Owl Rock Advisers’ allocation policy seeks to ensure equitable allocation of investment opportunities over time between the Company, and other funds managed by the Adviser or its affiliates. As a result of exemptive relief, there could be significant overlap in the Company’s investment portfolio and the investment portfolio of other funds managed by Owl Rock that could avail themselves of exemptive relief and that have an investment objective similar to the Company’s.

Dealer Manager Agreement

The Company has entered into a dealer manager agreement (the “Dealer Manager Agreement”) with Blue Owl Securities, an affiliate of the Adviser, and participating broker-dealer agreements with certain broker-dealers. Under the terms of the Dealer Manager Agreement and the participating broker-dealer agreements, Blue Owl Securities serves as the dealer manager, and certain participating broker-dealers solicit capital, for the Company’s public offering of shares of Class S, Class D, and Class I common stock. Blue Owl Securities will be entitled to receive upfront selling commissions of up to 3.50% of the offering price of each Class S share sold in this offering. Blue Owl Securities will be entitled to receive upfront selling commissions of up to 1.50% of the offering price of each Class D share sold in this offering. Blue Owl Securities anticipates that all or a portion of the upfront selling commissions will be retained by, or reallowed (paid) to, participating broker-dealers. Blue Owl Securities will not receive upfront selling commissions with respect to any class of shares issued pursuant to the Company’s distribution reinvestment plan or with respect to purchases of Class I shares.

Upfront selling commissions for sales of Class S and Class D shares may be reduced or waived in connection with volume or other discounts, other fee arrangements or for sales to certain categories of purchasers.

Blue Owl Securities, an affiliate of Blue Owl, is registered as a broker-dealer with the SEC and is a member of the Financial Industry Regulatory Authority.

Shareholder Servicing Plan

Subject to FINRA limitations on underwriting compensation and pursuant to a distribution plan adopted by the Company in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to the Company, the Company will pay Blue Owl Securities servicing fees for ongoing services as follows:

•	with respect to the Company’s outstanding Class S shares equal to 0.85% per annum of the aggregate net asset value of the Company’s outstanding Class S shares; and

•	with respect to the Company’s outstanding Class D shares equal to 0.25% per annum of the aggregate net asset value of the Company’s outstanding Class D shares.

The Company will not pay an ongoing servicing fee with respect to the Company’s outstanding Class I shares.

For the three and nine months ended September 30, 2021, the Company paid servicing fees with respect to Class D shares of $33 thousand and $46 thousand, respectively. For the three and nine months ended September 30, 2021, the Company paid servicing fees with respect to Class S shares of $223 thousand and $260 thousand, respectively.

The servicing fees are paid monthly in arrears. Blue Owl Securities will reallow (pay) all or a portion of the ongoing servicing fees to participating broker-dealers and servicing broker-dealers for ongoing services

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

performed by such broker-dealers, and will waive ongoing servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services. Because the ongoing servicing fees are calculated based on the Company’s net asset values for the Company’s Class S and Class D shares, they will reduce the net asset values or, alternatively, the distributions payable, with respect to the shares of each such class, including shares issued under it`s distribution reinvestment plan. The Company will cease paying ongoing servicing fees at the date at which total underwriting compensation from any source in connection with this offering equals 10% of the gross proceeds from it`s offering (excluding proceeds from issuances pursuant to it`s distribution reinvestment plan). This limitation is intended to ensure that the Company satisfies the requirements of FINRA Rule 2310, which provides that the maximum aggregate underwriting compensation from any source, including compensation paid from offering proceeds and in the form of “trail commissions,” payable to underwriters, broker-dealers, or affiliates thereof participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan.

Expense Support and Conditional Reimbursement Agreement

The Company has entered into the Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) with the Adviser, the purpose of which is to ensure that no portion of the Company’s distributions to shareholders will represent a return of capital for U.S. federal income tax purposes. The Expense Support Agreement became effective as of the date that the Company met the minimum offering requirement.

On a quarterly basis, the Adviser reimburses the Company for “Operating Expenses” (as defined below) in an amount equal to the excess of the Company’s cumulative distributions paid to the Company’s shareholders in each quarter over “Available Operating Funds” (as defined below) received by the Company on account of its investment portfolio during such quarter. Any payments required to be made by the Adviser pursuant to the preceding sentence are referred to herein as an “Expense Payment”.

Pursuant to the Expense Support Agreement, “Operating Expenses” means all of the Company’s operating costs and expenses incurred, as determined in accordance with generally accepted accounting principles for investment companies. “Available Operating Funds” means the sum of (i) the Company’s estimated investment company taxable income (including realized net short-term capital gains reduced by realized net long-term capital losses), (ii) the Company’s realized net capital gains (including the excess of realized net long-term capital gains over realized net short-term capital losses) and (iii) dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies, if any (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

The Adviser’s obligation to make an Expense Payment will automatically become a liability of the Adviser and the right to such Expense Payment will be an asset of the Company’s on the last business day of the applicable quarter. The Expense Payment for any quarter will be paid by the Adviser to the Company in any combination of cash or other immediately available funds, and/or offset against amounts due from the Company to the Adviser no later than the earlier of (i) the date on which the Company closes it’s books for such quarter, or (ii) forty-five days after the end of such quarter.

Following any quarter in which Available Operating Funds exceed the cumulative distributions paid by the Company in respect of such quarter (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company will pay such Excess Operating Funds, or a portion thereof, in accordance with the stipulations below, as applicable, to the Adviser, until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such quarter have been reimbursed. Any payments required to be made by the Company are referred to as a “Reimbursement Payment”.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

The amount of the Reimbursement Payment for any quarter shall equal the lesser of (i) the Excess Operating Funds in respect of such quarter and (ii) the aggregate amount of all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such quarter that have not been previously reimbursed by the Company to the Adviser. The payment will be reduced to the extent that such Reimbursement Payments, together with all other Reimbursement Payments paid during the fiscal year, would cause Other Operating Expenses defined as the Company’s total Operating Expenses, excluding base management fees, incentive fees, organization and offering expenses, distribution and shareholder servicing fees, financing fees and costs, interest expense, brokerage commissions and extraordinary expenses (on an annualized basis and net of any Expense Payments received by the Company during the fiscal year) to exceed the lesser of: (i) 1.75% of the Company’s average net assets attributable to the shares of the Company’s common stock for the fiscal year-to-date period after taking such Expense Payments into account; and (ii) the percentage of the Company’s average net assets attributable to shares of the Company’s common stock represented by Other Operating Expenses during the fiscal year in which such Expense Payment was made (provided, however, that this clause (ii) shall not apply to any Reimbursement Payment which relates to an Expense Payment made during the same fiscal year).

No Reimbursement Payment for any quarter will be made if: (1) the “Effective Rate of Distributions Per Share” (as defined below) declared by the Company at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) the Company’s “Operating Expense Ratio” (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. Pursuant to the Expense Support Agreement, “Effective Rate of Distributions Per Share” means the annualized rate (based on a 365 day year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and shareholder fees, and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by dividing Operating Expenses, less organizational and offering expenses, base management and incentive fees owed to Adviser, and interest expense, by the Company’s net assets.

The specific amount of expenses reimbursed by the Adviser, if any, will be determined at the end of each quarter. The Company or the Adviser may terminate the Expense Support Agreement at any time, with or without notice. The Expense Support Agreement will automatically terminate in the event of (a) the termination of the Investment Advisory Agreement, or (b) a determination by the Company`s Board to dissolve or liquidate the Company. Upon termination of the Expense Support Agreement, the Company will be required to fund any Expense Payments that have not been reimbursed by the Company to the Adviser.

As of September 30, 2021, the amount of Expense Support Payments provided by the Adviser since inception is $2.6 million. During the three and nine months ended September 30, 2021, the Company recorded obligations to repay Expense Support from the Adviser of $0.5 million. The Company may or may not reimburse remaining expense support in the future.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

The following table presents a summary of all expenses supported, and recouped, by the Adviser for each of the following three month periods in which the Company received Expense Support from the Adviser and the associated dates through which such expenses may be subject to reimbursement from the Company pursuant to the Expense Support Agreement:

For the Quarter Ended	Amount of Expense Support	Recoupment ofExpense Support	Unreimbursed Expense Support	Effective Rate of Distribution per Share(1)	Reimbursement Eligibility Expiration	Operating Expense Ratio(2)
($ in thousands)
March 31, 2021	$822	$465	$357	6.7%	March 31, 2024	9.47%
June 30, 2021	1,756	—	1,756	6.6%	June 30, 2024	2.43%

Total	$2,578	$465	$2,113

(1)

The effective rate of distribution per share is expressed as a percentage equal to the projected annualized distribution amount as of the end of the applicable period (which is calculated by annualizing the regular monthly cash distributions per share as of such date without compounding), divided by the Company’s net asset value per share as of such date.

(2)

The operating expense ratio is calculated by dividing operating expenses, less organizational and offering expenses, base management and incentive fees owed to the Adviser, and interest expense, by the Company’s net assets.

License Agreement

On September 30, 2020, the Company entered into a license agreement (the “License Agreement”), pursuant to which an affiliate of Blue Owl has granted the Company a non-exclusive license to use the name “Owl Rock.” Under the License Agreement, the Company has a right to use the Owl Rock name for so long as the Adviser or one of its affiliates remains the Company’s investment adviser. Other than with respect to this limited license, the Company will have no legal right to the “Owl Rock” name or logo.

Promissory Note

The Company as borrower, entered into a Loan Agreement as amended and restated through the date herof (the “Loan Agreement”) with Owl Rock Feeder FIC ORCIC Debt LLC (“Feeder FIC Debt”), an affiliate of the Adviser, as lender, to enter into revolving promissory notes (the “Promissory Notes”) to borrow up to an aggregate of $250 million from Feeder FIC Debt. See Note 6 “Debt”.

Note 4. Investments

Under the 1940 Act, the Company is required to separately identify non-controlled investments where it owns 5% or more of a portfolio company’s outstanding voting securities and/or has the power to exercise control over the management or policies of such portfolio company as investments in “affiliated” companies. In addition, under the 1940 Act, the Company is required to separately identify investments where it owns more than 25% of a portfolio company’s outstanding voting securities and/or has the power to exercise control over the management or policies of such portfolio company as investments in “controlled” companies. Under the 1940 Act, “non-affiliated investments” are defined as investments that are neither controlled investments nor affiliated investments. Detailed information with respect to the Company’s non-controlled, non-affiliated; non-controlled, affiliated; and controlled affiliated investments is contained in the accompanying consolidated financial statements, including the consolidated schedule of investments. The information in the tables below is presented

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

on an aggregate portfolio basis, without regard to whether they are non-controlled non-affiliated, non-controlled affiliated or controlled affiliated investments.

Investments at fair value and amortized cost consisted of the following as of September 30, 2021 and December 31, 2020:

	September 30, 2021		December 31, 2020
($ in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
First-lien senior secured debt investments	$1,211,783	$1,213,426	$9,404	$9,404
Second-lien senior secured debt investments	203,235	204,307	4,233	4,232
Unsecured debt investments	2,163	2,107	22	22
Preferred equity investments(1)	11,270	11,458	296	295
Common equity investments(1)	10,067	10,130	423	423

Total Investments	$1,438,518	$1,441,428	$14,378	$14,376

(1)	As of December 31, 2020, preferred equity investments and common equity investments were reported in aggregate as equity investments.

The industry composition of investments based on fair value as of September 30, 2021 and December 31, 2020 was as follows:

	September 30, 2021	December 31, 2020
Advertising and media	6.1%	—%
Aerospace and defense	1.0	—
Automotive	1.5	—
Buildings and real estate	4.3	—
Business services	9.4	6.0
Chemicals	0.9	6.8
Consumer products	2.4	6.8
Containers and packaging	6.0	—
Distribution	0.8	9.1
Education	0.4	—
Financial services	8.5	12.2
Food and beverage	3.2	—
Healthcare equipment and services	0.5	18.7
Healthcare providers and services	6.9	10.5
Healthcare technology	6.0	—
Household products	0.6	—
Human resource support services	3.1	—
Infrastructure and environmental services	1.9	—
Insurance	17.1	—
Internet software and services	5.6	16.4
Leisure and entertainment	6.5	—
Manufacturing	5.0	6.8
Professional services	0.8	—
Specialty retail	1.4	—
Telecommunications	0.1	6.7
Total	100.0%	100.0%

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

The geographic composition of investments based on fair value as of September 30, 2021 and December 31, 2020 was as follows:

	September 30, 2021	December 31, 2020
United States:
Midwest	37.2%	19.7%
Northeast	9.2	37.7
South	30.8	26.7
West	19.4	15.9
International	3.4	—

Total	100.0%	100.0%

Note 5. Fair Value of Investments

Investments

The following tables present the fair value hierarchy of investments as of September 30, 2021 and December 31, 2020:

	Fair Value Hierarchy as of September 30, 2021
($ in thousands)	Level 1	Level 2	Level 3	Total
First-lien senior secured debt investments	$—	$93,985	$1,119,441	$1,213,426
Second-lien senior secured debt investments	—	47,748	156,559	204,307
Unsecured debt investments	—	—	2,107	2,107
Preferred equity investments	—	—	11,458	11,458
Common equity investments	—	—	10,130	10,130

Total Investments	$—	$141,733	$1,299,695	$1,441,428

	Fair Value Hierarchy as of December 31, 2020
($ in thousands)	Level 1	Level 2	Level 3	Total
First-lien senior secured debt investments	$—	$—	$9,404	$9,404
Second-lien senior secured debt investments	—	—	4,232	4,232
Unsecured debt investments	—	—	22	22
Preferred equity investments(1)	—	—	295	295
Common equity investments(1)	—	—	423	423

Total Investments	$—	$—	$14,376	$14,376

(1)	As of December 31, 2020, preferred equity investments and common equity investments were reported in aggregate as equity investments.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

The following tables present changes in the fair value of investments for which Level 3 inputs were used to determine the fair value as of and for the three and nine months ended September 30, 2021:

	As of and for the Three Months Ended September 30, 2021
($ in thousands)	First-lien senior secured debt investments	Second-lien senior secured debt investments	Unsecured debt investments	Preferred equity investments	Common equity investments	Total
Fair value, beginning of period	$225,777	$105,203	$2,112	$11,049	$2,461	$346,602
Purchases of investments, net(2)	1,134,588	50,864	—	—	7,670	1,193,122
Payment-in-kind	99	—	80	196	1	376
Proceeds from investments, net	(226,656)	—	—	—	—	(226,656)
Net change in unrealized gain (loss)	1,294	468	(86)	213	(2)	1,887
Net realized gains (losses)	519	—	—	—	—	519
Net amortization of discount on investments	694	24	1	—	—	719
Transfers into (out of) Level 3(1)	(16,874)	—	—	—	—	(16,874)

Fair value, end of period	$1,119,441	$156,559	$2,107	$11,458	$10,130	$1,299,695

(1)

Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfers occur. For the three months ended September 30, 2021, transfers into Level 2 from Level 3 were as a result of changes in the observability of significant inputs for certain portfolio companies.

(2)	Purchases may include payment-in-kind (“PIK”).

	As of and for the Nine Months Ended September 30, 2021
($ in thousands)	First-lien senior secured debt investments	Second-lien senior secured debt investments	Unsecured debt investments	Preferred equity investments	Common equity investments	Total
Fair value, beginning of period	$9,404	$4,232	$22	$295	$423	$14,376
Purchases of investments, net(2)	1,368,661	151,435	2,054	10,616	9,642	1,542,408
Payment-in-kind	133	—	82	341	2	558
Proceeds from investments, net	(232,680)	—	—	—	—	(232,680)
Net change in unrealized gain (loss) on investments	1,427	854	(53)	206	63	2,497
Net realized gain (loss) on investments	529	—	—	—	—	529
Net amortization of discount on investments	780	38	2	—	—	820
Transfers into (out of) Level 3(1)	(28,813)	—	—	—	—	(28,813)

Fair value, end of period	$1,119,441	$156,559	$2,107	$11,458	$10,130	$1,299,695

(1)

Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfers occur. For the nine months ended September 30, 2021, transfers into Level 2 from Level 3 were as a result of changes in the observability of significant inputs for certain portfolio companies.

(2)	Purchases may include payment-in-kind (“PIK”).

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

The following tables present information with respect to the net change in unrealized gains (losses) on investments for which Level 3 inputs were used in determining the fair value that are still held by the Company for the three and nine months ended September 30, 2021:

($ in thousands)	Net change in unrealized gain (loss) for the Three Months Ended September 30, 2021 on Investments Held at September 30, 2021
First-lien senior secured debt investments	$1,323
Second-lien senior secured debt investments	468
Unsecured debt investments	(89)
Preferred equity investments	194
Common e quity investments	—

Total Investments	$1,896

($ in thousands)	Net change in unrealized gain (loss) for the Nine Months Ended September 30, 2021 on Investments Held at September 30, 2021
First-lien senior secured debt investments	$1,456
Second-lien senior secured debt investments	854
Unsecured debt investments	(56)
Preferred equity investments	189
Common equity investments	63

Total Investments	$2,506

The following tables present quantitative information about the significant unobservable inputs of the Company’s Level 3 investments as of September 30, 2021 and December 31, 2020. The weighted average range of unobservable inputs is based on fair value of investments. The tables are not intended to be all-inclusive, but instead capture the significant unobservable inputs relevant to the Company’s determination of fair value.

	As of September 30, 2021
($ in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)	Impact to Valuation from an Increase in Input
First-lien senior secured debt investments	$948,252	Recent Transaction	Transaction Price	97.5% - 100.0% (98.6%)	Increase
	171,189	Yield Analysis	Market Yield	4.8%-10.0% (6.3%)	Decrease
Second-lien senior secured debt investments(1)	$38,778	Recent Transaction	Transaction Price	98.5% - 99.5% (99.1%)	Increase
	95,083	Yield Analysis	Market Yield	6.1%-10.5% (8.2%)	Decrease
Unsecured debt investments	$24	Market Approach	EBITDA Multiple	14.8x	Increase
	2,083	Yield Analysis	Market Yield	9.0%	Decrease

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

	As of September 30, 2021
($ in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)	Impact to Valuation from an Increase in Input
Preferred equity investments	$216	Market Approach	EBITDA Multiple	8.9x	Increase
	11,242	Yield Analysis	Market Yield	11.4%-14.4% (11.5%)	Decrease
Common equity investments	$7,635	Recent Transaction	Transaction Price	100.0%	Increase
	2,446	Market Approach	EBITDA Multiple	7.6x-25.3x (15.3x)	Increase
	49	Market Approach	Transaction Price	$208.84	Increase

(1)	Excludes Level 3 investments with a fair value of $22.7 million, which the Company valued using indicative bid prices obtained from brokers.

	As of December 31, 2020
($ in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)	Impact to Valuation from an Increase in Input
First-lien senior secured debt investments	$9,404	Recent Transaction	Transaction Price	96.0%-99.0% (98.3%)	Increase
Second-lien senior secured debt investments	$4,232	Recent Transaction	Transaction Price	97.5%-98.5% (98.0%)	Increase
Unsecured debt investments	$22	Recent Transaction	Transaction Price	100.0%	Increase
Preferred equity investments(1)	$295	Recent Transaction	Transaction Price	97.0%	Increase
Common equity investments(1)	$423	Recent Transaction	Transaction Price	100.0%	Increase

(1)	As of December 31, 2020, preferred equity investments and common equity investments were reported in aggregate as equity investments.

The Company typically determines the fair value of its performing Level 3 debt investments utilizing a yield analysis. In a yield analysis, a price is ascribed for each investment based upon an assessment of current and expected market yields for similar investments and risk profiles. Additional consideration is given to the expected life, portfolio company performance since close, and other terms and risks associated with an investment. Among other factors, a determinant of risk is the amount of leverage used by the portfolio company relative to its total enterprise value, and the rights and remedies of the Company’s investment within the portfolio company’s capital structure.

Significant unobservable quantitative inputs typically used in the fair value measurement of the Company’s Level 3 debt investments primarily include current market yields, including relevant market indices, but may also include quotes from brokers, dealers, and pricing services as indicated by comparable investments. For the

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

Company’s Level 3 equity investments, a market approach, based on comparable publicly-traded company and comparable market transaction multiples of revenues, EBITDA, or some combination thereof and comparable market transactions typically would be used.

Debt Not Carried at Fair Value

Fair value is estimated by discounting remaining payments using applicable current market rates, which take into account changes in the Company’s marketplace credit ratings, or market quotes, if available. The following table presents the carrying and fair values of the Company’s debt obligations as of September 30, 2021 and December 31, 2020.

	September 30, 2021		December 31, 2020
($ in thousands)	Net Carrying Value	Fair Value	Net Carrying Value	Fair Value
Promissory Note	$—	$—	$10,000	$10,000
Revolving Credit Facility(1)	529,569	529,569	—	—
SPV Asset Facility I(2)	148,036	148,036	—	—
September 2026 Notes(3)	344,574	345,625	—	—

Total Debt	$1,022,179	$1,023,230	$10,000	$10,000

(1)	The carrying value of the Company’s Revolving Credit Facility is presented net of unamortized debt issuance costs of $5.7 million.
(2)	The carrying value of the Company’s SPV Asset Facility I is presented net of unamortized debt issuance costs of $2.0 million.
(3)	The carrying value of the Company’s September 2026 Notes is presented net of unamortized debt issuance costs of $5.4 million.

The following table presents fair value measurements of the Company’s debt obligations as of September 30, 2021 and December 31, 2020:

($ in thousands)	September 30, 2021	December 31, 2020
Level 1	$—	—
Level 2	345,625	—
Level 3	677,605	10,000

Total Debt	$1,023,230	$10,000

Financial Instruments Not Carried at Fair Value

As of September 30, 2021 and December 31, 2020, the carrying amounts of the Company’s assets and liabilities, other than investments at fair value and debt, approximate fair value due to their short maturities.

Note 6. Debt

In accordance with the 1940 Act, with certain limitations, the Company is allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 150% after such borrowing. The Company’s asset coverage was 160% and 223% as of September 30, 2021 and December 31, 2020, respectively.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

Debt obligations consisted of the following as of September 30, 2021 and December 31, 2020:

	September 30, 2021
($ in thousands)	Aggregate Principal Committed	Outstanding Principal	Amount Available(1)	Net Carrying Value
Promissory Note	$250,000	$—	$250,000	$—
Revolving Credit Facility(2)	600,000	535,251	57,969	529,569
SPV Asset Facility I(3)	300,000	150,000	21,062	148,036
September 2026 Notes(4)	350,000	350,000	—	344,574

Total Debt	$1,500,000	$1,035,251	$329,031	$1,022,179

(1)	The amount available reflects any limitations related to each credit facility’s borrowing base.
(2)	The carrying value of the Company’s Revolving Credit Facility is presented net of unamortized debt issuance costs of $5.7 million.
(3)	The carrying value of the Company’s SPV Asset Facility I is presented net of unamortized debt issuance costs of $2.0 million.
(4)	The carrying value of the Company’s September 2026 Notes is presented net of unamortized debt issuance costs of $5.4 million.

	December 31, 2020
($ in thousands)	Aggregate Principal Committed	Outstanding Principal	Amount Available	Net Carrying Value
Promissory Note	$50,000	$10,000	$40,000	$10,000

Total Debt	$50,000	$10,000	$40,000	$10,000

For the three and nine months ended September 30, 2021, the components of interest expense were as follows:

($ in thousands)	For the Three Months Ended September 30, 2021	For the Nine Months Ended September 30, 2021
Interest expense	$3,104	$4,340
Amortization of debt issuance costs	359	626

Total Interest Expense	$3,463	$4,966

Average interest rate	2.7%	3.0%
Average daily borrowings	$450,600	$192,471

Promissory Note

On October 15, 2020, the Company as borrower, entered into a Loan Agreement (the “Original Loan Agreement”) with Owl Rock Feeder FIC ORCIC Debt LLC (“Feeder FIC Debt”), an affiliate of the Adviser, as lender, to enter into revolving promissory notes (the “Promissory Notes”) to borrow up to an aggregate of $50 million from Feeder FIC Debt.

On March 31, 2021, the Company entered into an amendment to the Original Loan Agreement to increase the aggregate amount that could be borrowed pursuant to the Promissory Note from $50 million to $75 million. The Original Loan Agreement was amended and restated (as amended through the date hereof, the “Loan

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

Agreement”) on May 12, 2021. On August 26, 2021, the Company entered into an amendment to the Loan Agreement to increase the aggregate amount that could be borrowed pursuant to the Promissory Note from $75 million to $100 million. On September 13, 2021, the Company entered into a second amendment to the Loan Agreement to increase the aggregate amount that could be borrowed pursuant to the Promissory Note from $100 million to $250 million and extended the maturity date to February 28, 2023. The Company may re-borrow any amount repaid; however there is no funding commitment between Feeder FIC Debt and the Company.

The interest rate on amounts borrowed pursuant to Promissory Notes, prior to May 12, 2021, was based on either the rate of interest for a LIBOR-Based Advance or the rate of interest for a Prime-Based Advance as defined in the Loan and Security Agreement, dated as of February 20, 2020, as amended from time to time, by and among the Owl Rock Capital Advisors LLC, as borrower, East West Bank, as Administrative Agent, Issuing Lender, Swingline Lender and a Lender and Investec Bank PLC as a Lender.

The interest rate on amounts borrowed pursuant to the Promissory Notes after May 12, 2021 is based on the lesser of the rate of interest for an ABR Loan or a Eurodollar Loan under the Credit Agreement dated as of April 15, 2021, as amended or supplemented from time to time, by and among the Adviser, as borrower, the several lenders from time to time party thereto, MUFG Union Bank, N.A., as Collateral Agent and MUFG Bank, Ltd., as Administrative Agent.

The unpaid principal balance of the Revolving Promissory Note and accrued interest thereon is payable by the Company from time to time at the discretion of the Company but immediately due and payable upon 120 days written notice by Owl Rock Feeder FIC ORCIC Debt LLC, and in any event due and payable in full no later than February 28, 2023. The Company intends to use the borrowed funds to, among other things, make investments in portfolio companies consistent with its investment strategies.

Revolving Credit Facility

On April 14, 2021, the Company entered into a Senior Secured Revolving Credit Agreement (the “Revolver”). The parties to the Facility include the Company, as Borrower, the lenders from time to time parties thereto (each a “Lender” and collectively, the “Lenders”), Sumitomo Mitsui Banking Corporation as Administrative Agent, Sumitomo Mitsui Banking Corporation and MUFG Union Bank, N.A. as Joint Lead Arrangers, Joint Book Runners and Syndication Agents, and JPMorgan Chase Bank, N.A. and Bank of America, N.A., as Documentation Agents.

On September 29, 2021, the Company entered into an amendment to the Revolver to among other things, (i) change the rate under the Revolver for borrowings denominated in Sterling from a LIBOR-based rate to daily simple SONIA (Sterling Overnight Index Average) subject to certain adjustments specified in the Revolver and (ii) change the rate under the Revolver for borrowings denominated in Swiss Francs from a LIBOR-based rate to SARON (Swiss Average Rate Overnight) subject to certain adjustments specified in the Revolver. The other material terms of the Revolver were unchanged

The Revolver is guaranteed by OR Lending IC LLC, a subsidiary of the Company, and will be guaranteed by certain domestic subsidiaries of the Company that are formed or acquired by the Company in the future (collectively, the “Guarantors”). Proceeds of the Revolver may be used for general corporate purposes, including the funding of portfolio investments.

The maximum principal amount of the Revolver is $600,000,000, subject to availability under the borrowing base, which is based on the Company’s portfolio investments and other outstanding indebtedness. Maximum capacity under the Revolver may be increased to $1,100,000,000 through the exercise by the

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

Borrower of an uncommitted accordion feature through which existing and new lenders may, at their option, agree to provide additional financing. The Revolver is secured by a perfected first-priority interest in substantially all of the portfolio investments held by the Company and each Guarantor, subject to certain exceptions, and includes a $50,000,000 limit for swingline loans.

The availability period under the Revolver will terminate on April 14, 2025 (“Commitment Termination Date”) and the Revolver will mature on April 14, 2026 (“Maturity Date”). During the period from the Commitment Termination Date to the Maturity Date, the Company will be obligated to make mandatory prepayments under the Revolver out of the proceeds of certain asset sales and other recovery events and equity and debt issuances.

The Company may borrow amounts in U.S. dollars or certain other permitted currencies. Amounts drawn under the Revolver, will bear interest at either LIBOR plus a margin of 2.00%, or the prime rate plus a margin of 1.00%. The Company may elect either the LIBOR or prime rate at the time of drawdown, and loans may be converted from one rate to another at any time at the Company’s option, subject to certain conditions. Further, the Revolver builds in a hardwired approach for the replacement of LIBOR loans in U.S. dollars. For LIBOR loans in other permitted currencies, the Revolver includes customary fallback mechanics for the Company and the Administrative Agent to select an alternative benchmark, subject to the negative consent of required Lenders. The Company will also pay a fee of 0.375% on undrawn amounts under the Revolver.

The Revolver includes customary covenants, including certain limitations on the incurrence by the Company of additional indebtedness and on the Company’s ability to make distributions to its shareholders, or redeem, repurchase or retire shares of stock, upon the occurrence of certain events and certain financial covenants related to asset coverage and liquidity and other maintenance covenants, as well as customary events of default.

SPV Asset Facility I

On September 16, 2021 (the “SPV Asset I Facility Closing Date”), Core Income Funding I LLC (“Core Income Funding I”), a Delaware limited liability company and newly formed wholly-owned subsidiary of the Company entered into a Credit Agreement (the “SPV Asset Facility I”), with Core Income Funding I, as borrower, the lenders from time to time parties thereto (the “Lenders”), Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company as Collateral Agent and Alter Domus (US) LLC as Document Custodian.

From time to time, the Company expects to sell and contribute certain investments to Core Income Funding I pursuant to a Sale and Contribution Agreement by and between the Company and Core Income Funding I. No gain or loss will be recognized as a result of the contribution. Proceeds from the SPV Asset Facility I will be used to finance the origination and acquisition of eligible assets by Core Income Funding I, including the purchase of such assets from the Company. The Company retains a residual interest in assets contributed to or acquired by Core Income Funding I through its ownership of Core Income Funding I. The maximum principal amount of the Credit Facility is $300 million; the availability of this amount is subject to an overcollateralization ratio test, which is based on the value of Core Income Funding I’s assets from time to time, and satisfaction of certain conditions, including an interest coverage ratio test, certain concentration limits and collateral quality tests.

The SPV Asset Facility I provides for the ability to (1) draw term loans and (2) draw and redraw revolving loans under the SPV Asset Facility I for a period of up to two years after the Closing Date unless the revolving commitments are terminated or converted to term loans sooner as provided in the SPV Asset Facility I (the “Commitment Termination Date”). Unless otherwise terminated, the SPV Asset Facility I will mature on

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

September 16, 2031 (the “Stated Maturity”). Prior to the Stated Maturity, proceeds received by Core Income Funding I from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings, and the excess may be returned to the Company, subject to certain conditions. On the Stated Maturity, Core Income Funding I must pay in full all outstanding fees and expenses and all principal and interest on outstanding borrowings, and the excess may be returned to the Company.

Amounts drawn bear interest at LIBOR (or, in the case of certain lenders that are commercial paper conduits, the lower of their cost of funds and LIBOR plus 0.25%) plus an applicable margin that ranges from 1.55% to 2.15% depending on a ratio of broadly syndicated loans to middle market loans in the collateral. From the Closing Date to the Commitment Termination Date, there is a commitment fee that steps up during the year after the Closing Date from 0.00% to 0.625% per annum on the undrawn amount, if any, of the revolving commitments in the SPV Asset Facility I. The SPV Asset Facility I contains customary covenants, including certain financial maintenance covenants, limitations on the activities of Core Income Funding I, including limitations on incurrence of incremental indebtedness, and customary events of default. The SPV Asset Facility I is secured by a perfected first priority security interest in the assets of Core Income Funding I and on any payments received by Core Income Funding I in respect of those assets. Assets pledged to the Lenders will not be available to pay the debts of the Company.

Unsecured Notes

September 2026 Notes

On September 23, 2021, the Company issued $350 million aggregate principal amount of 3.125% notes due 2026 (the “September 2026 Notes”) in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and for initial resale to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A promulgated under the Securities Act. The September 2026 Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

The September 2026 Notes were issued pursuant to an Indenture dated as of September 23, 2021 (the “Base Indenture”), between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), and a First Supplemental Indenture, dated as of September 23, 2021 (the “First Supplemental Indenture” and together with the Base Indenture, the “September 2026 Indenture”), between the Company and the Trustee. The September 2026 Notes will mature on September 23, 2026 and may be redeemed in whole or in part at our option at any time or from time to time at the redemption prices set forth in the September 2026 Indenture. The September 2026 Notes initially bear interest at a rate of 3.125% per year payable semi-annually on March 23 and September 23 of each year, commencing on March 23, 2022. Concurrent with the issuance of the September 2026 Notes, the Company entered into a Registration Rights Agreement for the benefit of the purchasers of the September 2026 Notes. Pursuant to the Registration Rights Agreement, the Company is obligated to file a registration statement with the SEC with respect to an offer to exchange the September 2026 Notes for a new issue of debt securities registered under the Securities Act with terms substantially identical to those of the September 2026 Notes (except for provisions relating to transfer restrictions and payment of additional interest) and to use its commercially reasonable efforts to consummate such exchange offer on the earliest practicable date after the registration statement has been declared effective but in no event later than 365 days after the initial issuance of the September 2026 Notes. If the Company fails to satisfy its registration obligations under the Registration Rights Agreement, it will be required to pay additional interest to the holders of the September 2026 Notes. The September 2026 Notes will be our direct, general unsecured obligations and will rank senior in right of payment to all of our future indebtedness or other obligations that are expressly subordinated, or junior, in right of payment to the September 2026 Notes. The September 2026 Notes will rank pari passu, or equal, in right of payment with all of the Company’s existing and future indebtedness or other obligations that are not so

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

subordinated, or junior. The September 2026 Notes will rank effectively subordinated, or junior, to any of the Company’s future secured indebtedness or other obligations (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness. The September 2026 Notes will rank structurally subordinated, or junior, to all existing and future indebtedness and other obligations (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.

The September 2026 Indenture contains certain covenants, including covenants requiring the Company to (i) comply with the asset coverage requirements of the 1940 Act, whether or not it is subject to those requirements, and (ii) provide financial information to the holders of the September 2026 Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are described in the September 2026 Indenture.

In addition, if a change of control repurchase event, as defined in the September 2026 Indenture, occurs prior to maturity, holders of the September 2026 Notes will have the right, at their option, to require the Company to repurchase for cash some or all of the September 2026 Notes at a repurchase price equal to 100% of the aggregate principal amount of the September 2026 Notes being repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

Note 7. Commitments and Contingencies

Portfolio Company Commitments

From time to time, the Company may enter into commitments to fund investments. As of September 30, 2021 and December 31, 2020, the Company had the following outstanding commitments to fund investments in current portfolio companies:

Portfolio Company	Investment	September 30, 2021	December 31, 2020
($ in thousands)
ACR Group Borrower, LLC	First lien senior secured revolving loan	$875	$—
Alera Group, Inc.	First lien senior secured delayed draw term loan	23,231	—
Ascend Buyer, LLC (dba PPC Flexible Packaging)	First lien senior secured revolving loan	5,106	—
Apex Group Treasury, LLC	Second lien senior secured delayed draw term loan	6,618	—
Associations, Inc.	First lien senior secured delayed draw term loan A	1,459	—
Associations, Inc.	First lien senior secured delayed draw term loan B	3,575	—
Associations, Inc.	First lien senior secured revolving loan	4,829	—
Associations, Inc.	First lien senior secured delayed draw term loan C	3,575	—
AxiomSL Group, Inc.	First lien senior secured revolving loan	212	212
AxiomSL Group, Inc.	First lien senior secured revolving loan	2,379	—
AxiomSL Group, Inc.	First lien senior secured delayed draw term loan	2,145	—
BCPE Osprey Buyer, Inc. (dba PartsSource)	First lien senior secured delayed draw term loan	31,034	—

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

Portfolio Company	Investment	September 30, 2021	December 31, 2020
($ in thousands)
BCPE Osprey Buyer, Inc. (dba PartsSource)	First lien senior secured revolving loan	4,655	—
BCTO BSI Buyer, Inc. (dba Buildertrend)	First lien senior secured revolving loan	47	107
Canadian Hospital Specialties Ltd.	First lien senior secured delayed draw term loan	937	—
Canadian Hospital Specialties Ltd.	First lien senior secured revolving loan	468	—
CivicPlus, LLC	First lien senior secured delayed draw term loan	4,400	—
CivicPlus, LLC	First lien senior secured revolving loan	880	—
Denali BuyerCo, LLC (dba Summit Companies)	First lien senior secured delayed draw term loan	24,691	—
Denali BuyerCo, LLC (dba Summit Companies)	First lien senior secured revolving loan	7,407	—
Diamondback Acquisition, Inc. (dba Sphera)	First lien senior secured delayed draw term loan	9,553	—
Dodge Data & Analytics LLC	First lien senior secured revolving loan	125	—
Evolution BuyerCo, Inc. (dba SIAA)	First lien senior secured delayed draw term loan	1,351	—
Evolution BuyerCo, Inc. (dba SIAA)	First lien senior secured revolving loan	676	—
Gaylord Chemical Company, L.L.C.	First lien senior secured revolving loan	791	—
Global Music Rights, LLC	First lien senior secured revolving loan	7,500	—
GovBrands Intermediate, Inc.	First lien senior secured delayed draw term loan	2,752	—
GovBrands Intermediate, Inc.	First lien senior secured revolving loan	587	—
Granicus, Inc.	First lien senior secured delayed draw term loan	136	—
Granicus, Inc.	First lien senior secured revolving loan	161	—
Hercules Borrower, LLC (dba The Vincit Group)	First lien senior secured revolving loan	96	96
Hercules Borrower, LLC (dba The Vincit Group)	First lien senior secured delayed draw term loan	20,239	—
IG Investments Holdings, LLC (dba Insight Global)	First lien senior secured revolving loan	3,613	—
Individual Foodservice Holdings, LLC	First lien senior secured delayed draw term loan	62	99
Individual Foodservice Holdings, LLC	First lien senior secured revolving loan	80	65
Intelerad Medical Systems Inc. (fka 11849573 Canada Inc.)	First lien senior secured revolving loan	917	—
MHE Intermediate Holdings, LLC (dba OnPoint Group)	First lien senior secured delayed draw term loan	5,093	—
MHE Intermediate Holdings, LLC (dba OnPoint Group)	First lien senior secured revolving loan	3,571	—

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

Portfolio Company	Investment	September 30, 2021	December 31, 2020
($ in thousands)
Milan Laser Holdings LLC	First lien senior secured revolving loan	1,765	—
OB Hospitalist Group, Inc.	First lien senior secured revolving loan	7,993	—
Patriot Acquisition TopCo S.A.R.L (dba Corza Health, Inc.)	First lien senior secured revolving loan	88	—
Peter C. Foy & Associated Insurance Services, LLC	First lien senior secured delayed draw term loan E	17,072	—
Peter C. Foy & Associated Insurance Services, LLC	First lien senior secured revolving loan	6	—
Pluralsight, LLC	First lien senior secured revolving loan	392	—
Quva Pharma, Inc.	First lien senior secured revolving loan	455	—
Refresh Parent Holdings, Inc.	First lien senior secured delayed draw term loan	84	393
Refresh Parent Holdings, Inc.	First lien senior secured revolving loan	95	103
Relativity ODA LLC	First lien senior secured revolving loan	435	—
Sovos Compliance, LLC	First lien senior secured delayed draw term loan	1,104	—
Thunder Purchaser, Inc. (dba Vector Solutions)	First lien senior secured revolving loan	714	—
Thunder Purchaser, Inc. (dba Vector Solutions)	First lien senior secured delayed draw term loan	2,041	—
Troon Golf, L.L.C.	First lien senior secured revolving loan	7,207	—
TEMPO BUYER CORP. (dba Global Claims Services)	First lien senior secured delayed draw term loan	10,317	—
TEMPO BUYER CORP. (dba Global Claims Services)	First lien senior secured revolving loan	5,159	—
Ultimate Baked Goods Midco, LLC	First lien senior secured revolving loan	1,675	—
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)	First lien senior secured delayed draw term loan	1,734	—
USRP Holdings, Inc. (dba U.S. Retirement and Benefits Partners)	First lien senior secured revolving loan	1,096	—
Velocity HoldCo III Inc. (dba VelocityEHS)	First lien senior secured revolving loan	142	—

Total Unfunded Portfolio Company Commitments		$245,400	$1,075

As of September 30, 2021, the Company believed it had adequate financial resources to satisfy the unfunded portfolio company commitments.

Other Commitments and Contingencies

The Company raised $25.0 million in total Capital Commitments from investors, of which $25.0 million is from Feeder FIC Equity, an affiliate of the Adviser. As of March 1, 2021, all outstanding Capital Commitments had been drawn.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

Organizational and Offering Costs

The Adviser has incurred organization and offering costs on behalf of the Company in the amount of $2.7 million for the period from April 22, 2020 (Inception) to September 30, 2021, of which $2.7 million has been charged to the Company pursuant to the Investment Advisory Agreement. Under the Investment Advisory Agreement and Administration Agreement, the Adviser is entitled to receive up to 1.5% of gross offering proceeds raised in the Company’s continuous public offering until all organization and offering costs paid by the Adviser have been recovered. The Adviser is responsible for the payment of the Company’s organization and offering expenses to the extent that these expenses exceed 1.5% of the aggregate gross offering proceeds, without recourse against or reimbursement by the Company.

The Adviser has incurred organization and offering costs on behalf of the Company in the amount of $2.3 million for the period from April 22, 2020 (Inception) to December 31, 2020, of which $0.2 million has been charged to the Company pursuant to the Investment Advisory Agreement. See Note 3. Agreements and Related Party Transactions – Investment Advisory Agreement.

Other Commitments and Contingencies

From time to time, the Company may become a party to certain legal proceedings incidental to the normal course of its business. As of September 30, 2021, management was not aware of any pending or threatened litigation.

Note 8. Net Assets

Authorized Capital and Share Class Description

In connection with its formation, the Company has the authority to issue the following shares:

Classification	Number of Shares (in thousands)	Par Value
Class S Shares	1,000,000	$0.01
Class D Shares	1,000,000	$0.01
Class I Shares	1,000,000	$0.01

Total	3,000,000

The Company’s Class S shares are subject to upfront selling commissions of up to 3.50% of the offering price. Pursuant to a distribution plan adopted by the Company in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to the Company, the Company’s Class S shares are subject to annual ongoing services fees of 0.85% of the current net asset value of such shares, as determined in accordance with FINRA rules.

The Company’s Class D shares are subject to upfront selling commissions of up to 1.50% of the offering price. Pursuant to a distribution plan adopted by the Company in compliance with Rules 12b-1 and 17d-3 under the 1940 act, as if those rules applied to the Company, the Company’s Class D shares are subject to annual ongoing services fees of 0.25% of the current net asset value of such shares, as determined in accordance with FINRA rules.

The Company’s Class I shares are not subject to upfront selling commissions. The Company’s Class I shares are not subject to annual ongoing servicing fees.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

Share Issuances

On September 30, 2020, the Company issued 100 Class I common shares for $1,000 to the Adviser.

On November 12, 2020, the Company issued 700,000 Class I common shares for $7.0 million to Feeder FIC Equity, an entity affiliated with the Adviser, and met the minimum offering requirement for the Company`s continuous public offering of $2.5 million.

The following table summarizes transactions with respect to shares of the Company’s common stock during the three and nine months ended September 30, 2021:

	For the Three Months Ended September 30, 2021
	Class S		Class D		Class I		Total
($ in thousands, except share amounts)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Shares/gross proceeds from the continuous public offering	14,647,167	$137,884	3,735,226	$34,766	26,527,911	$246,709	44,910,304	$419,359
Reinvestment of distributions	44,239	410	39,323	365	112,188	1,044	195,750	1,819
Repurchased shares	—	—	(5,933)	(55)	(31,254)	(291)	(37,187)	(346)

Total shares/gross proceeds	14,691,406	138,294	3,768,616	35,076	26,608,845	247,462	45,068,867	420,832
Sales load	—	(1,666)	—	(65)	—	—	—	(1,731)

Total shares/net proceeds	14,691,406	$136,628	3,768,616	$35,011	26,608,845	$247,462	45,068,867	$419,101

	For the Nine Months Ended September 30, 2021
	Class S		Class D		Class I		Total
($ in thousands, except share amounts)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Shares/gross proceeds from the continuous public offering	17,515,705	$164,931	7,103,293	$65,958	41,510,484	$385,557	66,129,482	$616,446
Reinvestment of distributions	51,782	480	51,667	479	138,020	1,283	241,469	2,242
Repurchased shares	—	—	(5,933)	(55)	(31,254)	(291)	(37,187)	(346)

Total shares/gross proceeds	17,567,487	165,411	7,149,027	66,382	41,617,250	386,549	66,333,764	618,342
Sales load	—	(2,133)	—	(65)	—	—	—	(2,198)

Total shares/net proceeds	17,567,487	$163,278	7,149,027	$66,317	41,617,250	$386,549	66,333,764	$616,144

In accordance with the Company’s share pricing policy, the Company will modify its public offering prices to the extent necessary to comply with the requirements of the 1940 Act, including the requirement that it not sell shares at a net offering price below the net asset value per share unless the Company obtains the requisite approval from its shareholders.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

The changes to the Company’s offering price per share since the commencement of the Company’s initial continuous public offering and associated effective dates of such changes were as follows:

Class S
Effective Date	Net Offering Price (per share)	Maximum Upfront Sales Load (per share)	Maximum Offering Price (per share)
March 1, 2021	$9.26	$0.32	$9.58
April 1, 2021	$9.26	$0.32	$9.58
May 1, 2021	$9.26	$0.32	$9.58
June 1, 2021	$9.28	$0.32	$9.60
July 1, 2021	$9.30	$0.33	$9.63
August 1, 2021	$9.30	$0.33	$9.63
September 1, 2021	$9.30	$0.33	$9.63

Class D
Effective Date	Net Offering Price (per share)	Maximum Upfront Sales Load (per share)	Maximum Offering Price (per share)
March 1, 2021	$9.26	$0.14	$9.40
April 1, 2021	$9.26	$0.14	$9.40
May 1, 2021	$9.25	$0.14	$9.39
June 1, 2021	$9.27	$0.14	$9.41
July 1, 2021	$9.29	$0.14	$9.43
August 1, 2021	$9.29	$0.14	$9.43
September 1, 2021	$9.29	$0.14	$9.43

Class I
Effective Date	Net Offering Price (per share)	Maximum Upfront Sales Load (per share)	Maximum Offering Price (per share)
Initial offering price	$10.00	$—	$10.00
March 1, 2021	$9.26	$—	$9.26
April 1, 2021	$9.26	$—	$9.26
May 1, 2021	$9.26	$—	$9.26
June 1, 2021	$9.28	$—	$9.28
July 1, 2021	$9.30	$—	$9.30
August 1, 2021	$9.30	$—	$9.30
September 1, 2021	$9.30	$—	$9.30

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

Distributions

The Board authorizes and declares monthly distribution amounts per share of common stock, payable monthly in arrears. The following table presents cash distributions per share that were declared during the nine months ended September 30, 2021:

	Class S common stock distributions		Class D common stock distributions		Class I common stock distributions
($ in thousands)	Per Share(1)	Amount	Per Share(1)	Amount	Per Share(1)	Amount
2021
March 31, 2021	$—	$—	$0.05	$16	$0.05	$194
April 30, 2021	0.05	33	0.05	54	0.05	418
May 31, 2021	0.05	91	0.05	101	0.05	558
June 30, 2021	0.05	129	0.05	168	0.05	839
July 31, 2021	0.05	294	0.05	222	0.05	1,116
August 31, 2021	0.05	432	0.05	270	0.05	1,648
September 30, 2021	0.05	789	0.05	354	0.05	2,209

Total	$0.30	$1,768	$0.35	$1,185	$0.35	$6,982

(1)	Distributions per share are gross of shareholder servicing fees.

On February 23, 2021 the Company’s Board declared regular monthly distributions for March 2021 through June 2021. The regular monthly cash distributions, each in the gross amount of $0.05145833 per share, are payable on April 28, 2021, May 28, 2021, June 28, 2021 and July 29, 2021 to shareholders of records as of March 31, 2021, April 30, 2021, May 31, 2021 and June 30, 2021, respectively.

On May 5, 2021, the Company’s Board declared regular monthly distributions for July 2021 through September 2021. The regular monthly cash distributions, each in the gross amount of $0.05145833 per share, are payable on August 27, 2021, September 28, 2021, and October 28, 2021 to shareholders of records as of July 31, 2021, August 31, 2021, and September 30, 2021, respectively.

On August 3, 2021, the Company’s Board declared regular monthly distributions for October 2021 through December 2021. The regular monthly cash distributions, each in the gross amount of $0.05145833 per share, are payable on November 30, 2021, December 31, 2021, and January 31, 2022 to shareholders of records as of October 31, 2021, November 30, 2021, and December 31, 2021, respectively.

On September 13, 2021, the Company’s Board declared special monthly distributions for October 2021 through December 2021. The special monthly cash distributions, each in the gross amount of $0.00144722, $0.00289444, and $0.00434166 per share, are payable on November 30, 2021, December 29, 2021, and January 31, 2022 to shareholders of records as of October 31, 2021, November 30, 2021, and December 31, 2021, respectively.

The Company has adopted a distribution reinvestment plan pursuant to which shareholders (except for residents of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Oklahoma, Oregon, Vermont and Washington and clients of participating broker-dealers that do not permit automatic enrollment in the distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of the Company’s same class of common stock to which the distribution relates unless they elect to receive their distributions in cash. The Company expects to use newly issued shares to implement the distribution reinvestment plan.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

The Company may fund its cash distributions to shareholders from any source of funds available to the Company, including but not limited to offering proceeds, net investment income from operations, capital gains proceeds from the sale of assets, dividends or other distributions paid to it on account of preferred and common equity investments in portfolio companies and expense support from the Adviser, which is subject to recoupment. In no event, however, will funds be advanced or borrowed for the purpose of distributions, if the amount of such distributions would exceed the Company’s accrued and received revenues for the previous four quarters, less paid and accrued operating expenses with respect to such revenues and costs.

Through September 30, 2021, a portion of the Company’s distributions resulted from expense support from the Adviser, and future distributions may result from expense support from the Adviser, each of which is subject to repayment by the Company within three years from the date of payment. The purpose of this arrangement is to avoid distributions being characterized as a return of capital for U.S. federal income tax purposes. Shareholders should understand that any such distribution is not based on the Company’s investment performance, and can only be sustained if the Company achieves positive investment performance in future periods and/or the Adviser continues to provide expense support. Shareholders should also understand that the Company’s future repayments of expense support will reduce the distributions that they would otherwise receive. There can be no assurance that the Company will achieve the performance necessary to sustain these distributions, or be able to pay distributions at all.

Sources of distributions, other than net investment income and realized gains on a U.S. GAAP basis, include required adjustments to U.S. GAAP net investment income in the current period to determine taxable income available for distributions. The following table reflects the sources of cash distributions on a U.S. GAAP basis that the Company has declared on its shares of common stock during the nine months ended September 30, 2021:

	Nine Months Ended September 30, 2021
Source of Distribution(2)	Per Share(1)	Amount	Percentage
($ in thousands, except per share amounts)
Net investment income	$0.28	$8,269	83.2%
Net realized gain (loss) on investments	0.03	922	9.3
Distributions in excess of net investment income	0.03	744	7.5

Total	$0.34	$9,935	100.0%

(1)	Distributions per share are gross of shareholder servicing fees.
(2)	Data in this table is presented on a consolidated basis. Refer to Note 11 “Financial Highlights” for amounts by share class.

Share Repurchases

The Board has complete discretion to determine whether the Company will engage in any share repurchase, and if so, the terms of such repurchase. At the discretion of the Board, the Company may use cash on hand, cash available from borrowings, and cash from the sale of its investments as of the end of the applicable period to repurchase shares.

The Company has commenced a share repurchase program pursuant to which the Company intends to conduct quarterly repurchase offers to allow its shareholders to tender their shares at a price equal to the net offering price per share for the applicable class of shares on each date of repurchase.

All shares purchased by the Company pursuant to the terms of each offer to repurchase will be retired and thereafter will be authorized and unissued shares.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

The Company intends to limit the number of shares to be repurchased in each quarter to no more than 5.00% of its’ outstanding shares of common stock.

Any periodic repurchase offers are subject in part to the Company’s available cash and compliance with the BDC and RIC qualification and diversification rules promulgated under the 1940 Act and the Code, respectively. While the Company intends to continue to conduct quarterly tender offers as described above, the Company is not required to do so and may suspend or terminate the share repurchase program at any time.

Offer Date	Class	Tender Offer Expiration	Tender Offer	Purchase Price per Share	Shares Repurchased
August 25, 2021	D	September 30, 2021	$55	$9.31	5,933
August 25, 2021	I	September 30, 2021	$291	$9.32	31,254

Note 9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per common share for the three and nine months ended September 30, 2021:

	Three Months Ended September 30, 2021			Nine Months Ended September 30, 2021
($ in thousands, except per share amounts)	Class S common stock	Class D common stock	Class I common stock	Class S common stock	Class D common stock	Class I common stock
Increase (decrease) in net assets resulting from operations	$1,946	$1,057	$6,132	$2,290	$1,490	$8,427
Weighted average shares of common stock outstanding —basic and diluted	11,160,688	5,670,041	31,988,535	4,363,627	2,654,462	15,343,528
Earnings (loss) per common share— basic and diluted	$0.17	$0.19	$0.19	$0.52	$0.56	$0.55

Note 10. Income Taxes

The Company has elected to be treated as a RIC under Subchapter M of the Code, and intends to operate in a manner so as to qualify for the tax treatment applicable to RICs. To qualify for tax treatment as a RIC thereafter, the Company must, among other things, distribute to its shareholders in each taxable year generally at least 90% of the Company’s investment company taxable income, as defined by the Code, and net tax-exempt income for that taxable year. To maintain tax treatment as a RIC, the Company, among other things, intends to make the requisite distributions to its shareholders, which generally relieves the Company from corporate-level U.S. federal income taxes.

Depending on the level of taxable income earned in a tax year, the Company can be expected to carry forward taxable income (including net capital gains, if any) in excess of current year dividend distributions from the current tax year into the next tax year and pay a nondeductible 4% U.S. federal excise tax on such taxable income, as required. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such income, the Company will accrue excise tax on estimated excess taxable income.

For the three and nine months ended September 30, 2021, the Company did not record an expense for U.S. federal excise tax.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

Note 11. Financial Highlights

The following are the financial highlights for a common share outstanding during the nine months ended September 30, 2021:

	For the Nine Months Ended September 30, 2021
($ in thousands, except share and per share amounts)	Class S common stock(7)	Class D common stock(7)	Class I common stock
Per share data:
Net asset value, at beginning of period	$9.26	$9.26	$9.44
Results of operations:
Net investment income (loss)(1)	0.34	0.37	0.38
Net realized and unrealized gain (loss)(2)	0.02	0.04	(0.14)

Net increase (decrease) in net assets resulting from operations	$0.36	$0.41	$0.24

Shareholder distributions:
Distributions from net investment income(3)	(0.25)	(0.29)	(0.29)
Distributions from net realized gains(3)	(0.03)	(0.04)	(0.03)
Distributions in excess of net investment income(3)	(0.02)	(0.02)	(0.03)

Net decrease in net assets from shareholders’ distributions	$(0.30)	$(0.35)	$(0.35)

Total increase (decrease) in net assets	0.06	0.06	(0.11)

Net asset value, at end of period	$9.32	$9.32	$9.33

Total Return(4)	3.5%	4.4%	2.6%

Ratios
Ratio of net expenses to average net assets(5)(6)	7.3%	7.1%	6.3%
Ratio of net investment income to average net assets(6)	5.1%	5.3%	5.5%
Portfolio turnover rate	87.6%	87.6%	87.6%

Supplemental Data
Weighted-average shares outstanding	4,363,627	2,654,462	15,343,528
Shares outstanding, end of period	17,567,487	7,149,027	42,917,350
Net assets, end of period	$163,800	$66,622	$400,267

(1)	The per share data was derived using the weighted average shares outstanding during the period.
(2)

The amount shown at this caption is the balancing amount derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the period may not agree with the change in the aggregate gains and losses in portfolio securities for the period because of the timing of sales of the Company’s shares in relation to fluctuating market values for the portfolio.

(3)	The per share data was derived using actual shares outstanding at the date of the relevant transaction.
(4)

Total return is not annualized. An investment in the Company is subject to maximum upfront sales load of 3.5% and 1.5% for Class S and Class D common stock, respectively, of the offering price, which will reduce the amount of capital available for investment. Class I common stock is not subject to upfront sales load. Total return displayed is net of all fees, including all operating expenses such as management fees, incentive fees, general and administrative expenses, organization and amortized offering expenses, and interest

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

expenses. Total return is calculated as the change in net asset value (“NAV”) per share (assuming dividends and distributions, if any, are reinvested in accordance with the Company’s dividend reinvestment plan), if any, divided by the beginning NAV per share (which for the purposes of this calculation is equal to the net offering price in effect at that time).
(5)

Operating expenses may vary in the future based on the amount of capital raised, the Adviser’s election to continue expense support, and other unpredictable variables. For the nine months ended September 30, 2021, the total operating expenses to average net assets were 7.4%, 8.0% and 8.0%, for Class S, Class D, and Class I common stock, respectively, prior to management fee waivers, expense support provided by the Adviser, and expense recoupment paid to the Adviser, if any. Past performance is not a guarantee of future results.

(6)	The ratio reflects an annualized amount, except in the case of non-recurring expenses (e.g., initial organization expenses) and offering expenses.
(7)	Class S common stock shares were first issued on April 1, 2021. Class D common stock shares were first issued on March 1, 2021.

Note 12. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date of issuance. There are no subsequent events to disclose except for the following:

On November 2, 2021, the Company’s Board declared regular monthly distributions for January 2022 through March 2022. The regular monthly cash distributions, each in the gross amount of $0.05580000 per share, are payable on February 28, 2022, March 31, 2022, and April 29, 2022 to shareholders of records as of 9 PM EST on January 31, 2022, February 28, 2022, and March 31, 2022, respectively.

As of November 12, 2021, the Company has issued 29,818,604 shares of its Class S common stock, 13,828,329 shares of its Class D common stock, and 58,919,835 shares of its Class I common stock and has raised total gross proceeds of $280.3 million, $128.6 million, and $548.7 million, respectively, including seed capital of $1,000 contributed by its Adviser in September 2020 and approximately $25.0 million in gross proceeds raised from Feeder FIC Equity. In addition, as of November 12, 2021, the Company has received $281 million in subscription payments which the Company accepted on November 1, 2021 and which is pending the Company’s determination of the net asset value per share applicable to such purchase.

On October 5, 2021, Core Income Funding II LLC (“Core Income Funding II”), a Delaware limited liability company and the Company’s newly formed subsidiary entered into a loan and financing and servicing agreement (the “SPV Asset Facility II”), with Core Income Funding II, as borrower, the Company, as equityholder and service provider, the lenders from time to time parties thereto, Deutsche Bank AG, New York Branch, as Facility Agent, State Street Bank and Trust Company, as collateral agent, and Alter Domus (US) LLC as collateral custodian.

From time to time, the Company expects to sell and contribute certain loan assets to Core Income Funding II pursuant to a Sale and Contribution Agreement by and between the Company and Core Income Funding II. No gain or loss will be recognized as a result of the contribution. Proceeds from the SPV Asset Facility II will be used to finance the origination and acquisition of eligible assets by Core Income Funding II, including the purchase of such assets from the Company. The Company retains a residual interest in assets contributed to or acquired by Core Income Funding II through the Company’s ownership of Core Income Funding II. The maximum principal amount of the SPV Asset Facility II is $500 million; the availability of this amount is subject to the borrowing base, which is determined on the basis of the value and types of Core Income Funding II’s

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements (Unaudited) — Continued

assets from time to time, and satisfaction of certain conditions, including interest spread and weighted average coupon tests, certain concentration limits and collateral quality tests.

The SPV Asset Facility II provides for the ability to borrow, reborrow, repay and prepay advances under the SPV Asset Facility II for a period of up to three years after the Closing Date unless such period is extended or accelerated under the terms of the SPV Asset Facility II (the “Revolving Period”). Unless otherwise extended, accelerated or terminated under the terms of the SPV Asset Facility II, the SPV Asset Facility II will mature on the date that is two years after the last day of the Revolving Period (the “Facility Termination Date”). Prior to the Facility Termination Date, proceeds received by Core Income Funding II from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding advances, and the excess may be returned to the Company, subject to certain conditions. On the Facility Termination Date, Core Income Funding II must pay in full all outstanding fees and expenses and all principal and interest on outstanding advances, and the excess may be returned to the Company.

Amounts drawn under the SPV Asset Facility II bear interest at LIBOR (or, in the case of certain Lenders that are commercial paper conduits, the lower of (a) their cost of funds and (b) LIBOR, such LIBOR not to be lower than zero) plus a spread equal to 2.00% per annum, which spread will increase (a) on and after the end of the Revolving Period by 0.15% per annum if no event of default has occurred and (b) by 2.00% per annum upon the occurrence of an event of default (such spread, the “Applicable Margin”). LIBOR may be replaced as a base rate under certain circumstances. During the Revolving Period, Core Income Funding II will pay an undrawn fee ranging from 0.00% to 0.25% per annum on the undrawn amount, if any, of the revolving commitments in the SPV Asset Facility. During the Revolving Period, if the undrawn commitments are in excess of a certain portion (initially 12.5% and increasing in stages to 25%, 50% and 75%) of the total commitments under the SPV Asset Facility II, Core Income Funding II will also pay a make-whole fee equal to the Applicable Margin multiplied by such excess undrawn commitment amount, reduced by the undrawn fee payable on such excess. Core Income Funding II will also pay Deutsche Bank AG, New York Branch, certain fees (and reimburse certain expenses) in connection with its role as facility agent. The SPV Asset Facility II contains customary covenants, including certain financial maintenance covenants, limitations on the activities of Core Income Funding II, including limitations on incurrence of incremental indebtedness, and customary events of default. The SPV Asset Facility II is secured by a perfected first priority security interest in the assets of Core Income Funding II and on any payments received by Core Income Funding II in respect of those assets. Assets pledged to the Lenders will not be available to pay the Company’s debts.

Borrowings of Core Income Funding II are considered the Company’s borrowings for purposes of complying with the asset coverage requirements under the Investment Company Act of 1940, as amended.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Owl Rock Core Income Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of assets and liabilities of Owl Rock Core Income Corp. and subsidiary (the Company), including the consolidated schedule of investments, as of December 31, 2020, the related consolidated statements of operations, changes in net assets, and cash flows for the period from November 10, 2020 (commencement of operations) to December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from November 10, 2020 to December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Such procedures also included confirmation of securities owned as of December 31, 2020, by correspondence with custodians, agents, or by other appropriate auditing procedures. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2020.

New York, New York

March 15, 2021

Owl Rock Core Income Corp.

Consolidated Statement of Assets and Liabilities

(Amounts in thousands, except share and per share amounts)

December 31, 2020
Assets
Investments at fair value (amortized cost of $14,378)	$14,376
Cash	8,153
Interest receivable	60
Prepaid expenses and other assets	21

Total Assets	$22,610

Liabilities
Debt	$10,000
Payables to affiliates	191
Accrued expenses and other liabilities	146

Total Liabilities	10,337

Commitments and contingencies (Note 7)
Net Assets
Class S Common shares $0.01 par value, 1,000,000,000 shares authorized; 0 shares issued and outstanding	—
Class D Common shares $0.01 par value, 1,000,000,000 shares authorized; 0 shares issued and outstanding	—
Class I Common shares $0.01 par value, 1,000,000,000 shares authorized; 1,300,100 shares issued and outstanding	13
Additional paid-in-capital	12,420
Total distributable earnings (losses)	(160)

Total Net Assets(1)	12,273

Total Liabilities and Net Assets	$22,610

Net Asset Value Per Class I Share	$9.44

(1)	Total net assets presented relates to the net assets of Class I common stock as Class I is the only share class outstanding as of December 31, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Core Income Corp.

Consolidated Statements of Operations

(Amounts in thousands, except share and per share amounts)

Year Ended December 31, 2020(1)(2)
Investment Income
Investment income from non-controlled, non-affiliated investments:
Interest income	$60
Dividend income	2
Other income	7

Total investment income from non-controlled, non-affiliated investments	69

Total Investment Income	69

Operating Expenses
Initial organization	195
Interest expense	4
Management fees	14
Professional fees	144
Directors’ fees	215
Other general and administrative	237

Total Operating Expenses	809
Management fees waived (Note 3)	(14)

Net Operating Expenses	795

Net Investment Income (Loss)	$(726)

Net Realized and Change in Unrealized Gain (Loss)
Net change in unrealized gain (loss):
Non-controlled, non-affiliated investments	$(2)

Total Net Change in Unrealized Gain (Loss)	(2)

Total Net Realized and Change in Unrealized Gain (Loss)	(2)

Net Increase (Decrease) in Net Assets Resulting from Operations Per Share of Class I Common Stock	$(728)

Earnings Per Share — Basic and Diluted Per Share of Class I Common Stock	$(0.71)

Weighted Average Shares of Class I Common Stock Outstanding — Basic and Diluted	1,030,869

(1)	The Company commenced operations on November 10, 2020.
(2)	Per share data is related to Class I shares as Class I is the only share class outstanding as of December 31, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Core Income Corp.

Consolidated Schedule of Investments

As of December 31, 2020

(Amounts in thousands, except per share amounts)

Company(1)(2)(3)(14)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(4)(5)	Fair Value	Percentage of Net Assets
Non-controlled/non-affiliated portfolio company investments
Debt Investments(6)

Business services
Hercules Borrower, LLC(dba The Vincit Group)(9)	First lien senior secured loan	L + 6.50%	12/15/2026	$822	$810	$810	6.6%
Hercules Borrower LLC (dba The Vincit Group)(11)(12)	First lien senior secured revolving loan	L + 6.50%	12/15/2026	—	(1)	(1)	—
Hercules Buyer, LLC (dba The Vincit Group)(15)	Unsecured notes	0.48% (PIK)	12/14/2029	22	22	22	0.1

				844	831	831	6.7%
Chemicals
Aruba Investments Holdings LLC (dba Angus Chemical Company)(9)	Second lien senior secured loan	L + 7.75%	11/24/2028	1,000	985	984	8.0%

				1,000	985	984	8.0%
Consumer products
Olaplex, Inc.(7)	First lien senior secured loan	L + 6.50%	1/8/2026	994	984	984	8.0%

				994	984	984	8.0%
Distribution
Individual Foodservice Holdings, LLC(9)	First lien senior secured loan	L + 6.25%	11/22/2025	1,318	1,298	1,298	10.6%
Individual Foodservice Holdings, LLC(11)(12)(13)	First lien senior secured delayed draw term loan	L + 6.25%	6/30/2022	—	(1)	(1)	—
Individual Foodservice Holdings, LLC(9)(11)	First lien senior secured revolving loan	L + 6.25%	11/22/2024	19	17	17	0.1

				1,337	1,314	1,314	10.7%
Financial Services
AxiomSL Group, Inc.(8)	First lien senior secured loan	L + 6.50%	12/3/2027	1,788	1,761	1,761	14.3%
AxiomSL Group, Inc.(11)(12)	First lien senior secured revolving loan	L + 6.50%	12/3/2025	—	(3)	(3)	—

				1,788	1,758	1,758	14.3%
Healthcare equipment and services
Packaging Coordinators Midco, Inc.(9)	Second lien senior secured loan	L + 8.25%	11/30/2028	2,418	2,370	2,370	19.3%

				2,418	2,370	2,370	19.3%
Healthcare providers and services
Refresh Parent Holdings, Inc.(8)	First lien senior secured loan	L + 6.50%	12/9/2026	1,198	1,180	1,180	9.6
Refresh Parent Holdings, Inc.(11)(12)(13)	First lien senior secured delayed draw term loan	L + 6.50%	6/9/2022	—	(1)	(1)	—
Refresh Parent Holdings, Inc.(8)(11)	First lien senior secured revolving loan	L + 6.50%	12/9/2026	41	39	39	0.3

				1,239	1,218	1,218	9.9%
Internet software and services
BCTO BSI Buyer, Inc. (dba Buildertrend)(8)	First lien senior secured loan	L + 7.00%	12/23/2026	893	884	884	7.2%
BCTO BSI Buyer, Inc. (dba Buildertrend)(11)(12)	First lien senior secured revolving loan	L + 7.00%	12/23/2026	—	(1)	(1)	—
BCPE Nucleon (DE) SPV, LP(8)	First lien senior secured loan	L + 7.00%	9/24/2026	1,500	1,478	1,478	12.0

				2,393	2,361	2,361	19.2%

Owl Rock Core Income Corp.

Consolidated Schedule of Investments (Continued)

As of December 31, 2020

(Amounts in thousands, except per share amounts)

Company(1)(2)(3)(14)	Investment	Interest	Maturity Date	Par / Units	Amortized Cost(4)(5)	Fair Value	Percentage of Net Assets
Manufacturing
Gloves Buyer, Inc. (dba Protective Industrial Products)(7)	Second lien senior secured loan	L + 8.25%	12/28/2028	900	878	878	7.2%

				900	878	878	7.2%
Telecommunications
Park Place Technologies, LLC(7)	First lien senior secured loan	L + 5.00%	11/10/2027	1,000	960	960	7.8%

				1,000	960	960	7.8%

Total non-controlled/non-affiliated portfolio company debt investments				$13,913	$13,659	$13,658	111.1%

Equity Investments
Business services
Hercules Buyer, LLC (dba The Vincit Group)(10)(15)	Common Units	N/A	N/A	10,000	10	10	—%

				10,000	10	10	—%
Healthcare equipment and services
KPCI Holdings, L.P.(10)	LP Interest	N/A	N/A	313	313	313	2.6%

				313	313	313	2.6%
Healthcare providers and services
Restore OMH Intermediate Holdings, Inc.(10)	Senior Preferred Stock	N/A	N/A	30	296	295	2.4%

				30	296	295	2.4%
Manufacturing
Gloves Holding, LP (dba Protective Industrial Products)(10)	LP Interest	N/A	N/A	100	100	100	0.8%

				100	100	100	0.8%

Total non-controlled/non-affiliated portfolio company equity investments					$719	$718	5.8%

Total Investments					$14,378	$14,376	116.9%

(1)	Certain portfolio company investments are subject to contractual restrictions on sales.
(2)

Unless otherwise indicated, all investments are non-controlled, non-affiliated investments. Non-controlled, non-affiliated investments are defined as investments in which the Company owns less than 5% of the portfolio company’s outstanding voting securities and does not have the power to exercise control over the management or policies of such portfolio company.

(3)	Unless otherwise indicated, all investments are considered Level 3 investments.
(4)

As of December 31, 2020, the net estimated unrealized loss on investments for U.S. federal income tax purposes was $2 thousand based on a tax cost basis of $14.4 million. As of December 31, 2020, the estimated aggregate gross unrealized loss for U.S. federal income tax purposes was $2 thousand.

(5)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(6)

Unless otherwise indicated, loan contains a variable rate structure, and may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR) or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate), at the borrower’s option, and which reset periodically based on the terms of the loan agreement.

(7)	The interest rate on these loans is subject to 1 month LIBOR, which as of December 31, 2020 was 0.14%.
(8)	The interest rate on these loans is subject to 3 month LIBOR, which as of December 31, 2020 was 0.24%.
(9)	The interest rate on these loans is subject to 6 month LIBOR, which as of December 31, 2020 was 0.26%

Owl Rock Core Income Corp.

Consolidated Schedule of Investments) (Continued)

As of December 31, 2020

(Amounts in thousands, except per share amounts)

(10)

Security acquired in transaction exempt from registration under the Securities Act of 1933, and may be deemed to be “restricted security” under the Securities Act. As of December 31, 2020, the aggregate fair value of these securities is $ 0.7 million, or 5.8% of the Company’s net assets. The acquisition dates of the restricted securities are as follows:

Portfolio Company	Investment	Acquisition Date
Hercules Buyer LLC	Common Units	December 15, 2020
KPCI Holdings, L.P.	LP Interest	November 30, 2020
Restore OMH Intermediate Holdings, Inc.	Senior Preferred Stock	December 9, 2020
Gloves Holding, LP (dba Protective Industrial Products)	LP Interest	December 29, 2020

(11)	Position or portion thereof is an unfunded loan commitment. See Note 7 “Commitments and Contingencies”.
(12)

The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value is the result of the capitalized discount on the loan.

(13)	The date disclosed represents the commitment period of the unfunded term loan. Upon expiration of the commitment period, the funded portion of the term loan may be subject to a longer maturity date.
(14)

Represents co-investment made with the Company’s affiliates in accordance with the terms of exemptive relief that the Company received from the U.S. Securities and Exchange Commission. See Note 3 “Agreements and Related Party Transactions.”

(15)	We invest in this portfolio company through underlying blocker entities Hercules Blocker 1 LLC, Hercules Blocker 2 LLC, Hercules Blocker 3 LLC, Hercules Blocker 4 LLC, and Hercules Blocker 5 LLC.

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Core Income Corp.

Consolidated Statement of Changes in Net Assets

	Par Value
($ in thousands)	Common Stock Class S	Common Stock Class D	Common Stock Class I	Additional Paid-in Capital	Accumulated Deficit and Cumulative Distributions	Total Net Assets
Balance as of November 10, 2020 (commencement of operations)	$—	$—	$—	$1	$—	$1
Net investment income (loss)	—	—	—		(726)	(726)
Net change in unrealized gain (loss)	—	—	—		(2)	(2)
Common stock issued	—	—	13	12,987	—	13,000

Balance as of December 31, 2020	$—	$—	$13	$12,988	$(728)	$12,273

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Core Income Corp.

Consolidated Statements of Cash Flows

(Amounts in thousands)

Year Ended December 31, 2020(1)
Cash Flows from Operating Activities
Net Increase (Decrease) in Net Assets Resulting from Operations	$(728)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Purchases of investments, net	(14,646)
Proceeds from investments and investment repayments, net	270
Net change in unrealized (gain) loss on investments	2
Net amortization of discount on investments	(2)
(Increase) decrease in interest receivable	(60)
(Increase) decrease in prepaid expenses and other assets	(21)
Increase (decrease) in payables to affiliates	191
Increase (decrease) in accrued expenses and other liabilities	146

Net cash used in operating activities	(14,848)

Cash Flows from Financing Activities
Borrowings on debt	10,000
Proceeds from issuance of common shares	13,001

Net cash provided by financing activities	23,001

Net increase (decrease) in cash	8,153
Cash, beginning of period	—

Cash, end of period	$8,153

(1)	The Company commenced operations on November 10, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Business

Owl Rock Core Income Corp., (“Owl Rock” or the “Company”) is a Maryland corporation formed on April 22, 2020. The Company was formed primarily to originate and make loans to, and make debt and equity investments in, U.S. middle market companies. The Company’s investment objective is to generate current income and to a lesser extent, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. The Company intends to invest in senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity and equity-related securities which include common and preferred stock, securities convertible into common stock, and warrants. The Company may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets, including the high yield and large syndicated loan markets, which are often referred to as “junk” investments. Once the Company raises sufficient capital, the target credit investments will typically have maturities between three and ten years and generally range in size between $10 million and $125 million, although the investment size will vary with the size of the Company’s capital base. Prior to raising sufficient capital, the Company may make a greater number of investments in syndicated loan opportunities than it otherwise would expect to make in the future.

The Company is an externally managed closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company intends to elect to be treated for federal income tax purposes, and intends to qualify annually thereafter, as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

In November 2020, the Company commenced operations and made its first portfolio company investment. On October 23, 2020, the Company formed a wholly-owned subsidiary, OR Lending IC LLC, a Delaware limited liability company. From time to time the Company may form wholly-owned subsidiaries to facilitate the normal course of business.

The Company is managed by Owl Rock Capital Advisors LLC (the “Adviser”). The Adviser is an indirect subsidiary of Owl Rock Capital Partners LP (“Owl Rock Capital Partners”). The Adviser is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). Subject to the overall supervision of the Company’s Board, the Adviser manages the day-to-day operations of, and provides investment advisory and management services to, the Company.

The Company has received an exemptive order that permits it to offer multiple classes of shares of common stock and to impose asset-based servicing and distribution fees and early withdrawal fees. The Company offers on a best efforts, continuous basis up to $2,500,000,000 in any combination of amount of shares of Class S, Class D, and Class I common stock. The share classes have different upfront selling commissions and ongoing servicing fees. Each class of common stock is offered through Owl Rock Capital Securities LLC (d/b/a Owl Rock Securities) (the “Dealer Manager”). The Dealer Manager is entitled to receive upfront selling commissions of up to 3.50% of the offering price of each Class S share sold in the offering and 1.50% of the offering price of each Class D share sold. Class I shares are not subject to upfront selling commissions. Any upfront selling commissions for the Class S shares and Class D shares sold in the offering will be deducted from the purchase price. Class S, Class D and Class I shares will be offered at initial purchase prices per shares of $10.35, $10.15 and $10.00, respectively. Thereafter, the purchase price per share for each class of common stock will vary and will not be sold at a price below the Company’s net asset value per share of such class, as determined in accordance with the Company’s share pricing policy, plus applicable upfront selling commissions.

On December 23, 2020, Owl Rock Capital Group, LLC (“Owl Rock Capital Group”), the parent of the Adviser (and a subsidiary of Owl Rock Capital Partners), and Dyal Capital Partners (“Dyal”) announced they are

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

merging to form Blue Owl Capital, Inc. (“Blue Owl”). Blue Owl will enter the public market via its acquisition by Altimar Acquisition Corporation (NYSE:ATAC) (“Altimar”), a special purpose acquisition company (the “Transaction”). If the Transaction is consummated, there will be no changes to the Company’s investment strategy or the Adviser’s investment team or investment process with respect to the Company; however, the Transaction will result in a change in control of the Adviser, which will be deemed an assignment of the Investment Advisory Agreement in accordance with the 1940 Act. As a result, the Board and the Company’s shareholders, after considering the Transaction and subsequent change in control, has determined that upon consummation of the Transaction, the Company should enter into an amended and restated investment advisory agreement with the Adviser on terms that are identical to the Investment Advisory Agreement. The Board also determined that upon consummation of the Transaction, the Company should enter into an amended and restated administration agreement with the Adviser on terms that are identical to the Administration Agreement. See “Item 1. Business — The Adviser and Administrator — Owl Rock Capital Advisors LLC.”

On September 30, 2020, the Adviser purchased 100 shares of the Company’s Class I common stock at $10.00 per share, which represents the initial public offering price. The Adviser will not tender these shares for repurchase as long as Owl Rock Capital Advisors LLC remains the investment adviser of Owl Rock Core Income Corp. There is no current intention for Owl Rock Capital Advisors LLC to discontinue its role. On October 15, 2020, the Company received a subscription agreement, totaling $25.0 million for the purchase of Class I common shares of its common stock from Owl Rock Feeder FIC ORCIC Equity LLC (“Feeder FIC Equity”. The shares purchased by the Adviser and Feeder FIC Equity are subject to a lock-up pursuant to FINRA Rule 5110(e)(1) for a period of 180 days from the date of commencement of sales in the offering, and the Adviser, Feeder FIC Equity, and their permitted assigns may not engage in any transaction that would result in the effective economic disposition of the Class I shares.

The Company commenced a continuous public offering of up to $2,500,000,000 in any combination of amount of shares of Class S, Class D, and Class I shares of its common stock on November 12, 2020. On November 12, 2020, the Company sold 700,000 shares pursuant to the subscription agreement and met the minimum offering requirement for its continuous public offering of $2.5 million. The purchase price of these shares sold in the private placement was $10.00 per share. Since meeting the minimum offering requirement and commencing its continuous public offering through December 31, 2020, the Company has issued 1,300,100 shares of Class I common stock for gross proceeds of $13.0 million, including $1,000 of seed capital contributed by its Adviser in September 2020 and approximately $13.0 million in gross proceeds raised in the private placement from Feeder FIC Equity. As of February 28, 2021, the Company has issued 1,300,100 shares of its Class I common stock and has raised total gross proceeds of $13.0 million, including seed capital of $1,000 contributed by its Adviser in September 2020 and approximately $13.0 million in gross proceeds raised from Feeder FIC Equity. In addition, as of March 15, 2021, the Company has received $13.9 million in subscription payments which the Company accepted on March 1, 2021 and which are being held in an escrow account for its subscribers’ benefit pending the Company’s determination of the net asset value per share applicable to such purchase.

As of December 31, 2020, there were no shares of Class S or Class D common stock outstanding.

Note 2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company is an investment company and, therefore, applies the specialized accounting and reporting guidance in Accounting Standards Codification

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

(“ASC”) Topic 946, Financial Services — Investment Companies. In the opinion of management, all adjustments considered necessary for the fair presentation of the consolidated financial statements, have been included. The Company’s fiscal year ends on December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual amounts could differ from those estimates and such differences could be material.

Cash

Cash consists of deposits held at a custodian bank. Cash is carried at cost, which approximates fair value. The Company deposits its cash with highly-rated banking corporations and, at times, may exceed the insured limits under applicable law.

Investments at Fair Value

Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds received and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.

Investments for which market quotations are readily available are typically valued at the bid price of those market quotations. To validate market quotations, the Company utilizes a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available, as is the case for substantially all of the Company’s investments, are valued at fair value as determined in good faith by the Board, based on, among other things, the input of the Adviser, the Company’s audit committee, and independent third-party valuation firm(s) engaged at the direction of the Board.

As part of the valuation process, the Board takes into account relevant factors in determining the fair value of the Company’s investments, including: the estimated enterprise value of a portfolio company (i.e., the total fair value of the portfolio company’s debt and equity), the nature and realizable value of any collateral, the portfolio company’s ability to make payments based on its earnings and cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, and overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase or sale transaction, public offering or subsequent equity sale occurs, the Board considers whether the pricing indicated by the external event corroborates its valuation.

The Board undertakes a multi-step valuation process, which includes, among other procedures, the following:

•	With respect to investments for which market quotations are readily available, those investments will typically be valued at the bid price of those market quotations;

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

•

With respect to investments for which market quotations are not readily available, the valuation process begins with the independent valuation firm(s) providing a preliminary valuation of each investment to the Adviser’s valuation committee;

•	Preliminary valuation conclusions are documented and discussed with the Adviser’s valuation committee. Agreed upon valuation recommendations are presented to the Audit Committee;

•	The Audit Committee reviews the valuation recommendations and recommends values for each investment to the Board; and

•	The Board reviews the recommended valuations and determines the fair value of each investment.

The Company conducts this valuation process on a quarterly basis.

The Company applies Financial Accounting Standards Board Accounting Standards Codification (“FASB”) 820, Fair Value Measurements (“ASC 820”), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. Market participants are defined as buyers and sellers in the principal or most advantageous market (which may be a hypothetical market) that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820, the Company considers its principal market to be the market that has the greatest volume and level of activity. ASC 820 specifies a fair value hierarchy that prioritizes and ranks the level of observability of inputs used in determination of fair value. In accordance with ASC 820, these levels are summarized below:

•	Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

•	Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfer occurs. In addition to using the above inputs in investment valuations, the Company applies the valuation policy approved by its Board that is consistent with ASC 820. Consistent with the valuation policy, the Company evaluates the source of the inputs, including any markets in which its investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (such as broker quotes), the Company subjects those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment. For example, the Company, or the independent valuation firm(s), reviews pricing support provided by dealers or pricing services in order to determine if observable market information is being used, versus unobservable inputs.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Additionally, the fair value of such investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that may ultimately be realized. Further, such investments are generally less liquid than publicly traded securities and may be subject to contractual and other restrictions on resale. If the Company were required to liquidate a portfolio investment in a forced or liquidation sale, it could realize amounts that are different from the amounts presented and such differences could be material.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected herein.

Rule 2a-5 under the 1940 Act was recently adopted by the SEC and establishes requirements for determining fair value in good faith for purposes of the 1940 Act. We intend to comply with the new rule`s requirements on or before the compliance date in September 2022.

Interest and Dividend Income Recognition

Interest income is recorded on the accrual basis and includes amortization of discounts or premiums. Certain investments may have contractual payment-in-kind (“PIK”) interest or dividends. PIK interest represents accrued interest that is added to the principal amount of the investment on the respective interest payment dates rather than being paid in cash and generally becomes due at maturity. Discounts to par value on securities purchased are amortized into interest income over the contractual life of the respective security using the effective yield method. Premiums to par value on securities purchased are amortized to first call date. The amortized cost of investments represents the original cost adjusted for the amortization of discounts or premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period.

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. If at any point we believe PIK interest is not expected to be realized, the investment generating PIK interest will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest or dividends are generally reversed through interest income. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection. As of December 31, 2020, no investments are on non-accrual status.

Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly-traded portfolio companies.

Other Income

From time to time, the Company may receive fees for services provided to portfolio companies. These fees are generally only available to the Company as a result of closing investments, are normally paid at the closing of the investments, are generally non-recurring, and are recognized as revenue when earned upon closing of the investment. The services that the Adviser provides vary by investment, but can include closing, work, diligence or other similar fees and fees for providing managerial assistance to our portfolio companies.

Organization Expenses

Costs associated with the organization of the Company are expensed as incurred. These expenses consist primarily of legal fees and other costs of organizing the Company.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

Offering Expenses

Costs associated with the offering of common shares of the Company are capitalized as deferred offering expenses and are included in prepaid expenses and other assets in the Consolidated Statements of Assets and Liabilities and are amortized over a twelve-month period from incurrence. These expenses consist primarily of legal fees and other costs incurred in connection with the Company’s continuous public offering of its common shares, the preparation of the Company’s registration statement, and registration fees.

Debt Issuance Costs

The Company records origination and other expenses related to its debt obligations as deferred financing costs. These expenses are deferred and amortized over the life of the related debt instrument. Debt issuance costs are presented on the Consolidated Statements of Assets and Liabilities as a direct deduction from the debt liability. In circumstances in which there is not an associated debt liability amount recorded in the consolidated financial statements when the debt issuance costs are incurred, such debt issuance costs will be reported on the Consolidated Statements of Assets and Liabilities as an asset until the debt liability is recorded.

Reimbursement of Transaction-Related Expenses

The Company may receive reimbursement for certain transaction-related expenses in pursuing investments. Transaction-related expenses, which are generally expected to be reimbursed by the Company’s portfolio companies, are typically deferred until the transaction is consummated and are recorded in prepaid expenses and other assets on the date incurred. The costs of successfully completed investments not otherwise reimbursed are borne by the Company and are included as a component of the investment’s cost basis.

Cash advances received in respect of transaction-related expenses are recorded as cash with an offset to accrued expenses and other liabilities. Accrued expenses and other liabilities are relieved as reimbursable expenses are incurred.

Income Taxes

The Company intends to elect to be treated as a RIC under the Code beginning with the taxable year ended December 31, 2020 and intends to continue to qualify as a RIC. So long as the Company maintains its tax treatment for tax treatment as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Instead, any tax liability related to income earned and distributed by the Company represents obligations of the Company’s investors and will not be reflected in the consolidated financial statements of the Company.

To qualify as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income” for that year, which is generally its ordinary income plus the excess of its realized net short-term capital gains over its realized net long- term capital losses. In order for the Company not to be subject to U.S. federal excise taxes, it must distribute annually an amount at least equal to the sum of (i) 98% of its net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (iii) any net ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years. The Company, at its discretion, may carry forward taxable income in excess of calendar year dividends and pay a 4% nondeductible U.S. federal excise tax on this income.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

The Company evaluates tax positions taken or expected to be taken in the course of preparing its consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof. There were no material uncertain income tax provisions as of December 31, 2020.

Income and Expense Allocations

Income and realized and unrealized capital gains and losses are allocated to each class of shares of the Company on the basis of the aggregate net asset value of that class in relation to the aggregate net asset value of the Company.

Expenses that are common to all share classes are borne by each class of shares based on the net assets of the Company attributable to each class. Expenses that are specific to a class of shares are allocated to such class either directly or through the servicing fees paid pursuant to the Company’s distribution plan. “See Note 3. Agreements and Related Party Transactions — Shareholder Servicing Plan.”

Distributions to Common Shareholders

Distributions to common shareholders are recorded on the record date. The amount to be distributed is determined by the Board is generally based upon the earnings estimated by the Adviser. Net realized long-term capital gains, if any, would be generally distributed at least annual although the Company may decide to retain such capital gains for investment.

Subject to the Company’s board of directors’ discretion and applicable legal restrictions, the Company intends to authorize and declare cash distributions to the Company’s shareholders on a monthly or quarterly basis and pay such distributions on a monthly basis. The per share amount of distributions for Class S, Class D, and Class I shares will differ because of different allocations of class-specific expenses. Specifically, because the ongoing servicing fees are calculated based on the Company’s net asset value for the Company’s Class S and Class D shares, the ongoing service fees will reduce the net asset value or, alternatively, the distributions payable, with respect to the shares of each such class, including shares issued under the Company’s distribution reinvestment plan. As a result, the distributions on Class S shares and Class D shares may be lower than the distributions on Class I shares.

The Company has adopted a distribution reinvestment plan pursuant to which shareholders (except for residents of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Oklahoma, Oregon, Vermont and Washington and clients of participating broker-dealers that do not permit automatic enrollment in the distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of the Company’s same class of common stock to which the distribution relates unless they elect to receive their distributions in cash. The Company expects to use newly issued shares to implement the distribution reinvestment plan.

Consolidation

As provided under Regulation S-X and ASC Topic 946 — Financial Services — Investment Companies, the Company will generally not consolidate its investment in a company other than a wholly-owned investment

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

company or controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the accounts of the Company’s wholly-owned subsidiary in its consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

New Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, Revenue Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The updated guidance provides optional expedients and exceptions for applying GAAP to contract modifications, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are elective and effective upon issuance through December 31, 2022. ASU No. 2020-04 provides increased flexibility as the Company continues to evaluate the transition of reference rates and is currently evaluating the impact of adopting ASU No. 2020-04 on the consolidated financial statements.

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

Note 3. Agreements and Related Party Transactions

As of December 31, 2020, the Company had payables to affiliates of $0.2 million, primarily comprised of amounts reimbursable to the Adviser pursuant to the Administration Agreement.

Administration Agreement

On September 30, 2020, the Company entered into an Administration Agreement (the “Administration Agreement”) with the Adviser. Under the terms of the Administration Agreement, the Adviser performs, or oversees the performance of, required administrative services, which include providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others.

The Administration Agreement also provides that the Company reimburses the Adviser for certain organization costs incurred prior to the commencement of the Company’s operations, and for certain offering costs.

The Company reimburses the Adviser for services performed for it pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Adviser may delegate its obligations under the Administration Agreement to an affiliate or to a third party and the Company will reimburse the Adviser for any services performed for it by such affiliate or third party.

For the period ended December 31, 2020, the Company incurred expenses of approximately $0.2 million for costs and expenses reimbursable to the Adviser under the terms of the Administration Agreement.

Unless earlier terminated as described below, the Administration Agreement will remain in effect until September 30, 2022 and from year to year thereafter if approved annually by a majority of the Board or by the holders of a majority of the Company’s outstanding voting securities and, in each case, a majority of the independent directors. The Administration Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice, by the vote of a majority of the outstanding voting securities of the

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

Company (as defined in the 1940 Act), or by the vote of a majority of the Board or by the Adviser. The Board has determined that, upon consummation of the Transaction, the Company should enter into an amended and restated administration agreement with the Adviser on terms that are identical to the Administration Agreement.

No person who is an officer, director, or employee of the Adviser or its affiliates and who serves as a director of the Company receives any compensation from the Company for his or her services as a director. However, the Company reimburses the Adviser (or its affiliates) for an allocable portion of the compensation paid by the Adviser or its affiliates to the Company’s Chief Compliance Officer, Chief Financial Officer and their respective staffs (based on the percentage of time those individuals devote, on an estimated basis, to the business and affairs of the Company). Directors who are not affiliated with the Adviser receive compensation for their services and reimbursement of expenses incurred to attend meetings.

Investment Advisory Agreement

On September 30, 2020, the Company entered into an Investment Advisory Agreement (the “Investment Advisory Agreement”) with the Adviser. Under the terms of the Investment Advisory Agreement, the Adviser is responsible for managing the Company’s business and activities, including sourcing investment opportunities, conducting research, performing diligence on potential investments, structuring its investments, and monitoring its portfolio companies on an ongoing basis through a team of investment professionals.

The Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to the Company are not impaired.

The Investment Advisory Agreement will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of its assignment. In accordance with the 1940 Act, without payment of any penalty, the Company may terminate the Investment Advisory Agreement with the Adviser upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of the Board or the shareholders holding a majority (as defined under the 1940 Act) of the outstanding shares of the Company’s common stock or the Adviser. In addition, without payment of any penalty, the Adviser may generally terminate the Investment Advisory Agreement upon 60 days’ written notice and, in certain circumstances, the Adviser may only be able to terminate the Investment Advisory Agreement upon 120 days’ written notice.

On December 23, 2020, Owl Rock Capital Group, the parent of the Adviser(and a subsidiary of Owl Rock Capital Partners), and Dyal announced they are merging to form Blue Owl. Blue Owl will enter the public market via its acquisition by Altimar, a special purpose acquisition company. If the Transaction is consummated, there will be no changes to the Company’s investment strategy or the Adviser’s investment team or investment process with respect to the Company; however, the Transaction with result in a change in control of the Adviser, which will be deemed an assignment of the Investment Advisory Agreement in accordance with the 1940 Act. The Board and the Company’s shareholders have determined that, upon consummation of the Transaction, the Company should enter into an amended and restated investment advisory agreement with the Adviser on terms that are identical to the Investment Advisory Agreement.

Under the terms of the Investment Advisory Agreement, the Company pays the Adviser a base management fee and may also pay a performance based incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the Company’s shareholders.

Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect until September 30, 2022 and from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of the Company’s outstanding voting securities and, in each case, by a majority of independent directors.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

From time to time, the Adviser may pay amounts owed by the Company to third-party providers of goods or services, including the Board, and the Company will subsequently reimburse the Adviser for such amounts paid on its behalf. Amounts payable to the Adviser are settled in the normal course of business without formal payment terms.

The base management fee is payable monthly in arrears. The base management fee is calculated at an annual rate of 1.25% based on the average value of the Company’s net assets at the end of the two most recently completed calendar months. All or part of the base management fee not taken as to any month will be deferred without interest and may be taken in any such month prior to the occurrence of a liquidity event. Base management fees for any partial month are prorated based on the number of days in the month. On September 30, 2020, the Adviser agreed to waive 100% of the base management fee for the quarter ended December 31, 2020. Any portion of management fees waived shall not be subject to recoupment.

For the period ended December 31, 2020 management fees were $14 thousand. For the period ended December 31, 2020, $14 thousand of management fees were waived.

On September 30, 2020, the Adviser agreed to waive 100% of the base management fee for the quarter ended December 31, 2020. Any portion of management fees waived shall not be subject to recoupment.

On February 23, 2021, the Adviser agreed to waive 100% of the base management fee for the quarter ended March 31, 2021. Any portion of management fees waived shall not be subject to recoupment.

Pursuant to the Investment Advisory Agreement, the Adviser is entitled to an incentive fee. The incentive fee consists of two parts: (i) an incentive fee on income and (ii) an incentive fee on capital gains. Each part of the incentive fee is outlined below.

The incentive fee on income will be calculated and payable quarterly in arrears and will be based upon the Company’s pre-incentive fee net investment income for the immediately preceding calendar quarter. In the case of a liquidation of the Company or if the Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of the event.

The incentive fee on income for each calendar quarter will be calculated as follows:

•

No incentive fee on income will be payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to investors of 1.25% of the Company’s net asset value for that immediately preceding calendar quarter. The Company refers to this as the quarterly preferred return.

•

All of the Company’s pre-incentive fee net investment income, if any, that exceeds the quarterly preferred return, but is less than or equal to 1.43%, which the Company refers to as the upper level breakpoint, of the Company’s net asset value for that immediately preceding calendar quarter, will be payable to the Company’s Adviser. The Company refers to this portion of the incentive fee on income as the “catch-up.” It is intended to provide an incentive fee of 12.50% on all of the Company’s pre-incentive fee net investment income when the pre-incentive fee net investment income reaches 1.43% of the Company’s net asset value for that calendar quarter, measured as of the end of the immediately preceding calendar quarter. The quarterly preferred return of 1.25% and upper level breakpoint of 1.43% are also adjusted for the actual number of days each calendar quarter.

•	For any quarter in which the Company’s pre-incentive fee net investment income exceeds the upper level break point of 1.43% of the Company’s net asset value for that immediately preceding calendar

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

quarter, the incentive fee on income will equal 12.50% of the amount of the Company’s pre-incentive fee net investment income, because the quarterly preferred return and catch up will have been achieved.

•

Pre-incentive fee net investment income is defined as investment income and any other income, accrued during the calendar quarter, minus operating expenses for the quarter, including the base management fee, expenses payable under the Investment Advisory Agreement and the Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income does not include any expense support payments or any reimbursement by the Company of expense support payments, or any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

The incentive fee on capital gains will be determined and payable in arrears as of the end of each calendar year during which the Investment Advisory Agreement is in effect. In the case of a liquidation, or if the Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of such event. The annual fee will equal (i) 12.50% of the Company’s realized capital gains on a cumulative basis from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less (ii) the aggregate amount of any previously paid incentive fees on capital gains as calculated in accordance with U.S. GAAP. In no event will the incentive fee on capital gains payable pursuant hereto be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

There were no performance based incentive fees on net investment income for the period ended December 31, 2020.

There were no capital gains based incentive fees for the period ended December 31, 2020.

Under the terms of the Investment Advisory Agreement, the Adviser is entitled to receive up to 1.5% of gross offering proceeds raised in the continuous public offering until all organization and offering costs paid by the Adviser or its affiliates have been recovered. The Company bears all other expenses of its operations and transactions including, without limitation, those relating to: expenses deemed to be “organization and offering expenses” for purposes of Conduct Rule 2310(a)(12) of Financial Industry Regulatory Authority (exclusive of commissions, the dealer manager fee, any discounts and other similar expenses paid by investors at the time of sale of the Company’s stock); the cost of corporate and organizational expenses relating to offerings of shares of common stock, subject to limitations included in the Investment Advisory Agreement; the cost of calculating the Company’s net asset value, including the cost of any third-party valuation services; the cost of effecting any sales and repurchases of the common stock and other securities; fees and expenses payable under any dealer manager agreements, if any; debt service and other costs of borrowings or other financing arrangements; costs of hedging; expenses, including travel expense, incurred by the Adviser, or members of the Investment Team, or payable to third parties, performing due diligence on prospective portfolio companies and, if necessary, enforcing the Company’s rights; escrow agent, transfer agent and custodial fees and expenses; fees and expenses associated with marketing efforts; federal and state registration fees, any stock exchange listing fees and fees payable to rating agencies; federal, state and local taxes; independent directors’ fees and expenses, including certain travel expenses; costs of preparing financial statements and maintaining books and records and filing reports or other documents with the SEC (or other regulatory bodies) and other reporting and compliance costs, including registration fees, listing fees and licenses, and the compensation of professionals responsible for the preparation of the foregoing; the costs of any reports, proxy statements or other notices to shareholders (including printing and mailing costs); the costs of any shareholder or director meetings and the compensation of personnel responsible for the preparation of the foregoing and related matters; commissions and other compensation payable to brokers or dealers; research and market data; fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums; direct costs and expenses of administration, including printing,

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

mailing, long distance telephone and staff; fees and expenses associated with independent audits, outside legal and consulting costs; costs of winding up; costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Company’s assets for tax or other purposes; extraordinary expenses (such as litigation or indemnification); and costs associated with reporting and compliance obligations under the Advisers Act and applicable federal and state securities laws. Notwithstanding anything to the contrary contained herein, the Company shall reimburse the Adviser (or its affiliates) for an allocable portion of the compensation paid by the Adviser (or its affiliates) to the Company’s Chief Compliance Officer and Chief Financial Officer and their respective staffs (based on a percentage of time such individuals devote, on an estimated basis, to the business affairs of the Company). Any such reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates. The Adviser is responsible for the payment of the Company’s organization and offering expenses to the extent that these expenses exceed 1.5% of the aggregate gross offering proceeds, without recourse against or reimbursement by the Company.

For the period ended December 31, 2020, subject to the 1.5% organization and offering cost cap, the Company accrued initial organization expenses of $0.2 million.

The Investment Advisory Agreement will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of its assignment. In accordance with the 1940 Act, without payment of penalty, the Company may terminate the Investment Advisory Agreement with the Adviser upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of the Board of Directors or the shareholders holding a majority (as defined under the 1940 Act) of the outstanding shares of the Company’s common stock or the Adviser. In addition, without payment of penalty, the Adviser may generally terminate the Investment Advisory Agreement upon 60 days’ written notice.

From time to time, the Adviser may pay amounts owed by the Company to third-party providers of goods or services, including the Board, and the Company will subsequently reimburse the Adviser for such amounts paid on its behalf. Amounts payable to the Adviser are settled in the normal course of business without formal payment terms.

Affiliated Transactions

The Company may be prohibited under the 1940 Act from participating in certain transactions with its affiliates without prior approval of the directors who are not interested persons, and in some cases, the prior approval of the SEC. The Company, the Adviser and certain of their affiliates have been granted exemptive relief by the SEC for the Company to co-invest with other funds managed by the Adviser or its affiliates, in a manner consistent with the Company’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, the Company generally is permitted to co-invest with certain of its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Company and its shareholders and do not involve overreaching of the Company or its shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of the Company’s shareholders and is consistent with its investment objective and strategies, and (3) the investment by its affiliates would not disadvantage the Company, and the Company’s participation would not be on a basis different from or less advantageous than that on which its affiliates are investing. As a result of exemptive relief, there could be significant overlap in the Company’s investment portfolio and other funds established by the Adviser or its affiliates that could avail themselves of the exemptive relief.

In addition, pursuant to an exemptive order issued by the SEC on April 8, 2020 and applicable to all BDCs, through December 31, 2020, the Company was permitted, subject to the satisfaction of certain conditions, to

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

complete follow-on investments in its existing portfolio companies with certain private funds managed by the Adviser or its affiliates and covered by the Company’s exemptive relief, even if such private funds have not previously invested in such existing portfolio company. Without this order, private funds would generally not be able to participate in such co-investments with the Company unless the private funds had previously acquired securities of the portfolio company in a co-investment transaction with the Company. Although the conditional exemptive order has expired, the SEC`s Division of Investment Management has indicated that until March 31, 2022, it will not recommend enforcement action, to the extend that any BDC with an existing coinvestment order continues to engage in certain transactions described in the conditional exemptive order, pursuant to the same terms and conditions described therein.

The Adviser is under common control with Owl Rock Technology Advisors LLC (“ORTA”), Owl Rock Capital Private Fund Advisors LLC (“ORPFA”), and Owl Rock Diversified Advisors LLC (“ORDA”), which are also investment advisers and indirect subsidiaries of Owl Rock Capital Partners. The Adviser, ORTA, ORPFA, and ORDA are referred to as the “Owl Rock Advisers” and together with Owl Rock Capital Partners are referred to, collectively, as “Owl Rock.” The Owl Rock Advisers’ allocation policy seeks to ensure equitable allocation of investment opportunities over time between the Company, Owl Rock Capital Corporation, and Owl Rock Capital Corporation II, of which are BDCs advised by ORCA, Owl Rock Capital Corporation III, a BDC advised by ORDA, Owl Rock Technology Finance Corp., a BDC advised by ORTA, and other funds managed by the Adviser or its affiliates (collectively, the “Owl Rock Clients”). As a result of exemptive relief, there could be significant overlap in the Company’s investment portfolio and the investment portfolio of the Owl Rock Clients that could avail themselves of the exemptive relief.

Dealer Manager Agreement

The Company has entered into a dealer manager agreement (the “Dealer Manager Agreement”) with Owl Rock Capital Securities LLC (“Owl Rock Securities”), an affiliate of the Adviser, and participating broker-dealer agreements with certain broker-dealers. Under the terms of the Dealer Manager Agreement and the participating broker-dealer agreements, Owl Rock Securities serves as the dealer manager, and certain participating broker-dealers solicit capital, for the Company’s public offering of shares of Class S, Class D, and Class I common stock. Owl Rock Securities will be entitled to receive upfront selling commissions of up to 3.50% of the offering price of each Class S share sold in this offering. Owl Rock Securities will be entitled to receive upfront selling commissions of up to 1.50% of the offering price of each Class D share sold in this offering. Owl Rock Securities anticipates that all or a portion of the upfront selling commissions will be retained by, or reallowed (paid) to, participating broker-dealers. Owl Rock Securities will not receive upfront selling commissions with respect to purchases of Class I shares or shares of any class of shares issued pursuant to the Company’s distribution reinvestment plan.

Upfront selling commissions for sales of Class S and Class D shares may be reduced or waived in connection with volume or other discounts, other fee arrangements or for sales to certain categories of purchasers.

After considering the Transaction and subsequent change in control, the Board has determined that the dealer manager agreement should continue on substantially identical terms following the consummation of the Transaction, and on February 23, 2021, the Company, the Adviser, and the Dealer Manager, entered into Amendment No. 1 to the Dealer Manager Agreement for such purpose.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

Shareholder Servicing Plan

Subject to FINRA limitations on underwriting compensation and pursuant to a distribution plan adopted by the Company in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to the Company, the Company will pay Owl Rock Securities servicing fees for ongoing services as follows:

•	with respect to the Company’s outstanding Class S shares equal to 0.85% per annum of the aggregate net asset value of the Company’s outstanding Class S shares; and

•	with respect to the Company’s outstanding Class D shares equal to 0.25% per annum of the aggregate net asset value of the Company’s outstanding Class D shares.

The Company will not pay an ongoing servicing fee with respect to the Company’s outstanding Class I shares.

The servicing fees are paid monthly in arrears. Owl Rock Securities will reallow (pay) all or a portion of the ongoing servicing fees to participating broker-dealers and servicing broker-dealers for ongoing services performed by such broker-dealers, and will waive ongoing servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services. Because the ongoing servicing fees are calculated based on the Company’s net asset values for the Company’s Class S and Class D shares, they will reduce the net asset values or, alternatively, the distributions payable, with respect to the shares of each such class, including shares issued under it`s distribution reinvestment plan. The Company will cease paying ongoing servicing fees at the date at which total underwriting compensation from any source in connection with this offering equals 10% of the gross proceeds from it`s offering (excluding proceeds from issuances pursuant to it`s distribution reinvestment plan). This limitation is intended to ensure that the Company satisfies the requirements of FINRA Rule 2310, which provides that the maximum aggregate underwriting compensation from any source, including compensation paid from offering proceeds and in the form of “trail commissions,” payable to underwriters, broker-dealers, or affiliates thereof participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan.

Expense Support and Conditional Reimbursement Agreement

The Company has entered into the Expense Support Agreement with the Adviser, the purpose of which is to ensure that no portion of the Company’s distributions to shareholders will represent a return of capital for U.S. federal income tax purposes. The Expense Support Agreement became effective as of the date that the Company met the minimum offering requirement. On a quarterly basis, the Adviser shall reimburse the Company for “Operating Expenses” (as defined below) in an amount equal to the excess of the Company’s cumulative distributions paid to the Company’s shareholders in each quarter over “Available Operating Funds” (as defined below) received by the Company on account of the Company’s investment portfolio during such quarter. Any payments required to be made by the Adviser pursuant to the preceding sentence are referred to herein as an “Expense Payment”.

Pursuant to the Expense Support Agreement, “Operating Expenses” means all of the Company’s operating costs and expenses incurred, as determined in accordance with generally accepted accounting principles for investment companies. “Available Operating Funds” means the sum of (i) the Company’s estimated investment company taxable income (including realized net short-term capital gains reduced by realized net long-term capital losses), (ii) the Company’s realized net capital gains (including the excess of realized net long-term capital gains over realized net short-term capital losses) and (iii) dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies, if any (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

The Adviser’s obligation to make an Expense Payment shall automatically become a liability of the Adviser and the right to such Expense Payment will be an asset of the Company’s on the last business day of the applicable quarter. The Expense Payment for any quarter will be paid by the Adviser to the Company in any combination of cash or other immediately available funds, and/or offset against amounts due from the Company to the Adviser no later than the earlier of (i) the date on which the Company closes it’s books for such quarter, or (ii) forty-five days after the end of such quarter.

Following any quarter in which Available Operating Funds exceed the cumulative distributions paid by the Company in respect of such quarter (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company will pay such Excess Operating Funds, or a portion thereof, in accordance with the stipulations below, as applicable, to the Adviser, until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such quarter have been reimbursed. Any payments required to be made by the Company are referred to as a “Reimbursement Payment”.

The amount of the Reimbursement Payment for any quarter shall equal the lesser of (i) the Excess Operating Funds in respect of such quarter and (ii) the aggregate amount of all Expense Payments made by the Adviser to us within three years prior to the last business day of such quarter that have not been previously reimbursed by the Company to the Adviser. The payment will be reduced to the extent that such Reimbursement Payments, together with all other Reimbursement Payments paid during the fiscal year, would cause Other Operating Expenses defined as the Company’s total Operating Expenses, excluding base management fees, incentive fees, organization and offering expenses, distribution and shareholder servicing fees, financing fees and costs, interest expense, brokerage commissions and extraordinary expenses on an annualized basis and net of any Expense Payments received by the Company during the fiscal year to exceed the lesser of: (i) 1.75% of the Company’s average net assets attributable to the shares of the Company’s common stock for the fiscal year-to-date period after taking such Expense Payments into account; and (ii) the percentage of the Company’s average net assets attributable to shares of its common stock represented by Other Operating Expenses during the fiscal year in which such Expense Payment was made (provided, however, that this clause (ii) shall not apply to any Reimbursement Payment which relates to an Expense Payment made during the same fiscal year).

No Reimbursement Payment for any quarter will be made if: (1) the “Effective Rate of Distributions Per Share” (as defined below) declared by the Company at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) the Company’s “Operating Expense Ratio” (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. Pursuant to the Expense Support Agreement, “Effective Rate of Distributions Per Share” means the annualized rate (based on a 365 day year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and shareholder fees, and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by dividing Operating Expenses, less organizational and offering expenses, base management and incentive fees owed to Adviser, and interest expense, by the Company’s net assets.

The specific amount of expenses reimbursed by the Adviser, if any, will be determined at the end of each quarter. The Company or the Adviser will be able to terminate the Expense Support Agreement at any time, with or without notice. The Expense Support Agreement will automatically terminate in the event of (a) the termination of the Investment Advisory Agreement, or (b) a determination by the Company’s Board to dissolve or liquidate the Company. Upon termination of the Expense Support Agreement, the Company will be required to fund any Expense Payments that have not been reimbursed by the Company to the Adviser.

There was no expense support recorded for the period ended December 31, 2020.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

License Agreement

On September 30, 2020, the Company entered into a license agreement (the “License Agreement”), pursuant to which Owl Rock Capital Partners LP has granted the Company a non-exclusive license to use the name “Owl Rock.” Under the License Agreement, the Company has a right to use the Owl Rock name for so long as the Adviser or one of its affiliates remains the Company’s investment adviser. Other than with respect to this limited license, the Company will have no legal right to the “Owl Rock” name or logo.

Promissory Note

On September 23, 2020, the Board authorized the Company, as Borrower, to enter into a revolving promissory note (the “Promissory Note”) with an entity affiliated with the Adviser. See Note 4 “Debt”.

Note 4. Investments

Under the 1940 Act, the Company is required to separately identify non-controlled investments where it owns 5% or more of a portfolio company’s outstanding voting securities and/or has the power to exercise control over the management or policies of such portfolio company as investments in “affiliated” companies. In addition, under the 1940 Act, the Company is required to separately identify investments where it owns more than 25% of a portfolio company’s outstanding voting securities and/or has the power to exercise control over the management or policies of such portfolio company as investments in “controlled” companies. Under the 1940 Act, “non-affiliated investments” are defined as investments that are neither controlled investments nor affiliated investments. Detailed information with respect to the Company’s non-controlled, non-affiliated; non-controlled, affiliated; and controlled affiliated investments is contained in the accompanying consolidated financial statements, including the consolidated schedule of investments. The information in the tables below is presented on an aggregate portfolio basis, without regard to whether they are non-controlled non-affiliated, non-controlled affiliated or controlled affiliated investments.

Investments at fair value and amortized cost consisted of the following as of December 31, 2020:

	December 31, 2020
($ in thousands)	Amortized Cost	Fair Value
First-lien senior secured debt investments	$9,404	$9,404
Second-lien senior secured debt investments	4,233	4,232
Unsecured debt investments	22	22
Equity investments	719	718

Total Investments	$14,378	$14,376

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

The industry composition of investments based on fair value as of December 31, 2020 was as follows:

December 31, 2020
Healthcare equipment and services	18.7%
Internet software and services	16.4
Financial services	12.2
Healthcare providers and services	10.5
Distribution	9.1
Chemicals	6.8
Consumer products	6.8
Manufacturing	6.8
Telecommunications	6.7
Business services	6.0

Total	100.0%

The geographic composition of investments based on fair value as of December 31, 2020 was as follows:

December 31, 2020
United States:
Midwest	19.7%
Northeast	37.7
South	26.7
West	15.9

Total	100.0%

Note 5. Fair Value of Investments

Investments

The following tables present the fair value hierarchy of investments as of December 31, 2020:

	Fair Value Hierarchy as of December 31, 2020
($ in thousands)	Level 1	Level 2	Level 3	Total
First-lien senior secured debt investments	$—	$—	$9,404	$9,404
Second-lien senior secured debt investments	—	—	4,232	4,232
Unsecured debt investments	—	—	22	22
Equity investments	—	—	718	718

Total Investments	$—	$—	$14,376	$14,376

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

The following table presents changes in the fair value of investments for which Level 3 inputs were used to determine the fair value as of and for the period ended December 31, 2020:

	For the Year Ended December 31, 2020(1)
($ in thousands)	First-lien senior secured debt investments	Second-lien senior secured debt investments	Unsecured debt investments	Equity investments	Total
Fair value, beginning of period	$—	$—	$—	$—	$—
Purchases of investments, net(2)	9,408	4,496	22	719	14,645
Proceeds from investments, net	(6)	(263)	—	—	(269)
Net change in unrealized gain (loss) on investments	—	(1)	—	(1)	(2)
Net realized gain (loss) on investments	—	—	—	—	—
Net amortization of discount on investments	2	—	—	—	2
Transfers into (out of) Level 3(3)	—	—	—	—	—

Fair value, end of period	$9,404	$4,232	$22	$718	$14,376

(1)	The Company commenced operations on November 10, 2020.
(2)	Purchases may include payment-in-kind (“PIK”).
(3)	Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfers occur.

The following table presents information with respect to the net change in unrealized gains (losses) on investments for which Level 3 inputs were used in determining the fair value that are still held by the Company for the period ended December 31, 2020:

($ in thousands)	Net change in unrealized gain (loss) for the Period Ended December 31, 2020 on Investments Held at December 31, 2020(1)
First-lien senior secured debt investments	$—
Second-lien senior secured debt investments	(1)
Unsecured debt investments	(1)
Equity investments	—

Total Investments	$(2)

(1)	The Company commenced operations on November 10, 2020.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

The following table presents quantitative information about the significant unobservable inputs of the Company’s Level 3 investments as of December 31, 2020. The weighted average range of unobservable inputs is based on fair value of investments. The tables are not intended to be all-inclusive, but instead capture the significant unobservable inputs relevant to the Company’s determination of fair value.

	As of December 31, 2020
($ in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)	Impact to Valuation from an Increase in Input
First-lien senior secured debt investments	$9,404	Recent Transaction	Transaction Price	96.0% - 99.0% (98.3%)	Increase
Second-lien senior secured debt investments	$4,232	Recent Transaction	Transaction Price	97.5% - 98.5% (98.0%)	Increase
Unsecured debt investments	$22	Recent Transaction	Transaction Price	100.0%	Increase
Equity investments	$718	Recent Transaction	Transaction Price	97.0% - 100.0% (99.0%)	Increase

The Company typically determines the fair value of its performing Level 3 debt investments utilizing a yield analysis. In a yield analysis, a price is ascribed for each investment based upon an assessment of current and expected market yields for similar investments and risk profiles. Additional consideration is given to the expected life, portfolio company performance since close, and other terms and risks associated with an investment. Among other factors, a determinant of risk is the amount of leverage used by the portfolio company relative to its total enterprise value, and the rights and remedies of the Company’s investment within the portfolio company’s capital structure.

Significant unobservable quantitative inputs typically used in the fair value measurement of the Company’s Level 3 debt investments primarily include current market yields, including relevant market indices, but may also include quotes from brokers, dealers, and pricing services as indicated by comparable investments. For the Company’s Level 3 equity investments, a market approach, based on comparable publicly-traded company and comparable market transaction multiples of revenues, EBITDA, or some combination thereof and comparable market transactions typically would be used.

Debt Not Carried at Fair Value

Fair value is estimated by discounting remaining payments using applicable current market rates, which take into account changes in the Company’s marketplace credit ratings, or market quotes, if available. The following table presents the carrying and fair values of the Company’s debt obligations as of December 31, 2020.

	December 31, 2020
($ in thousands)	Net Carrying Value	Fair Value
Promissory Note	$10,000	$10,000

Total Debt	$10,000	$10,000

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

The following table presents fair value measurements of the Company’s debt obligations as of December 31, 2020:

($ in thousands)	December 31, 2020
Level 1	$—
Level 2	—
Level 3	10,000

Total Debt	$10,000

Financial Instruments Not Carried at Fair Value

The fair value of the Company’s credit facilities, which are categorized as Level 3 within the fair value hierarchy as of December 31, 2020, approximates their carrying value. The carrying amount of the Company’s assets and liabilities, other than investments at fair value, approximate fair value due to their short maturities.

Note 6. Debt

In accordance with the 1940 Act, with certain limitations, the Company is allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 150% after such borrowing. The Company’s asset coverage was 223% as of December 31, 2020.

Debt obligations consisted of the following as of December 31, 2020:

	December 31, 2020
($ in thousands)	Aggregate Principal Committed	Outstanding Principal	Amount Available	Net Carrying Value
Promissory Note	$50,000	$10,000	$40,000	$10,000

Total Debt	$50,000	$10,000	$40,000	$10,000

For the year ended December 31, 2020, the components of interest expense were as follows:

For the Year Ended December 31, 2020(1)
Interest expense	$4

Total Interest Expense	$4

Average interest rate	4.3%
Average daily borrowings	$577

(1)	The Company commenced operations on November 10, 2020.

Promissory Note

On September 23, 2020, the Board authorized the Company, as borrower, to enter into a revolving Promissory Note with Owl Rock Feeder FIC ORCIC Debt LLC, (“Feeder FIC Debt”), an affiliate of the Adviser, as lender, to borrow up to an aggregate of $50 million from Feeder FIC Debt. The borrower may re-borrow any amount repaid; however, there is no funding commitment between Feeder FIC Debt and the Company.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

The interest rate on any such borrowing may be based on either the rate of interest for a LIBOR-Based Advance or the rate of interest for a Prime-Based Advance as defined under the Loan and Security Agreement, dated as of February 20, 2020, as amended from time to time (the “Loan Agreement”), by and among Owl Rock Capital Advisors LLC, as borrower, East West Bank, as Administrative Agent, Issuing Lender, Swingline Lender, and a Lender and Investec Bank PLC as a Lender.

The unpaid principal balance of any Promissory Notes and accrued interest thereon is payable by the Company from time to time at the discretion of the Company but immediately due and payable upon 120 days written notice by Feeder FIC Debt, and in any event due and payable in full no later than February 28, 2022. The Company intends to use the borrowed funds to leverage its current investment portfolio and to make investments in portfolio companies consistent with its investment strategies.

Note 7. Commitments and Contingencies

Portfolio Company Commitments

From time to time, the Company may enter into commitments to fund investments. As of December 31, 2020, the Company had the following outstanding commitments to fund investments in current portfolio companies:

Portfolio Company	Investment	December 31, 2020
($ in thousands)
AxiomSL Group, Inc.	First lien senior secured revolving loan	$212
BCTO BSI Buyer, Inc. (dba Buildertrend)	First lien senior secured revolving loan	107
Hercules Borrower, LLC (dba The Vincit Group)	First lien senior secured revolving loan	96
Individual Foodservice Holdings, LLC	First lien senior secured delayed draw term loan	99
Individual Foodservice Holdings, LLC	First lien senior secured revolving loan	65
Refresh Parent Holdings, Inc.	First lien senior secured delayed draw term loan	393
Refresh Parent Holdings, Inc.	First lien senior secured revolving loan	103

Total Unfunded Portfolio Company Commitments		$1,075

The Company maintains sufficient borrowing capacity along with undrawn capital commitments to cover outstanding unfunded portfolio company commitments that the Company may be required to fund.

Investor Commitments

As of December 31, 2020, the Company had $25.0 million of committed capital from Feeder FIC Equity, an entity affiliated with the Adviser ($12.0 million undrawn).

Organizational and Offering Costs

The Adviser has incurred organization and offering costs on behalf of the Company in the amount of $2.3 million for the year ended December 31, 2020, of which $0.2 million has been charged to the Company pursuant to the Investment Advisory Agreement. Under the Investment Advisory Agreement and Administration Agreement, the Adviser is entitled to receive up to 1.5% of gross offering proceeds raised in the Company’s continuous public offering until all organization and offering costs paid by the Adviser have been recovered.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

Other Commitments and Contingencies

From time to time, the Company may become a party to certain legal proceedings incidental to the normal course of its business. As of December 31, 2020, management was not aware of any pending or threatened litigation.

Note 8. Net Assets

Authorized Capital and Share Class Description

In connection with its formation, the Company has the authority to issue the following shares:

Classification	Number of Shares (in thousands)	Par Value
Class S Shares	1,000,000	$0.01
Class D Shares	1,000,000	$0.01
Class I Shares	1,000,000	$0.01

Total	3,000,000

The Company’s Class S shares are subject to upfront selling commissions of up to 3.50% of the offering price. Pursuant to a distribution plan adopted by the Company in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to the Company, the Company’s Class S shares are subject to annual ongoing services fees of 0.85% of the current net asset value of such shares, as determined in accordance with FINRA rules.

The Company’s Class D shares are subject to upfront selling commissions of up to 1.50% of the offering price. Pursuant to a distribution plan adopted by the Company in compliance with Rules 12b-1 and 17d-3 under the 1940 act, as if those rules applied to the Company, the Company’s Class D shares are subject to annual ongoing services fees of 0.25% of the current net asset value of such shares, as determined in accordance with FINRA rules.

The Company’s Class I shares are not subject to upfront selling commissions. The Company’s Class I shares are not subject to annual ongoing service fees.

Share Issuances

On September 30, 2020, the Company issued 100 Class I common shares for $1,000 to the Adviser.

On November 12, 2020, the Company issued 700,000 Class I common shares for $7.0 million to Feeder FIC Equity, an entity affiliated with the Adviser.

On December 1, 2020, the Company issued 600,000 Class I common shares for $6.0 million to Feeder FIC Equity, an entity affiliated with the Adviser.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

The following table summarizes transactions with respect to shares of the Company’s common stock for the year ended December 31, 2020:

	For the Year Ended December 31, 2020(1)
	Class S		Class D		Class I		Total
($ in thousands, except share amounts)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares/gross proceeds from the continuous public offering	—	$—	—	$—	1,300,100	$13,001	1,300,100	$13,001

Total shares/net proceeds	—	$—	—	$—	1,300,100	$13,001	1,300,100	$13,001

(1)	The Company commenced operations on November 10, 2020.

In accordance with the Company’s share pricing policy, the Company will modify its public offering prices to the extent necessary to comply with the requirements of the 1940 Act, including the requirement that it not sell shares at a net offering price below the net asset value per share unless the Company obtains the requisite approval from its shareholders.

Distributions

The Board authorizes and declares monthly distribution amounts per share of common stock, payable monthly in arrears.

On February 23, 2021 our Board declared regular monthly distributions for March 2021 through June 2021. The regular monthly cash distributions, each in the gross amount of $0.05145833, will be payable on April 28, 2021, May 28, 2021, June 28, 2021 and July 29, 2021 to shareholders of records as of March 31, 2021, April 30, 2021, May 31, 2021 and June 30, 2021, respectively.

The Company has adopted a distribution reinvestment plan pursuant to which shareholders (except for residents of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Oklahoma, Oregon, Vermont and Washington and clients of participating broker-dealers that do not permit automatic enrollment in the distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of the Company’s same class of common stock to which the distribution relates unless they elect to receive their distributions in cash. The Company expects to use newly issued shares to implement the distribution reinvestment plan.

Share Repurchases

The Board has complete discretion to determine whether we will engage in any share repurchase, and if so, the terms of such repurchase. At the discretion of our Board, the Company may use cash on hand, cash available from borrowings, and cash from the sale of our investments as of the end of the applicable period to repurchase shares.

Beginning no later than the third full calendar quarter of 2021, we intend to commence a share repurchase program pursuant to which we intend to conduct quarterly repurchase offers to allow our shareholders to tender their shares at a price equal to the net offering price per share for the applicable class of shares on each date of repurchase, except that shares that have not been outstanding for at least one year will be subject to an Early Withdrawal Charge of 2.00% of the then-current net offering price per share.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

We intend to limit the number of shares to be repurchased in each quarter to no more than 5.00% of our outstanding shares of common stock.

Note 9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per common share for the year ended December 31, 2020:

($ in thousands, except per share amounts)	For the Year Ended December 31, 2020(1)(2)
Increase (decrease) in net assets resulting from operations	$(728)
Weighted average shares of common stock outstanding — basic and diluted	1,030,869
Earnings per common share — basic and diluted	$(0.71)

(1)	The Company commenced operations on November 10, 2020.
(2)	Earnings per common share — basic and diluted is for Class I common shares as Class I is the only share class outstanding as of December 31, 2020.

Note 10. Income Taxes

Taxable income generally differs from increase in net assets resulting from operations due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized.

The Company makes certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which include differences in the book and tax basis of certain assets and liabilities, and nondeductible federal taxes or losses among other items. To the extent these differences are permanent, they are charged or credited to additional paid in capital, or distributable earnings (losses), as appropriate.

The following reconciles the increase (decrease) in net assets resulting from operations for the fiscal year ended December 31, 2020:

($ in thousands)	For the Year Ended December 31, 2020(1)
Increase (decrease) in net assets resulting from operations	$(728)
Adjustments:
Net unrealized (gain) loss on investments	2
Deferred organization costs	192
Net operating losses	$534

Taxable Income	$—

(1)	Tax information for the fiscal year ended December 31, 2020 is estimated and is not considered final until the Company files its tax return.

For the year ended December 31, 2020

For the period ended December 31, 2020, the Company had $2 thousand of net unrealized losses on investments and $(0.2) million of other temporary differences.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

For the period ended December 31, 2020, the Company increased the total distributable earnings (losses) and decreased additional paid in capital. These permanent differences of $0.6 million were principally related to nondeductible net operating losses.

As of December 31, 2020, the net estimated unrealized loss on investments for U.S. federal income tax purposes was $2 thousand based on a tax cost basis of $14.4 million. As of December 31, 2020, the estimated aggregate gross unrealized loss for U.S. federal income tax purposes was $2 thousand.

Note 11. Financial Highlights

The following are the financial highlights for a Class I common share outstanding during the period ended December 31, 2020:

($ in thousands, except share and per share amounts)	For the Period Ended December 31, 2020(1)
Per share data:
Net asset value, at beginning of period	$10.00
Net investment loss(2)	(0.71)
Net realized and unrealized gain (loss)(3)	0.15

Total from operations	(0.56)
Issuance of common stock above net asset value	—

Total decrease in net assets	(0.56)

Net asset value, at end of period	$9.44

Shares outstanding, end of period	1,300,100
Total Return, based on net asset value(4)	(5.6)%
Ratios/Supplemental Data
Asset Coverage Ratio(5)	222.7%
Ratio of total expenses to average net assets(6)	6.5%
Ratio of net investment income (loss) to average net assets(7)	(5.9)%
Net assets, end of period	$12,273
Weighted-average shares outstanding	1,030,869
Portfolio turnover rate	3.7%

(1)	The company commenced operations on November 10, 2020.
(2)	The per share data was derived using weighted average shares outstanding during the period.
(3)

The amount shown at this caption is the balancing amount derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the period may not agree with the change in the aggregate gains and losses in portfolio securities for the period because of the timing of sales of the Company’s shares in relation to fluctuating market values for the portfolio.

(4)

Total return is not annualized. An investment in the Company is subject to maximum upfront sales load of 3.5% and 1.5% for Class S and Class D common stock, respectively, of the offering price, which will reduce the amount of capital available for investment. Class I common stock is not subject to upfront sales load. Total return displayed is net of all fees, including all operating expenses such as management fees, incentive fees, general and administrative expenses, organization and amortized offering expenses, and interest expenses.

(5)	In accordance with the 1940 Act, with certain limitations, the Company is allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 150% after such borrowing.

Owl Rock Core Income Corp.

Notes to Consolidated Financial Statements — Continued

(6)

Operating expenses may vary in the future based on the amount of capital raised, the Adviser’s election to continue expense support, and other unpredictable variables. From November 10, 2020 (commencement of operations) through December 31, 2020, the total operating expenses to average net assets were 6.6% prior to management fee waivers. Total operating expenses to average net assets is not annualized. Past performance is not a guarantee of future results.

(7)	The ratio of net investment income (loss) to average net assets reflects the period from November 10, 2020 (commencement of operations) through December 31, 2020 and is not annualized.

Note 12. Selected Quarterly Financial Data

	For the three months ended
($ in thousands, except per share amounts)	March 31, 2020(1)	June 30, 2020(1)	September 30, 2020(1)	December 31, 2020
Investment income	$—	$—	$—	$69
Net operating expenses	—	—	—	795

Net investment income (loss)	—	—	—	(726)
Net realized and unrealized gains (losses)	—	—	—	(2)

Increase (decrease) in net assets resulting from operations	$—	$—	$—	$(728)
Net asset value per share as of the end of the quarter	$—	$—	$—	$9.44
Earnings (losses) per share — basic and diluted	$—	$—	$—	$(0.71)

(1)	The company commenced operations on November 10, 2020.

Note 13. Subsequent Events

The Company’s management evaluated subsequent events through the date of issuance of these consolidated financial statements. Other than those previously disclosed, there have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, these consolidated financial statements.

Owl Rock | A Division of Blue Owl

Owl Rock Core Income Corp.
Subscription Agreement

Owl Rock Core Income Corp. (referred to herein as the “Company” or “ORCIC”)

1 | Your Investment

Investment Amount	$

Investment Type	☐ Initial Investment	☐ Additional Investment

Share Class (Must select one)
☐ Class S	☐ Class D	☐ Class I
• Upfront sales load up to 3.5%	• Upfront sales load up to 1.5%	• No upfront sales load
• $25,000 minimum initial investment	• $25,000 minimum initial investment	• $1,000,000 minimum initial investment

☐ Please select this box ONLY if you are making a purchase of Class S or D shares and ARE waiving the applicable sales load

This box should be selected if you are eligible for a waiver based on the guidelines listed in the Prospectus. By clicking this box, you will be purchasing shares with no upfront sales load

2 | Form of Ownership

Taxable Account Type		Non-Taxable Account Type		Custodian Information (If applicable)

☐	Individual	☐	Traditional IRA

☐	Individual with Transfer on Death*	☐	Roth IRA	Custodian Name

☐	Joint Tenants with Right of Survivorship	☐	SEP IRA	Custodian Tax ID
☐	Joint Tenants with Transfer on Death*	☐	Rollover IRA

☐	Community Property	☐	Beneficial IRA	Client Account #

☐	Tenants in Common	☐	Pension Plan

☐	Taxable Trust	☐	Tax Exempt Trust

☐	Uniform Gift / Transfer to Minors State of	☐	Profit Sharing Plan	X
		☐	Non-Profit Organization	Custodian Signature
☐	Partnership	☐	Other

☐	C Corporation

☐	S Corporation

☐	LLC

☐	Other

Entity Information (Trustee(s) and/or Authorized Signatory(s) information must be provided in Section 3.)

Entity Name

Tax ID Number	Date of Formation (mm/dd/yyyy)

Entity Address	City	State	Zip

Jurisdiction (if non-U.S.) Attach a completed application Form W-8

* Requires Transfer on Death form that can be found at www.blueowl.com.

Owl Rock Service Center: 1 844 331 3341 Fax: 1 844 643 0431	A-1

Owl Rock | A Division of Blue Owl	ORCIC Subscription Agreement

3 | Investor Information

Investor(s)/Trustee(s)/Executor(s)/Authorized Signatory(s) Information

The information provided in Section 3 must be compliant with IRS Form W-9 and related instructions. Please refer to www.IRS.gov for Form W-9.

The Company requires a U.S Residential Street Address to be completed below. Please refer to Section 4 to provide a Mailing address if different than what’s listed below.

Name (first, middle, last)

Social Security Number

Residential Street Address

Email Address

Citizenship: ☐ U.S. Citizen ☐ Resident Alien
(country)

Date of Birth (mm/dd/yyyy)

City	State	Zip

Phone Number

☐ Non-Resident Alien (Form W-8BEN is required)
(country)

Name (first, middle, last)

Social Security Number

Residential Street Address

Email Address

Citizenship: ☐ U.S. Citizen ☐ Resident Alien
(country)

Date of Birth (mm/dd/yyyy)

City	State	Zip

Phone Number

☐ Non-Resident Alien (Form W-8BEN is required)
(country)

Name (first, middle, last)

Social Security Number

Residential Street Address

Email Address

Citizenship: ☐ U.S. Citizen ☐ Resident Alien
(country)

Date of Birth (mm/dd/yyyy)

City	State	Zip

Phone Number

☐ Non-Resident Alien (Form W-8BEN is required)
(country)

4 | Contact Information (If different than provided in Section 3)

Email Address

Mailing Address

City	State	Zip

Owl Rock Service Center: 1 844 331 3341 Fax: 1 844 643 0431	A-2

Owl Rock | A Division of Blue Owl	ORCIC Subscription Agreement

 5   |  Distribution Instructions

You are automatically enrolled in our Distribution Reinvestment Plan, unless you are a resident of ALABAMA, ARKANSAS, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NEW JERSEY, OKLAHOMA, OREGON, VERMONT or WASHINGTON.

Refer to the prospectus for terms of the Distribution Reinvestment Plan. If you participate in the Distribution Reinvestment Plan or make subsequent purchases of shares of the Company, and you fail to meet the minimum net worth or annual income requirements for making an investment or you can no longer make the representations or warranties set forth in Section 7, you are expected to promptly notify your broker-dealer, financial advisor or investment advisor in writing of the change and to terminate your participation in the Distribution Reinvestment Plan.

☐

If you ARE a resident of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, Oklahoma, Oregon, Vermont or Washington, you are not automatically enrolled in the Distribution Reinvestment Plan. Please check here if you wish to enroll in the Distribution Reinvestment Plan. You will automatically receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan.

☐

If you are not a resident of the states listed above, you are automatically enrolled in the Distribution Reinvestment Plan; please check here if you DO NOT wish to be enrolled in the Distribution Reinvestment Plan and complete the Cash Distribution Information section below.

Only complete the following information if you do not wish to enroll in the Distribution Reinvestment Plan.

For custodial held accounts, if you elect cash distributions the funds must be sent to the custodian.

☐ Mail a check to Investor Mailing Address

☐ Pay to my Brokerage Account (select one and input your brokerage account number)

☐ Fidelity	☐ Charles Schwab	☐ Pershing

☐ TD Ameritrade	☐ RBC	☐ Other

▶ Account Number

☐ Electronic Deposit–Attach a voided check or instructions from your financial institution. (A deposit ticket does not contain the required ACH information)

☐ Checking	☐ Savings

▶ Name of Financial Institution

▶ ABA Routing Number		▶ Account Number

The Company is authorized to deposit distributions to the checking, savings or brokerage account indicated above. This authority will remain in force until the Company is notified otherwise in writing. If the Company erroneously deposits funds into the account, the Company is authorized to debit the account for an amount not to exceed the amount of the erroneous deposit.

 6   |  Electronic Delivery Consent (Optional)

By signing below, I (we) confirm that, to the extent possible, I (we) consent to receiving all future stockholder communications electronically via e-mail (including, but not limited to, proxy materials, annual and quarterly reports, investor communications, account statements, tax forms and other required reports) and consent to stop delivery of all paper communications. I (we) acknowledge that I (we) will not receive paper copies of stockholder communications in the future unless (i) I (we) change or revoke my (our) election at any time by notifying ORCIC at the number below, which I (we) have to right to do at any time (ii) my (our) consent is terminated by an invalid email address; or (iii) I (we) specifically request a paper copy of a particular stockholder communication, which I (we) have the right to do at any time.

I (we) have provided a valid email address. If that email address changes, I (we) will send a notice of the new address by contacting Owl Rock’s Service Center, provided that I (we) understand that providing an updated e-mail address will not change my (our) election to receive stockholder communications electronically. I (we) understand that any changes to my (our) election to receive stockholder communications electronically may take up to 30 days to take effect and that I (we) have the right to request a paper copy of any electronic communication by contacting Owl Rock’s Service Center.

The electronic delivery service is free; however, I (we) may incur certain costs, such as usage charges from an Internet service provider, printing costs, software download costs or other costs associated with access to electronic communications. I (we) understand this electronic delivery program may be changed or discontinued and that the terms of this agreement may be amended at any time. I (we) understand that there are possible risks associated with electronic delivery such as emails not transmitting, links failing to function properly and system failures of online service providers, and that there is no warranty or guarantee given concerning the transmissions of email, the availability of the website, or information on it, other than as required by law.

X

Owner or Authorized Person Signature	Date (mm/dd/yyyy)

Owl Rock Service Center: 1 844 331 3341 Fax: 1 844 643 0431	A-3

Owl Rock | A Division of Blue Owl	ORCIC Subscription Agreement

 7   |  Investor Initials

In order to induce the Company to accept this subscription, I (we) hereby represent and warrant as follows*:

Each investor must initial representations A through E if applicable:

		Primary Investor Initials	Co-Investor Initials	Co-Investor Initials

A	I (we) have received the prospectus (as amended or supplemented) for the Company at least five business days prior to the date hereof.

B	I (we) acknowledge that shares of this offering are illiquid and appropriate only as a long-term investment.

C

I (we) represent that I am/(we are) am either purchasing the shares for my (our) own account, or if I am (we are) purchasing shares on behalf of a trust or other entity of which I am (we are) a trustee or authorized agent, I (we) have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am (we are) trustee or authorized agent.

D	I (we) represent that I (we) either have (i) a net worth of at least $250,000 or (ii) a net worth of at least $70,000 and a gross annual income of at least $70,000. (Net worth does not include home, furnishings and personal automobiles).

Initial only if applicable: I am (we are) a resident of Alabama, Idaho, Kansas, Kansas, Kentucky, Maine, Massachusetts, Missouri, Nebraska, New Jersey, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Tennessee, Vermont or Washington and meet the additional suitability requirements imposed by my (our) state of primary residence as set forth in the prospectus (as amended or supplemented as of the date hereof) under the section described in the prospectus and entitled “Suitability Standards”.

E

(THIS SPACE INTENTIONALLY LEFT BLANK)

*

Except in the case of fiduciary accounts, such as those administered by trustees, guardians, conservators, custodians and personal representatives, an investor may not grant any person a power of attorney to make the representations on his, her, or its behalf.

Owl Rock Service Center: 1 844 331 3341 Fax: 1 844 643 0431	A-4

Owl Rock | A Division of Blue Owl	ORCIC Subscription Agreement

8 | Important information Rights, Certifications and Authorizations

Substitute IRS Form W-9 Certification:

Under penalties of perjury, I certify that:

1.  The number shown on this subscription agreement is my correct taxpayer identification number or (I am waiting for a number to be issued to me), and

2.  I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.  am a U.S. citizen or other U.S. person (defined in IRS Form W-9 instructions).

Certification Instructions: You must cross out certification 2 if you have been notified by the IRS that you are currently subject to backup witholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

By signing below, you also acknowledge:

•	You should not expect to be able to sell your shares regardless of how we perform.

•	The Company may offer to repurchase a limited number of shares and/or you may be able to sell your shares, in either case it is likely you will receive less than your initial purchase price.

•	We do not intend to list our shares on any securities exchange and we do not expect a secondary market in the shares to develop.

•	You should consider that you may not have access to the money you invest for an indefinite period of time.

•	Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•	The Company may pay distributions from sources other than earnings which may affect future distributions.

•	The amount of distributions, if any, are uncertain and at the discretion of the Company’s board of directors.

•	An investment in our shares is not suitable for you if you need access to the money you invest.

•

Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

•

Our distributions to stockholders may be funded in significant part from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees, that may be subject to repayment to our investment adviser. Significant portions of these distributions may not be based on our investment performance and such waivers and reimbursements may not continue in the future. The repayment of any amounts owed will reduce the future distributions to which you would otherwise be entitled.

Each investor must sign below (Custodians must sign in Section 2 on a custodial account)

X
Owner or Authorized Person Signature	Date (mm/dd/yyyy)

X
Joint Owner or Authorized Person Signature	Date (mm/dd/yyyy)

X
Joint Owner or Authorized Person Signature	Date (mm/dd/yyyy)

Owl Rock Service Center: 1 844 331 3341 Fax: 1 844 643 0431	A-5

Owl Rock | A Division of Blue Owl	ORCIC Subscription Agreement

9 | Investor Representative Information

The financial advisor or investor representative (each, an “Investor Representative”) signing below hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated as the investor’s legal residence or is exempt from such licensing.

Name of Participating Broker/Dealer or Financial Institution

Name of Financial Advisor(s)/Investor Representative(s)

Rep/Advisor Number/Team ID	CRD Number

Mailing Street Address	City	State	Zip

Email Address	Phone Number

10 | Investor Representative Signature

The undersigned confirms by its signature that it (i) has reasonable grounds to believe that the information and representations concerning the investor(s) identified herein are true, correct and complete in all respects; (ii) has verified that the form of ownership selected is accurate and, if other than individual ownership, has verified that the individual executing on behalf of the investor(s) is properly authorized and identified; (iii) has discussed such investors’ prospective purchase of shares with such investor(s); (iv) has advised such investor(s) of all pertinent facts with regard to the liquidity and marketability of the shares; (v) has delivered the prospectus and related amendments and supplements, if any, to such investor(s); (vi) understands that no sale of shares shall be completed until at least five business days after the date the investor(s) receives a copy of the prospectus, as amended or supplemented; and (vii) has reasonable grounds to believe that the purchase of shares is a suitable investment for such investor(s), that such investor(s) meets the Suitability Standards applicable to such investor(s) set forth in the prospectus (as amended or supplemented as of the date hereof), and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto. The Broker Dealer, Financial Advisor or Investor Representative listed in Section 9 has performed functions required by federal and state securities laws and, as applicable, FINRA rules and regulations, including, but not limited to Know Your Customer, Suitability and PATRIOT Act (AML, Customer Identifi-cation) as required by its relationship with the investor(s) identified on this document. By checking the share class in Section 1, you affirm that in accordance with the prospectus (i) this investment meets applicable qualifying criteria, and (ii) fees due are reduced or waived as disclosed therein.

This subscription agreement and all rights hereunder shall be governed by, and interpreted in accordance with, the laws of the state of Maryland. I understand this

Subscription Agreement is for the offering of ORCIC.

X
Financial Advisor/Representative Signature	Date (mm/dd/yyyy)

11 | Delivery Instructions

Cash, money order, counter checks, third party checks and travelers checks will NOT be accepted.

If a check received from an investor is returned for insufficient funds or otherwise not honored, ORCIC, or its agent, may return the check with no attempt to redeposit. In such event, any issuance of the shares or declaration of distributions on shares may be rescinded by ORCIC. ORCIC may reject any subscription, in whole or in part, in its sole discretion.

To ensure the fastest possible processing of this Subscription Agreement, all relevant information must be completed.

Each subscription will be accepted or rejected as soon as reasonably possible. However, the Company has up to 30 days to accept or reject each subscription from the date the subscription is received by the Company’s Processing Agent. Investors will receive a confirmation of their purchase.

Custodial accounts, forward subscription agreement to the custodian.

By Mail — Make checks payable to “UMB Bank, N.A., as EA for ORCIC” or to the custodian of record for qualified plan or brokerage account investments.

☐	By Wire Transfer	☐	Standard Mail	☐	Overnight Mail

	UMB Bank NA ABA Routing Number: 101000695 ORCIC Account Number: 98 7233 5856 Account Name: UMB Bank NA, Escrow Agent for Owl Rock Core Income Corp.		ORCIC c/o DST Systems, Inc. as Processing Agent PO BOX 219398 Kansas City, MO 64121-9398		ORCIC c/o DST Systems, Inc. as Processing Agent STE 219398 430 W 7th Kansas City, MO 64105-1407

Owl Rock Service Center: 1 844 331 3341 Fax: 1 844 643 0431	A-6

APPENDIX B: SUPPLEMENTAL PERFORMANCE INFORMATION OF THE ADVISER

The Company is a recently organized, externally managed closed-end management investment company with no operating history that has elected to be regulated as a BDC under the 1940 Act. The performance information presented below is for funds currently advised by the Adviser or its affiliates that have investment strategies that are substantially similar to the investment strategies of the Company (“Similar Accounts”). Performance information is presented for funds that focus primarily on originating and making loans to, and making debt and equity investments in, U.S. middle-market companies, including senior secured or unsecured loans, subordinated loans or mezzanine loans and, to a lesser extent, equity and equity-related securities. The Similar Accounts represent all funds managed by Adviser or its affiliates that have substantially similar investment strategies to the investment strategies of the Company.

This supplemental performance information is provided to illustrate the past performance of the Adviser and its affiliates, in managing funds with investment strategies that are substantially similar to the investment strategies of the Company.

The performance of the Similar Accounts presented below is not the performance record of the Company and should not be considered a substitute for the Company’s own performance. Past returns are not indicative of future performance.

The fees and expenses of the Company may be higher than those of certain of the Similar Accounts. Had the Similar Accounts’ performance reflected the anticipated fees and expenses of the Company, their performance may have been lower. In addition, although the Similar Accounts have substantially similar investment strategies to the investment strategies of the Company, the Company will not always make the same investments as any Similar Accounts, and, therefore, the investment performance of the Company will differ from the investment performance of the Similar Accounts.

The following table sets forth the historical net annualized total returns of the Similar Accounts for periods ending September 30, 2021.

Similar Accounts

	Inception	1-Year	3-Year	Since Inception
ORCC(1)	March 2016	11.3%	8.7%	9.1%
ORCC II	April 2017	4.0%	5.6%	7.0%
ORCC III(2)	June 2020	N/A	N/A	N/A

(1)

ORCC net annualized returns based on an annualized total return calculation for the 1-year period. Total return is based on the change in net asset value (“NAV”) per share (assuming dividends and distributions, if any, are reinvested in accordance with ORCC’s dividend reinvestment plan), if any, divided by the beginning NAV per share. 3-Year and Since Inception periods are based on an IRR calculation due to ORCC’s capital call drawdown activity prior to it’s initial public offering in July 2019.

(2)	ORCC III to be included when there is sufficient return data.

Returns for periods over one year are annualized. The Similar Accounts include drawdown and non-drawdown funds with returns for drawdown funds calculated on an internal rate of return basis and returns for non-drawdown funds calculated on a total return basis. The historical performance includes the impact of any sales load, transaction or other fees, distribution fees or servicing fees.

Net returns are presented after management fees, distribution fees, organizational expenses, fund expenses and performance-based compensation but before any taxes or tax withholding incurred by investors

B-1

OWL ROCK CORE INCOME CORP.

Maximum Offering of up to $2,500,000,000 in Class S,

Class D and Class I Shares of Common Stock

PRELIMINARY PROSPECTUS

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to make any representations other than those contained in this prospectus and supplemental literature authorized by Owl Rock Core Income Corp. and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus. Until [●] (90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as soliciting dealers with respect to their unsold allotments or subscriptions.

                    , 2021

PART C

Other Information

Item 25.	Financial Statements and Exhibits

(1)	Financial Statements

The following financial statements of Owl Rock Core Income Corp. are included in Part A of this Registration Statement.

FINANCIAL STATEMENTS:

INTERIM FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS

Exhibits

(a)(1)	Articles of Incorporation of the Registrant (incorporated by reference to Exhibit (a)(1) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(a)(2)	Second Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K, filed on February 23, 2021).

(b)	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K, filed on February 23, 2021).

(d)(1)	Subscription Agreement (included in the Prospectus as Appendix A).*

(d)(2)	Indenture, dated as of September 23, 2021, by and between Owl Rock Core Income Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on September 24, 2021).

(d)(3)	First Supplemental Indenture, dated as of September 23, 2021, relating to the 3.125% notes due 2026, by and between Owl Rock Core Income Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on September 24, 2021).

(d)(4)	Form of 3.125% notes due 2026 sold in reliance on Rule 144A of the Securities Act (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on September 24, 2021).

(d)(5)	Form of 3.125% notes due 2026 sold in reliance on Rule 501(a)(1), (2), (3), (7) or (9) of the Securities Act (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K, filed on September 24, 2021).

(d)(6)	Registration Rights Agreement, dated as of September 23, 2021, by and among Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, as representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K, filed on September 24, 2021).

(e)	Form of Distribution Reinvestment Plan (incorporated by reference to Exhibit (e) of Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2, filed on February 24, 2021).

(g)(1)	Amended and Restated Investment Advisory Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated May 19, 2021).

(h)(1)	Dealer Manager Agreement (incorporated by reference to Exhibit (h)(1) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(h)(2)	Amendment No. 1 to the Dealer Manager Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on February 23, 2021).

(h)(3)	Form of Participating Broker-Dealer Agreement (Included as Exhibit A to the Form of Dealer Manager Agreement)(incorporated by reference to Exhibit (h)(2) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(h)(4)	Shareholder Services Plan (incorporated by reference to Exhibit (h)(3) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(j)	Custodian Agreement (incorporated by reference to Exhibit (j) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(k)(1)	Amended and Restated Administration Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated May 19, 2021).

(k)(2)	License Agreement (incorporated by reference to Exhibit (k)(2) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(k)(3)	Form of Escrow Agreement (incorporated by reference to Exhibit (k)(3) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(k)(4)	Expense Support and Conditional Reimbursement Agreement by and among the Registrant and Adviser (incorporated by reference to Exhibit (k)(4) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(k)(5)	Multi-Class Plan (incorporated by reference to Exhibit (k)(5) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(k)(6)	Loan Agreement between the Company and Owl Rock Feeder FIC ORCIC Debt LLC (incorporated by reference to Exhibit (k)(6) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

(k)(7)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed February 23, 2021).

(k)(8)	Senior Secured Revolving Credit Agreement by and among the Company, as borrower, and the Revolver Lenders from time to time parties thereto, Sumitomo Mitsui Banking Corporation as Administrative Agent, Sumitomo Mitsui Banking Corporation and MUFG Union Bank, N.A. as Joint Lead Arrangers, Joint Book Runners and Syndication Agents, and JPMorgan Chase Bank, N.A. and Bank of America, N.A., as Documentation Agents (incorporated by reference to Exhibit 10.1 to the Amendment to the Company’s Current Report on Form 8-K, filed May 18, 2021).

(k)(9)	Amended and Restated Loan Agreement, by and between the Company and Owl Rock Feeder FIC ORCIC Debt LLC (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed May 14, 2021).

(k)(10)	Amendment No. 1 to the Loan Agreement (incorporated by reference to Exhibit (k)(1) to the Company’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, filed May 21, 2021).

(k)(11)	Amendment No. 1, dated as of August 26, 2021, to the Amended and Restated Loan Agreement, dated as of May 12, 2021, by and between Owl Rock Core Income Corp. and Owl Rock Feeder FIC ORCIC Debt LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on August 31, 2021).

(k)(12)	Amendment No. 2, dated as of September 13, 2021, to the Amended and Restated Loan Agreement, dated as of May 12, 2021, by and between Owl Rock Core Income Corp. and Owl Rock Feeder FIC ORCIC Debt LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on September 14, 2021).

(k)(13)	Credit Agreement, dated as of September 16, 2021, among Core Income Funding I LLC, as Borrower, the Lenders referred to therein, Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as collateral Agent, Collateral Administrator, Custodian and Alter Domus (US) LLC as document custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on September 20, 2021).

(k)(14)	Sale and Contribution Agreement, dated as of September 16, 2021, between Owl Rock Core Income Corp., as Seller and Core Income Funding I LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on September 20, 2021).

(k)(15)	First Amendment to the Senior Secured Revolving Credit Agreement, dated as of September 30, 2021, among Owl Rock Core Income Corp. as Borrower, the Lenders and Issuing Banks party thereto, and Sumitomo Mitsui Banking Corporation as Administrative Agent, Sumitomo Mitsui Banking Corporation and MUFG Union Bank, N.A. as Syndication Agents, Sumitomo Mitsui Banking Corporation and MUFG Union Bank, N.A. as Joint Lead Arrangers and Joint Book Runners, JP Morgan Chase Bank, N.A. and Bank of America as Documentation Agents (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on October 4, 2021).

(k)(16)	Loan Financing and Servicing Agreement, dated as of October 5, 2021, among Core Income Funding II LLC, as Borrower, Owl Rock Core Income Corp., as Equityholder and Services Provider, the Lenders from time to time parties thereto, Deutsche Bank AG, New York Branch, as Facility Agent, the other Agents parties thereto, State Street Bank and Trust Company, as Collateral Agent, and Alter Domus (US) LLC, as Collateral Custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on October 7, 2021).

(k)(17)	Sale and Contribution Agreement, dated as of October 5, 2021, between Owl Rock Core Income Corp., as Seller and Core Income Funding II LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on October 7, 2021).

(k)(18)	Amendment No. 1 to Loan Financing and Servicing Agreement, dated as of October 27, 2021, among Core Income Funding II LLC, as Borrower, Owl Rock Core Income Corp., as Equityholder and Services Provider, the Lenders from time to time parties thereto, Deutsche Bank AG, New York Branch, as Facility Agent, the other Agents parties thereto, State Street Bank and Trust Company, as Collateral Agent, and Alter Domus (US) LLC as Collateral Custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on October 29, 2021).

(l)	Opinion of Eversheds Sutherland (US) LLP ((incorporated by reference to Exhibit (l) to the Company’s Registration Statement on Form N-2, filed on December 15, 2020).

(n)(1)	Consent of Independent Registered Public Accounting Firm*

(n)(2)	Report of Independent Registered Accounting Firm on Supplemental Information*

(r)	Code of Ethics (incorporated by reference to Exhibit (r) to the Company’s Registration Statement on Form N-2, filed on October 16, 2020).

*	Filed herewith.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses of Issuance and Distribution

SEC registration fee	$272,750
FINRA filing fee	$225,500
Legal	$4,000,000	*
Printing	$2,500,000	*
Accounting	$1,500,000	*
Blue Sky Expenses	$1,000,000	*
Advertising and Sales	$2,000,000	*
Literature	$2,000,000	*
Due Diligence	$4,000,000	*
Miscellaneous fees and expenses	$1,251,750	*

Total	$18,750,000

*	Amounts are estimates.

Item 28.	Persons Controlled By or Under Common Control

Immediately prior to this offering, the Adviser, a Delaware limited liability company, will own 100% of the outstanding common stock of the Registrant. Following the completion of this offering, Owl Rock Capital Advisors LLC’s share ownership is expected to represent less than 1% of the Registrant’s outstanding common stock.

See “Management of the Company,” “Certain Relationships and Related Party Transactions” and “Control Persons and Principal Shareholders” in the Prospectus contained herein.

Item 29.	Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s common stock at November 22, 2021.

Title of Class	Number of Record Holders
Class S Shares	3,032
Class D Shares	959
Class I Shares	2,214

Item 30.	Indemnification

The information contained under the heading “Description of our Capital Stock” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 31.	Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which Owl Rock Capital Advisors LLC, and each managing director, director or executive officer of Owl Rock Capital Advisors LLC, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “The Adviser.” Additional information regarding Owl Rock Capital Advisors LLC and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-107232), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant;

(2)	the Transfer Agent;

(3)	the Custodian;

(4)	the Investment Adviser; and

(5)	the Administrator.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

We hereby undertake:

(1) to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3) that, for the purpose of determining any liability under the Securities Act, each such post- effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

(4) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(5) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(6) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act 17 CFR 230.497;

(ii) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(iii) the portion of any advertisement pursuant to Rule 482 under the Securities Act 17 CFR 230.482 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(7) that, for the purpose of determining any liability under the Securities Act:

(i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(8) to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on the 24th day of November, 2021.

OWL ROCK CORE INCOME CORP.

By:	/s/ Bryan Cole
Name: Bryan Cole
Title: Chief Operating Officer and Chief Financial Officer

POWER OF ATTORNEY

Each officer and director of Owl Rock Core Income Corp. whose signature appears below constitutes and appoints Craig W. Packer, Bryan Cole and Jonathan Lamm, and each of them to act without the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for him or her and in his or her name, place, and stead, in any and all capacities, to sign this Registration Statement on Form N-2 and any and all amendments thereto, including post-effective amendments and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 24, 2021.

Name	Title

*
Craig W. Packer	Chief Executive Officer, President and Director

*
Edward D’Alelio	Chairman of the Board, Director

*
Melissa Weiler	Director

*
Christopher M. Temple	Director

*
Eric Kaye	Director

*
Brian Finn	Director

/s/ Victor Woolridge
Victor Woolridge	Director

/s/ Bryan Cole
Bryan Cole	Chief Operating Officer and Chief Financial Officer

Name	Title

*
Matthew Swatt	Co-Treasurer and Co-Chief Accounting Officer

*
Shari Withem	Co-Treasurer and Co-Chief Accounting Officer

*	Signed by Bryan Cole pursuant to a power of attorney signed by each individual and filed with this Registration Statement on October 1, 2021.